SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


09011719

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

June 5, 2009

Commission File Number 1-12356

DAIMLER AG
(Translation of registrant's name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should" and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of improvement or a further deterioration of global economic conditions; a continuation or worsening of the turmoil in the credit and financial markets, which could result in ongoing high borrowing costs or limit our funding flexibility; changes in currency exchange rates and interest rates; the introduction of competing, fuel efficient products and the possible lack of acceptance of our products or services which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost reduction and efficiency optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region; the business outlook of Chrysler, in which we hold an equity interest and some of whose obligations we have guaranteed; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading "Risk Report" in Daimler's most recent Annual Report and under the headings "Risk Factors" and "Legal Proceedings" in Daimler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

DAIMLER

Innovation for Sustainable Mobility

Annual Report 2008



Key Figures

Daimler Group

Amounts in millions of €	**2008**	2007	2006	08/07 Change in %
Revenue	**95,873**	99,399	99,222	-4[1]
Western Europe	**45,916**	49,289	46,999	-7
thereof Germany	**21,817**	22,582	21,652	-3
NAFTA	**21,139**	23,499	27,857	-10
thereof United States	**17,922**	20,270	24,943	-12
Other markets	**28,818**	26,611	24,366	+8
Employees (Dec. 31)	**273,216**	272,382	274,024	+0
Investment in property, plant and equipment	**3,559**	2,927	3,005	+22
Research and development expenditure	**4,442**	4,148	3,733	+7
thereof capitalized	**1,387**	990	715	+40
Cash provided by operating activities (including discontinued operations)	**3,205**	13,088	14,337	-76
EBIT	**2,730**	8,710	4,992	-69
Value added (including discontinued operations)	**(1,147)**	1,380	631	.
Net profit	**1,414**	3,985	3,783	-65
Net profit from continuing operations	**1,704**	4,855	3,166	-65
Earnings per share (in €)	**1.41**	3.83	3.66	-63
Earnings per share, continuing operations (in €)	**1.71**	4.67	3.06	-63
Total dividend	**556**	1,928	1,542	-71
Dividend per share (in €)	**0.60**	2.00	1.50	-70

1 Adjusted for the effects of currency translation and changes in the consolidated group, decrease in revenue of 1%.

Cover:

Mercedes-Benz showed the way ahead in environmentally responsible electro-mobility in January 2009 by presenting its near-series Concept BlueZERO at the North American International Auto Show in Detroit. Based on a single vehicle architecture, this intelligent, modular concept allows three models with different drive configurations, all of which are able to meet customer requirements in terms of sustainable mobility: the BlueZERO E-CELL with battery-electric drive, the BlueZERO F-CELL with fuel cell, the BlueZERO E-CELL PLUS with electric drive and additional internal combustion engine as power generator.

Daimler Divisions >
Daimler at a glance >

Divisions

Amounts in millions of €	2008	2007	2006	08/07 % change
Mercedes-Benz Cars				
EBIT	**2,117**	4,753	1,783	-55
Revenue	**47,772**	52,430	51,410	-9
Return on sales	**4.4%**	9.1%	3.5%	.
Investment in property, plant and equipment	**2,246**	1,910	1,698	+18
Research and development expenditure	**2,994**	2,733	2,274	+10
thereof capitalized	**1,060**	705	496	+50
Unit sales	**1,273,013**	1,293,184	1,251,797	-2
Employees (Dec. 31)	**97,303**	97,526	99,343	-0
Daimler Trucks				
EBIT	**1,607**	2,121	1,851	-24
Revenue	**28,572**	28,466	31,789	+0
Return on sales	**5.6%**	7.5%	5.8%	.
Investment in property, plant and equipment	**991**	766	912	+29
Research and development expenditure	**1,056**	1,047	1,038	+1
thereof capitalized	**326**	283	211	+15
Unit sales	**472,074**	467,667	516,087	+1
Employees (Dec. 31)	**79,415**	80,067	83,237	-1
Daimler Financial Services				
EBIT	**677**	630	807	+7
Revenue	**9,282**	8,711	8,106	+7
New business	**29,514**	27,611	27,754	+7
Contract volume	**63,353**	59,143	57,030	+7
Investment in property, plant and equipment	**41**	29	17	+41
Employees (Dec. 31)	**7,116**	6,743	6,813	+6
Vans, Buses, Other				
EBIT	**(1,239)**	1,956	1,327	.
Revenue	**14,970**	14,123	13,151	+6
Investment in property, plant and equipment	**270**	241	378	+12
Research and development expenditure	**392**	368	421	+7
thereof capitalized	**1**	2	8	-50
Unit sales	**327,789**	328,122	305,001	-0
Employees (Dec. 31)	**40,255**	39,968	37,679	+1

DAIMLER

Daimler at a Glance. Fiscal Year 2008.



DAIMLER

We invented the automobile – now we are passionately shaping its future. As a pioneer of automotive engineering, we feel inspired and obliged to continue this proud tradition with groundbreaking technologies and high-quality products.

Our philosophy is clear: we give of our best for customers who expect the best – and we live a culture of excellence that is based on shared values. Our corporate history is full of innovations and pioneering achievements; they are the foundation and ongoing stimulus for our claim to leadership in the automotive industry.

The principle of sustainable mobility underlies all of our thoughts and actions. Our goal is to successfully meet the demands of future mobility. And in doing so, we intend to create lasting value – for our shareholders, customers and workforce, and for society in general.



Dieter Zetsche



Günther Fleig



Rüdiger Grube



Andreas Renschler



Bodo Uebber



Thomas Weber

With this Annual Report 2008, we would like to give you an insight into our various activities designed to secure sustainable mobility for the future. We have arranged the contents of the report in seven sections. The first section provides basic information and some examples from the Daimler world, while the report's title subject is attractively presented in a series of pictures on pages 10 to 33. The Management Report includes a description and analysis of the Group's financial position, liquidity and capital resources, and profitability. Other sections provide information on our divisions, the issue of sustainability and corporate governance, as well as the detailed financial statements.

Contents

2 - 39
Overview of the Group

40 - 87
Management Report

88 - 101
Divisions

102 - 113
Sustainability

114 - 139
Corporate Governance

140 - 215
Consolidated Financial Statements

216 - 220
Additional Information



Dear Shareholders,

2008 was a year with two very different stories for Daimler. Our first-half results were very good. We achieved record unit sales of automobiles, vans and buses. That demonstrates your company's capabilities under "normal circumstances."

In the second half of the year, circumstances were anything but normal. The automotive industry around the world was hit hard by the financial crisis - which quickly became a global recession. We felt its effects on our unit sales, revenue and earnings in the third and fourth quarters, especially at our car division. In all of our businesses, we achieved a net profit of €1.4 billion in 2008. EBIT from ongoing operations (excluding Chrysler LLC) amounted to €6.2 billion.

What were the most important developments in our divisions?

Mercedes-Benz Cars performed extremely well in the first two quarters. No other premium brand grew as fast during that period as the brand with the star. In the second half of the year, unit sales slumped as a result of the worldwide collapse of car markets. For the year as a whole, however, we gained market share in key markets. The Mercedes-Benz S-Class defended its worldwide leadership in the luxury segment. And for smart, 2008 was the best year ever.

Daimler Trucks achieved modest increases in unit sales and revenue. In 2008 it was, once again, the world's biggest producer of heavy- and medium-duty trucks. In Europe and Latin America, Mercedes-Benz Trucks even set new records for unit sales. With the newly launched Actros, we also set new standards for economy, environmental compatibility and safety. In North America, we realigned our business operations to adapt to the market reality of the region. Trucks Asia surpassed its prior-year unit sales despite difficult conditions. And we expanded our presence in major growth regions - especially in Russia and India.

Mercedes-Benz Vans sold more vehicles than ever before in the first half of last year. At times, its plants were operating at capacity limits. Although the impact of the financial crisis significantly dampened market growth in the second half of the year, our vans still achieved the second-highest annual unit sales in their history.

Daimler Buses set a new unit-sales record in 2008. Once again, we maintained our worldwide leadership in the bus segment over eight tons. And our joint venture with Sutlej Motors Ltd. in India marks our entry into yet another important growth market.

Daimler Financial Services achieved a small increase in contract volume despite the economic crisis. Its focus was on efficiency improvements and the new organization of our activities in North and South America. We took effective countermeasures early on in order to minimize the risk of credit default.

All of this shows that our foundation is solid and that we are well positioned. But it is also true that the world economic crisis is not over. A deep recession seems likely in 2009.

The best remedy in these hard times is strong products and pioneering technologies. We have both. The new E-Class is a leader in safety. Its innovative gasoline and diesel engines raise the bar for fuel efficiency and emissions. Continued optimization of the combustion engine delivers the biggest environmental benefits in the short- and medium-term. In addition, this fall we will be the first German manufacturer to launch a series-produced car with hybrid drive: the S 400 BlueHYBRID. It will be the world CO_2 champion in the luxury class. And we are already the market leader for environmentally friendly commercial vehicles.

Furthermore, we will pass important milestones in 2009 on our way to emission-free driving. We will launch limited editions of an electric smart and a Mercedes-Benz with fuel-cell drive this year. A short time later, we will produce the first Mercedes-Benz with battery-electric drive. We are now directly involved in the development and production of the latest lithium-ion technology, which will be applied in all three of those vehicles. At the same time, we are cooperating with energy providers and other partners on the development of the infrastructure required for electric vehicles. That comes at a significant cost, but it is money well invested. We want to be the engine of sustainable mobility. In the current situation, we place top priority on investing in products, technologies and strategically important markets.

I would like to thank you, our shareholders, for your trust. Our thanks also go to our employees, whose skills and efforts allow us to meet the challenge of the global economic crisis from a position of relative strength. Our employees' pursuit of excellence is also the key to achieving our goal of emerging stronger from this recession.

This economic situation is unusual, but so is our determination. We will stay on track. To help us do so, I would like to ask for your continued support in the future.

Yours sincerely



Dieter Zetsche

Board of Management



Günther Fleig | 60
Human Resources &
Labor Relations Director
Appointed until 2009

Bodo Uebber | 49
Finance & Controlling,
Daimler Financial Services
Appointed until 2011

Dieter Zetsche | 55
Chairman of the Board of Management,
Head of Mercedes-Benz Cars
Appointed until 2010



Andreas Renschler | 50
Daimler Trucks
Appointed until 2010

Thomas Weber | 54
Group Research &
Mercedes-Benz Cars Development
Appointed until 2010

Rüdiger Grube | 57
Corporate Development
Appointed until 2010



More than

20,000,000,000 kilometers

are driven every day in worldwide personal transport:
on the way to work, to school, or back home to the family.




S OG 6218

Mercedes-Benz S 400 BlueHYBRID

The intelligent, high-performance engine management reacts very subtly; it optimally adjusts the drive system combining gasoline engine and electric motor for varying requirements. This achieves significant reductions in fuel consumption and emissions.

... and every kilometer counts

At Daimler, every day approximately 19,000 research and development engineers face the challenge of making future mobility safe and sustainable with innovative products. In the field of passenger cars, we are pursuing this goal with our "Road to the Future."

An important milestone on the way to sustainable mobility is the Mercedes-Benz S 400 BlueHYBRID; because the combination of a further developed V6 gasoline engine and a compact electric motor makes the S 400 BlueHYBRID the world's most economical luxury sedan with a gasoline engine: Fuel consumption in the combined cycle is just 7.9 liters per 100 kilometers. The innovative drive system offers double benefits: On the one hand, it helps to save fuel and reduce emissions. On the other hand, the interplay between the two drive units enhances the vehicle's dynamism and gives it even more impressive torque and effortless power delivery. Specially developed lithium-ion high-voltage batteries, an extremely convenient and efficient start-stop function, recovery of braking energy and many more innovations are impressive proof of our ambition to provide customers with economical and environmentally compatible premium automobiles – but not doing without the typical Mercedes-Benz attributes of safety, comfort and a superior driving experience.



The compact hybrid module placed between the transmission and the engine also serves as starter and alternator. The disk-shaped electric motor helps to save fuel and enhances driving pleasure.


HAMBURG



Every day, approximately

40,000,000 tons

of goods are transported solely on the roads of Europe. Whether the goods are fruit, vegetables, clothing, construction materials or other industrial goods – we depend on fresh and timely deliveries.



Mercedes-Benz Actros BlueTec
The world champion: With each liter of diesel fuel saved, it reduces CO_2 in the atmosphere by 2,640 grams. Today, more than 200,000 Mercedes-Benz trucks are on the road with BLUETEC technology.
TGH
HYSTER
THERMO KING
SÜD
Truck of the Year 2009
GER MB 719

... environmentally friendly transportation

Experts predict that transport volumes will double by 2030 compared with the year 2000. With our "Shaping Future Transportation" initiative, we want to maintain mobility for future generations and to make it as sustainable and safe as possible.



Highly sensitive measuring and testing methods ensure that the emission and consumption figures of our commercial-vehicle engines are continuously improved.

After a seven-day test journey of 12,728 kilometers, it was clear: The Mercedes-Benz Actros with BLUETEC technology consumed an average of exactly 19.44 liters of diesel per 100 km, putting it into the Guinness Book of Records as "the most fuel-efficient 40 ton truck."

That saves money for logistics companies and fleet operators in times of high fuel prices, and is also good for the environment. Because the new Mercedes-Benz Actros reduces CO_2 emissions to 20.5 grams per ton of payload per kilometer (g/t/km), making it the CO_2 world champion. The heavy-duty truck is also ahead of the competition in everyday traffic, with fuel consumption of between 30 and 35 liters/100 km and CO_2 emissions of 30 to 37 g/t/km.

The basis for these excellent results is the constant optimization of the conventional diesel engine, making it into a high-tech drive system. BLUETEC technology alone reduces diesel consumption by 2 to 5 percent, which can mean savings of up to 2,000 liters per truck each year.



Approximately

280,000 new buses

went on the roads around the world in 2008. They connect employees and employers, pupils and schools, students and universities, and take us to our destinations safely and cost-efficiently.




Clean Air Hybrid Electric Bus
3802
704
3802
MTA

Orion VII Hybrid Bus

The biggest fleet of hybrid buses in the world covers more than 72,000 kilometers every day in New York. Compared to their predecessors, the buses' lithium-ion batteries now have much longer lifetimes.

... conserving resources

On the way to an emission-free commercial vehicle, Daimler has started the "Shaping Future Transportation" initiative. Urban buses such as the Orion VII Hybrid or the Fuso Aero Star Eco Hybrid are already helping to reduce fuel consumption and emissions around the world.


MTA New York City Bus


A big step towards emission-free drive systems in commercial transportation: The Orion VII Hybrid bus reduces emissions significantly and provides the driver with a clean and pleasant workplace.

You can hardly hear them. And you don't smell them. But you can see them: the latest-generation buses in New York. This US metropolis is the first city in the world to order 850 Orion VII Hybrid buses with environmentally friendly lithium-ion hybrid technology, which are now being put into operation. The new vehicles with alternative drive technology consume up to 30% less fuel than conventional buses and emit up to 30% less carbon dioxide.

Hardly noticed by the passengers, under the hood an extremely efficient combustion engine operates with constant revolutions to generate electricity for the electric drive system. In addition, every time the brakes are applied, the waste energy is used to recharge the extremely light and durable lithium-ion batteries. This innovative drive technology has meanwhile gained great acceptance in the NAFTA region. The environmentally friendly Orion Hybrid VII buses are now in operation also in Ottawa, Toronto and Houston. Daimler continues to work hard on replacing diesel engines with fuel cells as far as possible by the year 2015.

So the goal of Daimler's "Shaping Future Transportation" initiative is getting closer: emission-free drive systems in local public transport and goods transport.


TAITO
エスパス

More than

5,500,000,000 people

around the world are actively or passively involved in transport: as pedestrians, cyclists, bus, truck or car drivers or passengers.





Mercedes-Benz E-Class
The standard equipment of the new E-Class includes the active hood, with which Mercedes-Benz demonstrates the active role it plays for pedestrian protection: If an accident occurs, a spring system lifts the hood within milliseconds by five centimeters, thus expanding the crumple zone.
S OY 8658

... traveling safely

The vision of accident-free driving motivates Daimler to make future mobility as safe as possible for all road users. With the new Mercedes-Benz E-Class, we once again demonstrate our pioneering role in the field of safety.



ATTENTION ASSIST helps drivers to recognize their tiredness in good time, thus preventing serious accidents. The system was comprehensively tested up to series launch in the new E-Class in Daimler's research and development departments.

According to scientific studies, approximately 25 percent of all serious traffic accidents on highways are caused by tired drivers. Because drivers often fail to recognize fatigue early enough, which can lead to dangerous microsleep at the wheel. The latest generation of safety technology from Mercedes-Benz now focuses on this alarming statistic; it recognizes dangerous situations when they have only just begun and can trigger an immediate response. For example, the new ATTENTION ASSIST safety system notices the driver's tiredness and requests him or her to take a break. We offer ATTENTION ASSIST for the first time as an optional extra in the new E-Class.

The system constantly monitors the driver's behavior in terms not only of speed but also of steering-wheel and pedal movements and indicator operation, as well as external influences such as road unevenness or side winds. This allows risky maneuvers and typical signs of fatigue to be recognized and the driver is effectively warned with an acoustic signal and unmistakable advice displayed on the dashboard: "ATTENTION ASSIST. Pause!" This and other innovative safety systems from Mercedes-Benz are important steps on the way to accident-free driving.



Daimler invests more than

4,000,000,000 euros

each year in research and development projects: in new, fascinating automobiles, economical commercial vehicles, environmentally friendly drive technologies, innovative safety systems – in convincing solutions for safe, individualized and sustainable mobility.





Mercedes-Benz Sprinter Plug-In-Hybrid

On the way towards the future: The world's biggest test fleet of vans with hybrid drive has a star on the hood. The Sprinter Plug-In-Hybrid is in use as a box van or combination van, as a delivery or service vehicle or as a shuttle bus, and is thus tested in various types of application.

... for the future of mobility

Daimler's research and development expenditure is among the highest in the industry – and we also have a leading position for inventiveness with a portfolio of nearly 22,000 patents. Because as the inventor of the automobile, we are particularly keen also to shape its future.



Developed in our Van Technology Center in Stuttgart-Untertürkheim and tested all over the world: The innovative plug-in technology from Mercedes-Benz allows the Sprinter Plug-In-Hybrid's batteries to be charged from an electric socket.

It's economical, it's light, it's powerful, and it runs on electricity: the new Sprinter Plug-In-Hybrid. In summer 2008, Mercedes-Benz started customer trials with the second generation of this innovative concept for a hybrid commercial vehicle – with the world's biggest fleet of vans with hybrid drive.

This van gets its energy not only from the filling station but also from an electric socket, and can drive continuously for up to 30 kilometers purely on electric power. In real-life operation with courier company FedEx on an extremely demanding inner-city route in Paris, fuel consumption fell by 40 % compared with pure diesel operation. For 62 % of the distance covered, only electric power was used. The van's batteries can be charged in three different ways: by the combustion engine when it is in operation, by recovering braking energy when the brakes are operated, and the Sprinter Plug-In-Hybrid can also be charged from an electric socket – simply plug it in.

The Plug-In-Hybrid is just one of the numerous results of the research and development work carried out at Daimler. R&D has been a key area of our work since the beginning of the automobile's history, and it is the most important prerequisite for future mobility.



Approximately

9,600 apprentices

secure our future. An investment in training yields the best interest – for our employees and for the Group. Mobility of the future places high demands on our employees and offers interesting prospects for our apprentices.





Highly trained employees apply their knowledge and skills in our plants and ensure maximum quality and efficiency.

... mobilize a company

Our employees are the key to our success and our apprentices are the basis for a successful future. These young people stand behind our future innovations and technologies, they ensure that our products and services are competitive, and they accelerate the development of the Daimler Group all over the world.



Our employees' high personal commitment and skills are our biggest strengths. In order to secure this basis over the long term, we place great emphasis on professional training and continuous further training, provide exemplary health care and optimal safety at work, promote diversity at the Group, work for equal opportunities, and facilitate the combination of career and family. In this way, we create the right conditions for maximum quality and efficiency – like at our plant in Sindelfingen, which received the Platinum Award for the world's best manufacturing quality from J.D. Power & Associates in 2008.

We are convinced that we can only satisfy our customers with outstanding products and services when we are the employer of choice for the best employees today and in the future. Because it is our employees who constantly drive the Group's ongoing development.

In our training center in Esslingen-Brühl, approximately 1,250 young people are receiving occupational training for a variety of careers.

Important Events in 2008

January

Presentation of the new Mercedes-Benz CLC. The new sport coupe impresses with its exclusive design, power and dynamism. It offers an attractive entry into the Mercedes-Benz coupe family with a high-quality driving experience.

February

Daimler makes the breakthrough with battery technology. Daimler achieves a decisive breakthrough in the field of battery technology. The Group has succeeded in adapting lithium-ion batteries to the demanding requirements of automotive applications (see page 108).

March

Debut of new Mercedes-Benz Actros. The third generation of the Mercedes-Benz Actros makes its debut. It sets new standards in terms of economy, comfort, safety and design.

April

World premiere for the GLK in Beijing. A distinctive design, superior performance and a maximum of safety and ride comfort: The GLK sets a new benchmark in the segment of compact SUVs.

Joint venture Daimler Hero Commercial Vehicles Ltd is founded. Daimler holds 60% of this joint venture with the Indian Hero Group. Commercial vehicles are to be produced for the Indian volume market under a new brand name.

Daimler becomes a key shareholder in Tognum. Daimler AG takes a 22.3% equity interest in Tognum AG. This acquisition is intended to secure long-term supply relations. Additional Tognum shares are later acquired on the stock exchange.

June

Mercedes-Benz Bank surpasses €5 billion mark for customer deposits. Growth continues in the direct banking business. More than 280,000 customers have call-money accounts or fixed-term deposit accounts with the Mercedes-Benz Bank.

Debut of new-generation Mercedes-Benz Hybrid Sprinter. The first vans of the second generation are handed over to customers for trials in the United States.

Mercedes-Benz announces construction of a new plant in Hungary. New capacities are to be created in Kecskemét for the future expansion of the model range of premium compact cars. The first cars are to be assembled there in 2012 (see page 93).



July

Earnings outlook impacted by global economic slowdown. On the occasion of publishing its financial results for the second quarter, Daimler reduces its full-year target for EBIT from ongoing operations (excluding Chrysler) to over €7 billion.

September

Alternative drive systems presented at IAA Trucks. Daimler presents eleven commercial vehicles with alternative drive systems in Hanover, including three world premieres from Mercedes-Benz Trucks: the Axor BlueTec Hybrid, the Econic NGT Hybrid with natural-gas drive and the Econic BlueTec Hybrid using a diesel engine.

E-mobility project starts in Berlin. In a shared initiative, Daimler and RWE start the world's biggest joint venture for climate-friendly electric vehicles. This cooperation between companies in different sectors combines the specialized expertise of two key industries (see page 92).

October

Financial and economic crisis reflected by quarterly results. The ongoing worsening of the world economy leads to lower earnings and an adjustment of full-year EBIT anticipated from continuing operations excluding Chrysler to over €6 billion.

Prizes for the Sindelfingen plant. The Sindelfingen plant receives the J.D. Power Platinum Award for the best quality shipped worldwide. And the trade magazine "Production" awards it the title of "Factory of the Year" for excellent quality management.

Daimler Truck North America presents its plan for optimization and repositioning. With this comprehensive program, the Group is reacting to sustained weakness of demand in the entire industry and structural changes in its core markets (see page 48).

Series production of new four-cylinder diesel engine starts in Untertürkheim. The new-generation engine combines driving pleasure with excellent fuel consumption of 5.2 liters per 100 kilometers and carbon-dioxide emissions of 138 grams of CO_2 per kilometer. The engine's modular construction allows a wide range of applications.

Start of car2go mobility concept. With car2go, Daimler gives a pioneering answer to the problem of rising traffic volumes in urban areas. The pilot phase begins in Ulm and tests the concept with the smart fortwo under real conditions (see page 92).

November

World champion for Vodafone McLaren Mercedes. Lewis Hamilton clinches the drivers' world championship in the last corner of the Brazil Grand Prix. Vodafone McLaren Mercedes takes second place in the constructors' championship.

December

Management and labor council agree on short-time work. In order to adjust production to the difficult market situation, plant-specific reductions in working time are agreed upon with the employee representatives for the first quarter of 2009. This includes the introduction of short-time work.

Daimler concludes strategic partnership with Kamaz. Our 10% equity interest in Russia's biggest-selling truck manufacturer represents Daimler's entry into the high-volume Russian market and is part of our growth strategy in the BRIC markets.

Daimler and Evonik establish strategic alliance. A new partnership is formed to accelerate the research, development and production of cells for lithium-ion batteries: a milestone on the way to the series production of electric vehicles.



Daimler Shares. Global financial crisis causes high stock-market volatility. Daimler's share price falls sharply in a difficult environment. Dividend reduced to €0.60 per share. Comprehensive investor relations activities.

Development of Daimler's share price and relevant indices

	End of 2008	End of 2007	08/07 % change
Daimler's share price (in €)	**26.70**	66.50	-60
DAX 30	**4,810**	8,067	-40
Dow Jones Euro STOXX 50	**2,451**	4,400	-44
Dow Jones Industrial Average	**8,776**	13,265	-34
Nikkei	**8,860**	15,308	-42
Dow Jones STOXX Auto Index	**200**	361	-45
S&P Automobiles Industry Index	**26**	94	-72

Stock-exchange data for Daimler shares

ISIN	DE0007100000
German securities identification number	710000
CUSIP	D1668R123
Stock-exchange abbreviation	DAI
Reuters ticker symbol	DAIGn.DE
Bloomberg ticker symbol	DAI:GR

World economic slump affects development of global stock markets. Due to the spread of the US subprime crisis to the international financial markets and the resulting worldwide economic slump, share prices fell drastically on all major stock markets in 2008. This development already started in spring, when increasing numbers of investors became convinced that the financial crisis would have significant effects on economic developments in the triad markets (Western Europe, North America and Japan) and in the emerging markets. However, only slight effects on the real economy were expected at that point in time. But as the year progressed, many investors became afraid that economic growth would fall much more sharply than had been assumed and that this phase of weak growth might last much longer than in previous downturns. And in last autumn, the dominant question became how long and how deep the recession would be. In this environment, the Dow Jones Euro STOXX 50, the Dow Jones Industrial Average, the S&P 500 and the Nikkei all fell significantly. Indices in the triad markets were also much more volatile. The DAX performed relatively well in autumn; its performance was substantially boosted by the special development of VW's share price.

Shares were sold of companies in all sectors, although selling pressure was particularly high for shares in European manufacturers of automobiles and commercial vehicles in expectation of a global recession; many portfolio managers decided to give auto stocks a lower weighting in their portfolios or to sell them. Another reason for investors' aversion to auto stocks was uncertainty concerning the effects of future CO_2 legislation on customer demand and carmakers' profitability.

Unsatisfactory development of Daimler's share price. In this negative environment, Daimler's share price fell by 60% over the year, a significantly weaker development than the industry index, although the Dow Jones STOXX Auto Index was substantially influenced by the sharp rise in VW's share price caused by Porsche increasing its stake in VW.

After closing the year 2007 at €66.50, Daimler's share price came under significant pressure in January due to strong market turbulence and fell below €50. The increased volatility was primarily related to index transactions and had little basis in fundamentals. Nonetheless, even in this early phase some investors expected Daimler's earnings trend to be significantly impacted by the economic downturn during the rest of the year. The share price stabilized again during the spring, but investors remained cautious with regard to auto stocks.

Daimler share price (high/low), 2008
in €


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Share price index, 2008


Daimler AG
Dow Jones STOXX Auto Index
DAX
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12/31/07
2/29/08
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As the second quarter progressed, many investors increasingly assumed that economic growth would slow down more than had been expected and that the period of economic weakness would last longer than in previous downturns. The share price was also depressed by high raw-material costs, the ongoing rise in the price of oil, and the extremely weak dollar. In this negative environment, Daimler's share price fell to just below €40 at the end of June and remained around this level during the third quarter.

Although shares were attractively priced, increasing indications that the financial market crisis was affecting the real economy led to low levels of stock purchases by institutional investors in the fourth quarter of 2008. Share prices fluctuated sharply, not only due to significantly reduced expectations for profits and cash flows on the part of investors and analysts because of the economic downturn, but also resulting from market and portfolio trading strategies. For example, many investors who had financed their shareholdings in Daimler with borrowed capital were forced to sell some or all of their Daimler shares with high losses because their banks demanded repayment of their loans.

At the end of 2008, Daimler's share price closed at €26.70 in Xetra trading in Frankfurt and at US $38.28 in New York. This was equivalent to a market capitalization of €24.8 billion or US $35.5 billion. In the first few weeks of the year 2009, markets were unable to defend the gains made at the end of last year. Due to the renewed weakening of the financial sector, stock markets generally came under pressure. Daimler's share price was unable to avoid this trend.

Although the market is aware that Daimler's share price is very low in historical terms at the time of this report being prepared in February 2009, investors are still unwilling to purchase our shares. Most of the institutional investors are waiting until a clear picture emerges of the future development of our earnings and cash flows. The credit crisis has also caused uncertainty about how and at what costs the automobile manufacturers will be able to refinance their financial services business in the future.

From today's perspective, it is not possible to reliably predict when the stock markets will return to a long-term upward trend. This very much depends upon when investors start to assume that the general economic situation will improve once again.

Optimization of capital structure with share buyback program. In order to optimize Daimler's capital structure, on the basis of the authorization granted by the Annual Meeting on April 4, 2007, the Board of Management and the Supervisory Board approved a share buyback program in August 2007. The background to this decision was the high net liquidity and high equity ratio in the industrial business following the separation from Chrysler. The optimization of the capital structure has the goal of reducing the use of equity capital, which is more expensive than borrowed capital. This should prevent investment decisions being limited and growth opportunities not being utilized due to the excessive cost of capital.

In exercise of the authorization granted by the Annual Meeting on April 4, 2007, 49.8 million shares were bought back for a total of €2.7 billion in the months of February and March 2008. All of those shares were cancelled without any reduction in the capital stock by April 2008. As a result, the proportionate share in the capital stock of each no par value share increased from €2.73 to €2.87.

The Annual Meeting of the shareholders held on April 9, 2008 approved a new authorization to buy back a maximum of 10% or approximately 96.4 million of the outstanding shares. In the period of June through October 2008, we bought back 37.3 million shares for €1.4 billion under this authorization. Due to the worsening of the worldwide financial and economic crisis and its impact on the real economy, Daimler discontinued implementation of the share buyback program on October 24, 2008.

Employee share program with enhanced attractiveness. In two offers made in the year 2008, eligible members of the workforce were once again able to acquire employee shares with tax advantages. In the second action in October, Daimler made a one-time offer of up to two bonus shares per person, thus providing a bigger incentive for employees to acquire shares in their company. The response was strong: In 2008, approximately 41,300 employees (or 24% of those eligible) purchased a total of 973,000 employee shares.

Statistics

	End of 2008	End of 2007	08/07 % change
Capital stock (in millions of €)	**2,768**	2,766	+0
Number of shares (in millions)	**964.6**	1,013.9	-5
thereof treasury shares	**37.1**	0	.
Market capitalization (in billions of €)	**24.8**	67.4	-63
Number of shareholders (in millions)	**1.3**	1.2	+8
Weightings in share indices			
DAX 30	**5.38%**	8.16%	
Dow Jones Euro STOXX 50	**1.88%**	2.80%	
Long-term credit ratings			
Standard & Poor's	**A-**	BBB+	
Moody's	**A3**	A3	
Fitch	**A-**	A-	
DBRS	**A (low)**	A (low)	

Statistics per share

Amounts in €	2008	2007	08/07 % change
Net profit (basic)	**1.41**	3.83	-63
Net profit (diluted)	**1.40**	3.80	-63
Dividend	**0.60**	2.00	-70
Shareholders' equity (Dec. 31)	**33.93**	37.71	-10
Xetra share price: year-end[1]	**26.70**	66.50	-60
Xetra high[1]	**64.68**	77.76	-17
Xetra low[1]	**19.35**	46.30	-58

1 Closing prices

Dividend reduced to €0.60 per share. In view of the effects of the global economic crisis on Daimler's earnings situation, the Board of Management and the Supervisory Board suggest a smaller dividend distribution this year. We will propose to the Annual Meeting to be held on April 8, 2009 that the dividend for the year 2008 be reduced from €2.00 per share to €0.60 per share. Based on the number of shares entitled to a dividend as of December 31, 2008, this represents a dividend payout of €556 million (prior year: €1,928 million). The main reasons for the dividend adjustment are the level of earnings in the year 2008 and the difficulty in estimating the further development of the world economy and the automotive markets.

Broad shareholder base. Daimler continues to have a broad shareholder base of approximately 1.3 million shareholders. At the end of 2008, the largest shareholder was the Kuwait Investment Authority with a holding of 7.6%. In addition, on February 20, 2008, Capital Research and Management Company informed us that it had exceeded the statutory disclosure threshold of 3% of voting rights and now held 3.03% of our shares.

In total, institutional investors held 69% of our equity and private investors held 24%. Approximately 76% of our stock was in the hands of European investors and approximately 16% was held by US investors. After falling for several years, the number of private investors entered in Daimler's share register increased once again in 2008. At the end of the year, we had 37.1 million treasury shares (own shares bought back), equivalent to 3.8% of the outstanding shares. The weighting of Daimler shares in major indices decreased during the year due to the share-price development. In the German DAX 30 index, our stock was ranked in 9th position with a weighting of 5.38% (end of 2007: 8.16%). In the Dow Jones Euro STOXX 50 index, Daimler shares were represented with a weighting of 1.88% (end of 2007: 2.80%).

The global trading volume in Daimler stock amounted to 2.9 billion shares in 2008 (2007: 2.7 billion), of which 2,791 million were traded at German stock exchanges (2007: 2,511 million) and 120 million were traded on the New York Stock Exchange (2007: 154 million).

Shareholder structure as of December 31, 2008
By type of shareholder

Kuwait Investment Authority	7.6%
Institutional investors	68.8%
Retail investors	23.6%



Shareholder structure as of December 31, 2008
By region

Germany	48.6%
Europe, excluding Germany	27.7%
USA	15.7%
Rest of the world	8.0%



Continued inclusion in important sustainability indices. Our efforts to organize our strategy and operations also in line with the principle of sustainability were rewarded by external appraisals once again in 2008. Daimler's stock was included for the fourth time in the Dow Jones Sustainability Index (DJSI), one of the world's leading indices of its kind. The Group's commitment to sustainability was assessed in the areas of economics, ecology, human resources and social responsibility. On the basis of this assessment, Daimler was placed among the top five companies in the automotive industry in terms of sustainability. Our ongoing listing in the DJSI is one of our accomplishments on the way to achieving more sustainable management. However, Daimler is no longer listed in the European DJSI STOXX, because that index has been reduced to include only two companies in the European automotive industry. Daimler will further intensify its efforts in the field of sustainability.

Daimler Annual Meeting in 2008. Following the change of name to Daimler AG in October 2007, the first Annual Meeting was held with the new name at the International Congress Center (ICC) in Berlin on April 9, 2008. It was attended by approximately 6,500 shareholders. With 42.5% of the equity capital represented at the Annual Meeting, shareholder representation increased once again (2007: 39.2%). In the voting on the items of the agenda, the shareholders adopted the recommendations of the management with large majorities.

Comprehensive investor relations activities. Once again in the past year, the Investor Relations department provided timely information on the development of the Group to institutional investors, analysts, rating agencies and private shareholders.

Our communication activities for institutional investors and analysts included roadshows in the major financial centers of Europe, North America and Asia, as well as large numbers of one-on-one meetings. We carried out presentations of the Group at the international motor shows in Detroit, Geneva, Hanover and Paris. We regularly reported on our quarterly results and on important changes at the Group via conference calls and Internet transmissions.

Further improvement of Investor Relations website. At the International ARC Awards for the world's best annual reports, our interactive annual report was awarded the prize for the best online annual report in the Automobiles & Trucks category for the third time in succession. In addition, we further improved the entire IR section of the Daimler website in 2008.

Increased number of online shareholders. The popularity of our electronic information and communication service was confirmed once again last year. The number of shareholders registered in Daimler's e-service increased to approximately 95,000 by the end of 2008.

Of that total, approximately 80,000 shareholders received their invitations to the Annual Meeting by e-mail instead of by post last year, thus helping to protect the environment and reduce costs.

Access to the e-service for shareholders and further information on it can be found on our website at https://register.daimler.com.

Daimler sold 2.1 million vehicles in a difficult environment in 2008 (2007: 2.1 million vehicles). Revenue decreased by 4% to €95.9 billion, operating profit (EBIT) was down to €2.7 billion (2007: €8.7 billion) and **net profit** fell to €1.4 billion (2007: €4.0 billion). The main reasons for the lower earnings were not only the dramatic effects on automotive markets of the worldwide financial and economic crisis, but also the very high level of raw-material prices on average over the year, weak currencies and charges relating to Chrysler. In order to improve our earnings situation once again, we continued and intensified our efficiency-enhancing actions. The year 2009 will also be extremely difficult for Daimler, but we have a good starting position due to our efforts in recent years: **Daimler has strong brands, exciting products, the right technologies and a sound financial basis.** These are the best preconditions for us to successfully meet the challenges ahead.


S ON3811

Management Report

The Remuneration Report in the Corporate Governance section on pages 122 ff is also part of the Management Report.

The Group

Daimler can look back on a tradition covering more than one hundred years, which features pioneering achievements in automotive engineering and extends back to Gottlieb Daimler and Carl Benz, the inventors of the automobile. Today, the Daimler Group is a leading supplier of superior premium automobiles and the world's biggest manufacturer of heavy and medium trucks, with a wide range of first-class trucks, vans and buses. The product portfolio is completed by a range of tailored automotive services. Daimler holds a 22.5% equity interest in the European Aeronautic Defence and Space Company (EADS), a leading company in the aerospace and defense industries. In addition, during 2008 Daimler acquired 28.4% of the shares in Tognum AG, one of the world's leading producers of off-highway engines. Following the transfer of a majority interest in Chrysler to Cerberus Capital Management in August 2007, Daimler AG holds an equity interest of 19.9% in Chrysler, a US automobile manufacturer.

Daimler is active in nearly all of the countries in the world, with strong brands and a comprehensive portfolio of vehicles ranging from small cars to heavy trucks, complemented by services along the automotive value chain. The Group has production facilities in a total of 19 countries and approximately 7,300 sales centers worldwide. The global networking of research and development activities and of production and sales locations gives Daimler considerable potential to enhance efficiency and to gain advantages in an internationally competitive market. For example, we can apply our new green drive technologies in a broad portfolio of vehicles while utilizing experience and expertise from all parts of the Group.

Of Daimler's total revenue of €95.9 billion in the year 2008, 49% was generated by Mercedes-Benz Cars, 27% by Daimler Trucks, 9% by the Daimler Financial Services division and 15% by the Vans, Buses, Other segment.

At the end of 2008, Daimler employed a total workforce of more than 270,000 people worldwide.

The products supplied by the **Mercedes-Benz Cars** division range from the high-quality small cars of the smart brand to the premium automobiles of the Mercedes-Benz and AMG brands and to the Maybach luxury sedans. Most of these vehicles are produced in Germany, but the division also has production facilities in the United States, France, South Africa, Brazil, India, Vietnam, Indonesia and China. Worldwide, Mercedes-Benz Cars has 17 production sites at present. In order to extend our model range in the compact-car segment, we decided in June 2008 to build a new plant in Hungary, which is to go into operation in 2012. The most important markets for Mercedes-Benz Cars in 2008 were Germany with 26% of unit sales, the other markets of Western Europe (31%), the United States (20%), China (4%) and Japan (3%).

As the world's leading manufacturer of heavy-duty and medium-duty trucks, the **Daimler Trucks** division develops and produces vehicles within a global network under the brands Mercedes-Benz, Freightliner, Sterling, Western Star and Mitsubishi Fuso. The division's 33 production facilities are in the NAFTA region (16), Europe (7), South America (1), Asia (8) and Africa (1). In the context of repositioning our North American truck business, we will cease production of the Sterling brand in March 2009 and will close the plants in St. Thomas, Canada in March 2009 and in Portland, USA in June 2010. In February 2009, we opened a new plant for the production of heavy trucks in Saltillo, Mexico. Daimler Trucks' product range covers light, medium and heavy-duty trucks for local and long-distance deliveries and construction sites, as well as special vehicles for municipal applications. Due to close links in terms of production technology, the product range also includes the buses of the Thomas Built Buses and Mitsubishi Fuso brands. The division's most important sales markets in 2008 were Asia (with 33% of unit sales), the NAFTA region (21%), Western Europe (18%) and Latin America excluding Mexico (13%).

Consolidated revenue by division

Mercedes-Benz Cars	49%
Daimler Trucks	27%
Daimler Financial Services	9%
Vans, Buses, Other	15%



The **Daimler Financial Services** division supports the sales of the Daimler Group's automotive brands in more than 40 countries. Its product portfolio mainly comprises tailored financing and leasing packages for customers and dealers, but it also provides services such as insurance, fleet management, investment products and credit cards. The main areas of the division's activities are Western Europe and North America. In 2008, every third vehicle sold by Daimler was financed by Daimler Financial Services. Its contract volume of €63.4 billion covers 2.5 million vehicles. Daimler Financial Services also holds a 45% interest in the Toll Collect consortium, which operates an electronic road-charging system for trucks over 12 metric tons on highways in Germany.

The **Vans, Buses, Other** segment primarily comprises the Mercedes-Benz Vans and Daimler Buses units and our shareholdings in the European Aeronautic Defence and Space Company (EADS), Tognum AG and Chrysler Holding LLC.

The **Mercedes-Benz Vans** unit has production facilities at a total of seven locations in Germany, Spain, the United States, Argentina and Vietnam for the Vito/Viano, Sprinter and Vario series in weight classes ranging from 1.9 to 7.5 metric tons. An additional plant is now being established in China. The main sales markets for vans are Europe (82%) and the NAFTA region (7%). The Sprinter is also sold under the Dodge and Freightliner brands in the United States and Canada.

The product range of **Daimler Buses,** the world's leading manufacturer of omnibuses above 8 tons with the brands Mercedes-Benz, Setra and Orion, comprises buses for tourist, urban and interurban applications as well as bus chassis. The most important of the 15 production sites are in Germany, Turkey, Brazil and the NAFTA region. In 2008, 48% of the unit's revenue was generated in Western Europe, 15% in the NAFTA markets and 19% in Latin America (excluding Mexico).

Report and explanation of details provided pursuant to Section 315, Subsection 4 of the German Commercial Code

Management. Daimler AG is a stock corporation domiciled in Germany (see pages 116 ff). It is managed by a Board of Management, whose members are authorized to represent it vis-à-vis third parties. The Board of Management must have at least two members, who, in accordance with Section 84 of the German Stock Corporation Act (AktG), are appointed by the Supervisory Board for a maximum period of office of five years. Reappointment or the extension of a period of office, in each case for a maximum of five years, is permissible. However, the Supervisory Board of Daimler AG has resolved generally to limit both initial appointments and reappointments to a maximum of three years in the future. Appointments and reappointments can only be made by a resolution of the Supervisory Board; reappointments may generally not be made more than one year before the end of a Board of Management member's current period of office. The Supervisory Board appoints one of the members of the Board of Management as the Chairman of the Board of Management. In exceptional cases, a member of the Board of Management can be appointed by the court in accordance with Section 85 of the German Stock Corporation Act.

The Supervisory Board can revoke the appointment of a member of the Board of Management and of the Chairman of the Board of Management if there is an important reason to do so.

Remuneration. A description of the system of remuneration and the individualized details of the remuneration of the members of the Board of Management and Supervisory Board are shown in the Remuneration Report on pages 122 ff. This is part of the Management Report.

Purpose of the company, amendment to the Articles of Incorporation. The general purpose for which the company is organized is defined in Article 2 of the Articles of Incorporation. Pursuant to Section 179 of the German Stock Corporation Act, the Articles of Incorporation can only be amended by a resolution of the Annual Meeting. In accordance with Section 133 of the German Stock Corporation Act and Article 19, Paragraph 1 of the Articles of Incorporation, resolutions of the Annual Meeting are passed with a simple majority of the votes cast, unless otherwise required by binding provisions of applicable law, and with a simple majority of the capital stock represented at the Annual Meeting if this be required. Pursuant to Section 179, Subsection 2, Sentence 2 of the German Stock Corporation Act, any amendment to the purpose of the company requires a 75% majority of the capital stock represented at the Annual Meeting. Amendments to the Articles of Incorporation that only affect the wording can be decided upon by the Supervisory Board in accordance with Article 7, Paragraph 3 of the Articles of Incorporation.

Daimler Group – business portfolio

Mercedes-Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other
Mercedes-Benz	Trucks Europe/Latin America	Americas	Mercedes-Benz Vans
Mercedes AMG	Trucks NAFTA	Europe, Africa & Asia/Pacific	Daimler Buses
Mercedes-Benz McLaren (40%)	Trucks Asia		Stake in EADS
Maybach			Stake in Tognum
smart			Stake in Chrysler Holding LLC

Capital. The subscribed capital of Daimler AG amounts to €2,768 million as of December 31, 2008. It is divided into 964,557,432 individual registered shares of no par value. All shares grant equal rights to their holders. Each share confers one vote and an equal share of profits. The rights and duties arising from the shares are derived from the provisions of applicable law. There were 37,116,831 treasury shares at December 31, 2008. The company does not have any rights from treasury shares.

Share buyback, approved and conditional capital. By resolution of the Annual Meeting of April 4, 2007, the Board of Management was authorized until October 4, 2008 to acquire the company's own shares for certain purposes up to a maximum corresponding amount of the capital stock of €267 million, which was nearly 10% of the capital stock. During the period from August 30, 2007 until March 28, 2008, this authorization was utilized to buy back 99.77 million shares for a total amount of €6,197 million. The volume of the shares bought back on the basis of the authorization granted by the Annual Meeting on April 4, 2007 was equivalent to €267 million of the capital stock or 10% of the shares outstanding at the time when the resolution was passed at the Annual Meeting in 2007. Following their acquisition, the shares were cancelled without any reduction of the capital stock, the last cancellation taking effect at midnight on April 3, 2008.

On April 9, 2008, the Annual Meeting authorized the Board of Management until October 9, 2009 to acquire own shares for certain purposes up to a maximum of 10% of the capital stock of €2,766 million at the time of the resolution by the Annual Meeting. During the period from June 18, 2008 until October 23, 2008, this authorization was utilized to buy back 37.28 million shares for a total amount of €1,449 million. The volume of the shares bought back by December 31, 2008 on the basis of the authorization of April 9, 2008 is equivalent to 3.87% of the shares outstanding at the time of the resolution.

By resolution of the Annual Meeting of April 9, 2008, the Board of Management was authorized, with the consent of the Supervisory Board, to increase the capital stock during the period until April 8, 2013 by up to €500 million through the issue of new registered no par value shares in exchange for cash contributions and by up to €500 million through the issue of new registered no par value shares in exchange for non-cash contributions.

In addition, the Board of Management was authorized by resolution of the Annual Meeting granted on April 6, 2005, with the consent of the Supervisory Board, during the period until April 5, 2010 to issue convertible and/or option bonds in a total nominal amount of up to €15 billion with a maximum term of 20 years and to grant the owners/lenders of these bonds conversion or option rights to new shares in Daimler AG with a corresponding amount of the capital stock of up to €300 million, in accordance with the terms and conditions of the bonds.

Change-of-control clause. Daimler AG has concluded various material agreements, as listed below, that include clauses regulating the possible occurrence of a change of control, as can occur as a result of a takeover bid:

- A non-utilized syndicated credit line in a total amount of US $5 billion, which the lenders are entitled to terminate if Daimler AG becomes a subsidiary of another company or comes under the control of one person or several persons acting jointly.
- A non-utilized syndicated credit line in a total amount of €3 billion, which the lenders are entitled to terminate if Daimler AG becomes a subsidiary of another company or comes under the control of one person or several persons acting jointly.
- A joint venture with Ford Motor Company for the development of fuel-cell systems; this joint venture can be terminated by either of the contracting parties if the other party is subject to a change of control. A change of control is defined here as the right to give instructions to the Board of Management and to determine the company's guiding principles, the possibility to elect the majority of the members of the Supervisory Board, or possession of at least 40% of the voting rights.
- An agreement concerning the acquisition of a majority (50.1%) of the "AFCC Automotive Fuel Cell Cooperation Corp," which has the goal of further developing fuel cells for automotive applications and making them marketable. In the case of a change of control of Daimler AG, the agreement allows the right of termination by the other main shareholder, Ford Motor Company, as well as a put option for the minority shareholder, Ballard Power Systems. Control as defined by this agreement is the beneficial ownership of the majority of the voting rights and the resulting right to appoint the majority of the members of the Board of Management.

- An agreement regulating the exercise of voting rights in EADS N.V. In the case of a change of control, this agreement stipulates that Daimler AG is obliged, if so requested by the French party to the agreement, to make all efforts to dispose of its shares in EADS under appropriate conditions to a third party that is not a competitor of EADS or of the French contracting partner of Daimler AG. In this case, the French party has the right of preemption under the same conditions as were offered by a third party. A change of control can also lead to the dissolution of the voting consortium. According to the EADS agreement, a change of control has taken place if a competitor of EADS N.V. or of the French contracting party either appoints so many members of the Supervisory Board of Daimler AG that it can appoint the majority of the members of the Board of Management or holds an investment that enables it to control the day-to-day business of Daimler AG.

Strategy

We invented the automobile and we intend to continue to shape its future. As a pacemaker for technological progress in the automobile industry, we build on our traditional strengths.
We want to inspire our customers with:
- exciting premium automobiles that set standards in the areas of design, safety, comfort, perceived value, reliability and environmental compatibility;
- commercial vehicles that are the best in their respective competitive environment; and
- outstanding service solutions related to these products.

Target system. We intend to achieve sustainable profitable growth in all of our divisions and thus to increase the value of the Group. With our products and services, we aim to have a leading market position in each relevant segment. We regard ourselves as one of the world's leading automotive manufacturers. In order to achieve these targets we have defined a strategic framework – the Daimler target system – which, as shown in the diagram on the next page, consists of six strategic dimensions and is based on the four key values of passion, respect, integrity and discipline. We believe that these values are a prerequisite for excellent performance – and we therefore act in accordance with them.

Four strategic focus areas for action. In order to achieve our strategic targets, we have laid down four strategic focus areas for the coming years in the framework of the Daimler target system:

- **Operational excellence and a high performance culture.** Our goal is to develop, produce and sell superior products using processes with above-average efficiency. We establish clear structures and lean processes and use the opportunities of standardization and modularization for further productivity increases in all businesses. Under the roof of the Daimler excellence process, we have established processes in all our operations with which we align the Group with the four strategic focus areas and develop a shared culture of excellence. We have included the key elements of the excellence process in the programs currently running in our business operations, for example the GoFor10 program at Mercedes-Benz Cars, the Global Excellence initiative at Daimler Trucks, Captive #1 at Daimler Financial Services and Creating the Next at our Vans business unit. A good example of operational excellence at Daimler is the Mercedes-Benz plant in Sindelfingen, which was awarded J.D. Power's Platinum Award as the manufacturing plant with the best quality in the world. At the Sindelfingen plant, we have been outstandingly successful in raising our productivity while simultaneously improving our quality. We have also made considerable progress in administrative areas in recent years. For example, we successfully concluded the new management model at the end of 2008. With this program, we improved administrative efficiency and achieved savings of €1.2 billion compared with the initial situation in the year 2004. Improving efficiency in all areas of the Group remains a key strategic focus in the future, especially against the backdrop of the global financial crisis.


Profitable Growth
Superior Products & Customer Experience
Leading Brands
Innovation & Technology Leadership
Global Presence & Network
Operational Excellence
High Performing, Inspired People
Passion
Respect
Integrity
Discipline

- **Expansion of core business in traditional market segments and utilization of new opportunities on a regional basis.** Superior products and customer services are crucial for us to continue growing in our traditional core segments. Notwithstanding the current unfavorable development of important sales markets, we are on the right track with our products, service and market strategies. In June 2008, Mercedes-Benz received two Gold Awards in the J.D. Power quality survey for the best vehicle quality in the respective segments for the E-Class and the CLK-Class. The excellent service quality of the Mercedes-Benz dealerships in Germany was confirmed several times by various organizations last year. This demonstrates the success of our long-term quality and customer-satisfaction offensive in the Mercedes-Benz Cars division. And at Daimler Trucks, the new Actros received the award of "Truck of the Year 2009." With the brand pledge of "Trucks you can trust," the business unit Mercedes-Benz Trucks Europe/Latin America stands for uncompromising quality, reliable products and services, and fair and personal customer relations. Two examples of the excellent customer response to our products are the DEKRA Environmental Prize 2008 awarded to the Mercedes-Benz city bus Citaro G BlueTec Hybrid for its innovations and sustained contribution to better quality of life in urban areas, and the Sprinter van, which took first place in its category in the voting on "Commercial Vehicle of the Year."

We intend to further enhance our position in the markets of the future with products whose character and marketing are tailored to the special requirements of each market. In India for example, we have entered into a joint venture for the production of trucks with the Hero Group and reached an agreement on the future production location. The joint venture between Daimler Buses and India's Sutlej Motors already delivered its first luxury coaches to customers in the third quarter of 2008. In Russia, we intend to further extend our market position through the strategic partnership with Kamaz. In this context, we have acquired a 10% equity interest in Kamaz, Russia's leading manufacturer of heavy trucks.

- **Further development of innovative and customer-oriented services and technologies.** We are working intensively on the development of innovative, customer-oriented technologies along the entire automotive value chain.

  Because the demands placed on mobility will become increasingly varied, in the future it is unlikely that there will only one type of vehicle with one type of propulsion. In the context of our "Roadmap to Sustainable Mobility," we are therefore working in parallel on several drive technologies and are consistently further improving our vehicles with combustion engines. At the same time, we aim to continue improving the efficiency of hybrid drive systems, while opening up the way to emission-free driving with fuel-cell and battery-powered vehicles. We also support the development, production and distribution of clean fuels for combustion engines as well as alternative energy sources for emission-free driving.

  We are implementing this strategy in the form of concrete products on the car side with our "Road to the Future" initiative and with commercial vehicles with "Shaping Future Transportation." The most important milestones are BLUETEC diesel technology, our worldwide leading position for commercial vehicles with hybrid drive, BlueEFFICIENCY cars from Mercedes-Benz, our S 400 BlueHYBRID - the world's most fuel-efficient luxury sedan with a gasoline engine, the smart fortwo electric drive, and the innovative "DIESOTTO" engines designed to combine the economy of diesel engines with the low emissions of modern gasoline engines. They all demonstrate our innovative power for environmentally friendly mobility. However, we believe the key technology for mobility that is independent of fossil fuels and sustainable over the long term is the fuel cell. With more than 100 test vehicles and approximately 4 million test kilometers driven, we have the world's largest fleet of fuel-cell vehicles on the road. In 2009, we are starting production of our first small series of emission-free vehicles, the Mercedes-Benz B-Class F-CELL and the smart fortwo electric drive.

  By means of the broad setup of the group, we have the possibility to introduce our new technologies in all automobile activities.

  Parallel to the technological development of our product range, we will expand the range of services we offer in connection with these products. In cooperation between Daimler Financial Services and the automotive divisions, we are developing new methods in order to utilize the promising business potential offered by the services sector. One example of this is Omniplus, a comprehensive, bus-specific range of services for our Mercedes-Benz and Setra omnibuses.

- **Development and innovation of new businesses in related areas.** We will make targeted use of the results of the work done by our research and development departments, our attractive customer base and our strong brands to utilize new business potential also in related areas. However, a precondition for this is that the new business ideas are related to our core business and contribute to our profitable growth. The Business Innovation Team formed in 2007 has the task of developing new business ideas and supporting their implementation. One of the first key projects is car2go, a new urban mobility concept. The pilot phase of car2go started in Ulm in October 2008.

Portfolio changes. With the goal of strengthening our core business and utilizing new growth potential, we took some important steps for the expansion of our business portfolio in 2008.

In April 2008, Daimler AG and the Indian Hero Group signed the articles of incorporation for a commercial-vehicle joint venture. Daimler Hero Commercial Vehicles Ltd., in which Daimler holds a 60% stake, will at first produce light, medium and heavy-duty commercial vehicles for the Indian volume market under a new brand name in a newly built factory in Chennai. At a later date, the production of trucks for export markets is also planned.

In June 2008, Daimler AG acquired a 22.3% equity interest in Tognum AG from EQT, a Swedish financial investor, and purchased a further 6.1% of Tognum' shares on the stock exchange. The total price paid amounted to €702 million. In the past two years, Tognum has become one of the world's leading suppliers of off-highway engines with above-average operating margins. This business has great growth potential. Another advantage of this equity interest is that it will secure our long-term supply relationship with Tognum.

In August 2008, Daimler AG and Beiqi Foton Motors Ltd. signed a letter of intent concerning the establishment of a joint venture. The objective is to produce medium and heavy trucks and technologies for the Chinese market and in a second step also to utilize expansion opportunities outside China. The approval of the Chinese authorities is required for the establishment of the joint venture.

In Moscow in December 2008, Daimler AG, Kamaz, state-owned company Russian Technologies, and Troika Dialog signed an agreement covering an exclusive strategic partnership. The agreement includes the acquisition by Daimler Trucks of a 10% stake in Kamaz from Troika Dialog, a Russian investment company. The strategic partnership with Kamaz, the market leader for heavy-duty trucks in Russia, is part of our growth strategy in the BRIC countries. As a result of the technology transfer and various joint projects, both companies will benefit from this strategic partnership.

Also in December 2008, subject to the approval of the antitrust authorities, Daimler AG acquired a 49.9% equity interest in Li-Tec Vermögensverwaltung GmbH (Li-Tec). Evonik Industries AG holds the remaining 50.1% stake. On the basis of Evonik's lithium-ion technology and Daimler's know-how, the two partners will push forward with the research, development and production of battery cells and battery systems. Evonik is the technology leader for high-tech battery cells capable of going into series production, and is significantly ahead of the competition in several aspects of this technology. In recent years, Daimler has registered more than 230 patents in the field of lithium-ion batteries. The two companies will together establish a joint venture, which will concentrate on the development and production of batteries and battery systems for automotive applications. 90% of this joint venture will belong to Daimler and 10% to Evonik.

Since the middle of 2008, Daimler has been holding discussions with Cerberus Capital Management concerning the transfer of its 19.9% equity interest in Chrysler Holding LLC. Those discussions had not yet been finalized when this report went to press at the end of February 2009.

Repositioning of truck business in North America. In October 2008, within the context of the Global Excellence Program, Daimler Trucks North America (DTNA) presented a far-reaching plan for the optimization and repositioning of its business operations. The Group thus reacted to the ongoing weak demand in the entire industry and to the structural changes in key markets. As of March 2009, production of Sterling brand trucks will be discontinued. DTNA will thus concentrate its development and sales resources on the Freightliner and Western Star brands. This will allow increased innovation in the areas of safety, environmental compatibility and customer benefits. With the discontinuation of the Sterling brand, production will be ended at the plant in St. Thomas, Ontario, and as of June 2010, the plant in Portland, Oregon will be closed. These actions should lead to annual earnings improvements of US $900 million as of the year 2011. In February 2009, a new plant was opened in Saltillo, Mexico, where the Cascadia, the new flagship of the Freightliner brand, is now produced.

Economic growth



Gross domestic product, growth rate (in %)
2007
2008
10
8
6
4
2
0
-1
Total
NAFTA
Western Europe
Japan
Asia excl. Japan
Other markets

Source: Global Insight

Global automotive markets



Unit sales growth rate 2008/2007 (in %)
Passenger cars
Commercial vehicles
30
20
10
0
-10
-20
-30
Total
Western Europe
Japan
USA[1]
South America[1]
China

1 Segment passenger vehicles including light trucks

Source: German Association of the Automotive Industry (VDA)

Economy and the industry

The world economy. As a result of the worsening financial and real-estate crisis, the world economy cooled off significantly during 2008. Only the relatively stable positive development at the beginning of the year and the expansion of the emerging nations' economies allowed the global economy to achieve total growth of approximately 2.4% in 2008 (2007: 4.1%). Following the insolvency of Lehman Brothers investment bank, the crisis exacerbated in September. By that time, the financial crisis had already spread to the real economy in the industrialized countries. The high degree of consumer and investor uncertainty, substantial asset losses due to falling share prices, rising raw-material prices and inflation rates until the middle of the year, and the existing burdens from the credit crisis caused the major economies to enter into recession. This also applies to the German industrial sector, which successfully resisted the crisis for some time but suffered a significant drop in demand towards the end of 2008. The main causes of this negative development in nearly all industrialized countries were only slightly rising or actually falling investment and weak private consumption. An additional factor for the export-oriented German economy was the slump in demand from key sales markets. Overall, the industrialized countries achieved growth of just below 1.0% in 2008 (2007: 2.4%), which is the weakest level since the early nineteen-nineties. By the summer of 2008 at the latest, global growth was driven solely by economies outside the three major regions of the United States, Western Europe and Japan. It is becoming increasingly apparent, however, that the emerging markets will not be indefinitely immune to the real economic effects of the financial crisis. Although their growth rates are still relatively high, especially in Asia, they are well below the levels of their recent boom years. In total, the emerging markets achieved economic growth of approximately 6%, compared with 7.8% in 2007. A striking feature of recent years has been unusually high volatility, not only on stock markets, but also of raw-material prices and exchange rates. For example, the price of crude oil climbed from US $90 per barrel in January to an historical peak of approximately US $145 in July, but subsequently fell as low as US $30-40.

Exchange-rate fluctuations were also extremely strong in 2008. The euro for example reached a record level against the US dollar of $1.60 in July 2008. However, it then weakened significantly to $1.40 at year-end, so that over 2008 as a whole the euro fell by approximately 5.5% against the US dollar and by a sharp 23% against the Japanese yen. Against the British pound, however, the euro appreciated by nearly 30%.

Automotive markets. The weak world economy and the international financial market crisis had a significant impact on the automotive industry in 2008. Global unit sales of cars decreased by approximately 5%, the biggest drop in nearly 30 years. A sharp drop in demand in the volume markets of North America, Western Europe and Japan was partially offset by growth in the emerging markets. Demand for commercial vehicles also declined in the NAFTA region, Western Europe and Japan. Although demand rose in some of the emerging markets despite weakening towards the end of the year, worldwide unit sales of commercial vehicles decreased slightly.

As a result of the economic downturn and the severe financial crisis, the US market for automobiles and so-called light trucks slumped during 2008. Whereas 16.1 million vehicles were sold in the prior year, only 13.2 or nearly three million fewer were sold in 2008. Sales of sport-utility vehicles and pickup trucks suffered in particular. The depth and speed of the slump were unusual: some of the monthly sales in the fourth quarter were at the lowest levels of the past 25 years.

Unit sales structure of Mercedes-Benz Cars

A-/B-Class	20%
C-/CLK-/SLK-Class	35%
E-/CLS-Class	14%
S-/CL-/SL-Class/SLR/Maybach	7%
M-/R-/GL-/GLK-/G-Class	13%
smart	11%



Unit sales structure of Daimler Trucks

Trucks Europe/Latin America	36%
Trucks NAFTA	22%
Trucks Asia	42%



The Western European automobile markets also suffered considerably from the financial crisis and the general economic slowdown. The markets that were particularly hard hit were the volume markets of Spain (-28.1%), Italy (-13.4%) and the United Kingdom (-11.3%). Germany (-1.8%) and France (-0.7%) developed positively in the first half of the year, but were unable to escape the downward trend in the second half. In total, 8.4% fewer automobiles were sold in Western Europe. The Japanese car market also contracted, with a drop in sales of nearly 4% in 2008.

In the major emerging markets of Asia, Eastern Europe and Latin America - especially the BRIC countries (Brazil, Russia, India and China), demand for cars increased again in the year as a whole, but growth rates slowed down also in those markets in the second half of 2008. Towards the end of the year, the BRIC countries also recorded lower sales than in the same months of 2007.

There were varying developments in the major markets for commercial vehicles during 2008. Due to the economic downturn, demand in all vehicle categories was lower than in the prior year in the United States. In Western Europe, sales of medium and heavy-duty trucks almost reached the high level of 2007, but were already declining significantly in the last few months of the year. In the segment of light-duty trucks, unit sales decreased in Western Europe in 2008. In Japan, demand fell again significantly in all vehicle categories. Aggregate demand for commercial vehicles expanded slightly in the emerging markets, although growth rates also subsided in the second half and sales were falling in some markets at the end of the year.

Business developments

Unit sales. Despite extremely difficult market conditions, especially in the second half of the year, Daimler sold a total of 2.1 million vehicles in 2008, thus nearly equaling the prior-year level.

The **Mercedes-Benz Cars** division sold 1,273,000 vehicles (2007: 1,293,200). We therefore defended our worldwide market position in the premium-car segment. However, the development of business was impacted by the rapid deterioration in economic conditions during 2008, leading to massive drops in unit sales in major markets in the second half of the year. Unit sales of the Mercedes-Benz brand fell to 1,125,900 cars (2007: 1,180,100). We were once again very successful in the C-Class segment (C-, CLK- and SLK-Class), attaining a 16% increase to sales of 448,400 units (2007: 386,500) and gaining market share. This was largely due to the C-Class sedan, which defended its market leadership in its category. In the luxury segment (S-, CL-, SL-Class, SLR and Maybach), we were well ahead of our main competitors with sales of 92,900 automobiles (2007: 107,000). Due to the upcoming model changeover for the E-Class, sales of the E- and CLS-Class fell to 172,900 units (2007: 230,900). 250,300 units of the A- and B-Class were sold (2007: 275,400) and in the SUV segment we sold a total of 161,300 vehicles of the M-, R-, GL-, GLK- and G-Class (2007: 180,200). The Mercedes-Benz brand recorded lower unit sales in each of its major markets: the United States (-11% to 223,600 vehicles), Western Europe (-8% to 629,300) and Japan (-23% to 35,800). However, business developments in many emerging markets were generally positive once again. Growth rates were particularly high in China (+59%) and the Middle East (+36%). The smart brand increased its unit sales significantly to 139,000 cars in the year under review (2007: 103,100 cars). This was partially due to the great success of the smart fortwo in the United States, where 27,600 cars were shipped in the first year of sales. The US is now the third biggest market for smart, after Italy (34,600 units) and Germany (31,500) (see page 90).

Daimler Trucks sold a total of 472,100 heavy, medium and light-duty trucks in 2008, surpassing prior-year sales of 467,700 vehicles. We also succeeded in defending our leading position in the market for trucks above 6 tons. Trucks Europe/Latin America increased its sales once again by 6% to 170,100 units, thus setting a new record. This positive development is primarily a reflection of the ongoing market success of the Actros and the Axor. We achieved strong growth in Brazil (+23%) and the Middle East (+90%). Unit sales fell, however, in the NAFTA region and in Japan. The market recovery originally expected for the United States and Canada in the second half of 2008 did not occur due to the weak economic developments. The Trucks NAFTA unit was therefore unable to increase its sales as planned; instead there was a decrease to 104,300 units (2007: 119,000 units). But due to the market success of the Freightliner Cascadia, we succeeded in defending our leading market position for heavy trucks in the NAFTA region. Trucks Asia reached a record level and surpassed its prior-year unit sales by 5%, selling 197,700 vehicles. Although sales fell in Japan by 22% to 42,000 units, this was more than offset by strong growth in export markets such as Indonesia (+58%) and the Middle East (+9%) (see page 94).

Mercedes-Benz Vans increased its market share in the segment of medium-sized and large vans and further extended its leading position. In terms of unit sales, the number of 287,200 vans sold in 2008 did not quite match the record prior-year figure (289.100) due to the difficult market conditions in the second half of last year (see page 100).

Daimler Buses also achieved record unit sales in the year 2008, selling 40,600 buses and chassis worldwide (2007: 39,000), and successfully defended its leading market position in the segment of buses above 8 tons. In Europe, we increased our unit sales by 11% to 10,100 vehicles. Despite the increasingly difficult market conditions in the fourth quarter, unit sales in Latin America were at the high level of 19,500 vehicles (2007: 20,100). Sales of 7,000 units in the NAFTA region were significantly higher than the prior-year figure of 6,100 (see page 100).

Daimler Financial Services' business development was generally positive in the year under review. Its global contract volume of €63.4 billion at the end of the year 2008 was 7% higher than the prior-year level. Several companies were consolidated for the first time during 2008, most of them in Asia and Eastern Europe. Without this effect and adjusted for exchange-rate effects, contract volume increased by 5%. New business increased by 7% to €29.5 billion, or by 6% when adjusted for the aforementioned effects (see page 98).

Order situation. The Mercedes-Benz Cars and Daimler Trucks divisions and the Mercedes-Benz Vans and Daimler Buses units produce vehicles to order in accordance with customers' specifications. We endeavor to flexibly adjust the production capacities of individual models to the changing levels of demand.

As a result of the worldwide financial and economic crisis and the ongoing debate about CO_2 emissions, volumes of orders received fell in the third and especially the fourth quarter of the year, in some cases dramatically. The upcoming model changeover of the E-Class further reduced the level of demand for Mercedes-Benz passenger cars. In line with the current development of demand for our products, we significantly reduced the production of automobiles in the second half of the year. Due to the increasingly difficult market situation worldwide, volumes of orders received for trucks fell significantly in the second half of the year in our major markets of Europe, the NAFTA region and Japan.

Consolidated revenue by region

in billions of €


2005
2006
2007
2008
30
25
20
15
10
5
0
Germany
Western Europe (excl. Germany)
NAFTA
Other markets

Market share

In %	**2008**	2007	08/07 Change in %-points
Mercedes-Benz Cars			
Western Europe	**4.9**	4.6	+0.3
Germany	**10.6**	10.3	+0.3
United States	**1.7**	1.6	+0.1
Japan	**0.9**	1.0	-0.1
Daimler Trucks			
Medium and heavy trucks Western Europe	**21.7**	21.7	-
Germany	**39.6**	39.7	-0.1
Heavy trucks NAFTA region	**30.9**	32.7	-1.8
Medium trucks NAFTA region	**20.7**	22.7	-2.0
Medium and heavy trucks Brazil	**29.5**	30.7	-1.2
Trucks Japan	**22.5**	23.6	-1.1
Mercedes-Benz Vans			
Medium and heavy vans Western Europe	**17.1**	16.3	+0.8
Germany	**26.6**	26.0	+0.6
Daimler Buses			
Heavy buses Western Europe	**30.1**	26.0	+4.1
Germany	**60.1**	55.4	+4.7

Revenue. Daimler's total revenue amounted to €95.9 billion in 2008, compared with €99.4 billion in the prior year; adjusted for exchange-rate effects and changes in the consolidated group, there was a decrease of 1%. We therefore did not achieve the goal of moderate growth that we had set at the beginning of the year. Mercedes-Benz Cars' volume of business decreased by 9% to €47.8 billion, primarily due to the larger proportion of smaller cars sold (C-Class and smart) in the division's total unit sales. As expected, the Daimler Trucks division's revenue was higher than in the prior year at €28.6 billion. This increase was mainly the result of the favorable business developments in Latin America and various emerging markets. The Daimler Financial Services division contributed €9.3 billion to the Group's total revenue (2007: €8.7 billion). The revenue generated by the Vans, Buses, Other segment increased by 6% to €15.0 billion.

In regional terms, Daimler's revenue in Western Europe decreased by 7% to €45.9 billion; while revenue decreased by 3% in Germany, business volumes fell substantially in some of the Western European export markets. In the NAFTA region, revenue declined by 10% to €21.1 billion. In the rest of the world, we expanded our business volume by 8% to €28.8 billion. Growth was particularly strong in Asia, the Middle East and Eastern Europe.

Revenue

Amounts in millions of €	**2008**	2007	08/07 % change
Daimler Group	**95,873**	99,399	-4
Mercedes-Benz Cars	**47,772**	52,430	-9
Daimler Trucks	**28,572**	28,466	+0
Daimler Financial Services	**9,282**	8,711	+7
Vans, Buses, Other	**14,970**	14,123	+6

Profitability

Development of earnings
in billions of €


EBIT
Net profit
10
8
6
4
2
0
2005
2006
2007
2008

EBIT

EBIT by segment

Amounts in millions of €	2008	2007	08/07 % change
Mercedes-Benz Cars	**2,117**	4,753	-55
Daimler Trucks	**1,607**	2,121	-24
Daimler Financial Services	**677**	630	+7
Vans, Buses, Other	**(1,239)**	1,956	.
Reconciliation	**(432)**	(750)	-42
Daimler Group	**2,730**	8,710	-69

Daimler achieved EBIT of €2.7 billion in 2008 (2007: €8.7 billion).

The decrease in EBIT was mainly the result of expenses totaling €3,228 million related to our investment in Chrysler and the lower earnings achieved by Mercedes-Benz Cars. Another factor is that prior-year EBIT included higher gains in connection with the transfer of portions of our equity interest in EADS (2008: €130 million; 2007: €1,573 million). Daimler Trucks did not achieve its prior-year earnings, primarily due to the difficult economic situation in the United States and expenses incurred for the repositioning of its activities in the NAFTA region. However, there was a positive development of earnings at Daimler Financial Services and the Mercedes-Benz Vans and Daimler Buses units.

Earnings in both years were affected by special items, as shown in the following table.

Special items affecting EBIT

Amounts in millions of €	2008	2007
Mercedes-Benz Cars		
Reassessment of residual values	**(465)**	-
Financial support for suppliers	**-**	(82)
Adjustment of a pension benefit plan	**84**	-
Daimler Trucks		
Repositioning of Daimler Trucks North America	**(233)**	-
Adjustments of pension benefit plans / healthcare benefit plans	**29**	86
Sale of real estate in Japan	**-**	78
Vans, Buses, Other		
Sale of real estate (2008: Potsdamer Platz; 2007: Wohnstätten Sindelfingen)	**449**	73
Gains relating to the transfer of shares in EADS	**130**	1,573
Restructuring program at EADS	**-**	(114)
At equity result of Chrysler	**(1,390)**	(377)
Impairments of loans and other assets relating to Chrysler	**(1,838)**	-
Reconciliation		
New management model	**(247)**	(256)

61/233


Return on Sales
in %
2006
2007
2008
10
8
6
4
2
0
Mercedes-Benz Cars
Daimler Trucks
Mercedes-Benz Vans
Daimler Buses


Return on Equity
in %
2006
2007
2008
25
20
15
10
5
0
Daimler Financial Services

The EBIT of €2,117 million reported by **Mercedes-Benz Cars** for the year 2008 was significantly lower than its prior-year EBIT of €4,753 million. The return on sales in 2008 was 4.4% (2007: 9.1%).

Although earnings in the first six months of 2008 showed a positive development, the abrupt decline in demand from the NAFTA region and the major European markets beginning in the third quarter of the year had a significant negative effect on EBIT. Worldwide unit sales were 2% lower than in the prior year. Additional factors that burdened EBIT resulted from a less favorable model mix and currency effects. The reassessment of leased vehicles' residual values, which became necessary due to the significant weakening of the world economy in the second half of 2008, led to expenses of €465 million. Sales incentives and increased raw-material prices had also a negative effect on EBIT. These negative effects were only partially offset by further efficiency improvements. A gain of €84 million was recognized in 2008 in connection with an amendment of a pension benefit plan.

The **Daimler Trucks** division achieved EBIT of €1,607 million in 2008 (2007: €2,121 million); its return on sales was 5.6% compared with 7.5% in the prior year.

The reduction in EBIT was primarily due to lower vehicle shipments as a result of the ongoing difficult economic situation in the NAFTA region. Additional negative factors were currency effects and increased raw-material prices. The measures initiated in 2008 to optimize and strengthen the business operations of Daimler Trucks North America resulted in expenses of €233 million. There were positive effects on earnings from higher unit sales of trucks in Brazil and Asia, good product positioning and further efficiency improvements. Adjustments of pension benefit plans led to gains of €29 million in 2008 and €86 million in 2007. The prior-year result also includes a gain on the sale of real estate properties in Japan (€78 million).

Daimler Financial Services posted EBIT of €677 million in 2008, surpassing its prior-year result of €630 million. The return on equity was 15.1% (2007: 14.8%).

The main factor with a positive effect on earnings was the increased contract volume. There was a negative impact on earnings, however, from the increased cost of risk.

The EBIT of **Vans, Buses, Other** amounted to minus €1,239 million in 2008 (2007: €1,956 million). The reasons for the sharp decline in EBIT were on the one hand our proportionate share in the losses at Chrysler and related charges; on the other hand, prior-year earnings included high gains related to the transfer of portions of the Group's equity interest in EADS (2008: €130 million; 2007: €1,573 million). The sale of the Group's real estate properties at Potsdamer Platz resulted in a gain of €449 million in 2008.

Mercedes-Benz Vans achieved EBIT of €818 million in 2008 as a result of its positive revenue situation (2007: €571 million); its return on sales was 8.6% (2007: 6.1%).

The EBIT posted by Daimler Buses improved due to its strong unit sales from €308 million to €406 million; its return on sales was 8.4% compared with 7.1% in the prior year.

Our 19.9% share in Chrysler's losses reduced EBIT by €1,390 million in 2008 (2007: charge of €377 million). We also recorded charges of €1,838 million as a result of the impairment of loans and other assets relating to Chrysler. See Note 12 of the Notes to the Consolidated Financial Statements for more information on Chrysler.

Daimler's share in the net results of EADS amounted to €177 million (2007: €13 million). The increase was primarily due to the fact that EADS's 2007 results were burdened by higher expenses in connection with the Power8 restructuring program and delivery delays for the Airbus A400M.

The **reconciliation** to Group EBIT includes corporate expenses (2008: €442 million; 2007: €785 million) and income from the elimination of internal transactions within the Group (2008: €10 million; 2007: €35 million).

Financial performance measures

The financial performance measures used at Daimler are oriented towards our investors' interests and expectations, and provide the foundation for our value-based management.

Value added. For purposes of performance measurement, Daimler differentiates between the Group level and the divisional level. Value added is one element of the performance measurement system at both levels and is calculated as the difference between the operational result and the cost of capital of the average net assets in that period.

Value Added = Profit Measure – Net Assets x Cost of Capital (%)

(Net Assets x Cost of Capital (%) = Cost of Capital)

Alternatively, the value added of the industrial divisions can be determined by using the main value drivers return on sales (ROS; quotient of EBIT and revenue) and net assets productivity (quotient of revenue and net assets).

Value Added = [Return on Sales x Net Assets Productivity – Cost of Capital (%)] x Net Assets

The use of ROS and net assets productivity within the context of a supplementary revenue growth strategy provides the basis for a positive development of value added. Value added shows to which extent the Group and its divisions achieve or exceed the minimum return requirements of the shareholders and creditors, thus creating additional value.

Profit measure. The operational profit measure at divisional level is EBIT (earnings before interest and taxes). EBIT is calculated before interest, income taxes and results from discontinued operations, and hence reflects the divisions' profit and loss responsibility. The operational profit measure used at Group level is net operating profit. It comprises the EBIT of the divisions and profit and loss effects that the divisions are not held responsible for, including results from discontinued operations, income taxes and other reconciliation items.

Net assets. Net assets represent the basis for the investors' required return. The industrial divisions are accountable for the operational net assets; all assets, liabilities and provisions which they are responsible for in day-to-day operations are therefore allocated to them. Performance measurement at Daimler Financial Services is on an equity basis, in line with the usual practice in the banking business. Net assets at Group level include the net assets of the industrial divisions and the equity of Daimler Financial Services as well as the net assets from discontinued operations, income taxes and other reconciliation items for which the divisions are not held accountable. The average annual net assets are calculated from the average quarterly net assets, which are calculated as the average of net assets at the beginning and end of each quarter.

Cost of capital. The required rate of return on net assets and hence the cost of capital is derived from the minimum rates of return that investors expect on their invested capital. The cost of capital of the Group and the industrial divisions comprises the cost of equity as well as the costs of debt and pension obligations of the industrial business; the expected returns on liquidity and plan assets of the pension funds of the industrial business are considered with the opposite sign.

The cost of equity is calculated according to the capital asset pricing model (CAPM), using the interest rate for long-term risk-free securities (such as government bonds) plus a risk premium reflecting the specific risks of an investment in Daimler shares. The cost of debt is derived from the required rate of return for obligations entered into by the Group with external lenders. The cost of capital for pension obligations is calculated on the basis of discount rates used in accordance with IFRS. The expected return on liquidity is based on money market interest rates. The expected return on plan assets of the pension funds is derived from the expected return from interest, dividends and other income generated by the plan assets, which are invested to cover the pension obligations. The Group's cost of capital is the weighted average of the individually required or expected rates of return; in the reporting period, the cost of capital amounted to 8% after taxes. For the industrial divisions, the cost of capital amounted to 12% before taxes; for Daimler Financial Services, a cost of equity of 13% before taxes was applied.

Cost of capital

in %	**2008**	2007
Group, after taxes	**8**	7
Industrial divisions, before taxes	**12**	11
Financial Services, before taxes	**13**	14

Return on sales. As one of the main drivers of value added, the return on sales (ROS) is of particular importance for the assessment of the industrial divisions' profitability. The profitability measure of Daimler Financial Services is not ROS, but return on equity (ROE), in line with the usual practice in the banking business.

Value added

The Group's value added decreased by €2.5 billion to minus €1.1 billion, representing a return on net assets of 4.4% (2007: 10.5%). The decrease in value added was primarily caused by effects on earnings related to Daimler's equity interests in Chrysler and EADS as well as lower earnings at the Mercedes-Benz Cars and Daimler Trucks divisions. There were opposing effects from the lower income tax expense than in the prior year and from the decrease in average net assets, which was mainly due to the fact that net assets from discontinued operations were still included in the prior year.

The **Mercedes-Benz Cars** division's value added decreased by €3.0 billion to €0.9 billion, due in particular to the negative effects on earnings resulting from the abrupt drop in demand in the second half of 2008. Additional reasons for the decrease in value added were the higher levels of inventories and property, plant and equipment which led to an increase in average net assets.

At the **Daimler Trucks** division, value added decreased to €0.8 billion from €1.4 billion in 2007, primarily due to lower EBIT and a slight increase in net assets. The negative earnings trend was mainly related to lower vehicle deliveries resulting from the difficult economic situation in the NAFTA region as well as expenses relating to measures taken for the realignment of Daimler Trucks North America.

The value added of the **Daimler Financial Services** division increased to €0.1 billion, primarily due to higher earnings from the increased contract volume.

Value added of **Vans, Buses, Other** decreased compared with the prior year by €3.3 billion to minus €2.3 billion. This sharp decrease was mainly caused by charges relating to Daimler's equity interest in Chrysler as well as gains in the prior year relating to the transfer of EADS shares. However, the Mercedes-Benz Vans and Daimler Buses units were able to increase their value added as a result of higher earnings.

Value added

	2008	2007	08/07
Amounts in millions of €			% change
Daimler Group	**(1,147)**	1,380	.
Mercedes-Benz Cars	**860**	3,892	-78
Daimler Trucks	**847**	1,447	-41
Daimler Financial Services	**95**	33	+188
Vans, Buses, Other	**(2,311)**	988	.

Net assets (Averages)

	2008	2007	08/07
Amounts in millions of €			% change
Mercedes-Benz Cars	**10,475**	7,831	+34
Daimler Trucks	**6,340**	6,127	+3
Daimler Financial Services [1]	**4,478**	4,268	+5
Vans, Buses, Other	**8,932**	8,804	+1
Net assets of the divisions	**30,225**	27,030	+12
Net assets of discontinued operations	**-**	7,186	.
Assets and liabilities from income taxes [2]	**1,941**	5,569	-65
Other reconciliation [2]	**(700)**	(598)	+17
Daimler Group	**31,466**	39,187	-20

1 Total equity
2 Industrial business

Reconciliation to net operating profit

	2008	2007	08/07
Amounts in millions of €			% change
Mercedes-Benz Cars	**2,117**	4,753	-55
Daimler Trucks	**1,607**	2,121	-24
Daimler Financial Services	**677**	630	+7
Vans, Buses, Other	**(1,239)**	1,956	.
EBIT of the divisions	**3,162**	9,460	-67
Profit (loss) from discontinued operations [1]	**(290)**	(440)	-34
Income taxes [2]	**(1,070)**	(4,147)	-74
Other reconciliation	**(432)**	(750)	-42
Net operating profit	**1,370**	4,123	-67

1 Adjusted for after-tax interest income
2 Adjusted for tax effects of interest income

Year-end net assets can be derived from the consolidated balance sheet as shown below:

Net assets of the Daimler Group at year-end

	2008	2007	08/07
Amounts in millions €			% change
Net assets of the industrial business			
Intangible assets	**5,964**	5,128	+16
Property, plant and equipment	**16,022**	14,600	+10
Leased assets	**7,185**	8,186	-13
Inventories	**16,244**	13,604	+19
Trade receivables	**6,793**	6,135	+11
Other receivables and other assets	**1,219**	5,382	-76
Less provisions for other risks	**(11,448)**	(13,010)	-12
Less trade payables	**(6,268)**	(6,730)	-1
Less other liabilities	**(8,788)**	(10,186)	-14
Assets and liabilities from income taxes	**3,191**	2,158	+48
Total equity of Daimler Financial Services	**4,632**	4,390	+6
Net assets	**34,746**	29,657	+17

Statements of income

Consolidated statements of income

	2008	2007	08/07
Amounts in millions of €			% change
Revenue	**95,873**	9,.399	-4
Cost of sales	**(74,314)**	(75,404)	-1
Gross profit	**21,559**	23,995	-10
Selling expenses	**(9,204)**	(8,956)	+3
Administrative expenses	**(4,124)**	(4,023)	+3
Research and non-capitalized development costs	**(3,055)**	(3,158)	-3
Other operating income (expense)	**780**	27	.
Share of profit (loss) from companies accounted for using the equity method	**(998)**	1,053	.
Other financial income (expense)	**(2,228)**	(228)	.
Earnings before interest and taxes (EBIT) [1]	**2,730**	8,710	-69
Interest income (expense)	**65**	471	-86
Profit before income taxes	**2,795**	9,181	-70
Income tax expense	**(1,091)**	(4,326)	-75
Net profit (loss) from continuing operations	**1,704**	4,855	-65
Net profit (loss) from discontinued operations	**(290)**	(870)	-67
Net profit (loss)	**1,414**	3,985	-65
Profit (loss) attributable to minority interests	**(66)**	(6)	.
Profit (loss) attributable to shareholders of Daimler AG	**1,348**	3.979	-66

1 EBIT includes expenses from interest on provisions (2008: €429 million; 2007: €444 million).

The Daimler Group's **revenue** of €95.9 billion in the year 2008 was 3.5% lower than in the prior year (€99.4 billion). Adjusted for currency translation effects and changes in the consolidated group, revenue decreased by 1.3%. Further information on the development of revenue is provided on page 52 of the Management Report.

Cost of sales of €74.3 billion in 2008 was 1.4% below the level of 2007 (€75.4 billion), falling at a lower rate than revenue. The gross margin therefore fell from 24.1% to 22.5%. The decrease in cost of sales is mainly the result of lower sales of passenger cars, lower expenses due to efficiency gains and the effects of currency translation.

Selling expenses increased from €9.0 billion to €9.2 billion in 2008. As a proportion of revenue, selling expenses amounted to 9.6% (2007: 9.0%). The increase is partially a reflection of impairments recognized on trade receivables and expenses relating to the measures taken for the repositioning of Daimler Trucks North America (€0.1 billion).

General administrative expenses increased by 2.5% to €4.1 billion in 2008 (2007: €4.0 billion). This increase was primarily due to expenses relating to the measures taken for the repositioning of Daimler Trucks North America (€0.1 billion). Higher expenses for consulting and IT services were offset by lower expenses as a consequence of the efficiency programs. As a proportion of revenue, general administrative expenses increased compared with the prior year by 0.3 of a percentage point to 4.3%, mainly due to the lower revenue.

Research and non-capitalized development expenses amounted to €3.1 billion in 2008 (2007: €3.2 billion), or 3.2% as a proportion of revenue (2007: 3.2%). The Group's total research and development spending, however, which includes the capitalized portion as well as the expensed portion, increased considerably last year (2008: €4.4 billion; 2007: €4.1 billion). Information on the main areas of research and development spending is provided on page 61 of the Management Report.

Other operating income increased to €0.8 billion (2007: €27 million), of which €0.4 billion is related to gains realized in 2008 on the sale of our real estate properties at Potsdamer Platz. In addition, the Group incurred lower expenses in connection with its legal proceedings in 2008.

In 2008, **our share of profit (loss) from companies accounted for using the equity method** was a net loss of €1.0 billion (2007: net profit of €1.1 billion). The sharp decrease is primarily related to our equity interest in Chrysler (2008: proportionate loss of €1.4 billion; 2007: proportionate loss of €0.4 billion). In addition, the prior-year result was affected by higher gains in connection with the transfer of portions of our equity interest in EADS (2008: €0.1 billion; 2007: €1.5 billion). Daimler's proportionate share in the net profit of EADS improved to €0.2 billion in 2008 (2007: €13 million).

Other financial expense, net, increased from €0.2 billion in 2007 to €2.2 billion in 2008. €1.7 billion of this substantial increase reflects the impairment of loans and other Chrysler-related assets. In addition, the prior-year result included a gain of €0.1 billion from the mark-to-market valuation of derivate transactions entered into in connection with the transfer of portions of our equity interest in EADS.

The Group recorded a positive **net interest result** of €0.1 billion for 2008 (2007: €0.5 billion). The deterioration of the net interest result is the result of higher interest expenses and lower interest income caused by our lower average liquidity in the year 2008. Other factors with a negative effect were lower expected returns on the pension plan assets and higher expenses from imputed interest on our pension obligations.


Dividend per share
in €
2005
2006
2007
2008
2.50
2.00
1.50
1.00
0.50
0

The **income tax expense** amounted to €1.1 billion in 2008 (2007: €4.3 billion); the effective tax rate was 39% in 2008. The effective tax rate in 2008, which is slightly higher than the expected tax rate, is partially the result of impairments recognized on deferred tax assets at foreign subsidiaries. Furthermore, pretax income includes losses related to our equity interest in Chrysler, not all of which were tax deductible. In the prior year, the high effective tax rate (47%) and high income tax expense were mainly caused by impairments recognized on deferred tax assets relating to Chrysler; until the deconsolidation of Chrysler, deferred taxes were recognized at the Chrysler entities and resulted from temporary differences between commercial accounting and tax accounting. Although these deferred tax assets are still assigned to the Daimler Group, the conditions for the realization of future tax advantages have changed due to the Chrysler transaction, so the deferred tax assets had to be impaired by €2.2 billion in 2007. Further information on income taxes is provided in Note 8 of the Notes to the Consolidated Financial Statements.

Net profit from continuing operations amounted to €1.7 billion (2007: €4.9 billion). The decrease is primarily a reflection of the lower EBIT of €2.7 billion (2007: €8.7 billion) and a lower income tax expense. Earnings per share from continuing operations amounted to €1.71 (2007: €4.67).

The **result of discontinued operations** (after taxes) amounted to a loss of €0.3 billion in 2008 (2007: loss of €0.9 billion). The expenses recognized in 2008 are primarily related to the reimbursement of costs to our joint-venture Beijing Benz-DaimlerChrysler Automotive which incur as a result of the transfer of a majority interest in the Chrysler activities (see Note 2 of the Notes to the Consolidated Financial Statements for further information). The prior-year loss of €0.9 billion includes the operating result, net interest result and income taxes of the Chrysler activities until August 3, 2007, as well as the result of the deconsolidation.

Net profit amounted to €1.4 billion (2007: €4.0 billion) and earnings per share amounted to €1.41 (2007: €3.83).

Dividend

The Board of Management and the Supervisory Board recommend to the shareholders for their approval at the Annual Meeting to be held on April 8, 2009 that the dividend be reduced from €2.00 per share to €0.60 per share. Related to the number of shares entitled to a dividend at December 31, 2008, this constitutes a dividend distribution of €556 million (2007: €1,928 million). The main reasons for the dividend adjustment are the level of earnings achieved in 2008 and the difficulty in estimating the future development of the world economy and the automotive markets.

Daimler's road map to sustainable mobility


Optimizing our vehicles with modern conventional powertrains
Hybridization for further increase in efficiency
Emission-free driving with fuel cells and battery vehicles
Energy for the future
Clean fuels for internal combustion engines
Energy sources for emission free driving

Research and development

18,900 employees in research and development departments. Daimler has always seen itself as a pioneer and as a driver of innovation in the automotive industry, which is why research and development play such an important role at the Group. Our researchers anticipate trends, customers' wishes, and the requirements placed on the mobility of the future, which are then effectively implemented in series products by our development engineers. Our goal is to provide tailored solutions for needs-oriented, safe and sustainable mobility. Key factors for the market success of our products are the expertise, creativity and motivation of our employees in research and development (see page 106).

At the end of the year 2008, 18,900 persons were employed in Daimler's research and development departments around the world (2007: 18,000). Of that total, 11,600 persons were employed at Group Research & Development Mercedes-Benz Cars (2007: 11,000), 5,300 at the Daimler Trucks division (2007: 5,200), and 1,900 at the Mercedes-Benz Vans and Daimler Buses units (2007: 1,800). More than 3,600 research and development personnel were employed at locations outside Germany (2007: 3,700).

Daimler newly registered a total of 1,807 patents in 2008 (2007: 1,523), mainly in the fields of drive systems and safety.

We further improved the efficiency and quality of our research and development work throughout the Group during the year under review, so that we can continue meeting the challenge of increasingly tough competition in the automotive industry with pioneering innovations in the future.

High level of research and development expenditure. Daimler's expenditure for research and development increased to €4.4 billion in 2008 (2007: €4.1 billion). Of the total R&D expenditure, we capitalized development costs in an amount of €1.4 billion (2007: €1.0 billion), in accordance with IFRS accounting principles. One of the main areas of our work was the development of new, particularly fuel-efficient and environmentally friendly drive technologies, in line with our roadmap for sustainable mobility. In order to further reduce CO_2 emissions and to be able to supply vehicles that fulfill future needs, we were occupied both with the optimization of conventional drive technologies and the reduction of vehicle weight, as well as with alternative drive systems such as fuel cells and electric vehicles. Another focus is on new safety technologies: In the context of our vision of accident-free driving, we are pursuing the goal of avoiding accidents as far as possible and of ameliorating the consequences of any accidents that might still occur (see page 108).

The most important projects at Mercedes-Benz Cars were the successor models for the E-Class, the CLK-Class and the A-/B-Class, as well as new-generation engines and alternative drive systems. In total, we increased research and development expenditure at Mercedes-Benz Cars from €2.7 billion in 2007 to €3.0 billion last year. Daimler Trucks spent €1.0 billion on research and development (2007: €1.0 billion). The main areas there were new engines for medium and heavy-duty trucks, a new light-duty truck and a new, globally used truck platform, to be gradually launched around the world as of the year 2011. The focus of R&D expenditure at Mercedes-Benz Vans was on the further development of engines to fulfill future emission regulations. The Daimler Buses unit concentrated its development activities on new products and alternative drive systems such as diesel hybrid and fuel cells.

€2.3 billion for environmental protection. We pursue the goal of preserving resources and reducing all relevant emissions. We therefore consider the effects of all our processes - from vehicle development to production and to recycling and environmentally friendly disposal. In the year 2008, we spent €2.3 billion on environmental protection (2007: €1.8 billion).

Extensive activities for environmental protection in production. With the help of environmentally friendly production methods, we have succeeded in recent years in continually reducing our plants' CO_2 emissions, production-related solvent emissions and noise pollution. With a comparable production volume, energy consumption fell compared with 2005 by 3.1% to 10.4 million megawatt hours. During the same period, CO_2 emissions decreased by 3.5% to approximately 3.6 million tons as a result of the slightly lower share of electricity in our total energy consumption. Utilization of techniques that conserve resources, including closed-cycle systems, enabled us to reduce water consumption by 2.2% between 2005 and 2008.

In the area of waste management, our guiding principle is that avoiding and recycling is better than disposal. Innovative techniques and environmentally compatible production planning allow us to steadily reduce our volumes of waste materials. Between 2005 and 2008, the annual total of production-related waste material fell by 4.1% to 1.1 million tons. The figures stated are based on an extrapolation of the environmental figures currently available for 2008. The exact figures will be released with the publication of our new sustainability report in April 2009. We apply comprehensive environmental management systems in our efforts to make further progress in the field of environmental protection. More than 95% of our employees worldwide work in plants whose environmental management systems have been certified according to the ISO 14001 or EMAS environmental standards.

Successful measures for the reduction of CO_2 emissions. We have reduced the CO_2 emissions of our passenger cars sold in Europe by approximately 23% since 1995 - a reduction nearly 50% better than the average for European manufacturers. In Germany, we have reduced the fleet consumption of our passenger cars by approximately 32% since 1990. And in the past 15 years, we have reduced the overall emissions of pollutants by our cars by 70%; for some models the percentage is actually far higher. Emissions of particulate matter have fallen by more than 95%. We are global leaders for clean diesel engines with our BLUETEC technology. Our BLUETEC automobiles fulfill the strictest emission standards and are the cleanest diesel cars in the world. In the context of our "Road to the Future" strategy, in 2008 we started to launch our Mercedes-Benz "BlueEFFICIENCY" models, which achieve fuel savings of up to 12%. Many of our BLUETEC trucks already fulfill the strict Euro 5 limits that come into force in October 2009. Since market launch in the year 2005, Mercedes-Benz has sold well over 200,000 BLUETEC trucks. The Mercedes-Benz Actros is the world's most fuel-efficient series-produced truck with consumption of 19.44 liters of diesel per 100 kilometers. Hybrid technology has a key role to play for commercial vehicles, and can reduce diesel consumption by up to 30%. By December 2008, we had delivered to customers 1,700 Orion hybrid buses, nearly 200 Freightliner vans and trucks with hybrid drive and more than 500 trucks and buses from Mitsubishi Fuso with hybrid technology. We have received orders for another 1,100 hybrid buses (see page 106).

Research and development expenditure

	2008	2007	08/07
Amounts in millions of €			% change
Daimler Group	**4,442**	4,148	+7
thereof capitalized	**1,387**	990	+40
Mercedes-Benz Cars	**2,994**	2,733	+10
thereof capitalized	**1,060**	705	+50
Daimler Trucks	**1,056**	1,047	+1
thereof capitalized	**326**	283	+15
Vans, Buses, Other	**392**	368	+7
thereof capitalized	**1**	2	-50

Employees by division

Daimler Group	273,216
Mercedes-Benz Cars	97,303
Daimler Trucks	79,415
Daimler Financial Services	7,116
Vans, Buses, Other	40,255
Sales Organization	49,127



Workforce

273,216 employees worldwide. As of December 31, 2008, Daimler had 273,216 employees worldwide (2007: 272,382), of whom 167,753 worked in Germany (2007: 166,679), 22,476 in the United States (2007: 24,053), 15,490 in Japan (2007: 16,303) and 14,107 in Brazil (2007: 13,828). The number of apprentices was 9,603 (2007: 9,300).

Workforce figures developed differently in the various divisions in 2008. The numbers of persons employed decreased at the Mercedes-Benz Cars and Daimler Trucks divisions and at Mercedes-Benz Vans. At Daimler Buses, the headcount rose by 5% as a result of the positive business development. In the Sales & Marketing Organization and the Daimler Financial Services division, employment figures increased mainly as a result of additions to the consolidated group (see page 110).

In the year 2008, personnel expenses including social security contributions amounted to €15.2 billion (2007: €20.3 billion). The prior year figure comprises personnel expenses and social security contributions of Chrysler until August, 3.

Successful implementation of new management model. The project phase of the new management model first presented in 2006 was concluded on schedule at the end of 2008. As part of the project, administrative functions worldwide were organizationally integrated and structurally optimized and processes were standardized. The resulting staff adjustments were also implemented according to plan. In order to ensure the long-term success of the restructuring program, the initiatives for the continuous improvement and standardization of administrative processes are being effectively continued in the line functions.

Business development reflected by profit sharing. The discretionary employee profit-sharing bonus decided upon by the Board of Management for the year 2007, the highest so far at €3,750 per employee of Daimler AG, could not be continued in view of business developments over the year 2008. Taking into consideration the positive business development in the first half of the year, approximately 133,000 eligible employees have been granted a discretionary profit-sharing bonus of €1,900, which will be paid out in April 2009.

Another opportunity to participate in the Group's success was offered in the context of the employee shares scheme in the year under review: In addition to the regular offer of employee shares with tax advantages, it was possible for employees to acquire a maximum of two special bonus shares in the fall of 2008. Approximately 41,300 members of the workforce took advantage of the offer, representing an increase of over 80% compared with the prior year.

New instrument for performance-related remuneration introduced for employees covered by wage-tariff agreements. A new method of performance assessment was introduced for employees covered by wage-tariff agreements in 2008. The new system entitled "NAVI" is based on an intensive dialogue between managers and staff members and allows for a wider range of performance assessment and variability in performance bonuses. The performance assessment is integrated into a new annual personnel management process with comprehensive consideration of employees' total remuneration and development.

Increases in employees' average period at the Group and in the proportion of women in management functions. Worldwide, Daimler employees' average period at the Group increased slightly from 14.7 to 15 years. In Germany, our employees had been with us for an average of 17.7 years at the end of 2008 (2007: 17.5). The average period for our employees outside Germany was 10.8 years (2007: 10.6).

Women accounted for 12.9% of the total workforce of Daimler AG at the end of 2008 (2007: 12.7%). In management positions of levels 1 to 4, the proportion of women increased from last year's 9.8% to 10.4%.

Development of raw-material price index 2003–2008


280
260
240
220
200
180
160
140
120
100
2003
2004
2005
2006
2007
2008

Global challenges for the procurement organization. The central procurement organization, Corporate Procurement Services, consists of three main departments: Procurement Mercedes-Benz Cars and Vans, Procurement Daimler Trucks and Buses and International Procurement Services for non-production materials. With approximately 2,000 employees, Daimler's procurement organization is present at more than 50 locations all over the world.

In the year 2008, our procurement activities were affected by a high degree of volatility in our procurement markets and by the global financial crisis. In order to ensure that we remain competitive worldwide, we make great efforts to continually improve relationships with our suppliers. Particularly in economically difficult times, we work hard to achieve further savings in material costs. Another important goal is to secure sustainable business processes along the entire value chain.

Sharp fluctuations in raw-material prices. Prices for our most important raw materials, especially steel and certain precious metals, reached new record levels in July 2008. Additional challenges for our business operations were the global shortage of key raw materials and increasingly sharp fluctuations in the price of oil. Daimler traditionally protects itself against such volatility by concluding long-term agreements, which allow us to quantify the short-term risks for material supplies and the impact of price fluctuations. Furthermore, in connection with precious metals we also make use of hedging instruments.

Efficient processes in supplier management. We monitor the development of our suppliers' financial situations by means of preventive and reactive risk management. A precondition for sound supplier management is the early identification of potential supplier risks, so that we can safeguard our production processes. The external balanced scorecard allows the regular monitoring of supplier performance according to the four value drivers of technology, quality, costs and reliability. With these criteria, we can make business processes transparent, analyze results objectively, and compare the performance of different suppliers.

Introduction of guidelines for sustainable business processes. Sustainable business processes are a strategic success factor for Daimler's Corporate Procurement Services and also for our suppliers. In July 2008, we sent a set of sustainability guidelines to all of our suppliers. Direct suppliers to Daimler are expressly required to adhere to the stipulations of the guidelines within their companies and also vis-à-vis their business associates, and in turn to demand their observance.

Active cooperation with our suppliers. Our procurement processes are based on performance-oriented collaboration with suppliers with the goal of operational excellence. We focus not only on assessing suppliers with the external balanced scorecard, we also use quantitative criteria such as procurement volume and innovative capability. In addition, we closely cooperate with our suppliers for the penetration of new markets in Southeast Asia, Northeast Asia and Eastern Europe. For example, we set up a new procurement unit in India in connection with the establishment of the German-Indian joint venture, Daimler Hero Commercial Vehicles Ltd. And the development of a new car plant in Hungary, where we intend to produce two successor models to the current A- and B-Class in cooperation with the Rastatt plant as of the year 2012, is actively supported by the procurement organization together with selected suppliers.

We generally intensified the exchange of information with our suppliers in 2008. The "Daimler Trucks and Buses Supplier Dialogue" at the 62nd International Motor Show in Hanover (IAA Trucks) was held under the motto "Intensify your dialogue." In China, the first international supplier forum was held with the goal of accelerating the integration of Chinese suppliers into local car manufacturing. Close cooperation with our suppliers will continue to be a key area of activities in the year 2009.

Information technology (IT)

Secure and efficient IT systems for 187,000 users. Secure, powerful and efficient IT systems are a prerequisite for Daimler's financial success. Nearly all business processes are supported by information technology – from product development to vehicle production and processes in sales and accounting. The IT organization has the task of maintaining the functionality of the systems in use at all times, and of continuously optimizing them. In addition, the system landscape is constantly further developed in line with operational and strategic requirements. In 2008, the IT organization was increasingly involved in the optimization of processes, thus contributing to the overall improvement of efficiency within the Group. We also further improved the cost basis for software and hardware, allowing additional resources to be released for renewal and innovation.

Daimler's IT organization supports more than 187,000 users worldwide. With reliable and secure IT systems, we maintain data availability and protect information from unauthorized access. Due to the increasing risks for data security and growing legal requirements, we carry out regular training courses throughout the Group on the correct approach to corporate information.

New IT systems support production processes at Mercedes-Benz Cars. We created a uniform, standardized and integrated system landscape for the production of the new OM651 four-cylinder diesel engine in Untertürkheim and Kölleda in 2008, thus guaranteeing uniform data stocks throughout the production chain and at both sites. This was the first time that we applied this innovative solution for production planning and control at two locations simultaneously.

For Mercedes-Benz Cars, we set up a database that allows the needs of the production process to be taken into consideration as early as the phase of vehicle development. This reduces costs while boosting quality.

Innovative IT services for the truck business. In the year 2008, the foundation stone was laid for the "TruckSupply" project. With this project, we intend to replace the IT systems of the Daimler Truck assembly plants in Wörth (Germany) and Aksaray (Turkey) with a uniform platform based on SAP software.

Our IT organization secured the connection to the Daimler network for the new joint venture with our Indian partner, Hero. In addition, a functioning development environment was created to adapt the products for the Indian market. This will make it possible to integrate international engineering offices into the development process.

IT systems for the sales organization. In order to provide optimal support for the rapid growth of markets in Eastern Europe, we designed a new IT strategy for that region together with the relevant headquarters departments and local market players in 2008. The goal of this strategic approach is the migration of existing IT systems to a flexible and expandable standard platform.

With the "Electronic Mercedes-Benz Website Next Generation," the IT organization provides content on the Internet for more than 1,000 dealerships in approximately 70 countries. One aspect of this service is the "Car Configurator" with computer-generated images.

Liquidity and Capital Resources

Principles and objectives of financial management

Financial management at Daimler consists of capital structure management, cash and liquidity management, pension asset management, market price risk management (foreign exchange rates, interest rates, commodity prices) and credit and financial country risk management.

Worldwide financial management is performed within the scope of legal requirements for all Group entities by Treasury. Financial management operates within a framework of guidelines, limits and benchmarks, and is organizationally separated from other financial functions such as settlement, financial controlling, reporting and accounting.

Capital structure management designs the capital structure for the Group and its subsidiaries. Decisions regarding the capitalization of financial services companies, production, distribution and financing companies are based on the principles of cost-optimized liquidity and capital resources. The levels of equity of Group companies also depend on refinancing conditions in local banking markets. In addition, it is necessary to adhere to the provisions of applicable law, including the so-called thin-capitalization rules in the tax legislation of certain countries, as well as various restrictions on capital transactions and on the transfer of capital and currencies.

Cash management determines the Group's cash requirements and surpluses. The number of external bank transactions is minimized by the Group's internal netting of cash requirements and surpluses. Netting is done by means of cash-concentration or cash-pooling procedures. Daimler has established standardized processes and systems in order to control its bank accounts, internal cash clearing accounts and the execution of automated payment transactions.

Liquidity management secures the Group's ability to meet its payment obligations at any time. For this purpose, liquidity planning provides information about all cash flows from operating and financial activities in a rolling plan. The resulting financial requirements are covered by the use of appropriate instruments for liquidity management (e.g. bank credit, commercial paper, loans); liquidity surpluses are invested in the money market or the capital market to optimize risk and return. Besides operational liquidity, Daimler keeps additional liquidity reserves, which are available on a short-term basis. These additional financial resources include a pool of receivables from the financial services business that are available for securitization in the credit market, as well as two contractually confirmed syndicated credit lines.

Management of market price risks aims to minimize the impact of fluctuations in foreign exchange rates, interest rates and commodity prices on the results of the divisions and the Group. The Group's overall exposure to these market-price risks is determined to provide the basis for hedging decisions, which include the selection of hedging instruments and the definition of hedging volumes and the corresponding periods. Decisions regarding the management of risks resulting from fluctuations in foreign exchange rates, interest rates and commodity prices as well as decisions on asset/liability management are regularly made by the relevant committees.

Management of pension funds comprises the investment of pension assets to cover the corresponding pension obligations. Pension assets are held in separate pension funds and are thus not available for general business purposes. The funds are allocated to different asset classes such as equities, fixed-interest securities, alternative investments and real estate, depending on the expected development of pension obligations and with the help of a process for risk-return optimization. The performance of asset management is measured by comparing with defined benchmark indices. Decisions on ordinary and extraordinary capital contributions to the pension funds are centralized worldwide in the Global Pension Committee and subsequently approved by the Group's Board of Management. Additional information on pension plans and similar obligations is provided in Note 21 of the Notes to the Consolidated Financial Statements.

Net increase (decrease) in cash and cash equivalents (maturing within 3 months or less)
in billions of €


15.6
3.2
-8.8
-2.9
-0.2
6.9
Cash and cash equivalents 12/31/2007
Cash provided by operating activities
Cash used for investing activities
Cash used for financing activities
Effect of foreign exchange rate changes
Cash and cash equivalents 12/31/2008

The risk volume that is subject to **credit risk management** includes all of Daimler's worldwide creditor positions with financial institutions, issuers of securities and customers. Credit risks with financial institutions and issuers of securities arise primarily from investments executed as part of our liquidity management and from trading in derivative financial instruments. The management of these credit risks is mainly based on an internal limit system that reflects the creditworthiness of the respective financial institution or issuer. The credit risk with customers results from granting them a payment period for goods delivered or services provided and includes the risk of default by contracted dealerships and general agencies, other corporate customers and retail customers. In connection with the export business, general agencies that do not have sufficient creditworthiness are generally required to provide collateral such as first-class bank guarantees. The credit risk with end customers in the financial services business is managed by Daimler Financial Services on the basis of a standardized risk management process. In this process, minimum requirements are defined for the sales financing and leasing business and standards are set for credit processes as well as for the identification, measurement and management of risks. Material elements for the management of credit risks are appropriate creditworthiness assessments, supported by statistical analyses and evaluation methods, as well as structured portfolio analysis and monitoring.

Financial country risk management includes various aspects: the risk from investments in subsidiaries and joint ventures, the risk from the cross-border financing of Group companies in risk countries and the risk from direct sales to customers in those countries. Daimler has an internal rating system that divides all countries in which it operates into risk categories. Equity capital transactions in risk countries are hedged against political risks with the use of investment-protection insurance such as the German government's investment guarantees. Some cross-border receivables due from customers are protected with the use of export-credit insurance, first-class bank guarantees and letters of credit. In addition, a committee sets and restricts the level of hard-currency credits granted to financial services companies in risk countries.

Additional information on the management of market price risks, credit defaults and liquidity risks is provided in Note 30 of the Notes to the Consolidated Financial Statements.

Cash flows

The presentation of cash flows is unchanged from the prior year, and for the year 2007 also includes the cash flows of the discontinued Chrysler activities.

Cash provided by operating activities amounted to €3.2 billion (2007: €13.1 billion). €3.1 billion of the prior-year figure was accounted for by discontinued operations. Without the discontinued operations, cash provided by operating activities would have decreased by €6.8 billion. The decrease was primarily the result of falling net profit and a larger increase in inventories than in the prior year. The increased inventories were primarily related to the development of sales and were only partially offset by the adjustments in production volumes that took place in the second half of the year. Cash provided by operating activities was also reduced by the development of trade receivables and trade payables. Positive effects compared with 2007 resulted mainly from lower payments related to staff reduction actions and lower tax payments in Germany. And for the continuing operations, cash provided by operating activities improved due to a smaller increase in inventory-related receivables from financial services (€1.0 billion) in connection with dealer floorplan financing.

The **cash flows from investing activities** resulted in a net cash outflow of €8.8 billion in 2008, compared with a net cash inflow of €20.5 billion in 2007. The figure for 2007 includes a cash inflow of €22.6 billion relating to the disposal of the Chrysler business and a cash outflow of €2.9 billion from the discontinued operations, as well as cash inflows from the transfer of EADS shares (€3.6 billion) and the sale of real estate by Mitsubishi Fuso Truck and Bus Corporation (€1.0 billion). The year 2008 was generally less affected by unusual transactions; cash inflows totaling €1.7 billion from the sale of real estate at Potsdamer Platz and additional shares in EADS were offset by outflows for the acquisition of equity interests in Tognum (€0.7 billion) and Kamaz

(€0.2 billion) and for a loan granted to Chrysler (€1.0 billion). Investments by the continuing operations in property, plant and equipment (€3.6 billion) and intangible assets (€1.5 billion) were significantly higher than in the prior year. The main areas of investment at Mercedes-Benz Cars were advance expenditures for the new E-Class and CLK, which are to be launched in 2009. Important investment projects at the Daimler Trucks division were in the areas of truck platforms and globally used engines. The purchase and sale of securities related to liquidity management resulted in a cash inflow of €0.2 billion (2007: €4.6 billion). The smaller expansion of the leasing and sales financing business than in the prior year led to a smaller cash outflow from investing activities in the financial services business.

The **cash flows from financing activities** resulted in a net cash outflow of €2.9 billion in 2008 (2007: €25.2 billion). As well as the payment of the dividend for the year 2007 (€1.9 billion), this also reflects the ongoing share buyback (€4.2 billion). Increases and decreases in financial liabilities resulted in a net cash inflow of €3.2 billion. As part of our corporate financing, we issued bonds in a total amount of €7.6 billion and raised promissory note loans totaling €1.1 billion, primarily utilizing the capital markets in the euro zone and in Japan.

Cash and cash equivalents with an original maturity of three months or less decreased by €8.7 billion compared with December 31, 2007, after taking currency translation effects into consideration. Total liquidity, which also includes deposits and marketable securities with an original maturity of more than three months, decreased by €9.1 billion to €8.0 billion. The unusually high level of liquidity at December 31, 2007 was related to the disposal of a majority interest in Chrysler. The reduction in liquidity resulted in an appropriate level for the Daimler Group, taking into consideration the current situation in the capital market.

The **free cash flow of the industrial business**, the parameter used by Daimler to measure the Group's financing capability, fell sharply by €11.6 billion to minus €3.9 billion.

The main reason for the decrease in the free cash flow was, besides lower earnings at Mercedes-Benz Cars, that the inflows in the prior year from the sale of EADS shares (€3.6 billion) and the sale of real estate by Mitsubishi Fuso Truck and Bus Corporation (€1.0 billion) were significantly larger than the inflows in 2008 from the sale of additional EADS shares (€0.4 billion) and real estate at Potsdamer Platz (€1.3 billion). The free cash flow in 2008 was also reduced by acquisitions of equity interests in Tognum (€0.7 billion) and Kamaz (€0.2 billion) as well as by the loan granted to Chrysler (€1.0 billion). In addition, more cash was tied up by the development of inventories and trade receivables and payables. Opposing effects improving the free cash flow resulted primarily from the discontinued operations, which had negatively affected the free cash flow in 2007. The development of business at Mercedes-Benz Vans and Daimler Buses also had a positive effect.

Free cash flow of the industrial business

Amounts in millions of €	**2008**	2007	08/07 Change
Cash provided by operating activities	**(1,865)**	5,588	(7,453)
Cash provided by (used for) investing activities	**(1,502)**	29,272	(30,774)
Changes in cash (> 3 month) and marketable securities included in liquidity	**(548)**	(4,079)	3,531
Settlement of intercompany receivables due from Chrysler net of cash disposed	**-**	(23,144)	23,144
Free cash flow of the industrial business	**(3,915)**	7,637	(11,552)

The **net liquidity of the industrial business** decreased by €9.8 billion to €3.1 billion.

Net liquidity of the industrial business

Amounts in millions of €	2008	2007	08/07 Change
Cash	4,664	14,894	(10,230)
Marketable securities and term deposits	959	1,276	(317)
Liquidity	**5,623**	16,170	(10,547)
Financing liabilities	(4,448)	(5,019)	571
Market valuation and currency hedges for financing liabilities	1,931	1,761	170
Financing liabilities (nominal)	**(2,517)**	(3,258)	741
Net liquidity	**3,106**	12,912	(9,806)

The decrease in net liquidity is primarily due to the share buy-back (€4.2 billion), the negative free cash flow (€3.9 billion) and the payment of the dividend for the year 2007 (€1.9 billion).

Net debt at Group level, which is mainly related to the refinancing of the leasing and sales-financing business, increased by €12.6 billion compared with December 31, 2007. In addition to the effects from the industrial business, the increase was also caused by the expansion of the leasing and sales-financing business.

Net debt of the Daimler Group

Amounts in millions of €	2008	2007	08/07 Change
Cash	6,912	15,631	(8,719)
Marketable securities and term deposits	1,091	1,424	(333)
Liquidity	**8,003**	17,055	(9,052)
Financing liabilities	(58,637)	(54,967)	(3,670)
Market valuation and currency hedges for financing liabilities	1,931	1,761	170
Financing liabilities (nominal)	(56,706)	(53,206)	(3,500)
Net debt	**(48,703)**	(36,151)	(12,552)

Capital expenditure

High levels of investment in new models and drive systems. Daimler invested €3.6 billion in property, plant and equipment in the year under review. The focus was on investments in new vehicle models and new drive systems. €2.5 billion of the total volume of capital expenditure was invested in Germany.

At Mercedes-Benz Cars, investment in property, plant and equipment increased by 18% to €2.2 billion in 2008. The division's main capital expenditure was for the new E-Class, the new sport-utility vehicle GLK, the new CLK coupe, and engine projects for the reduction of fuel consumption and emissions. Daimler Trucks invested primarily in projects for the global harmonization and standardization of engines and major components and for the fulfillment of stricter emission regulations. Substantial amounts were also invested both in new truck models and platforms in the heavy and medium categories and in our new truck plant in Saltillo, Mexico. In total, Daimler Trucks' investment in property, plant and equipment amounted to €1.0 billion (2007: €0.8 billion). At the Mercedes-Benz Vans unit, the focus of investment was on the model upgrade for the Vito/Viano and the establishment of a van plant in China. At Daimler Buses, higher amounts were invested in 2008 in the development of future exhaust technologies.

Investment in property, plant and equipment

Amounts in millions of €	2008	2007	08/07 % change
Daimler Group	3,559	2,927	+22
Mercedes-Benz Cars	2,246	1,910	+18
Daimler Trucks	991	766	+29
Daimler Financial Services	41	29	+41
Vans, Buses, Other	270	241	+12

Refinancing

Daimler's **refinancing measures** are primarily determined by its financial services activities. Daimler makes use of a broad spectrum of financial instruments to cover its funding requirements. Depending on funding requirements and market conditions, Daimler issues commercial paper, bonds and financial instruments secured by receivables in various currencies. Credit lines are also used to cover financing requirements.

In the year 2008, the Group covered its liquidity requirements mainly through the issuance of commercial paper and bonds and with bank credit. In addition, Daimler made use of its surplus liquidity at the end of 2007, which was related to the transfer of a majority interest in Chrysler in August 2007, to refinance and repay funds raised on the capital market and money market. The refinancing measures carried out in 2008 included the successful issue of the following benchmark notes denominated in euros: the issue of €1.25 billion of euro bonds maturing in June 2010, €1.5 billion of euro bonds maturing in September 2011, €1.0 billion of euro bonds maturing in January 2012, €750 million of euro bonds maturing in May 2012 and €750 million of euro bonds maturing in September 2015. There were also various smaller issues of medium-term note programs in the form of private placements. In Japan, Daimler AG issued a Samurai bond with varying maturities in a total volume of €0.3 billion. Despite the financial market crisis, Daimler had relatively good access to the capital market in 2008. However, capital could only be raised at significantly higher interest rates, particularly in the fourth quarter.

At the end of 2008, Daimler had short-term and long-term **credit lines** totaling €22.7 billion, of which €8.5 billion was not utilized. These credit lines include a non-utilized syndicated US $5 billion credit facility, which is available until December 2011. In order to strengthen the Group's liquidity, in October 2008 a 364-day credit facility of €3 billion was agreed upon with a consortium of international banks, which is also still available in its full amount. These credit facilities serve as collateral for commercial-paper drawings and provide funds for general business purposes.

The carrying values of the main financial instruments and the weighted average interest rates for the year 2008 are shown in the following table:

	Average interest rates Dec. 31, 2008	Book value Dec. 31, 2008	Book value Dec. 31, 2007
	In %	Amounts in millions of €	
Bonds/notes	**5.18**	34,093	35,661
Commercial paper	**5.63**	2,320	112
Liabilities to banks	**5.72**	14,608	12,563

The financial instruments shown in the above table as of December 31, 2008 are mainly denominated in the following currencies: 48% in US dollars, 22% in euros, 7% in Japanese yen, 4% in British pounds and 3% in Canadian dollars.

As of December 31, 2008, the **financing liabilities** shown in the consolidated balance sheet, which include deposits from the direct banking business, amounted to €58,637 million (December 31, 2007: €54,967 million). Of the financing liabilities, €54.189 million or 92% was accounted for by the financial services business (December 31, 2007: €49,948 million or 91%). Detailed information on the amounts and terms of financing liabilities is provided in Notes 23 and 30 of the Notes to the Consolidated Financial Statements. Note 30 also provides information on the maturities of the other financial liabilities.

Credit ratings

The development of our credit ratings with the rating agencies Standard & Poor's (S&P), Moody's Investors Service (Moody's), Fitch Ratings (Fitch) and DBRS reflect the changing business prospects for the automotive industry and for Daimler in the context of the global economic situation during the year 2008. This development is particularly apparent from the three rating adjustments carried out by S&P. The first half of the year featured a positive business development accompanied by a significant improvement in the Group's profitability. The rating agencies honored this development by upgrading our long-term rating (S&P) or by adjusting the outlook to positive (Fitch). In the second half of the year, when the negative effects of the financial crisis on the real economy became increasingly clear from Daimler's weaker unit sales, especially at Mercedes-Benz, and the Group's business prospects deteriorated, the rating agencies retracted their positive rating outlooks (S&P, Moody's und Fitch). Only DBRS did not adjust its rating; however, it had not previously altered the assessment of a stable outlook that it had already issued in the year 2007.

	End of 2008	End of 2007
Long-term credit ratings		
Standard & Poor's	**A-**	BBB+
Moody's	**A3**	A3
Fitch	**A-**	A-
DBRS	**A (low)**	A (low)
Short-term credit ratings		
Standard & Poor's	**A-2**	A-2
Moody's	**P-2**	P-2
Fitch	**F2**	F2
DBRS	**R1 (low)**	R1 (low)

On February 14, 2008, **S&P** placed its BBB+ long-term corporate credit ratings on Daimler AG and related entities on credit watch with positive implications following a strong operating performance. On April 14, 2008, our long-term rating was raised to A- with positive outlook. The upgrade followed S&P's reassessment of Daimler's business and financial risk profiles and the strong operating performance and progress made since the separation of its Chrysler unit in August 2007. In view of the rapidly weakening state of most global automotive markets, S&P revised its outlook on October 8, 2008, from positive to stable.

On October 15, 2008, **Moody's** affirmed the A3 long-term rating of Daimler AG and its subsidiaries and changed the outlook to stable, which had been positive since October 1, 2007. The outlook change reflected the increasingly worsening global car and truck markets and Moody's expectation of negative impacts on the operating performance of the company.

On June 13, 2008, **Fitch** changed the outlook for Daimler AG's A- long-term issuer default rating to positive from stable reflecting the improvements in Daimler's financial profile in 2007 and the first quarter of 2008. On November 20, 2008, Fitch changed the outlook for Daimler AG's long-term issuer default rating back to stable as the rating agency expected new car and truck sales to continue to fall, which according to Fitch would put pressure on Daimler's profitability and cash generation. As a result of a reassessment of the business prospects of the automotive industry in general, and, as a result, the profit and cash flow expectations for Daimler, Fitch lowered Daimler AG's long-term rating to BBB+ with a stable outlook on January 29, 2009.

DBRS confirmed the long-term ratings of Daimler AG and its related companies at A (low), all with a stable trend on September 10, 2008, reflecting the company's strong business and financial profiles.

The short-term ratings of all four rating agencies remained unchanged during 2008.

The Group's **balance sheet** total decreased by €2.9 billion to €132.2 billion compared to December 31, 2007. The financial services business accounted for €67.7 billion of the balance sheet total (December 31, 2007: €62.0 billion), equivalent to 51% of the Daimler Group's total assets (December 31, 2007: 46%).

Intangible assets increased to €6.0 billion (December 31, 2007: €5.2 billion). The increase in capitalized research and development expenditure is due in particular to the high level of investment in the development of new models, engines and transmissions.

As capital expenditure exceeded depreciation, **property, plant and equipment** increased by 10% to €16.1 billion, mainly for the production and assembly plants in Germany. In the year 2008, the main areas of investment were for the new E-Class at the Mercedes-Benz Cars division and new engines and transmissions at the Daimler Trucks division.

Equipment on operating leases and **receivables from financial services** increased by 4% to a total of €61.1 billion (December 31, 2007: €58.9 billion). Their share of the balance sheet total amounted to 46% (December 31, 2007: 44%). Adjusted for the effects of currency translation, the increase amounted to €2.7 billion.

Financial investments accounted for using the equity method of €4.3 billion primarily comprise our equity interests in EADS and Tognum. The increases from our equity interest in Tognum (€0.7 billion) and the acquisition of shares in Kamaz (€0.2 billion) were offset by falls in the carrying value of our investments in Chrysler (€0.9 billion) and EADS (€0.6 billion). The decrease at Chrysler is the result of our proportionate share of the company's loss for the period. The accumulated losses have fully depleted the carrying value of our investment in Chrysler. The decrease at EADS primarily reflects changes in the valuation of derivative financial instruments with no effect on profit and loss.

Inventories increased by €2.7 billion to €16.8 billion (+19%), equivalent to 13% of the balance sheet total. The increase resulted from the sales development, and was only partially offset by production adjustments in the second half of the year.

Trade receivables increased by 10% to €7.0 billion and **trade payables** decreased by 7% to €6.5 billion.

Other financial assets decreased by €1.6 billion to €8.0 billion, primarily due to the impairment of loans granted to Chrysler and of receivables due from Chrysler. The decrease was also caused by the development of securities held in the context of liquidity management and of assets relating to derivative financial instruments.

Cash and cash equivalents decreased compared with December 31, 2007 by a total of €8.7 billion to €6.9 billion. This change was related to the cash outflow from the buyback of the company's own shares (€4.2 billion), and to the dividend payout in April (€1.9 billion). Total liquidity had been extremely high at December 31, 2007 following the transfer of a majority interest in Chrysler. Due to the reduction in cash and cash equivalents, liquidity reached a level appropriate to the Daimler Group, taking into consideration the current situation in the capital markets.

With the conclusion of the sale of land and buildings at **Potsdamer Platz** in Berlin on February 1, 2008, the "assets held for sale" in the amount of €0.9 billion that were separately reported at the end of 2007 were derecognized. In 2008, the Group received a cash inflow from this transaction totaling €1.3 billion.

Balance sheet structure Daimler Group
in %


2007
2008
Assets
Equity and liabilities
Non-current assets
Current assets
of which: Liquidity
in billions of €
58
55
42
45
6
13
28
25
36
36
36
39
Equity
Non-current provisions and liabilities
Current provisions and liabilities
132 135
135 132

Balance sheet structure industrial business
in %


2007
2008
Assets
Equity and liabilities
Non-current assets
Current assets
of which: Liquidity
in billions of €
61
53
39
47
9
22
46
44
33
32
21
24
Equity
Non-current provisions and liabilities
Current provisions and liabilities
65 73
73 65

Provisions account for 14% of the balance sheet total. They primarily comprise provisions for warranty claims, provisions for personnel, and pension obligations. Their total amount of €18.2 billion is below the prior-year level (€19.6 billion). The decrease is primarily due to the development of warranty costs and the lower obligations in the area of personnel and social benefits reflecting lower bonus and profit-sharing payments for the year 2008. There was an opposing effect from an increase in pension obligations.

Financing liabilities increased by €3.7 billion to €58.6 billion. As a proportion of the balance sheet total, financing liabilities amounted to 44% (December 31, 2007: 41%). The increase primarily resulted from the expansion of the leasing and sales-financing business and the refinancing requirements caused by the negative free cash flow from the industrial business. Liabilities from customers' deposits in Mercedes-Benz Bank's direct banking business increased by €1.9 billion to €6.0 billion.

Other financial liabilities rose by €0.2 billion (+2%) to €10.3 billion. Other financial liabilities primarily comprise liabilities from residual-value guarantees, liabilities relating to derivative financial instruments and from wages and salaries, as well as accrued interest.

The **Group's equity** decreased by €5.5 billion compared with December 31, 2007. The net profit of €1.4 billion was more than offset, due in particular to the share buyback, the dividend distribution for the year 2007, and changes in values of derivative financial instruments with no effect on profit and loss. The Group's **equity ratio** was 24.3% at the end of the year (December 31, 2007: 26.9%), while the equity ratio for the industrial business was 42.7% (December 31, 2007: 43.7%). The equity ratios are adjusted for the proposed dividend for 2008 and the actual dividend for 2007.

The **funded status of the Group's pension obligations**, defined as the difference between the present value of the pension obligations and the fair value of pension plan assets, decreased in 2008 by €3.0 to minus €4.9 billion.

On the balance sheet date, the Group's pension obligations amounted to €15.0 billion, compared with €15.7 billion at the end of the prior year. The decrease was primarily a result of the increase in discount rates for German pension plans of 0.5 of a percentage point to 5.9%. The plan assets available to finance the pension obligations declined from €13.8 billion to €10.1 billion on December 31, 2008. The main reason for this decline was the development of the capital markets in 2008. Further information on pensions and similar obligations is provided in Note 21 of the Notes to the Consolidated Financial Statements.

Overall Assessment of the Economic Situation

The Board of Management believes that the Group and the entire automotive industry face great challenges at the time of preparing this Management Report. However, Daimler is a financially healthy, strong and above all innovative company. We are therefore firmly convinced that Daimler will successfully manage the current crisis of the automotive industry and will emerge from it stronger than before.

As a result of the worldwide financial and economic crisis, our most important markets for both automobiles and commercial vehicles slumped dramatically during 2008. The only stabilizing effect came from growth in demand in the emerging markets, but demand decreased even there towards the end of the year. Another factor was that due to the ongoing debate about CO_2 emissions and the effects of the very high fuel prices in the middle of 2008, the structure of demand in the industrialized countries shifted away from our key market segments of premium automobiles and sport-utility vehicles and towards smaller and less powerful vehicles. For these reasons, the levels of orders received by Daimler for automobiles and in most markets also for commercial vehicles had decreased significantly by the end of the year - and are still at a low level. Although we have adapted our production volumes to the current market situation, it is still very difficult to predict when and to what extent demand will improve again.

In the year 2008, the Group's unit sales of 2.1 million vehicles in an increasingly difficult environment were slightly below the high level of the prior year. The market slump in the second half of the year prevented us from achieving the targets for revenue and earnings we had announced at the beginning of 2008: Revenue decreased by 4% to €95.9 billion and EBIT fell to €2.7 billion (2007: €8.7 billion). EBIT from ongoing operations excluding special items, particularly due to Chrysler, reached €6.2 billion, which was more than the level we had announced in our reporting on the third quarter. Net profit amounted to €1.4 billion (2007: €4.0 billion). As a result of the lower earnings, our value added, which is the difference between EBIT and cost of capital, was negativ at minus €1.1 billion (2007: plus €1.4 billion). The main reasons for the fall in earnings were not only the effects of the worldwide financial and economic crisis, but also the very high average level of raw-material prices over the year and the weak US dollar. An additional factor with a negative impact on the Group's earnings was the altered demand structure. Although we continued to make considerable progress with our programs for enhanced efficiency in all divisions and in the functional departments, this was not sufficient to offset the substantial burdens of lower demand and higher costs.

The drop in earnings was particularly sharp at Mercedes-Benz Cars, where EBIT fell to €2.1 billion (2007: €4.8 billion). At Daimler Trucks, EBIT was lower than in 2007, primarily due to the worsened economic situation and expenses relating to the repositioning of the division's business in North America, while Daimler Financial Services equaled its prior-year earnings. The Mercedes-Benz Vans and Daimler Buses units once again posted significant increases in EBIT.

In order to achieve a sustained improvement in the earnings situation in all our businesses, we continued and intensified our actions aimed at reducing costs and enhancing efficiency. We are also moving forward effectively with our research and development efforts - in line with our roadmap for sustainable mobility. As a result, we will further improve the environmental compatibility and fuel efficiency of our vehicles through the application of new technologies, while attracting customers with our typical product features of safety, comfort, and above all fascination.

We can build on a sound financial position to help us achieve our goals. Our equity ratio remains at a high level, and the Group's gross liquidity of €8.0 billion at the end of 2008 covers the requirements of our business operations even under the current difficult conditions.

Nonetheless, we intend to reduce the dividend from €2.00 per share to €0.60. The main reasons for the the dividend adjustment are the level of earnings in the year 2008 and the difficulty in estimating the further development of the world economy and the automotive markets.

Events after the End of the 2008 Financial Year

Further events after the end of the 2008 financial year. Since the end of the 2008 financial year, there have been no further occurrences that are of major significance for Daimler. The course of business in the first two months of 2009 confirms the statements made in the "Outlook" section of this Annual Report.

Risk Report

Risk management system

Within the framework of their global operations and as a result of increasingly intense competition, Daimler's divisions are exposed to a large number of **risks** which are inextricably linked with their entrepreneurial activities. These entrepreneurial activities consist not least of identifying and utilizing **opportunities** to secure and enhance the Group's competitiveness. Effective **management and monitoring systems** are combined into a uniform risk management system, meeting the requirements of applicable law and subject to continuous improvement, which is employed for the early detection, evaluation and management of risks.

The **risk management system** is integrated into the Group's value-based management and planning system. It is an integral part of the overall planning, monitoring and reporting process in all relevant legal entities and central functions, and aims to systematically identify, assess, monitor and document risks. Risk assessment principally takes place for a two-year planning period. With the use of defined risk categories, risks are identified for the divisions and operating units, the major associated companies and the central departments, and are assessed regarding their probability of occurrence and possible extent of damage. Assessment of the possible extent of damage usually takes place in terms of the risks' impact on EBIT. The communication and reporting of relevant risks are controlled by value limits set by management. The responsible persons also have the task of developing, and initiating as required, measures to avoid, reduce and hedge risks. Major risks and the countermeasures taken are monitored within the framework of a regular controlling process. As well as the regular reporting, there is also an internal reporting obligation within the Group for risks arising unexpectedly. The Group's central risk management department regularly reports on the identified risks to the Board of Management and the Supervisory Board. The risk management system enables the Board of Management to identify key risks at an early stage and to initiate suitable countermeasures. By carrying out targeted audits, the Corporate Audit department monitors compliance with the statutory framework and with the Group's internal guidelines as defined in the Risk Management Manual, and, if required, initiates appropriate action. In addition, the external auditors examine the system for the early detection of risks that is integrated into the risk management system in terms of its fundamental suitability for the early recognition of developments that could jeopardize the continued existence of the Group.

Entrepreneurial **opportunities** are not reported on within the risk management system, but are included in the annual operative planning and are followed up during the year in the context of the periodic corporate reporting. The divisions have direct responsibility for the early identification and utilization of opportunities. Within the framework of the strategy process, opportunities for further profitable growth are identified and included in the decision-making process.

Economic risks

The **world economy** became substantially less dynamic during the year 2008. In the second half of the year, growth in gross domestic product came to a standstill in the industrialized countries and was actually negative in some of them. Most analysts expect 2009 to be a difficult year for the world economy, but the majority of those analysts assume that the turning point should come during the second half of 2009. Investor and consumer uncertainty is high at present, so the most minor of disturbances would probably be sufficient to trigger further weakening and delay the economic upturn. In our view, the biggest individual risks for the global economy are to be seen in a sustained crisis of confidence, a worsening credit crunch, a longer-lasting and deeper recession in Western Europe, the United States and Japan, and an economic slump in the major emerging economies. The development of the world economy in 2009 expected by the majority of economic research institutions, and also by Daimler, is highly dependent on the development of these risk factors. This means that there are still considerable economic risks for the Group's financial position, cash flows and profitability.

The risk that the recession of the **US economy** could worsen became greater at the end of 2008. The real economic effects of the financial-market and real-estate crisis on investment and consumption could be even more severe than assumed in most analysts' base scenarios. The financial market has a substantial amount of risk potential, whether from additionally required write-downs at banks, the spread of the financial crisis to the credit-card sector, or the collapse of the market in financial derivatives. Due to the importance of the US economy, a deeper and longer recession would have significant negative consequences also for the world economy. Although the United States' current-account deficit decreased in the year 2008, the US economy is still dependent on capital inflows from abroad. If the required capital inflows failed to materialize or were too low, a correction of the current account deficit would be unavoidable. Such a correction would place a substantial burden on domestic demand and would trigger a devaluation of the US dollar. In total, such occurrences could also have a negative impact on demand for automobiles and commercial vehicles.

The economy of **Western Europe** was not immune to the effects of the slowdown in global growth or the financial market crisis, and expanded in 2008 at well below its long-term growth trend. Most of the major European economies were in recession by the end of the year. In view of the extent of the real economic implications of the financial market crisis, the risk of a lasting and substantial drop in growth rates has recently increased significantly. Higher refinancing costs and more difficult access to borrowed capital are placing a high burden on companies, especially small and medium-sized enterprises with low equity ratios. Even only a little further deterioration would necessitate substantial structural adjustments. Economic developments will largely depend on how effective the fiscal stimulus programs are in various countries and whether the acute crisis of consumer and investor confidence can be overcome. However, there are serious risks that both private consumption and companies' investments will fall much lower than is currently predicted. This would have a corresponding negative impact on demand for motor vehicles, with considerable risk potential for the Daimler Group due to the importance of Germany and other countries of Western Europe as major sales markets.

Economic risks have also increased in **Japan** recently. The export-dependent Japanese economy is suffering in particular from the global growth slowdown, with stagnating consumption, falling investment and a sharp appreciation of the yen in the second half of 2008. The drop in demand from the important US export market is having a major negative effect. Further reductions in demand from Japan's export markets would have a sustained impact on the country's economic outlook. This would not only considerably reduce the Group's exports to Japan, but would also be a substantial burden on the development of our operating units' earnings in Japan.

A sustained reduction in economic growth in **China** would also be strategically relevant for the Group, as this is currently the most dynamic vehicle market in the world and has enormous potential for the future. Due to the size of the Chinese economy and recent substantial increases in flows of international investment and trade with China, such a slump would not only have severe consequences for the whole of Asia, but could also cause significant growth losses for the world economy, with negative effects on Daimler's activities. Furthermore, potential economic crises in other emerging markets where the Group has important production facilities could also be of particular relevance. On the other hand, crises in emerging markets where the Group is solely active in a sales function would result in more limited risk potential.

We see an additional major risk in the development of **raw-material prices**. If, in the present situation of high volatility, prices were to rise sharply once again, the assumed global economic outlook would be jeopardized. The consequences would be on the one hand a reduction in private households' purchasing power, and on the other hand rising costs for companies. All of this would result in a negative impact on growth, especially in those countries that import large volumes of raw materials. The development of the oil price is particularly important in this respect. However, falling raw-material prices imply substantial risks for the economic growth of raw-material exporting emerging markets.

Risks for market access and the global networking of the Group's facilities could arise as a result of a **weakening of international free trade** in favor of regional trade blocks or the emergence of protectionist tendencies. A sharp rise in bilateral free-trade agreements outside the European Union could affect Daimler's position in key foreign markets, particularly in Southeast Asia, where Japan is increasingly gaining preferred market access.

Finally, the world economy could be negatively affected by a lasting deterioration in **consumer and investor confidence** and by sustained deflationary tendencies. Such developments could be triggered not only by the current financial market crisis, but also by geopolitical and military instability, concern about a possible further sharp drop in share prices, or the battle against terrorism.

Industry and business risks

General market risks. The weakening of the global economy and the international financial crisis led to significant falls in demand for automobiles and commercial vehicles in 2008. **Competitive pressure** in the automotive markets, which was already a significant factor, has therefore now intensified and could necessitate the increased use of discount financing and sales incentives. In many markets, customers' heightened sensitivity to the issue of vehicles' environmental friendliness and high fuel prices have boosted demand for smaller, more fuel-efficient automobiles. In order to enhance the attractiveness of less fuel-efficient vehicles, additional measures could become necessary with an adverse effect on profitability. All of these actions would not only reduce revenues in the new-vehicle business, but would also lead to lower price levels on used-vehicle markets and thus to falling residual values for leased vehicles. A shift in the model mix towards smaller vehicles with lower margins would also place an additional burden on the Group's financial position, cash flows and profitability.

The **financial position of dealerships and importers** is increasingly jeopardizing by falling demand for vehicles combined with higher refinancing costs and significantly more difficult access to credit due to the financial market crisis. Any supportive measures taken by the Group would worsen our own financial position, cash flows and profitability.

As a reaction to the significant drop in demand during the second half of 2008, Daimler initiated comprehensive measures to **reduce its production** of cars and commercial vehicles. However, should the crisis of the automotive markets last longer than expected or actually worsen, additional steps might have to be taken to adjust production volumes and improve our efficiency, with negative effects on profitability and liquidity. Should the Group not succeed in quickly adapting its production and cost structures to changing conditions, this might also result in negative effects on the Group's profitability and cash flows. The successful implementation of the repositioning of our subsidiary Daimler Trucks North America, which was decided upon in 2008, is another important step to secure the profitability of Daimler Trucks.

Risks related to the leasing and sales-financing business. Daimler's financial services business primarily comprises the provision of financing and leasing for the Group's products. In particular, this business involves the risk that the prices realizable for used vehicles at the end of leasing contracts are below their book values (residual-value risk). Another inherent risk is that some of the receivables due in the financial services business might not be recoverable due to customer default (credit risk). Other risks connected with the leasing and sales-financing business are the possibilities of increased refinancing costs and changes in interest rates. Daimler counteracts these risks by means of appropriate market analyses and creditworthiness checks. Derivative financial instruments are used to hedge against the risk of changes in interest rates. Further information on credit risks and the Group's risk-minimizing actions is provided in Note 30 of the Notes to the Consolidated Financial Statements.

Production and technology risks. In order to achieve the targeted levels of prices, factors such as **brand image and product quality** are becoming increasingly important, as well as additional technical features resulting from our innovative research and development, especially in relation to fuel efficiency. Furthermore, it is essential for the Group's profitability to realize **efficiency improvements** while simultaneously fulfilling Daimler's own high quality standards.

Product quality has a major influence on a customer's decision to buy a passenger car or commercial vehicle. At the same time, technical complexity continues to grow as a result of additional features, for example for the fulfillment of various emission and fuel-economy regulations, increasing the danger of vehicle malfunctions. Technical problems could lead to recall and repair campaigns, or could even necessitate new development work. Furthermore, deteriorating product quality can lead to higher warranty and goodwill costs.

Risks related to the legal and political framework. The legal and political framework has a considerable impact on Daimler's future business success. Regulations concerning vehicles' **exhaust emissions, fuel consumption and safety** play a particularly important role. Complying with these varied and often diverging regulations all over the world requires strenuous efforts on the part of the automotive industry. We expect to have to significantly increase our spending aimed at fulfilling these requirements in the future. Many countries have already implemented stricter regulations to reduce vehicles' emissions and fuel consumption, or are about to do so, one example being the European regulations on exhaust emissions and fuel consumption. The key elements of the European Union's regulation on carbon dioxide, which was passed by the EU parliament on December 17, 2008, call for a significant reduction in new vehicles' CO_2 emissions already as of 2012, and for phased improvements whereby the average emissions of manufacturers' entire fleets of new cars have to meet new limits by 2015. Non-compliance with those limits will lead to penalty payments for manufacturers. We assume that we will meet the targets, but that to do so we will have to significantly increase our research and development spending. In the United States, in addition to existing regulations for fleet consumption at the national level, there are also proposals from federal states such as California calling for penalty payments if various fleet targets are not met. The Group monitors these developments and attempts to anticipate foreseeable requirements and long-term targets during the phase of product development.

Procurement market risks. Procurement risks arise for the Group on the one hand from further **increases in prices of various raw materials** that raise our factor costs either directly or indirectly through purchased components. Although the prices of many raw materials have fallen since the peak levels during the middle of 2008, due to the financial market crisis the outlook for the raw-material market remains uncertain. On the other hand, due to the increasing concentration on globally active suppliers, dependencies arise for our own production process. Our scope to pass on the increased cost of raw materials and purchased components in the form of price increases for our vehicles is very limited due to the intense pressure of competition in the international automobile markets. Furthermore, some of our suppliers' refinancing possiblities have worsened significantly due to the financial market crisis. The rising pressure on procurement, sales and financing markets could seriously jeopardize the financial situations and continued operations of financially challenged suppliers. To an increasing extent, individual or joint support actions have been required by automobile suppliers in order to safeguard production and sales. An additional factor is that in such cases, the Group has only limited ability to achieve further price reductions for purchased components. Should the financial situation of important suppliers continue to deteriorate, this could require further significant **support actions** with a negative impact on the Group's earnings and cash flows. If suppliers deliver components late or are unable to deliver, that could have a negative impact on Daimler's vehicle production and thus also on our profitability. Daimler counteracts procurement risks by means of targeted commodity and supplier risk management. Supplier risk management aims to identify suppliers' potential financial difficulties at an early stage and to initiate suitable countermeasures. In addition, the Group attempts to reduce its dependency on individual materials in the context of its commodity management, by making appropriate technological progress for example.

IT risks and unforeseeable events. Production and business processes could also be disturbed by **unforeseeable events** such as natural disasters or terrorist attacks. Consumer confidence would be significantly affected and production could be interrupted by supply problems and intensified security measures at territorial borders. In addition, our manufacturing processes could also be disturbed by failures at our data centers. Security measures and emergency plans have been prepared for such eventualities. Because the importance of storing and exchanging information is rising at a global group like Daimler, and in order to counteract the growing risks for the operation of central IT systems and the security of confidential data, we have our own risk management system for **IT security**. Guidelines from headquarters and the decentralized security organization we have established worldwide help to minimize these IT risks. For this reason, most IT risks have a very low probability of occurrence, but if such a case actually arose, it would have a significant negative impact on earnings.

Specific risks in the area of human resources. Daimler's success is highly dependent on the expertise and commitment of its workforce. The application of our personnel instruments takes existing **personnel risks** into consideration, while contributing towards the recruitment and retention of staff with high potential and expertise and ensuring transparency with regard to our resources. Another focus of our human resources management is on the targeted personnel development and further training of our workforce. Our executive staff and specialists profit from the range of courses offered by the Daimler Corporate Academy and from the transparency created by LEAD, our uniform worldwide performance and potential management system.

Demographic developments present the Group with the particular challenge of managing the changes relating to an aging workforce and securing a sufficient number of qualified young persons with the potential to become the next generation of highly skilled specialists and executives.

Other industry and business risks. Due to the issuance of **guarantees** and Daimler's equity interest in the system for recording and charging tolls for the use of highways in Germany by commercial vehicles of more than 12 metric tons gross vehicle weight, we are exposed to a number of risks that could have negative effects on the Group's financial position, cash flows and profitability. The operation of the electronic toll-collection system is the responsibility of the operator company, Toll Collect GmbH, in which Daimler holds a 45% stake and which is included in the consolidated financial statements using the equity method of accounting. In addition to Daimler's membership of the Toll Collect consortium and its equity interest in Toll Collect GmbH, guarantees were issued supporting the obligations of Toll Collect GmbH towards the Federal Republic of Germany concerning the completion and operation of the toll system. Risks can arise primarily as a result of lower tolls derived from the system or the non-fulfillment of contractually defined parameters, additional alleged offsetting claims by the Federal Republic of Germany beyond such claims already made, or a refusal to grant the final operating permit. Additional information on contingent obligations from guarantees granted and on the electronic toll-collection system and the related risks can be found in Note 27 (Legal proceedings) and Note 28 (Guarantees and other financial commitments) of the Notes to the Consolidated Financial Statements.

Daimler bears in principle a proportionate share of the risks of its **associated and affiliated companies**, in particular the risks of EADS. For the associated and affiliated companies that the Group includes in the consolidated financial statements using the equity method, any factors with a negative impact on those companies' earnings have a proportionate negative effect on our net profit. In addition, such factors can mean that impairment losses have to be recognized on those equity holdings, with a corresponding impact on our income statement.

In the context of transferring a majority interest in Chrysler, the Group accepted a guarantee for pension obligations in an amount of US $1 billion. The guarantee will fall due if Chrysler's pension plans are terminated within five years of the transfer of the majority interest.

Financial market risks

The Daimler Group is exposed to market risks from changes in foreign currency exchange rates, interest rates, commodity prices and share prices. Market risks may adversely affect Daimler's financial position, cash flows and profitability. The Group seeks to monitor and manage these risks primarily through its regular operating and financing activities and, if appropriate, through the use of derivative financial instruments. As part of the risk management process, Daimler regularly assesses these risks by considering changes in key economic indicators and market information. Any market-sensitive instruments, including equity and interest-bearing securities held in pension funds and other post-retirement pension plans, are not included in the following analysis.

Exchange rate risks. The Daimler Group's global reach means that its business operations and financial transactions are connected with risks arising from fluctuations of foreign exchange rates, especially of the US dollar and other important currencies against the euro. An exchange rate risks arises in the operating business primarily when revenue is generated in a different currency than the related costs (transaction risk). This applies in particular to the Mercedes-Benz Cars division, as a major portion of its revenue is generated in foreign currencies while most of its production costs are incurred in euros. The Daimler Trucks division is also exposed to such transaction risks, but only to a minor degree because of its worldwide production network. Currency exposures are gradually hedged with suitable financial instruments, predominantly foreign exchange forwards and currency options, in accordance with exchange rate expectations, which are constantly reviewed. Exchange rate risks also exist in connection with the translation into euros of the net assets, revenues and expenses of the companies of the Group outside the euro zone (translation risk); these risks are not hedged.

Interest rate risks. The Group holds a variety of interest rate sensitive financial instruments to manage the cash requirements of its business operations on a day-to-day basis. Most of these financial instruments are held in connection with the financial services business of Daimler Financial Services, whose policy is generally to match funding in terms of maturities and interest rates. However, to a limited extent, the funding does not match in terms of maturities and interest rates, which gives rise to the risk of changes in interest rates. The funding activities of the industrial business and the financial services business are coordinated at Group level. Derivative interest rate instruments such as interest rate swaps, forward rate agreements, swaptions, caps and floors are used to achieve the desired interest rate maturities and asset/liability structures (asset and liability management).

Equity price risks. Daimler holds investments in equities and equity derivatives. In accordance with international banking standards, Daimler does not include equity investments that the Group classifies as long-term investments in the equity price risk assessment. Equity derivatives used to hedge the market price of investments accounted for using the equity method are also not included in the assessment of equity price risk due to the hedging context. The remaining equity price risk was not material to the Group in 2008 and 2007; the same applies to the present situation.

Commodity price risks. Associated with Daimler's business operations, the Group is exposed to changes in the prices of commodities. Daimler addresses these procurement risks by means of concerted commodity and supplier risk management. To a minor extent, derivative commodity instruments are used to reduce some of the Group's commodity risks, primarily the risks associated with the purchase of precious metals.

Further information on financial market risks, risk-minimizing actions and the management of those risks is provided in Note 30 of the Notes to the Consolidated Financial Instruments. Information on financial instruments and on the Group's pension plans can be found in Note 29 and Note 21.

Liquidity risks

In the normal course of business, bonds, commercial paper and securitized transactions as well as bank credit in various currencies are applied, primarily to refinance the leasing and sales-financing business. Daimler's refinancing is currently only possible at significantly higher costs, especially when large volumes are involved. A sustained negative development of the capital markets could increase the Group's financing costs and restrict its financial flexibility. More expensive refinancing would also have an impact on the competitiveness and profitability of our financial services business; a limitation of the financial services business would have a negative effect on the automotive business.

Risks connected with pension plans

Daimler has pension obligations, and to a smaller extent obligations relating to healthcare and life-insurance benefits, which are not completely covered by plan assets. The balance of obligations less plan assets constitutes the financing status for these employee-benefit plans. Even small changes in the assumptions used for the valuation of the benefit plans such a reduction in the discount rate could lead to an increase in those obligations. On the other hand, the market value of the plan assets is determined to a large degree by developments in the capital markets. Unfavorable developments, in particular relating to equity prices and fixed-interest securities, could negatively affect the market value. Both higher obligations and reduced plan assets or a combination of the two would have a negative impact on the financing status of our benefit plans. Higher obligations and lower yields from the plan assets could also increase the net expenses relating to the benefit plans in the coming years.

Risks from changes in credit ratings

Daimler's creditworthiness is assessed by the rating agencies Standard & Poor's, Moody's Investors Service, Fitch Ratings and DBRS. Downgrades resulting from a deterioration of the Group's financial situation would have a negative effect on our refinancing.

Legal risks

Various legal proceedings are pending against Daimler or could develop in the future. In our view, most of these proceedings constitute ordinary, routine litigation that is incidental to our business. We recognize provisions for litigation risks if the resulting obligations are probable and can be reasonably estimated. It is possible, however, that due to the final resolution of some of these pending lawsuits, our provisions could prove to be insufficient and therefore substantial additional expenditures could arise. This also applies to legal disputes for which the Group saw no requirement to recognize a provision. Although the final result of any such lawsuit could have a material effect on the Group's earnings in any particular period, Daimler believes that any resulting obligations are unlikely to have a sustained effect on the Group's cash flows, financial position or profitability. Further information on legal proceedings can be found in Note 27 of the Notes to the Consolidated Financial Statements.

Overall risk

The Group's overall risk situation is the sum of all the individual risks of all the risk categories for the divisions and the central functions. There are no discernible risks that, either alone or in combination with other risks, could jeopardize the continued existence of the Group. However, risks increased very substantially during 2008 due to the financial market crisis, which has meanwhile affected the real economy.

Outlook

The statements made in the Outlook section are mainly based on the operative planning of the Daimler Group for the years 2009 and 2010 as dealt with by the Supervisory Board at the beginning of December 2008. But due to the dramatic changes in global conditions that have occurred in recent months and great uncertainty concerning the future development of the world economy and the automotive markets, that operative planning can serve only as a reference plan, which will be adapted and revised in line with ongoing developments. The statements made below are based on the information available to us in February 2009.

We are aware that forecasts made in the present environment are connected with a high degree of uncertainty. Furthermore, it is currently impossible to make any reliable statements on how quickly the economic stimulus programs initiated by various countries will lead to the stabilization of financial markets and markets in general.

The world economy

At the beginning of the year 2009, it is too early to predict how deep the worldwide recession will ultimately be and when the global economy will emerge from it. Although governments and central banks are taking various actions on the side of fiscal and monetary policy, the shock of the financial market crisis is still severe. Its effects on the real economy are meanwhile very substantial, and consumer and investor confidence is still badly shaken. In the industrialized countries, the general economic situation is worse than it has been for several decades. Due to the difficult situation of financial markets, most analysts assume that global growth will continue to weaken in the first half of the year. According to our assessment, a slight economic revival could gradually begin in the second half of the year. But it has recently become more likely that major economies of Western Europe, but also those of the United States and Japan, will contract quite significantly in the year 2009 as a whole. The emerging markets are likely to deliver the only stimulus for the world economy. A decisive factor will be how severe the economic slowdown that has already started in countries such as China, Russia, India and Brazil actually becomes. In total, the risk has increased that the global economy will not grow in the year 2009, which would be the worst performance since the Second World War. Investor and consumer uncertainty is still so great that even small negative impulses could lead to a further weakening of the world economy and postpone the hoped-for turnaround even further.

In our view, the main risks for the global economy are to be seen in an ongoing crisis of confidence, further falls in banks' credit volumes, a longer and deeper recession in the triad regions (Western Europe, North America and Japan), economic slump in key emerging markets, and the incipient danger of deflation.

Our projections for the development of exchange rates are also highly uncertain against the backdrop of global economic risks. We assume that currency markets will remain volatile in the year 2009, and expect the euro to fall against the US dollar and the Japanese yen on average over the year. For the British pound, we anticipate an average exchange rate similar to that in 2008.

Automotive markets

The great uncertainty about the duration and extent of the global economic downturn is also connected with substantial risks for the development of the world's automotive markets.

From today's perspective, global demand for automobiles could decrease by another 10% in 2009 compared with the prior year. In the world's triad markets, we anticipate further significant falls in unit sales overall; falling unit sales are also to be expected in most of the emerging markets. In the United States, we assume that demand for cars and light trucks will fall again significantly compared with the prior year. The decline in the Western European car market is likely to be more severe than in 2008 and will probably affect all of the volume markets, although it may be reduced slightly by the support measures planned and in some cases implemented by governments. Demand for cars is also likely to decrease in Japan. We expect demand for cars to fall even in most of the emerging markets, in some cases quite significantly.

Prospects for the major markets for commercial vehicles are also unfavorable. The triad markets are likely to suffer a substantial drop in demand. Above all in Western Europe, the commercial vehicle business is at the beginning of a distinct cyclical downturn phase, which will particularly affect sales of medium and heavy trucks. In the United States, demand for medium and heavy trucks will probably decrease for the third successive year, but not as drastically as in the two previous years. The Japanese truck market will probably contract again significantly in 2009. The global economic slowdown will dampen demand for commercial vehicles also in the growth regions of Asia, Eastern Europe and Latin America. In the major emerging markets therefore, distinct market contraction is expected in all commercial-vehicle segments for the first time in many years.

We assume that – accompanying a hesitant revival of the world economy – automotive markets will also reach and pass through the bottom of the curve in the second half of the year.

The present worldwide weakness of demand underscores the need for structural change in the automotive industry. The key challenges are not only the adjustment of capacities, but above all the widening of product ranges to include fuel-efficient and environmentally friendly vehicles and transport solutions. The focus will increasingly be on new concepts for sustainable mobility. Whoever wants to successfully meet these challenges and grasp the opportunities offered by future developments must make substantial investments also in difficult times. Some of the main opportunities are emerging in the application of new technologies in drive systems. The need to cooperate and thus also for the industry to consolidate will therefore continue to grow. At the same time, the ability to stand out from the competition with innovations, fascinating products and strong brands will be an increasingly important success factor.

Unit sales

Mercedes-Benz Cars launched six new model generations and two completely new models in 2008, and therefore enters the extremely difficult year 2009 with an up-to-date and competitive model range. Unit sales will be stimulated by the GLK, our compact sport-utility vehicle, which has only been available since the end of 2008. In the spring of 2009, we will launch the E-Class sedan, our most important new model of the year. This car will appeal to customers with numerous innovations relating to the key brand attributes of safety and comfort. The station-wagon version of the E-Class will follow in the autumn. We will also launch the successors to the CLK coupe and convertible. The attractiveness of our model range will be further enhanced with the new generations of the S-Class and the GL. In parallel, within the framework of our "Road to the Future" initiative, we will continuously expand our model range in the year 2009 and the following years with the addition of drive systems that are especially environmentally friendly and fuel efficient. In the year 2009, this includes BlueEFFICIENCY models and the S 400 BlueHYBRID, the world's most economical luxury sedan with a gasoline engine. Another milestone on the way to sustainable mobility is our new, extremely fuel-efficient but powerful four-cylinder diesel engine, which has been available since autumn 2008 in the C 250 CDI BlueEFFICIENCY and will now be successively offered in other models. For the smart fortwo, we will utilize additional sales potential in 2009 with launches in the growth markets of China and Brazil. With our attractive models, we assume that we will continue to compete effectively in the coming years. But we cannot avoid the expected weakness of key sales markets and in particular of those market segments important to us. Mercedes-Benz Cars' total unit sales in the year 2009 will therefore be below the level of the year 2008. We anticipate decreases primarily in the markets most affected by the financial and economic crisis: the United States, Western Europe and Japan. Unit sales in the emerging markets should have a certain stabilizing effect, however.

As a result of the weakness of demand in major markets, we anticipate a significant decrease in unit sales for the **Daimler Trucks** division in 2009. The magnitude of this decrease and the time and extent of our sales markets' recovery are hard to assess from today's perspective. But with our Global Excellence program, we have a package of actions that allows us to further improve our vehicles' competitiveness also in difficult times. The most important instrument is our Management of Cycles; it includes flexible production capacities and working-time models as well as global procurement activities and global production networks, with which we utilize the advantages offered by our various production sites around the world. An additional factor is that Daimler Trucks has an extremely competitive range of products, including our economical and environmentally friendly trucks with BLUETEC technology as presented at the IAA International Motor Show, such as the new Actros for European markets, the Cascadia heavy truck in North America and the further developed Mitsubishi Fuso Super Great in Japan.

Our main focus remains on the consistent further development of fuel-efficient and low-emission drive systems. In regional terms, we want to expand our presence in the emerging markets of Asia and in Eastern Europe, thus utilizing additional growth potential.

The **Mercedes-Benz Vans** unit will be unable to equal the high prior-year level of unit sales in 2009. This year will feature shrinking markets, a tendency towards overcapacities and intense competition also for vans. Due to the good market acceptance of the Sprinter and the Vito, however, we expect to defend our leading market position in Western Europe.

Daimler Buses also assumes that it will maintain its globally leading position for buses above 8 tons with innovative and high-quality new products. However, its unit sales will probably not reach the level of 2008 due to the changed economic conditions. Especially in the markets of Mexico, Turkey and South America, demand could fall as a result of more difficult refinancing. In Europe, travel coaches will be particularly affected by the financial and economic crisis, whereas we anticipate a more stable development for urban buses.

The **Daimler Financial Services** division continues to pursue the goal of providing optimal support for the unit sales of the vehicle brands. For this purpose, it is continually expanding its product range of leasing, financing, fleet-management and insurance products. In addition, Daimler Financial Services constantly strives to improve customer and dealer satisfaction.

On the basis of our assumptions concerning the development of automotive markets and the divisions' planning, we expect the **Daimler Group's** unit sales to decrease significantly in 2009, followed by a slight increase in 2010.

Revenue and earnings

Daimler anticipates a significant decrease in business volume in 2009. From the starting point of the currently projected unit sales, revenue is likely to be lower than in 2008 in all of the vehicle divisions. In the year 2010, we then expect at least slight growth in our business volumes, provided that the projected revival of automotive markets actually occurs. The proportion of revenue generated by the growth markets of Asia and Eastern Europe will probably continue to rise in the coming years.

We anticipate further substantial burdens on the earnings of the Daimler Group and its divisions. A more detailed statement on earnings will only be possible later in the year, when the development of the world economy and the automotive markets can be better assessed. In order to improve the earnings situation on a sustained basis and in all divisions, we have continued and intensified our actions to reduce costs and improve efficiency. Furthermore, we are pushing ahead with our research and development work in line with our Roadmap to Sustainable Mobility. We will further improve the environmental compatibility and fuel efficiency of our vehicles by applying new technologies, while appealing to customers with our typical product features of safety, comfort and above all fascination.

With the help of our intensified efficiency-improving actions and the market success of our new products, we should be able to increase our earnings again in 2010.

Mercedes-Benz Cars has intensified its actions for continuous efficiency improvements and has launched additional initiatives. But the progress achieved will not be sufficient to offset the burdens of the difficult market situation in the short term. There will also be rising expenses for the development and production of new drive technologies and innovative safety systems. In the medium term, we expect to significantly increase our return on sales once again due to the market success of our new products and efficiency improvements.

With its Global Excellence program, **Daimler Trucks** has already initiated actions to reduce the impact on earnings of the currently very unfavorable market situation. These measures include the repositioning of Daimler Trucks North America with a focus on the core brands Freightliner and Western Star and the expansion of our presence in global growth markets.

At **Mercedes-Benz Vans**, in the context of our change process - Creating the Next, we have once again intensified our existing initiatives for continuous efficiency improvements to counteract the fall in earnings triggered by the unfavorable market developments.

Daimler Buses also has initiated a comprehensive package of measures designed to improve efficiency also in this unit, which should allow us to compensate for negative market developments at least partially.

Daimler Financial Services will continue its strategy with a focus on efficiency improvements in 2009. This includes taking measures to standardize its worldwide process and system landscape. The division expects both credit defaults and refinancing expenses to be significantly higher than in 2008.

The business development we anticipate for the year 2009 will probably affect the Group's **financial position** in the form of lower cash inflows. Daimler's refinancing costs have risen considerably as a result of the present financial crisis. However, we have taken several actions that should allow us to maintain sufficient liquidity even under the present extremely unfavorable financial conditions. These actions include the rapid adjustment of production and employment by means of flexible working-time models and short-time work, the reduction of inventories, the limitation of our expenses and the optimization of our refinancing instruments.

Investment in property, plant and equipment 2009–2010
in billions of €

Daimler Group	9.4
Mercedes-Benz Cars	5.9
Daimler Trucks	2.7
Daimler Financial Services	0.1
Vans, Buses, Other	0.7



Research and development expenditure 2009–2010
in billions of €

Daimler Group	10.1
Mercedes-Benz Cars	6.4
Daimler Trucks	2.6
Vans, Buses, Other	1.1



We want our shareholders to continue participating in the Group's success in appropriate form in the coming years. In this context, we aim to pay out dividends equivalent to the benchmark distribution ratio.

Fundamental conditions for our assessments of the year 2009 and the improvement in profitability expected in 2010 are generally stable political conditions and the assumption that the low point of global demand for automobiles will be reached and passed during 2009. Additional opportunities and risks may arise from the development of currency exchange rates and raw-material prices and from our assessment of the market success of our products.

Opportunities will arise in the medium term, especially due to the expansion of our presence in Asia and Eastern Europe. Some important steps in this respect are our cooperation with Beiqi Foton in China, our equity stake in Russian truck manufacturer Kamaz, the decision to build a new car plant in Hungary, and the joint venture founded in 2008 with the Hero Group in India. We also intend to utilize the opportunities that could arise from taking a pioneering role with innovative technologies for sustainable mobility. We will consistently forge ahead with our initiatives "Road to the Future" in the area of passenger cars and "Shaping Future Transportation" with commercial vehicles. In this context, we will maintain most of our planned research and development projects.

Capital expenditure

In light of the current economic situation, we are focusing our investment budget as far as possible on projects that are essential for the market success of our products. However, due to the increased demands placed on our products and the necessity to develop sustainable solutions for future mobility, we will probably invest a total of more than €9.4 billion in property, plant and equipment in 2009 and 2010 combined. The planned expenditure is significantly higher than in previous years, in particular at Mercedes-Benz Cars but also at Daimler Trucks. At the Mercedes-Benz Cars division, the focus of investment will be on advance expenditure for new vehicles such as the new models of the A- and B-Class. Substantial investment is also planned for new families of engines with low fuel consumption and emissions. The focus in the coming years at Daimler Trucks is on capital expenditure for new platforms for heavy and medium-duty trucks, new global engine projects, and the modernization of production facilities.

At Mercedes-Benz Vans, the main areas of investment are for the model upgrade of the Vito and Viano vans and for setting up a van plant in China. Key projects at Daimler Buses include advance expenditure for future emission technologies and alternative drive systems, as well as for new products.

Investment in property, plant and equipment

Amounts in billions of €	2008	**2009-2010**
Daimler Group	3.6	**9.4**
Mercedes-Benz Cars	2.2	**5.9**
Daimler Trucks	1.0	**2.7**
Daimler Financial Services	0.04	**0.1**
Vans, Buses, Other	0.3	**0.7**

Research and development

With our research and development activities, our goal is to secure Daimler's competitive position against the backdrop of upcoming technological challenges. We also want to develop solutions for sustainable mobility and to bring them to market maturity. We will apply our research and development spending more efficiently in the coming years by further optimizing work processes and focusing on those projects that create the most value added for our customers.

In order to achieve our ambitious goals, we have significantly increased our research and development budget for the planning period. In 2009 and 2010, Daimler will spend a total of €10.1 billion on research and development activities. R&D spending at Mercedes-Benz Cars will be significantly higher than in recent years. This is primarily due to substantial expenditure for the continual renewal of our model range as well as new engines and alternative drive systems. At the Daimler Trucks division, R&D spending will continue at a high level, one focus being on the development and adaptation of new-generation engines that fulfill future emission regulations. New products will also be launched, such as a new truck platform for worldwide application and a light-duty truck. The further development of engines to comply with future emission standards is another important area of R&D work at Mercedes-Benz Vans and Daimler Buses. New products and alternative drive systems also play an important role, especially at Daimler Buses.

Research and development expenditure

	2008	**2009-2010**
Amounts in billions of €		
Daimler Group	4.4	**10.1**
Mercedes-Benz Cars	3.0	**6.4**
Daimler Trucks	1.1	**2.6**
Vans, Buses, Other	0.4	**1.1**

In addition to the aforementioned projects, Daimler has set aside substantial amounts in its research budget for new technologies with which we intend to achieve a sustained improvement in the safety, environmental compatibility and economy of road traffic. A key focus in this respect is to continue reducing the CO_2 emissions of our entire range of passenger cars and commercial vehicles.

Workforce

In the year 2009, Daimler intends to utilize the available instruments of more flexible working time and short-time work. In this way, we aim to adjust the levels of employment to significantly lower production volumes.

However, on the basis of reduced production volumes for the year 2009 and the anticipated productivity advances, we assume that the number of employees in the total workforce will fall compared with the number at the end of 2008.

Forward-looking statements in this Annual Report

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of improvement or a further deterioration of global economic conditions; a continuation or worsening of the turmoil in the credit and financial markets, which could result in ongoing high borrowing costs or limit our funding flexibility; changes in currency exchange rates and interest rates; the introduction of competing, fuel efficient products and the possible lack of acceptance of our products or services which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost reduction and efficiency optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region; the business outlook of Chrysler, in which we hold an equity interest and some of whose obligations we have guaranteed; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in this Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Daimler sold a total of 2.1 million vehicles in 2008 (2007: 2.1 million). Unit sales by the Mercedes-Benz Cars division decreased by 2% due to the increasingly difficult market environment during 2008. With sales of 472,100 vehicles (2007: 467,700), Daimler Trucks was once again the world's biggest manufacturer in the segment of heavy-duty and medium-duty trucks. Daimler Buses increased its unit sales by 4%, while Mercedes-Benz Vans did not quite match its high prior-year level. Daimler Financial Services' business developed positively considering the circumstances, with worldwide contract volume increasing by 7%.


BB F 4242

Divisions

90 - 93
Mercedes-Benz Cars

- Unit sales only slightly below prior-year level despite difficult markets
- Significant upgrade of model portfolio
- Successful launch of smart in the United States
- EBIT significantly below prior-year level at €2.1 billion (2007: €4.8 billion)

94 - 97
Daimler Trucks

- Unit sales up slightly despite shrinking core markets
- Driver of innovation for safety and the environment
- EBIT lower than in prior year at €1.6 billion

98 - 99
Daimler Financial Services

- Strategic focus on efficiency
- New organization of US business
- Start of financial services business in Romania
- EBIT of €0.7 billion higher than prior-year level

100 - 101
Vans, Buses, Other

- High numbers of vans sold
- Record unit sales of buses
- EBIT of minus €1.2 billion (2007: plus €2.0 billion)

Mercedes-Benz Cars. Unit sales only slightly below prior-year level despite difficult markets. Significant upgrade of model portfolio. Successful launch of smart in the United States. EBIT significantly below prior-year level at €2.1 billion (2007: €4.8 billion).

	2008	2007	08/07
Amounts in millions of €			% change
EBIT	2,117	4,753	-55
Revenue	47,772	52,430	-9
Return on sales	4.4%	9.1%	.
Investment in property, plant and equipment	2,246	1,910	+18
Research and development expenditure	2,944	2,733	+10
of which capitalized	1,060	705	+50
Production	1,338,245	1,300,089	+3
Unit sales	1,273,013	1,293,184	-2
Employees (December 31)	97,303	97,526	-0

Market developments negatively impact unit sales and earnings. Mercedes-Benz Cars, comprising the brands Mercedes-Benz, Maybach, smart and AMG, sold 1,273,000 vehicles in 2008 (2007: 1,293,200). Conditions on international markets deteriorated throughout the year, particularly in the second half, and Mercedes-Benz Cars reacted to the situation by adjusting production output as of the third quarter. The negative market development and the upcoming E-Class model changeover caused revenue at the division to decrease by 9% to €47.8 billion. Despite further efficiency improvements, EBIT of €2,117 million was significantly lower than in the prior year (see page 54).

Mercedes-Benz unit sales impacted by difficult market environment. The Mercedes-Benz brand delivered 1,125,900 vehicles in the year under review (2007: 1,180,100), thus defending its worldwide position in the premium-car segment. The gradual deterioration of economic conditions in 2008 had a major impact on the development of unit sales throughout the year. While the brand was still able to post high growth rates in the first two quarters, some volume markets shrank significantly in the middle of 2008. In the second half of the year, the further intensification of the financial crisis and its impact on the real economy led to massive decreases in unit sales in all major economic regions.

Worldwide sales in the luxury segment (S-, CL-, SL-Class, SLR and Maybach) totaled 92,900 units (2007: 107,000), putting us well ahead of our major competitors. Sales of upper-range models (E- and CLS-Class) fell to 172,900 units (2007: 230,900) due to the E-Class model changeover scheduled for the spring of 2009. In the C-Class segment (C-, SLK-, CLK-Class), we increased our unit sales by 16% to 448,400 vehicles and gained additional market share. This positive development was largely due to the great popularity of the new C-Class and the new CLC sports coupe.

The C-Class sedan also successfully defended its leading market position in its segment in 2008. The Mercedes-Benz brand delivered 250,300 A- and B-Class vehicles to customers in the year under review (2007: 275,400) and sold 161,300 units of the M-, R-, GL-, GLK- and G-Class in the all-terrain/SUV segment (2007: 180,200).

Due to extremely difficult market conditions in the second half of 2008, unit sales of Mercedes-Benz passenger cars in the United States declined by 11% from the record level of 2007 to 223,600 vehicles in the year under review. Sales of 629,300 units in Western Europe were 8% lower than in the prior year, while deliveries of 300,900 cars in Germany were close to the prior-year number (309,900). Mercedes-Benz unit sales in Japan in 2008 were also significantly lower than the figure recorded in the prior year due to negative developments in that market. However, business developments in numerous emerging markets were very positive, with particularly strong growth in China (+59%) and the Middle East (+36%).

Fuel-efficient model variants. Mercedes-Benz seeks to inspire its customers with economical and environmentally compatible premium automobiles that sacrifice nothing in the way of the typical brand attributes of safety, comfort, and superior driving pleasure. Our "Road to the Future" program launched in September 2007 demonstrates how we intend to achieve that goal. An important step in this respect was taken during the year under review with the introduction of numerous BlueEFFICIENCY models. BlueEFFICIENCY comprises a package of fuel-economy enhancement measures that are being applied in all Mercedes-Benz model series. These measures involve the optimization of weight, aerodynamics, roll resistance, energy management, and drive systems. A- and B-Class models equipped with start-stop technology are already available, as is a natural-gas version of the B-Class. The hot-selling C 180 KOMPRESSOR and C 200 CDI models can now also be purchased as BlueEFFICIENCY versions. The new C 250 CDI BlueEFFICIENCY, which was launched in the fall of 2008 and is equipped with a new four-cylinder diesel engine, combines driving pleasure with outstanding efficiency. With fuel consumption of only 5.2 liters of diesel per 100 kilometers and carbon-dioxide emissions of 138 grams per kilometer, the model offers the performance of a conventional six-cylinder engine but with much lower fuel consumption. And in October 2008, Mercedes-Benz launched the fuel-efficient C350 CGI BlueEFFICIENCY with the world's first gasoline engine with direct fuel injection. This new technology makes the car 14% more fuel efficient than the C 350 with conventional fuel injection. In December 2008, Mercedes-Benz then launched the first-ever



The Mercedes-Benz GLK offers cultivated driving, dynamism and safety in a compact SUV format.

luxury-segment BlueEFFICIENCY model in the form of the S 320 CDI. This sedan consumes 7.6 liters of fuel per 100 km - better than any other model in its segment. Our S 400 BlueHYBRID, which we unveiled in September 2008, will be the world's most fuel-efficient gasoline-powered luxury sedan (7.9 liters per 100 km and 186 g CO_2 per km) when it is launched in mid-2009. Mercedes-Benz launched second-generation BLUETEC technology in the United States in October 2008: The SUVs from the ML-, R- and GL-Class feature the world's cleanest diesel technology, enabling them to meet the stringent BIN5 emission standard in the US and making them eligible for registration in all 50 states. BlueEFFICIENCY diesel models will be launched in Europe as of autumn 2009 (see page 106).

Production start of new four-cylinder engines. In October 2008, we started production of an all-new four-cylinder Mercedes-Benz diesel engine at the Untertürkheim and Kölleda plants. A total of 500,000 of the new four-cylinder diesel engines will initially be manufactured each year to replace several other engines currently in use in various model series. Application in several model series is made possible by the engine's compact design and wide power range.

Two all-new models and six new model generations. The Mercedes-Benz brand extensively updated its model range in the year under review. Design and equipment were completely upgraded for the SL, SLK, and CLS series, as well as for the A-, B-, and M-Class. The most important new models launched were the GLK sport-utility vehicle and the CLC sports coupe.

More than anything else, the compact GLK stands out due to its attractive and distinctive design, while the model's AGILITY CONTROL chassis ensures an optimal balance between handling, safety, and comfort. The GLK is also equipped with the latest version of Mercedes-Benz' 4MATIC transmission, ensuring outstanding drivability both on and off road. State-of-the-art gasoline and diesel engines provide superior driving performance combined with low fuel consumption and emissions. As of April 2009, the GLK will also be available with Mercedes-Benz's new, extremely fuel-efficient four-cylinder diesel engine. The GLK was launched in October 2008 and has met with a very positive response.

The CLC expands the Mercedes-Benz coupe family to include a model series that fulfills young customers' desire for a car offering outstanding driving experience along with typical Mercedes standards with regard to comfort and functionality. Customers are attracted by the model's distinctive design, while its innovative direct steering system ensures agile cornering and the highest levels of driving comfort.

10th anniversary of smart fortwo. On September 3, 2008, the smart brand celebrated its tenth anniversary and production of the one-millionth smart fortwo. Today, the smart fortwo is popular with customers in 37 countries on five continents. Following its successful launch in the United States in 2008, smart has now set its sights on other markets: The fortwo will be launched in Denmark, China, and São Paulo, Brazil in the first half of 2009.

With carbon dioxide emissions of only 88 g/km, the smart fortwo cdi remains the world's CO_2 champion and most fuel-efficient production car equipped with an internal combustion engine. smart fortwo models with 45 KW/61 hp and 52 KW/71 hp gasoline engines now feature an automatic start-stop system as standard equipment, which reduces fuel consumption by up to 20% in urban driving. In September 2008, we presented the second-generation smart fortwo electric drive. A limited number of the new vehicle, which is equipped with an innovative lithium-ion battery, will be produced starting at the end of 2009. Larger-scale production of the model is due to commence in 2012.

smart fortwo continues its success story. In 2008, sales of the smart brand increased significantly to 139,000 units (2007: 103,100). This positive development was due also to the great success enjoyed by the smart fortwo in the United States, where 27,600 units of the model were sold in its first year on the market. The US is now the third biggest market for smart, after Italy (34,600 units) and Germany (31,500).

New urban mobility concepts. During the year under review, we launched two pioneering projects that will help secure the future of sustainable mobility in metropolitan areas.

The first, "e-mobility Berlin," was launched by Daimler and RWE in September 2008 and is the world's largest joint project for climate-friendly electric automobiles. In addition to including all the components required for the efficient utilization of battery-electric vehicles, the project underscores Daimler's commitment to the establishment of a suitable battery-charging infrastructure. Daimler is not only contributing more than 100 electric automobiles to the project from Mercedes-Benz and smart, but is also servicing the vehicles. The first cars will be in use in Berlin at the end of 2009. RWE is responsible for developing, creating, and operating a network of charging stations. Because "e-mobility Berlin" will play an important role in helping to secure future mobility, the German government is supporting the project. Electric smarts will also be deployed in other major cities in Europe and the US, beginning in early 2010. A total of 100 smart electric cars have been on the road in customer applications in London since the end of 2007.

The second innovative project now under way is "car2go," the pilot phase of which was launched in Ulm in October 2008. The car2go project allows simple, flexible, and reasonably priced mobility with environmentally friendly vehicles. smart fortwo cars can be rented around the clock throughout the city. Billing is simple and flexible – drivers are charged only €0.19 per minute at precise minute-long intervals. Discounts are offered to customers who use the cars for longer periods of time. Plans call for the car2go project to be expanded to other cities upon completion of the pilot phase in Ulm.

Maybach continues the fascinating tradition of the open-top landaulet. At the end of 2007, Maybach presented an open-top concept car known as the Maybach Landaulet. Following an overwhelming response, the brand began manufacturing the Landaulet according to individual customers' exclusive requirements at the start of 2008. The first such vehicle was handed over to its new owner in November 2008. In total, Maybach delivered 300 luxury automobiles to its customers all over the world in 2008.

Record year for AMG. Our high-performance brand, AMG, celebrated the best year in its history in 2008, with unit sales rising by 19% to 24,200 vehicles. Despite an extremely challenging environment, AMG grew in nearly all of its markets, thereby further consolidating its leading position among high-performance automobile brands. China and Brazil are among the most important growth markets for AMG. The brand was also able to buck the trend in its German home market by selling more cars in 2008, whereby the new C 63 AMG and the completely revised SL 63 AMG made a major contribution to this success.

Competitiveness improved by further efficiency gains in production. Striving for continuous improvement substantially contributes to the goal of safeguarding the Mercedes-Benz Cars division's long-term competitiveness. We are therefore moving ahead with our efficiency-enhancement measures, even during phases featuring lower production volumes. As expressed in hours per vehicle (HPV), productivity at Mercedes-Benz Cars improved by a further 8% in 2008, following an improvement of 10% in 2007. Gradual implementation of the Mercedes-Benz modular system is

Into a green future with electric drive: the smart ed is part of the "e-mobility Berlin" project.


BB S 6028

making it possible to produce designs that are more production-focused, while also achieving additional material cost savings and further reducing the expenditure associated with quality issues and goodwill payments.

Sindelfingen receives awards for production quality and efficiency. The extensive initiatives we have launched to improve quality are paying off. Our Sindelfingen plant, for example, received several awards in the year under review: J.D. Power & Associates presented the plant with its Platinum Award for best plant quality worldwide, while the German industry publication *Produktion* named Sindelfingen "Factory of the Year" for its outstanding quality and efficiency in C-Class production. J.D. Power also presented two Mercedes-Benz models - the E-Class and the CLK-Class - with its Gold Award for top initial quality.

New plant to be built in Hungary. In June 2008, Daimler made the decision to build an new plant in Kecskemét, Hungary. The facility will help ensure the sustained profitable expansion of the Mercedes-Benz compact-segment product range from two to four models. Plans call for the Kecskemét facility to begin manufacturing two models of the A-Class and B-Class successor generations in 2012 in a production network involving the Rastatt plant. Investment in the project will total approximately €800 million.

Key brand pledge of "Appreciation." We bring to life our brand pledge of "Appreciation" in our dealings with customers every day - and our success is reflected in our customer satisfaction ratings around the world and the outstanding results we have achieved in numerous service-center evaluations. In 2008, for example, respected publications such as ADAC Motorwelt, Autobild and Autozeitung confirmed that we have the best passenger car service centers in Germany.

Formula One world champion. Team Vodafone McLaren Mercedes team won the Formula One Drivers' Championship with Lewis Hamilton in the fourth world title for the McLaren-Mercedes partnership. Lewis Hamilton finished first in five of the 18 races and won the title by just one point in the last race of an extremely exciting season, becoming the youngest champion in Formula One history. The Vodafone McLaren Mercedes team was vice world champion in the Constructors' Championship. Once again, the reliable and powerful Mercedes-Benz Formula One engine made a vital contribution to this success - the result of our engineers' continuous hard work. And the Mercedes-Benz Bank/AMG Mercedes team won the Teams' Classification in the 2008 German Touring Car Championships (DTM), while finishing second in the Drivers' Classification.

Unit sales in 2008 [1]

		1,000 units	08/07 % change
Mercedes-Benz		1,126	-5
thereof	A/B-Class	250	-9
	C/CLK/SLK-Class	448	+16
	E/CLS-Class	173	-25
	S/CL/SL-Class/SLR/Maybach	93	-13
	M/R/GL/GLK/G-Class	161	-11
smart		139	+35
Mercedes-Benz Cars [2]		1,273	-2
thereof	Western Europe	733	-6
	thereof Germany	332	-3
	NAFTA	282	+2
	thereof United States	251	-0
	Asia/Pacific	159	+14
	thereof Japan	37	-20

1 Group sales (including leased vehicles)
2 The figure for 2008 includes 8,200 Mitsubishi vehicles manufactured and/or sold in South Africa.

The new Mercedes-Benz E-Class offers comprehensive safety, maximum comfort and up to 23 percent better fuel consumption.


S OZ 1025

Daimler Trucks. Unit sales up slightly despite shrinking core markets. Driver of innovation for safety and the environment. EBIT lower than in prior year at €1.6 billion.

	2008	2007	08/07
Amounts in millions of €			% change
EBIT	**1,607**	2,121	-24
Revenue	**28,572**	28,466	+0
Return on sales	**5.6%**	7.5%	.
Investment in property, plant and equipment	**991**	766	+29
Research and development expenditure	**1,056**	1,047	+1
of which capitalized	**326**	283	+15
Production	**472,942**	468,967	+1
Unit sales	**472,074**	467,667	+1
Employees (December 31)	**79,415**	80,067	-1

Slight increases in unit sales and revenues. With sales of 472,100 vehicles (2007: 467,700) and revenue of €28.6 billion (2007: €28.5 billion), Daimler Trucks was once again the world's largest manufacturer of medium and heavy-duty trucks in 2008. Daimler Trucks' overall increase in unit sales of 1% was primarily the result of higher volumes in Brazil, Indonesia and the Middle East. However, extremely difficult market conditions caused sales to decline in the United States, Canada, and Japan. EBIT was lower than in the prior year, mainly due to charges relating to the repositioning of Daimler Trucks North America and the difficult economic situation (see page 54).

Positive business development at Trucks Europe/Latin America. With its Mercedes-Benz Actros, Axor and Atego models, the Trucks Europe/Latin America business unit supplies medium-duty and heavy-duty trucks for long-distance haulage, local deliveries, and construction applications. The product range is rounded off by Econic, Zetros and Unimog special-purpose vehicles, which are primarily used by municipal authorities.

The business unit once again increased its unit sales in the year under review: by 6% to a total of 170,100 vehicles, thereby achieving a new sales record. The positive sales development is particularly a reflection of the continuing market success of the Actros and the Axor. However, the volume of orders received was significantly lower than in 2007, partially due to the increasingly difficult economic situation in the second half of the year.

Unit sales in Europe decreased slightly by 2% to 101,800 vehicles. Of this figure, 40,200 trucks were sold in Germany (+0.5%), where Mercedes-Benz maintained its market leadership in the medium and heavy-duty segment with a market share of 39.6%. Unit sales in the Middle East increased by 90% to 11,300 vehicles.

A new sales record of 43,400 vehicles (2007: 38,100) was also achieved in Latin America, due to very favorable business developments in Brazil. However, capacity bottlenecks caused Mercedes-Benz's share of the heavy-duty truck market to decline slightly in Brazil to 27.6% (2007: 29.1%).

A particular highlight for Daimler Trucks in 2008 was the unveiling of the third-generation Mercedes-Benz Actros, which is the world's first truck for long-distance haulage to be fitted with automated transmission as standard. A few weeks after its premiere in March 2008, the market-leading truck was already entered in the *Guinness Book of World Records* as the world's most fuel-efficient series-produced truck and world champion for low CO_2 emissions following a test drive in Nardo, southern Italy. At the IAA Commercial Vehicles show in Hanover, automotive journalists from 21 European countries honored the Mercedes-Benz Actros for its numerous innovations and improvements in the areas of fuel efficiency, environmental friendliness, safety, and comfort, and once again voted it the Truck of the Year. Actros construction vehicles, which are specifically designed for use on building sites, celebrated their world premiere at the international motor show IAA Commercial Vehicles.

Renewed decrease in unit sales in the NAFTA region. Daimler Trucks is the leading truck supplier also in North America. Our Freightliner brand mainly supplies trucks for long-distance haulage, while Western Star covers the segment of premium heavy-duty trucks for long-distance haulage and construction applications. In addition, Daimler Trucks North America produces school buses of the Thomas Built Buses brand.



The new Actros Construction with PowerShift Offroad: robust, powerful, economical and comfortable.

In October, Daimler Trucks North America presented a comprehensive plan for the optimization and repositioning of its business operations. One aspect of the plan is the discontinuation of the Sterling production range as of March 2009 in order to concentrate our development and distribution resources on the Freightliner and Western Star brands. That will allow us to create more innovations to promote safety, environmental friendliness and customer utility, so that we can sustainably consolidate Daimler Trucks' leading position in the North American commercial vehicle market. Beginning in 2011, these measures should improve earnings by US $900 million a year.

The market recovery that was originally expected for the NAFTA region in the second half of 2008 did not materialize. Instead, the financial crisis and the subsequent economic slowdown led to further market contraction. As a result of this difficult market environment, unit sales by the Trucks NAFTA unit decreased by 12% to 104,300 vehicles in the year under review. With a market share for Class 8 trucks of 30.9%, we managed to maintain our market leadership in the NAFTA region. Our strong market position for heavy-duty trucks is primarily based on the success of the Freightliner Cascadia. The Cascadia is one of the most high-performing, economical and driver-friendly semitrailer trucks on the US market. In the medium-duty segment, the business unit captured a 20.7% share of the NAFTA market.

In 2008, Daimler Trucks also recorded major successes in the NAFTA region with regard to its Shaping Future Transportation initiative. As part of its fleet expansion, the US parcel delivery company, UPS, awarded Freightliner the biggest contract to date for commercial vehicles using alternative drive systems and fuels. Beginning in 2009, the 200 hybrid vehicles and 300 natural-gas-powered trucks will help ensure that UPS can continue to serve its customers reliably in an environmentally friendly and fuel-efficient manner. In California, the ports of Long Beach and Los Angeles have ordered more than 230 natural-gas-powered trucks from Daimler Trucks North America. This is an important step in the state-supported "Clean Truck Program" for replacing older, high-emission vehicles.

Surge in unit sales at Trucks Asia. Trucks Asia, with its Mitsubishi Fuso brand, is the second-largest manufacturer of light, medium, and heavy-duty trucks in Japan. Mitsubishi Fuso also covers the entire spectrum of buses, ranging from urban transport buses to luxury travel coaches.

In the year under review, Trucks Asia's record unit sales of 197,700 trucks and buses were 5% higher than in the prior year. Further sales growth was posted in Indonesia, the Middle East, Eastern Europe and Turkey. Trucks Asia continues to be the market leader for light-duty trucks in Indonesia and Taiwan. Unit sales developed negatively in Japan and the United States, where difficult economic conditions made it impossible to match the prior year's sales level.

Mitsubishi Fuso's Super Great heavy-duty truck is one of Japan's most innovative trucks with regard to safety technology. In May 2008, Mitsubishi Fuso presented the Safety Truck, which is based on the latest Super Great model. This heavy-duty truck impressively demonstrates how advanced technology can improve the safety standards of commercial vehicles.

The development of hybrid vehicles is playing an increasingly important role for Daimler Trucks, which is why the establishment of the Global Hybrid Center at Mitsubishi Fuso Trucks and Bus Corporation (MFTBC) during the year under review marks a milestone on the path toward creating ever cleaner and more efficient hybrid vehicles. The Global Hybrid Center will synchronize Daimler Trucks' activities for the development of hybrid systems and give them a global orientation (see pages 107 ff).

The Fuso Canter, which was launched in Europe in summer 2006, continued its success in the year under review. In October 2008, the 150,000th Fuso Canter rolled off the assembly line in Tramagal, Portugal. And in August, we launched Europe's largest fleet test of hybrid trucks, for which we supplied ten Fuso Canter Eco Hybrids to selected customers in London. The aim of this three-year test is to gain new insights from customers' experience of the 7.5-ton hybrid truck in Europe, while demonstrating the diesel-electric hybrid drive's high level of efficiency.

Consistent implementation of Global Excellence program. Since 2005, Daimler Trucks has supported its strategic focus with the four initiatives of its Global Excellence optimization program. The improvements made to date are based primarily on the successful implementation of initiatives titled "Management of Cycles" and "Operational Excellence." The instruments introduced in the past to increase the flexibility of our plants (e.g. working-time accounts, temporary workers, and the arrangement of processes and facilities to handle varying production volumes) helped us to adjust production to declining demand, particularly in the fourth quarter.

As was announced in the prior year, our Global Excellence program focused in 2008 on the implementation of the two initiatives, "Growth and Market Penetration" and "Future Product Generations and Technologies." A key component in the further expansion of Daimler Trucks' strong global presence as the world's largest truck manufacturer is the penetration of new markets with above-average growth opportunities such as India, China, and Russia.

Important milestones of this initiative were the Indian authorities' approval in March 2008 of Daimler Hero Commercial Vehicles Ltd., a joint venture between Daimler Trucks and the Indian company Hero Group, as well as the decision made in July to establish a new production facility in Chennai.

In August 2008, a letter of intent was signed on the planned 50:50 joint venture between Beiqi Foton Motor Co. and Daimler AG for the joint production of heavy and medium-duty commercial vehicles in China. The agreement is subject to the approval of various government authorities.

The US flagship Freightliner Cascadia: equipped with the new Heavy Duty Engine Platform, this truck concept sets new standards.



In December 2008, Daimler AG entered into a strategic partnership with Russian truck manufacturer Kamaz and secured a 10% equity interest in the company. Daimler agreed to pay US $250 million in December 2008 and to make a one-time payment of up to US $50 million in 2012 if the business development of Kamaz is sufficiently positive. The cooperation with Kamaz will enable Daimler Trucks to enter the Russian volume market, which is one of the world's largest regional truck markets with total sales of approximately 150,000 vehicles weighing over 6 tons in 2008.

Shaping Future Transportation. In its Shaping Future Transportation initiative launched at the end of 2007, Daimler is forging ahead with measures for significant reductions in fuel consumption as well as CO_2 and pollutant emissions (see pages 107 ff). In 2008, BlueTec diesel technology once again demonstrated the fuel-saving potential of conventional diesel engines. These vehicles already comply with the EU's Euro 4 and Euro 5 emission limits.

Hybrid technologies will play a key role in the development of future drive systems. We demonstrated our expertise in this area at the IAA Commercial Vehicles show in September 2008. An all-new development exhibited at the show was the Mercedes-Benz Axor BlueTec Hybrid, which is a prototype of a hybrid-drive long-haulage truck. Other new developments include the Econic BlueTec Hybrid, a vehicle approaching the production stage that features a parallel hybrid system, and the Econic NGT Hybrid. The latter is a unique concept vehicle that combines natural-gas drive meeting Europe's strict EEV (Enhanced Environmentally Friendly Vehicle) emission limits with an electric motor. Another vehicle that was presented at the IAA was the Atego BlueTec Hybrid with 11.99 metric tons gross vehicle weight.

As is the case with environmental protection, Daimler is also a pioneer when it comes to safety, the area in which it pursues the vision of accident-free driving. Commercial vehicles play a key role in this regard and are already a driving force for innovation. The capabilities of safety systems were demonstrated by a large-scale fleet test of 1,000 Mercedes-Benz Actros semitrailer trucks as well as by findings from extensive analyses of road accidents, which showed that around half of all serious truck accidents on highways could be avoided.

Daimler Trucks unit sales in 2008[1]

	1,000 units	08/07 % change
Total	472	+1
Western Europe	87	-1
thereof Germany	42	+1
United Kingdom	8	+10
France	11	+0
Italy	4	-19
NAFTA	97	-15
thereof United States	78	-18
Latin America (excluding Mexico)	59	+11
thereof Brazil	34	+23
Asia	156	+9
thereof Japan	42	-22

1 Group sales (including leased vehicles)

Europe's biggest fleet test with Fuso Canter Eco Hybrid trucks started in London in August 2008.


FUSO

Daimler Financial Services. Strategic focus on efficiency. New organization for US business. Start of financial services business in Romania. EBIT of €0.7 billion higher than prior-year level.

	2008	2007	08/07
Amounts in millions of €			% change
EBIT	**677**	630	+7
Revenue	**9,282**	8,711	+7
New business	**29,514**	27,611	+7
Contract volume	**63,353**	59,143	+7
Investment in property, plant and equipment	**41**	29	+41
Employees (December 31)	**7,116**	6,743	+6

Positive business progress in a difficult environment. The business of Daimler Financial Services developed positively during the year under review. Worldwide contract volume of €63.4 billion was 7% above the level attained in the prior year. Several companies were consolidated for the first time during 2008, most of them in Asia and Eastern Europe. Without this effect and adjusted for exchange rate effects, contract volume increased by 5%. New business increased by 7% compared with 2007 to a volume of €29.5 billion; the adjusted increase amounted to 6%. EBIT of €677 million was at above the level achieved in the prior year (see page 54).

Intensified risk management. With regard to the financial and economic crisis, Daimler Financial Services took countermeasures at an early stage to minimize the risks of potential credit defaults. Collection management was intensified and our instruments for controlling risks are regularly adapted to market conditions. Daimler Financial Services measures the success of its operations with the use of risk-adjusted return on equity.

Focused strategy for Daimler Financial Services. After the sale of Chrysler Financial reduced economies of scale, the Daimler Financial Services division started its "Captive #1" strategic program in 2008 with the aim of achieving further profitable growth and improving both efficiency and effectiveness. To these ends, the division's worldwide sales and marketing activities are being optimized, business operations are being combined and the efficiency of the functional departments is being enhanced.

Once again last year, Daimler Financial Services was awarded leading positions in various independent studies of dealer and customer satisfaction, for example in Germany, the United States and the United Kingdom.

Stable development in the region Europe, Africa & Asia/Pacific. There was a very stable development of business in the region Europe, Africa & Asia/Pacific in the year 2008. Contract volume increased by 9% to €37.7 billion; adjusted for exchange rate and consolidation effects, the increase was 6%. New business of €19.6 billion was 9% higher than in the prior year. Growth was particularly strong in Russia and China.

Daimler Financial Services commenced business in Romania in September, thus continuing our expansion in Central and Eastern Europe, where we are already one of the leading captive financial services providers. After Russia and Ukraine, Romania is the region's most important vehicle market. With the new financial services business in Romania, Daimler Financial Services now promotes the sale of our vehicle brands locally. The company provides private and commercial customers with loans, leasing, insurance and dealer financing.

In Germany, Mercedes-Benz Bank continued its successful business development and expanded its contract volume by 4% to €17.2 billion. Customers' deposits invested with the bank rose significantly by 47% to €6.0 billion. In April, Mercedes-Benz Bank successfully launched the product "Privat-Leasing Plus," a new mobility package. By the end of the year, approximately 5,400 contracts had been concluded for the new product, which comprises a leasing agreement with an option to buy as well as auto insurance and a service card for processing any damage claims. During the year 2008, Mercedes-Benz Bank opened its first European branch in Spain. Since then, Spanish dealers have been able to profit from the bank's favorable conditions for their floorplan financing.

Daimler Financial Services further expanded its business volume in the Asia/Pacific region last year. Financial services for Mitsubishi Fuso vehicles, which the division has provided since 2006 under the brand FUSO Financial, developed very successfully, especially in Japan, Australia and Thailand. In these three markets, contract volume for Mitsubishi Fuso vehicles amounted to €402 million at the end of 2008, representing a dynamic growth rate of 96%. Contract volume in China amounted to €329 million at the end the year, representing an increase of 159% compared with a year earlier.



Tailored services packages and excellent advice are the key to high levels of customer satisfaction.

New organization of business in North America. Contract volume in the Americas region grew by 4% to €25.6 billion. Adjusted for exchange rate effects, the increase was 3%. New business of €10 billion was 2% above the prior-year level. Contract volume in the Central and South American markets of Mexico, Brazil and Argentina increased by 13% to reach €2.4 billion at the end of 2008.

At the beginning of the year, the split from the North American business of Chrysler Financial was completed with the separation of IT systems. In the second half of the year, the main focus was on the efficient reorganization of the division's business operations in North America. To achieve this goal, decentralized functions previously located in California, Florida, New Jersey and Illinois were brought together in a new Operations Center in Dallas, Texas, which was opened in October. More than 600,000 customers in the United States will be supported from this center in the future. A total of approximately 650 employees work at the new Operations Center for Mercedes-Benz Financial and Daimler Truck Financial.

Daimler Financial Services received a major order from the ports of Long Beach and Los Angeles during the year under review. The Truck Financial unit provided financing for environmentally friendly commercial vehicles for the ports' Clean Truck Program. Within five years, a total of 16,800 vehicles are to be replaced with fuel-efficient and low-emission trucks. The goal is to reduce air pollution in the area of the two major ports by 80%. The financing volume for Daimler Truck Financial includes approximately 8,000 vehicles.

Expansion of worldwide insurance business. The Insurance Services unit continued its very positive development during 2008, brokering more than 660,000 auto insurance policies around the world. The insurance business was additionally launched in Denmark, Romania, Slovakia and Turkey. Furthermore, new policies for gap insurance, payment protection, commercial vehicle insurance and packages combining leasing or financing with insurance and maintenance contracts were launched in numerous markets.

Good business with commercial customers. Daimler Financial Services reorganized its business with commercial customers in 2008. The goal is to acquire and retain above all small and medium-sized fleets with high potential for sales of Daimler Group vehicles with full-service solutions. In close cooperation with Mercedes-Benz Cars, Daimler Financial Services provides complete service packages – from the sale of vehicles to financing and leasing services and automotive services such as repairs and maintenance, tires or fuel-card management. These packages are designed for individual commercial customers as well as international corporate clients.

Successful operation of Toll Collect road-charging system. The toll system for trucks using German highways continued its smooth operation. During the reporting year, 27.6 billion truck-kilometers were recorded and charged by the system. Daimler Financial Services holds a 45% equity interest in the Toll Collect concession company.

Vans, Buses, Other. High numbers of vans sold. Record unit sales of buses. EBIT of minus €1.2 billion (2007: plus €2.0 billion).

	2008	2007	08/07
Amounts in millions of €			% change
EBIT	**(1,239)**	1,956	.
Revenue	**14,970**	14,123	+6
thereof Vans	**9,479**	9,341	+1
thereof Buses	**4,808**	4,350	+11
Investment in property, plant and equipment	**270**	241	+12
Research and development expenditure	**392**	368	+7
of which capitalized	**1**	2	-50
Production Vans	**296,492**	289,649	+2
Production Buses	**42,106**	38,188	+10
Unit sales Vans	**287,198**	289,073	-1
Unit sales Buses	**40,591**	39,049	+4
Employees (December 31)	**40,255**	39,968	+1

The Vans, Buses, Other segment essentially comprises the Mercedes-Benz Vans and Daimler Buses business units and our equity interests of 22.5% in the European Aeronautic Defence and Space Company (EADS), 19.9% in Chrysler Holding LLC and 28.4% in Tognum AG. These holdings are included in the Vans, Buses, Other segment using the equity method with a three month delay.

Revenue for the Vans, Buses, Other segment rose by 6% to €15.0 billion, largely as a result of higher unit sales of Daimler buses. EBIT for the segment was minus €1,239 million (2007: plus €1,956 million). Mercedes-Benz Vans and Daimler Buses achieved EBIT of €818 million (2007: €571 million) and €406 million (2007: €308 million) respectively (see page 54).

Mercedes-Benz Vans

Slight decrease in unit sales compared to 2007. Despite the difficult market environment in the second half of 2008 caused by the financial crisis, in the year under review Mercedes-Benz Vans almost reached the record level it set in 2007. However, the 287,200 vehicles sold worldwide (2007: 289,100) represent by far the second-best level of van sales ever achieved by the unit. Significant growth in individual markets such as the United Kingdom and Eastern Europe were more than offset by falling unit sales in other markets such as Spain and the NAFTA countries.

The first half of 2008 was extremely positive for Mercedes-Benz Vans: A record number of 147,300 vehicles were sold, which was 9% more than in the prior year. Thanks to the high demand in the first few months of the year, the plants in Düsseldorf, Ludwigsfelde, and Vitoria were operating at the limits of their capacity. During this period, the Vans segment benefited from very dynamic markets in the Eastern European countries and solid demand in the markets of Western Europe. However, in the second half of the year, the effects of the financial crisis noticeably dampened growth and customer demand. But in spite of the difficult market environment, we increased our market share in the segment for mid-sized and large vans in Western Europe from 16.3% to 17.1%, thereby enhancing our leading position in the region.

Outstanding products impress experts and customers alike. Mercedes-Benz vans demonstrated their popularity by receiving numerous awards once again in 2008. The Sprinter was again selected CEP Van of the Year in its class of vehicles weighing up to 3.5 tons. A jury composed of 30 experts from the CEP (courier, express, and parcel delivery) segment based its decision on criteria such as economy, functionality and vehicle handling. In the same competition, the Mercedes-Benz Vito was the third-time winner in the class of vans weighing up to 2.8 tons. The Mercedes-Benz Sprinter also took first place in the competition for Commercial Vehicle of the Year, underscoring its tremendous popularity with customers.

Daimler Buses

New record for unit sales. Daimler Buses once again increased its unit sales in 2008, selling 40,600 buses and chassis from the Mercedes-Benz, Setra and Orion brands (2007: 39,000). The business unit thus successfully defended its worldwide market leadership in the segment of buses weighing over 8 tons in all of its core markets. In the bus business in Europe, Daimler Buses scarcely felt the effects of the global financial and economic crisis in 2008 and sold 10,100 units, substantially increasing its unit sales (+11%). Our European market share therefore increased from 20.7% to 22.5%. Although the Latin American market declined sharply, particularly in the last quarter of 2008, Daimler Buses was able to maintain its unit sales at the high level of 19,500 units (2007: 20,100). In the NAFTA region, 7,000 units were sold, representing a 15% increase over the volume attained in 2007.

Success at IAA Commercial Vehicles 2008. The 62nd International Motor Show (IAA) for Commercial Vehicles was once again a very successful event for Daimler Buses. A highlight at the IAA was the newly introduced Active Brake Assist system in the current Mercedes-Benz Travego and the Setra TopClass 400. In addition, the Mercedes-Benz Citaro G BlueTec Hybrid was presented; Daimler Buses is working hard to launch this vehicle on the market in the near future.

Opening of new spare-parts logistics center. At the beginning of 2008, the new spare-parts logistics center in Neu-Ulm was opened to supply the worldwide service organization with bus-specific spare parts. The center's new warehouse management system will significantly improve spare-part availability and customer service.

Market launch in India. In India, Daimler Buses now cooperates with Sutlej Motors on the production and distribution of buses. As the first joint project, a new Mercedes-Benz intercity luxury coach was launched in India in September 2008. Our local partner will manufacture the vehicle body for the chassis delivered by Mercedes-Benz. Through this joint venture, Daimler Buses is entering an important growth market in Asia.

Chrysler

Start of negotiations with Cerberus. In 2008, Chrysler LLC sold 2,010,800 vehicles of the Chrysler, Dodge, and Jeep brands worldwide (2007: 2,679,200).

Since mid-2008, Daimler has been conducting talks with Cerberus Capital Management concerning the sale of its 19.9% share in Chrysler Holding LLC. These talks had not yet been concluded at the time this report went to print at the end of February 2009.

EADS

Positive business developments in spite of negative factors. EADS reported positive business developments overall in 2008. Airbus and Eurocopter made a major contribution in this regard, but the Astrium and Defence & Security Systems divisions were also very successful in their respective market segments. Negative factors affecting business were the weakness of the US dollar and challenges related to the A400M program. EADS will publish its results for the 2008 financial year on March 10, 2009.

Record level of deliveries. In 2008, Airbus received orders for 777 new aircraft (2007: 1,341) and delivered the new record number of 483 planes to its customers, 12 of which were Airbus A380. By December 31, 2008, the company's order backlog had risen to 3,715 commercial aircraft (2007: 3,421).

Tognum

Daimler acquires a stake in Tognum. In 2008, Daimler acquired a 28.4% equity interest in Tognum AG for a total price of €702 million. With its Engines and Onsite Energy & Components divisions, the Tognum Group is one of the leading global suppliers of high-speed diesel engines and complete propulsion systems for ships and heavy land and rail vehicles, as well as industrial drive systems and decentralized energy systems.

Further growth in orders received and revenue. Tognum posted increases in orders received as well as revenue in 2008. Both of the company's divisions contributed to these positive developments. Tognum will publish its final figures for the year 2008 on March 26, 2009.

Bus of the Year 2009: The Setra S 415 NF performs extremely well in terms of practicality, workmanship, ideas and economy.


SETRA

We take a holistic approach to the issue of **sustainability**. Our business operations are therefore inseparable from our social and ecological responsibility: We can only convince our customers with the lasting excellence of our products when we combine economic success with social concerns and effective environmental protection. So our actions are always based on the principle of **sustainability** – no matter where in the world Daimler researches, develops, purchases, produces or sells.



Sustainability

104 - 105
Sustainability at Daimler

- Establishment of Corporate Sustainability Board
- Intensive dialogue with stakeholder groups
- Expanded provision of information

106 - 109
Innovation, Safety and the Environment

- €4.4 billion invested in research and development
- Progress along the path to sustainable mobility
- Innovations for greater safety
- A holistic approach to reducing all emissions

110 - 111
Human Resources

- Highly flexible employee deployment
- Expansion of our diversity management activities
- International CAReer program secures recruitment and retention of high-potentials
- Approximately 9,600 apprenticeships worldwide

112 - 113
Social Responsibility

- Support for charitable institutions and projects
- Promotion of science and education
- Focus on fostering intercultural understanding

Further information on the issue of sustainability can be found in "360 DEGREES SUSTAINABILITY MAGAZINE" and "360 DEGREES SUSTAINABILITY FACTS," which can be ordered or downloaded at www.daimler.com/sustainability.

Sustainability at Daimler. Establishment of Corporate Sustainability Board. Intensive dialogue with stakeholder groups. Expanded provision of information.

Corporate Sustainability Board established. In 2008, the Daimler Board of Management established the Corporate Sustainability Board and the supporting Corporate Sustainability Office. With this step, we have consolidated sustainability management throughout the Group and firmly anchored it in our organization in line with its growing importance. The Corporate Sustainability Board reports directly to the Chairman of the Board of Management and is chaired by the Board of Management Member for Corporate Development. It coordinates important sustainability measures throughout the company and supports the operating units with their implementation. The Corporate Sustainability Board networks existing management structures and sustainability committees such as the Group Environmental Protection unit and the Global Diversity Office. It enables us to better control our sustainability activities strategically and operationally from Board of Management level all the way down to the individual employees.

To structure its activities, the Corporate Sustainability Board has defined nine key areas, including climate protection, vehicle safety, compliance, employee responsibility, stakeholder dialog, and community relations. Moreover, the Corporate Sustainability Board strives to continuously improve the communication of sustainability issues.

Sustainability as a management principle. Sustainability, diversity and social responsibility are formulated in our Management Principles and are taken into account in the annual target-agreement processes with our executives. All Daimler executives are called upon to act in a sustainable manner, which should also be reflected in their individual targets. Sustainability, diversity, and social responsibility also have a firm place in the code of conduct set out in our Leadership Competencies. According to this code of conduct, managers should:

- act with a sense of responsibility toward society, the environment and all of the key stakeholders;
- display and demand responsible and ethically correct behavior;
- and actively promote the inclusion of different points of view and create added value through diversity.

Magdeburg Environmental Forum. At the fifth Magdeburg Environmental Forum in July 2008, which was entitled "Sustainable Mobility – The Post-2012 CO_2 Agenda," approximately 250 high-caliber representatives from the worlds of business, science, politics and NGOs discussed solutions for the road traffic of the future. The joint organizers of the conference, Daimler and the United Nations Environment Program (UNEP), expanded the Memorandum of Understanding they signed in 2005 in order to strengthen their shared commitment to zero-emission driving and the provision of the sustainable electricity and hydrogen infrastructure that will be needed.

Dialogue with interest groups. Daimler's Sustainability Dialogue, which was created in 2008 by the Sustainability Board, is a tool for deepening and systematizing the exchange of ideas with interest groups at national and international levels. Representatives of all the important stakeholder groups are invited to this day of discussions, which is held annually. The first Sustainability Dialogue, which was held in Stuttgart with approximately 60 participants on November 4, 2008, was very well received.

Sustainability governance structure


Board of Management
Daimler Trucks
Human Resources
Corporate Development
Chairman of the Board Head of Mercedes-Benz Cars
Corporate Research & Development
Finance & Controlling
Sustainability Office – meetings 8 times/year
Sustainability Board – meetings 4 times/year
Legal & Compliance
Human Resources
Global Procurement
Public Policy and External Affairs
Corporate Development/ Strategy (chair)
Investor Relations
Communi-cations
Corporate Research & Environmental Protection
Integration of existing bodies:
- Business Practice Committee
- Corporate Environmental Protection
- Global Diversity Council
Topical integration of business units:
- Mercedes-Benz Cars
- Daimler Trucks
- Vans, Buses, Other
- Daimler Financial Services
Integration of relevant sectors:
- Development
- Global Service & Parts
- Sales & Marketing
- Production
- Global Diversity Office

Sustainability guideline for suppliers. In order to communicate its sustainability targets along the supply chain, Daimler established the "Daimler AG Supplier Sustainability Guidelines" in 2008. These guidelines are based on the standards of the International Labour Organization (ILO) and the principles of the United Nations Global Compact. Daimler's direct suppliers are expressly called upon to implement the terms of the guidelines within their companies and with regard to their business partners, and in turn also to demand compliance with them.

Daimler remains in DJSI World. Daimler was once again listed in the Dow Jones Sustainability World Index (DJSI) in 2008, making Daimler one of the world's top five automotive companies in terms of sustainability. Inclusion in the DJSI is based on an analysis of a company's sustainability performance carried out by the independent Swiss company, Sustainable Asset Management (SAM).

First Daimler Sustainability Newsletter published. In July 2008, we published the first issue of the Sustainability Newsletter, which primarily addresses persons in business, politics, and society who deal with sustainability issues. This publication now appears regularly and supplements Daimler's annual sustainability report. It provides information on the Group's activities in the area of sustainability, explains the latest trends in the sector, and provides background information.

Sustainability report available in print and on the Internet. In 2008, Daimler published its fourth annual integrated sustainability report. The report complies with the guidelines set by the Global Reporting Initiative (GRI) and, as in previous years, consists of the following three parts:
- the report "360 DEGREES – MAGAZINE on Sustainability" with feature articles;
- the report "360 DEGREES – FACTS on Sustainability," which uses data and statistics to provide an overview of the company's sustainability activities in the past business year;
- and the online presentation, which rounds off this coverage with in-depth information.

The new sustainability report will be available as of April 2009. You can find comprehensive information on the topic of sustainability on Daimler's website at www.daimler/com/sustainability.

Innovation, Safety and the Environment. €4.4 billion invested in research and development. Progress along the path to sustainable mobility. Innovations for greater safety. A holistic approach to reducing all emissions.

A tradition of innovation. The founders of our company, Gottlieb Daimler and Carl Benz, ushered in the age of the automobile with their pioneering inventions. Ever since then, our company has set world standards again and again through its countless innovations. We will continue to do so also in the future. Our researchers anticipate trends, customers' wishes and the requirements of tomorrow's mobility, while our development engineers implement these ideas in products that are ready for series production.

Research and development play a key role at Daimler; we invested a total of €4.4 billion in research and development in 2008 (2007: €4.1 billion). At the end of 2008, some 18,900 men and women were employed at Corporate Research and the development departments of Mercedes-Benz Cars, Daimler Trucks, Mercedes-Benz Vans, and Daimler Buses (2007: 18,000). The Group's innovative power is demonstrated by our 2,400 inventions registered in 2008, which resulted in more than 1,800 patent applications. Daimler has a total of nearly 22,000 patents and a broad spectrum of trade marks and protected designs.

Impressive solutions for safe, customized, and sustainable mobility. For our research and development work, we have defined three main areas whose interaction promises to yield impressive solutions for safe and sustainable future mobility:

- **Personalization.** Mobility needs are becoming increasingly diverse and personal. We offer our customers products that, depending on their use and demand profiles, are optimally tuned to meet their personal requirements. This is why we are developing customer-oriented vehicle concepts with modular drive technologies.
- **The vision of accident-free driving.** Whether for a car, truck, bus or van – safety has always been one of our top priorities. In order to avoid accidents or to minimize their impact, we develop holistic concepts that intelligently combine active and passive safety and assistance systems (see page 108).
- **Sustainable mobility.** On the road to a future-oriented mobility that is friendly to human beings and the environment, we are working on numerous key measures. Our aim is to make our products as environmentally compatible as possible and in particular to continue effectively reducing fuel consumption and all of the relevant emissions throughout a vehicle's entire lifecycle.

Roadmap to sustainable mobility. We believe that the most promising route to the sustainable mobility of the future is the needs-based use of intelligent modular technologies. Such technologies will enable us to respond to the individual needs of our customers and to develop customized solutions. The diverse requirements to be fulfilled by the mobility of the future will result in varying solutions, depending on whether individual mobility is required in long-distance transport, regional transport or city traffic. For driving in congested urban areas, the development of electric vehicles is becoming increasingly significant. We therefore assume that in the future we will have a mix of different drive systems comprising three elements. They are part of our road map toward sustainable mobility:

1. Optimization of vehicles by means of ultramodern combustion engines – for example, via downsizing, supercharging, direct fuel injection, and BLUETEC, as well as the targeted optimization of the vehicles themselves.
2. Further increases in efficiency through needs-oriented hybridization in a variety of development stages – from the start-stop function to fully electric driving. Starting in 2009, we will launch at least one new hybrid model every year, including diesel hybrids using our clean BLUETEC technology.
3. Zero-emission driving with fuel cells and battery power. Today, all-electric vehicles offer many advantages, especially in congested city centers. They are quiet and highly efficient and produce no local emissions. Daimler is currently the automaker with the world's largest fleet of fuel-cell vehicles in use with customers, as well as the largest fleet of battery-powered vehicles, which is operating in London.

In addition, we support the development, production, and distribution of clean fuels and energy sources for zero-emission driving. We believe the greatest potential for clean fuels for combustion engines lies in second-generation biofuels – biomass-to-liquid, or BTL (SunDiesel).

We are effectively implementing our roadmap to sustainable mobility through the model strategies "Road to the Future" for passenger cars and "Shaping Future Transportation" for commercial vehicles.

Road to the Future. At the Frankfurt Motor Show in 2007, as part of its "Road to the Future" initiative, Mercedes-Benz presented economical and environmentally friendly premium cars with the qualities that are typical of the brand – top levels of safety, comfort, and driving pleasure. Many of the vehicles and technologies that were presented there are already on the road today. Our engineers have developed individual modular solutions that can be used in all production series:


S PT 8223

Safety Bus: The new Mercedes-Benz Travego with Active Brake Assist and Front Collision Guard.

- BlueEFFICIENCY. Optimized weight, aerodynamics, roll resistance, energy management and drive systems reduce fuel consumption by up to 12%.
- BLUETEC. The combination of inner-engine measures to reduce emissions in addition to treatment of exhaust gases downstream from the engine makes diesel drive systems as clean as gasoline engines, especially in terms of nitrogen oxides and particulate matter.
- BLUE HYBRID. Gasoline hybrid technologies are another possibility for reducing fuel consumption – for example, starting in summer 2009 in the S 400 BlueHYBRID, the world's most fuel-efficient automobile in its class with a gasoline engine.
- BLUETEC HYBRID. Clean diesel hybrid technology currently offers the most potential for fuel savings in the top segments.
- DIESOTTO. This new combustion engine concept in the F 700 research vehicle is as economical as a diesel and as clean as a gasoline engine.
- Electric drive systems are quiet and efficient and produce no local emissions. In trials in London, 100 smart fortwo ed cars have been proving their worth since 2007.
- Fuel cells. With more than 100 test vehicles on the road (cars and commercial vehicles), which have clocked up approximately 4.2 million kilometers to date, Daimler has the world's largest and most stringently tested fleet of fuel-cell vehicles. In 2009, we will begin production of a small series of the B-Class F-CELL.
- Biofuels. Fuels such as SunDiesel (biomass-to-liquid, or BTL) are opening up further potential for reducing fuel consumption and emissions.

"Shaping Future Transportation." In line with this claim, Daimler aims to shape the future of mobility in the commercial-vehicle segment by using resources sparingly and by reducing emissions of every kind, while guaranteeing maximum traffic safety. We will do all this with the help of our "CleanDrive Technologies" - efficient, clean drive systems and alternative fuels for all vehicle classes from lightweight vans to heavy-duty trucks, and for all of our global Group brands. More than 225,000 Daimler commercial vehicles with CleanDrive Technologies are already on the road around the world. Our road map for CleanDrive Technologies for Daimler Trucks, Mercedes-Benz Vans and Daimler Buses consists of the following elements:

- Optimization of vehicles with combustion engines. An example here is provided by BLUETEC technology, which enhances the efficiency of modern diesel engines and further reduces harmful emissions by a significant degree. The Mercedes-Benz Actros, which consumes 19.44 liters of diesel per 100 kilometers, is the most fuel-efficient 40-ton semitrailer tractor.
- Improving the efficiency of drive systems with hybrid concepts. Daimler offers more commercial vehicles with hybrid drive than any other manufacturer. Whether a city bus from Mitsubishi Fuso or Orion, a walk-in van from Freightliner or a BLUETEC hybrid truck from Mercedes-Benz, all of these vehicles have already proven themselves in daily use. Daimler Buses is the world's market leader with approximately 1,700 Orion-brand buses on the road in North America, and the new-generation Mercedes-Benz Sprinter is in customer trials in Germany and the United States. The prioritized development of hybrid technologies is being pursued by our Daimler Trucks Global Hybrid Center, which was opened in August 2008 at Mitsubishi Fuso Truck and Bus Corporation (MFTBC) in Kawasaki.
- Zero-emission driving with fuel cells. Our range of fuel-cell test vehicles includes numerous commercial vehicles such as the Sprinter van and the Citaro bus.
- Alternative fuels for internal combustion engines. Take natural gas, for example: Natural-gas drive systems such as those of the Mercedes-Benz Sprinter NGT or the Citaro city bus are clean and quiet.

Breakthrough with lithium-ion batteries. One major success of our research work last year was the breakthrough with lithium-ion batteries. Daimler was the first carmaker in the world to succeed in adapting lithium-ion technology to the stringent demands of the automotive sector. This key technology will be crucial to the future success of the automotive industry. The new energy storage device is impressive compared to traditional batteries on account of its significantly higher performance despite its compact dimensions. In summer 2009, Mercedes-Benz will be the world's first automaker to launch a high-voltage lithium-ion battery in a hybrid vehicle - the S 400 BlueHYBRID. In the future, lithium-ion technology will be used not only in our hybrid vehicles but also in our battery-operated and fuel-cell vehicles. For example, the latest model of the smart fortwo ed, which will be used in the "e-mobility Berlin" project we presented jointly with RWE in September 2008, will also operate with lithium-ion batteries. A limited series of this electric smart will roll off the assembly line at the end of 2009. Daimler has applied for more than 230 patents in the field of lithium-ion technology in recent years. Together with our partner Evonik Industries AG, we will continue to forge ahead with the research, development, and production of battery cells and battery systems for automotive applications (see page 48).

The vision of accident-free driving. No other producer worldwide invests more in the development of life-saving driver assistance and safety systems. Our holistic "Real-Life-Safety" concept for passenger cars is based on the findings of accident research and goes far beyond statutory safety requirements.

Our most recent innovations, some of which will be launched in the new E-Class in March 2009, reflect our continued commitment to driver assistance systems, which, like the Mercedes-Benz occupant protection systems, are based on real accident data.

- The new Adaptive Highbeam Assist continuously adjusts the intensity and direction of headlights in line with actual driving conditions.
- Night View Assist uses infrared headlights to significantly enhance safety when driving at night.
- The innovative ATTENTION ASSIST system recognizes signs of tiredness by registering changes in the driver's behavior and urges the driver to take a break if necessary.
- The lane-change assistant warns the driver about vehicles in the parallel lane that he or she cannot see because they are in the blind spot of the side mirror.
- Radar-supported DISTRONIC PLUS and Brake Assist PLUS (BAS PLUS) can prevent more than 20% of rear-end collisions on average.
- If a driver does not respond to warnings in spite of the imminent danger of an accident, the PRE-SAFE® Brake in the CL- and S-Class carries out an automatic partial braking maneuver that significantly reduces the consequences of the collision.

The PRE-SAFE® precautionary occupant protection system from Mercedes-Benz uses the time between recognizing an imminent accident and the possible collision to take preventive safety measures. The new-generation Mercedes-Benz M-Class, the only series-produced vehicle in this market segment equipped with PRE-SAFE®, has passed European NCAP (New Car Assessment Program) crash tests with flying colors and received the maximum rating of five stars for its exceptional occupant protection.

Outstanding safety in commercial vehicles. Also according to independent experts, Daimler builds the world's safest trucks, vans, and buses. In 2008, Daimler once again put innovative safety systems into vehicles and on the road through its SafeDrive Technologies initiative for commercial vehicles.

- The Telligent® lane-assist system uses acoustic and visual signals to warn the driver if the vehicle is about to drift out of its lane.
- Tailgating is prevented in trucks by Telligent® Proximity Control and in buses by a proximity-controlled cruise-control system.
- If a rear-end collision seems imminent nonetheless, the Active Break Assist system initiates an emergency braking maneuver with maximum braking power.
- In buses, stability programs prevent skidding and the permanent brake limiter prevents unintentional acceleration when traveling downhill.

Experts estimate that the widespread utilization of all safety systems available today would cut the number of serious highway accidents involving commercial vehicles by half and drastically reduce the consequences of those accidents that do occur.

Certified environmental management at production locations. Protecting the environment is a primary objective of the Daimler Group. We take a holistic approach that aims to reduce not only CO_2 but also all other relevant emissions. We therefore take the effects of all processes into account in our preventive measures, from development and production to recycling and clean disposal. In the year under review, we spent €2.3 billion on environmental protection measures (2007: €1.8 billion).

Daimler has established certified environmental management systems in order to pursue environmental protection systematically. The certification of all our sites around the world in line with international environmental norm ISO 14001 and the additional validation of our German sites by the EU's Eco-Management and Audit Scheme (EMAS) are important elements of our environmental management system. Today, more than 95% of our worldwide workforce is employed in production facilities with certified environmental management systems. We also regularly review the effectiveness of our systems with external audits, and the EMAS-certified locations publish annual environmental reports validated by independent environmental auditors.

In April 2008, the Untertürkheim plant received the international Energy Efficiency Award 2008 from the German Energy Agency for its successful creation of a holistic energy management system and the resulting conservation of resources.

Conservation of resources and avoidance of emissions. Daimler views itself as a company that sets the pace for environmentally compatible innovations in production and process engineering. Our main environmental fields of activity are climate protection, air pollution prevention, and resource conservation. Daimler's worldwide energy consumption totaled 10.4 million megawatt-hours in 2008, an increase of 0.5% from the previous year - primarily due to the weather-related increased heating requirements at the German locations in the fourth quarter. The energy-related CO_2 emissions of all our plants decreased by 0.4% in 2008 to 3.6 million tons. Thanks to resource-efficient technologies, we were able to reduce water use by 2.2% between 2001 and 2007. The volume of production-related waste declined by a total of 4.1% to 1.1 million tons between 2001 and 2007. In order to avoid noise pollution, sound sources and levels at Group production sites are continuously monitored and reduced. The figures quoted are based on an extrapolation of environmental data for the year 2008; the final data and additional details will be published in our Sustainability Report in April 2009.

Every employee is an environmental officer. We can successfully protect the environment only if all of our employees share the responsibility for doing so. For this reason, we train our employees and managers in the practical aspects of environmental protection on the job as well as in responsible behavior concerning environmental issues. In order to motivate as many employees as possible to actively participate in environmental protection, Daimler presents the Group-wide Environmental Leadership Award (ELA). The ELA is awarded every two years.

Product-related environmental protection. Our company's ability to meet the challenges of the future will depend on how it structures sustainable mobility. We therefore aim to continually improve the environmental friendliness of our products. The fuel consumption of our car fleet in Germany decreased by 32% between 1990 and 2008. Almost one third of Mercedes-Benz passenger cars are so-called five-liter vehicles. The smart cdi is the CO_2 reduction champion, as it emits only 88 grams of CO_2 per kilometer. It is also the world's best-selling "three-liter car."

In 2008, we began the market launch of our BlueEFFICIENCY cars, which achieve fuel savings of up to 12%. Mercedes-Benz has also continued its diesel offensive in the United States with the presentation of three BlueTEC SUVs: the R 320 BlueTEC, ML 320 BlueTEC, and GL 320 BlueTEC are the first diesel-powered passenger cars that have been approved in all 50 states.

Our activities in the area of commercial vehicles are combined in the Shaping Future Transportation initiative. A key role is played by hybrid technology, which can yield diesel fuel savings of up to 30%. By the end of 2008, Daimler had delivered more than 1,700 Orion hybrid buses to customers and received orders for a further 1,100. That makes Daimler the global market leader for hybrid buses. Furthermore, since the introduction of BLUETEC technology in series-produced commercial vehicles four years ago, well over 200,000 Mercedes-Benz BLUETEC trucks have been sold all over the world. The Mercedes-Benz Actros, which consumes only 19.44 liters of diesel per 100 kilometers, is the most fuel-efficient truck in its class.

Our environmental pledge applies to the entire vehicle lifecycle. Environmentally friendly product development begins with the selection of the right raw materials and aims, among other things, to develop recycling-friendly designs. Serving as a cross-divisional team, the Group's DfE (Design for Environment) experts are involved in all stages of the vehicle development process. As a result, at Daimler the number of end-of-life parts that need to be disposed of has continually decreased. In addition, our MeRSy recycling management system reduces the volume of waste in various European countries through increased recycling. For example, in Germany alone, approximately 1,800 service centers collected more than 30,000 tons of end-of-life parts and materials for recycling in 2008. In 2005, Daimler was the first company worldwide to receive the environmental certificate of the German Technical Inspectorate (TÜV) in Munich, which was awarded for the S-Class development process. And after the new C-Class, in 2008 the updated A- and B-Class also received the environmental certificate of the ISO 14062 international norm in recognition of their environmentally compatible development.

Daimler is working on tailored drive technologies for automobiles with its Road to the Future strategy for drive systems.



Human Resources. Highly flexible employee deployment. Expansion of our diversity management activities. International CAReer program secures recruitment and retention of high-potentials. Approximately 9,600 apprenticeships worldwide.

	2008	2007	08/07
Employees (December 31)			% change
Daimler Group	**273,216**	272,382	0
Mercedes-Benz Cars	**97,303**	97,526	0
Daimler Trucks	**79,415**	80,067	-1
Daimler Financial Services	**7,116**	6,743	+6
Vans, Buses, Other	**40,255**	39,968	+1
Sales Organization	**49,127**	48,078	+2

Workforce development. As of December 31, 2008, Daimler had 273,216 employees worldwide (2007: 272,382), of whom 167,753 worked in Germany (2007: 166,679), 22,476 in the United States (2007: 24,053), 15,490 in Japan (2007: 16,303) and 14,107 in Brazil (2007: 13,828). The number of apprentices was 9,603 (2007: 9,300).

Workforce numbers developed differently in the various divisions in 2008. Employment levels decreased at the Mercedes-Benz Cars and Daimler Trucks divisions and at Mercedes-Benz Vans. The headcount at Daimler Buses increased by 5% due to the unit's positive business development. In the Sales and Marketing Organization and the Daimler Financial Services division, employee numbers increased primarily as a result of additions to the consolidated group.

Employment situation. Sharp fluctuations in the order situation during the year required a high degree of flexibility with regard to employee deployment, such as flexible working-time accounts, temporary workers, limited-duration contracts of employment, holiday workers and flexible shift arrangements. In the interests of job security, the primary focus is on the use of flexible working-time accounts. Time credits that arise during the year were reduced towards the end of the year, in some cases resulting in negative balances. This instrument was also applied in administrative areas. Due to weaker demand, particularly in the fourth quarter, it was necessary to terminate the employment of many temporary workers and those with limited-duration contracts. Since the beginning of 2009, reductions of working hours have been applied to varying degrees at car and van plants in Germany. Furthermore, voluntary severance agreements have been signed worldwide.

Global human resources strategy safeguards competitiveness. Our global human resources strategy is a functional strategy whose goals are defined within the Daimler target system (see page 46). The strategy has made a substantial contribution toward improving the Group's competitiveness and is based on five pillars: profitability, a competitive workforce, future-oriented leadership skills, great attractiveness as an employer, and professional organization. In 2008, the main tasks of the company's strategic human resources management thus also included a systematic, Group-wide analysis of future requirements with regard to personnel capacity and expertise. Appropriate actions for the future were then prepared.

The **average age** of our employees in 2008 was 41. As a result of demographic developments, the average age will increase over the next ten years to 47. In order to cope with the challenges of future demographic change, the issue of demography has been firmly anchored in our human resources strategy and appropriate strategic initiatives have been adopted.

Retirement provision. The core element of our employee benefits involves ensuring a secure retirement pension for our employees at the end of their careers and for those no longer able to work. In October 2008, we agreed on a new system for the company pension scheme: the Daimler Retirement Capital plan for employees covered by the collective bargaining agreement. It combines new approaches such as annual modules, retirement accounts and payout options with proven features including pension payments and generous risk coverage. This pioneering model enables Daimler to better plan its pension obligations, and retirement insurance becomes much more transparent for employees during their working years.

Health management and occupational safety. Standardized guidelines for occupational health and safety, agreed to by the Group's management and the World Employee Committee, are in effect at Daimler worldwide. Our Health & Safety unit encompasses measures for preserving and promoting the good health of our employees at all divisions and locations. In 2008, we tackled issues related to occupational health and safety with a diverse array of programs and initiatives – from nutritional campaigns in the canteens to back-strengthening exercises in production. Given an aging workforce, our commitment in this area is an important pillar of our strategic human resources management. Our activities have been officially honored in Germany with the 2008 Company Health Award presented by Move Europe, an initiative of the European Commission and the BKK federal health insurance association.



We support the combination of career and family: for example by expanding Daimler's nurseries for young children up to the age of three.

Activities for the implementation of our diversity-management strategy. Diversity management at Daimler takes into account the diversity of our employees in the most extensive manner possible in order to ensure the Group's success. Our goal is to be one of the most highly respected automakers with regard to diversity management by 2010. In line with this aim, we will continue and expand our diversity-management program, which was launched in 2005. In addition to gender-specific issues, as of 2009 we will also focus on the dimensions of "international scope" and "generations." We also continue to work towards increasing the percentage of women in executive management positions by 2020, from the current level of about 7.6% to 20%. With corresponding target corridors, or aspirational guidelines, our divisions and functional departments have therefore determined annual targets in terms of the percentage of women in executive management positions. Worldwide, we are striving to achieve an increase of one percentage point annually. For employees covered by collective bargaining agreements, we are setting targets to apply throughout Germany. The company agreement "Promotion of Women" sets a target corridor of 12.5-15% women in the workforce of Daimler AG in Germany by 2010.

Training programs ensure long-term competitiveness. Vocational training and professional development are extremely important factors for sustained corporate success. In an effort to improve job prospects for young people and to safeguard our long-term competitiveness, we employed 7,929 apprentices in Germany at year-end 2008 (2007: 7,945) and 9,603 worldwide (2007: 9,300). In addition, we support life-long learning with numerous programs. The Daimler Corporate Academy provides training for Group employees and executives from all divisions, in accordance with uniform, worldwide Daimler standards.

Securing and promoting young talent. In 2008, our CAReer training program addressed the interests of young people with technical skills, with a particular focus on career opportunities for women. We managed to recruit 400 young people through the CAReer training program, with female participants accounting for 38% of the total.

In 2009, once again we intend to offer attractive career opportunities to more than 500 management trainees, while recruiting highly qualified young people through CAReer for employment at our locations worldwide. In 2008, Daimler launched a targeted initiative for promoting personnel with talent and high potential. The aim is to gain talented young people for specialist and management positions at all levels and to ensure their development.

A "thank you" to our workforce. The Board of Management thanks all of Daimler's employees for their commitment and achievements. In the second half of 2008 in particular, staff in production and production-related areas had to display a high degree of flexibility. To strengthen the Group for the future, such capabilities will also be required in the time ahead of us. In this context, we rely on constructive cooperation with the employee representatives and we thank them for their efforts.

Social Responsibility. Support for charitable institutions and projects. Promotion of science and education. Focus on fostering intercultural understanding.

Multifaceted social commitment. Daimler operates all over the world. We regard this as an opportunity and a duty to accept social responsibility and to contribute to improving understanding between different cultures. In our capacity as a business enterprise, we aim to create value for all of our stakeholders.

We use four instruments in our involvement in various areas: donations, sponsoring, the promotion of foundations, and practical support such as providing voluntary assistance through our employees and passing along our expertise. Depending on each individual project, we use these tools in the areas of society that we have defined as the focal points of our social involvement: the promotion of education, science and culture, as well as support for sports and charitable projects, including disaster relief aid.

Since 2007, we have reorganized the decision-making processes for our social commitment and created even more transparent structures. Among other things, we have set up a committee for donations and sponsoring and created a database in which all of the Group's activities in the areas of donations and sponsoring are registered. In the year under review, Daimler provided financial support totaling €42 million for socially oriented projects and nonprofit institutions.

Generous donations. One particular focus of our donations is the promotion of science, which accounts for the largest proportion of the total. We also focus on the promotion of education, charitable projects, and disaster relief.

It is very important to us to promote the transfer of knowledge between universities, research institutes and industrial companies as a means of stimulating innovation. For many years now, we have been one of the biggest supporters of the Donors' Association of German Science through our special Daimler Fund. This fund, which has an annual donation volume of approximately €2 million, supports, among other things, endowed professorships and startup financing, as well as promoting international scientific cooperation. For example, a fixed-purpose donation to the German Academic Exchange Service made it possible to establish an endowed chair for vehicle technology at Tongji University in Shanghai. The Daimler Fund also supports one of the most important scientific awards in Germany: the German Future Prize, which is awarded by the President of Germany.

We also promote education outside the universities, for example through a natural-gas-powered Mercedes Sprinter that functions as a mobile education center for the German Society for Nature Conservation (NABU) in the Swabian Alb biosphere region. Another example is a Thomas Built bus that serves as a mobile digital production studio. The bus is deployed on behalf of the John F. Kennedy Center for the Performing Arts and helps to make modern technology accessible to schools and students in remote regions of the United States. We also provide funding for the promotion of young talent by organizations such as the German National Music Council, which offers various forms of support for talented young musicians. And Mercedes-Benz Turkey has launched a program to help Turkish girls to discover their talent and enthusiasm for technical subjects.

Above all, we are committed to charitable projects in the places where our production plants and sales-and-service branches are located. We provide assistance by donating money and vehicles, often in joint initiatives with partners from government, business, clubs and associations.

By providing targeted donations to various disaster relief organizations, we have also been able to alleviate dire need and improve precarious living conditions in situations such as the aftermath of the earthquake in China and the cyclone in Myanmar.

Sponsorship in the fields of sports, education, and culture. We sponsor professional sports and mass participation sports as well as lifestyle activities, especially by promoting education, art, and culture. For example, the Mercedes-Benz "Children's University" has designed an experience-oriented exhibition called "Feel free to copy!" which invites young researchers aged between six and 12 to discover fascinating links between nature and technology. The traveling exhibition, which we developed in cooperation with the Bionics Center of Darmstadt Technical University, is making stops in various German cities. In addition, through our Mondialogo initiative we are cooperating with UNESCO to promote ideas for protecting the climate and combating poverty.

In the area of culture, through our sponsoring we enable many initiatives to improve their financial standing and enhance their impact. Many exhibitions and museums benefited from our involvement in 2008. The range of musical events we supported extended from opera to rock concerts. In most cases, the event highlighted a social issue as well as the music itself.

In the area of sports, Mercedes-Benz teamed up with the German Soccer Federation (DFB) in 2008 to present the first-ever Soccer Integration Award. This initiative honors projects and activities that promote the integration of children and young people from different cultures. Mercedes-Benz has been a "National Sponsor of the German Sport Aid Foundation" since 2008 and an official Olympic partner of the German Olympic Federation since 2005. In the context of these partnerships, Mercedes-Benz provides particular support for Paralympic athletes. As the only commercial partner in "Olympic Solidarity," the development assistance program of the International Olympic Committee (IOC), Daimler has for the past 12 years supported mass-participation sports for children and young people in poor regions as well as top-level sports in developing countries.

Support through foundations. In order to ensure that our funding is used for clearly defined long-term purposes, we have established our own foundations in several countries. These foundations support diverse activities ranging from research and education to the promotion of culture, health and international understanding. The motto of the Laureus Sport for Good Foundation, "Sport has the power to change the world," underscores these goals. Daimler and luxury goods company Richemont are the founding partners of this foundation, which has supported more than 60 socially oriented sports projects since the year 2000. The focus is on issues such as fighting against HIV/AIDS, drug abuse, violence and discrimination.

Voluntary and other activities for the common good. Our employees and our neighbors, as well as our company, benefit from a well-functioning community. This is why we cooperate closely with local authorities and non-profit organizations in the places where we have business locations. For example, we are committed to the expansion of childcare centers close to our plants and to the promotion of education and training programs.

We can count on our employees' voluntary involvement in numerous projects. During the annual Day of Caring at Daimler Financial Services, the firm and its employees spent a day working on socially oriented projects such as the renovation of the JimPazzo children and youth center in Stuttgart. The engine production plant in Kölleda, MDC Power GmbH, supported several projects in its own region. Inspired by the motto "We are the engine of Germany," the company's employees worked for a day without pay. The employees' total pay for their work on that day amounted to approximately €60,000. This was rounded up to €100,000 by the company's management and donated to social institutions and associations in the German state of Thuringia.

At this "Day of Caring" in Mexico, Daimler employees become actively involved in their social environment and renovate a school.



Daimler's Board of Management and Supervisory Board are committed to the principles of good corporate governance. All of our activities are based on the principles of responsible, transparent and sustainable management and supervision. In this way, we aim to fulfill the legitimate demands of our shareholders. On the following pages, the Board of Management and the Supervisory Board explain Daimler's internationally oriented system of corporate governance. Further information can be found on our website at www.daimler.com/corpgov_e.



Corporate Governance

Corporate Governance Report

General conditions

Daimler AG is a stock corporation with its domicile in Germany. The legal framework for corporate governance therefore derives from German law, in particular the Stock Corporation Act, the Codetermination Act and legislation concerning capital markets, as well as from the Articles of Incorporation of Daimler AG.

As our shares are also listed on the New York Stock Exchange, we are obliged to adhere to the capital-market legislation and listing requirements applicable in the United States. A description of the differences between Daimler's corporate governance principles and those applicable to US companies under NYSE corporate governance listing standards can be seen on our website at www.daimler.com/corpgov_e.

Daimler's corporate bodies

Shareholders and the Annual Meeting. The company's shareholders exercise their rights and cast their votes in the Annual Meeting. Each share in Daimler AG entitles its owner to one vote. There are no Daimler shares with multiple voting rights, no preferred stock, and no maximum voting rights.

Various important decisions can only be made by the Annual Meeting. These include the decision on the appropriation of distributable profits, the ratification of the actions of the members of the Board of Management and the Supervisory Board, the election of the external auditors and the election of members of the Supervisory Board representing the shareholders. The Annual Meeting also makes other decisions, especially on amendments to the Articles of Incorporation, capital measures, and the approval of certain intercompany agreements.

The influence of the Annual Meeting on the management of the company is limited by law, however. The Annual Meeting can only make management decisions if it is requested to do so by the Board of Management.

Separation of corporate management and supervision. Daimler AG is obliged by the German Stock Corporation Act to apply a dual management system featuring the strict separation of the two boards responsible for managing and supervising the company (two-tier board). With this system, the company's Board of Management is responsible for the executive functions, while the Supervisory Board monitors the Board of Management. No person may be a member of the two boards at the same time.

Supervisory Board. In accordance with the German Codetermination Act, the Supervisory Board of Daimler AG comprises 20 members. Half of them are elected by the shareholders at the Annual Meeting. The other half comprises members who are elected by the company's employees who work in Germany.

The members representing the shareholders and the members representing the employees are equally obliged by law to act in the company's best interests. The Supervisory Board has also decided that more than half of the members of the Supervisory Board representing the shareholders are to be independent in order to ensure that the Board of Management is advised and monitored independently. The Supervisory Board of Daimler AG fulfills this criterion in its present composition.

The Supervisory Board monitors and advises the Board of Management in its management of the company. It has given itself a set of rules of procedure, has retained the right of approval for transactions of fundamental importance, and has explicitly formulated the Board of Management's duties of information and reporting. The Supervisory Board's duties also include appointing and recalling members of the Board of Management, as well as deciding on their individual remuneration, whereby setting the details of the remuneration of the Board of Management's members is delegated to the Presidential Committee. The competence to pass resolutions on the structure of the Board of Management's remuneration system and the key contractual elements was returned from the Audit Committee to the plenum of the Supervisory Board due to changes in the German Corporate Governance Code that were made in the summer of 2008. The Supervisory Board also reviews the individual and consolidated annual financial statements and reports to the Annual Meeting on the results of its review.

Governance Structure

Shareholders (Annual Meeting of shareholders)

Election of shareholder representatives

Supervisory Board (10 shareholder and 10 employee representatives),
Nomination Committee, Audit Committee, Presidential Committee, Mediation Committee

Appointments, monitoring, consulting

Board of Management (6 Board members)

The work of the Supervisory Board is coordinated by its chairman. The Supervisory Board has formed four committees: the Presidential Committee, the Nomination Committee, the Audit Committee and the Mediation Committee.

The **Presidential Committee** has particular responsibility for the contractual affairs of the members of the Board of Management and for determining the details of their individual remuneration. It advises and decides on questions of corporate governance, on which it also makes recommendations to the Supervisory Board. In addition, the Presidential Committee supports and advises the Chairman of the Supervisory Board and his deputy, and prepares the meetings of the Supervisory Board.

The **Nomination Committee**, which is the only Supervisory Board Committee comprised solely of members representing the shareholders, makes recommendations to the Supervisory Board concerning persons to be proposed for election as members of the Supervisory Board at the Annual Meeting and defines the requirements for each specific position to be occupied.

The **Audit Committee** deals with questions of accounting, risk management, internal auditing, compliance and the annual external audit. At least once a year, it discusses with the Board of Management and the external auditors the effectiveness of the internal control systems and the risk management system, and regularly receives reports on the work of the Corporate Audit department. In addition, the Audit Committee has established procedures for dealing with complaints about accounting and the internal control systems and receives regular reports about such complaints and how they are dealt with. It also discusses the interim reports with the Board of Management before they are published, and reviews the annual financial statements, individual and consolidated, of Daimler AG. The Audit Committee is informed by the Board of Management about the Group's financial disclosure and discusses this matter. It makes recommendations concerning the selection of external auditors, assesses such auditors' suitability and independence, and, after the external auditors are elected by the Annual Meeting, it commissions them to conduct the annual audit of the individual and consolidated financial statements and to review the interim reports, negotiates an audit fee, and determines the focus of the annual audit. The Audit Committee receives reports from the external auditors on any accounting matters that might be regarded as critical and on any differences of opinion with the Board of Management. In addition, it makes recommendations to the Supervisory Board, concerning for example the appropriation of distributable profits and capital measures. Finally, the Audit Committee approves services provided to Daimler AG or to companies of the Daimler Group by the firm of external auditors or its affiliates that are not directly related to the annual audit.

The Supervisory Board is convinced of the independence of the members of the Audit Committee representing the shareholders. The Chairman of the Audit Committee, Mr. Bernhard Walter, has special expertise and experience in the application of accounting principles and internal control systems. Therefore, the Supervisory Board has appointed Mr. Walter as its Financial Expert, as defined by the Sarbanes Oxley Act.

The **Mediation Committee** is formed solely to perform the functions laid down in Section 31, Subsection 3 of the German Codetermination Act. Accordingly, the Mediation Committee has the task of making proposals for the appointment of members of the Board of Management if a previous proposal did not obtain the legally prescribed majority of votes.

Board of Management. As of December 31, 2008, the Board of Management of Daimler AG comprised six members. The duties of the Board of Management include setting the Group's strategic focus and managing its business. It is also responsible for preparing the individual and consolidated financial statements and the interim financial statements, and for installing and monitoring a risk management system. The Rules of Procedure of the Board of Management define the areas of responsibility of the board and its members, who are listed on pages 8 and 9 of this Annual Report.

Integrity Code. The Integrity Code is a set of guidelines for behavior, which has been in effect since 1999 and was revised in 2003, defining a binding framework for the actions of all our employees worldwide. Among other things, the guidelines define correct behavior in international business and in any cases of conflicts of interest, questions of equal treatment, proscription of corruption, the role of internal control systems and the duty to comply with applicable law as well as other internal and external regulations. Daimler expects all of its employees to adhere strictly to the provisions of the Integrity Code.

Code of Ethics. We introduced our Code of Ethics in July 2003. This code addresses the members of the Board of Management and persons with special responsibility for the contents of financial disclosure. The provisions of the code aim to prevent mistakes by the persons addressed and to promote ethical behavior as well as the complete, appropriate, accurate, timely and clear disclosure of information on the Group. The wording of the Code of Ethics can be seen on our website at www.daimler.com/corpgov_e.

Risk management. Daimler has a risk management system commensurate with its position as a company with global operations (see pages 75 ff). The risk management system is one component of the overall planning, controlling and reporting process. Its goal is to enable the company's management to recognize significant risks at an early stage and to initiate appropriate countermeasures in a timely manner. The Chairman of the Supervisory Board has regular contacts with the Board of Management to discuss not only the Group's strategy and business development, but also the issue of risk management. The Corporate Audit department monitors adherence to the legal framework and Group standards by means of targeted audits and initiates appropriate actions as required.

Accounting principles. The consolidated financial statements of the Daimler Group are prepared in accordance with the International Financial Reporting Standards (IFRS). Details of the IFRS can be found in this Annual Report in the Notes to the Consolidated Financial Statements (see Note 1).

The annual financial statements of Daimler AG, which is the parent company, are prepared in accordance with the accounting guidelines of the German Commercial Code (HGB). Both sets of financial statements are audited by external auditors.

Transparency. Daimler regularly informs its shareholders, financial analysts, shareholder associations, the media and the interested public about the situation of the Group and any significant changes in its business. We have posted an overview of all the significant information disclosed in the year 2008 on our website at www.daimler.com/ir/annualdoc08.

Fair disclosure. All new facts that are communicated to financial analysts and institutional investors are simultaneously also made available to all shareholders and the interested public. If any information is made public outside Germany as a result of the regulations governing capital markets in the respective countries, we also make this information available without delay in Germany in the original version or at least in English. In order to ensure that information is provided quickly, Daimler makes use of the Internet and other methods of communication.

Financial calendar. All the dates of important disclosures (e.g. the Annual Report and interim reports) and the date of the Annual Meeting are announced in advance in a financial calendar. The financial calendar can be seen inside the rear cover of this Annual Report and on our website at www.daimler.com/ir/calendar.

Ad-hoc disclosure. In addition to its regular scheduled reporting, Daimler discloses, in accordance with applicable law and without delay, any so-called insider information that relates directly to the company.

Major shareholdings. Daimler also reports without delay after receiving notification that by means of acquisition, disposal or any other method, the shareholding in Daimler AG of any person or entity has reached, exceeded or fallen below 3, 5, 10, 15, 20, 25, 30, 50 or 75 percent of the company's voting rights.

Shares held by the Board of Management and the Supervisory Board. As of December 31, 2008, the members of the Board of Management held a total of 2.8 million shares, options or stock appreciation rights of Daimler AG (0.29% of the shares issued). As of the same date, members of the Supervisory Board held a total of 0.1 million shares, options or stock appreciation rights of Daimler AG (0.08% of the shares issued).

Directors' dealings. In 2008, the transactions in shares of Daimler AG or related financial instruments listed in the table below took place involving members of the Board of Management and the Supervisory Board (and, pursuant to the provisions of the German Securities Trading Act, involving persons in a close relationship with the aforementioned persons). Daimler AG discloses these transactions without delay after receiving notification of them. This information is also available on our website at www.daimler.com/corpgov_e.

Directors' dealings in the year 2008

Date	Name	Function	Type and place of transaction	Number	Price	Total volume
Apr. 29, 2008	Dr. Jürgen Hambrecht	Member of the Supervisory Board	Acquisition of shares, Frankfurt	800	€49.88	€39,904
May 6, 2008	Bodo Uebber	Member of Board of Management	Acquisition of shares, Frankfurt	3,950	€50.70	€200,265
May 9, 2008	Dr. Manfred Bischoff	Chairman of the Supervisory Board	Acquisition of shares by exercising options off stock exchange	90,000	€34.40	€3,096,000
May 9, 2008	Dr. Manfred Bischoff	Chairman of the Supervisory Board	Sale of shares, Frankfurt	90,000	€51.40	€4,626,000
May 9, 2008	Dr. Manfred Bischoff	Chairman of the Supervisory Board	Acquisition of shares by exercising options off stock exchange	15,000	€34.40	€516,000
June 9, 2008	Dr. Jürgen Hambrecht	Member of the Supervisory Board	Acquisition of shares, Frankfurt	700	€44.17	€30,919
July 31, 2008	Dr. Jürgen Hambrecht	Member of the Supervisory Board	Acquisition of shares, Frankfurt	800	€37.73	€30,184
Aug. 11, 2008	Dr. Jürgen Hambrecht	Member of the Supervisory Board	Sale of shares, Frankfurt	800	€43.13	€34,504
Oct. 2, 2008	Dr. Jürgen Hambrecht	Member of the Supervisory Board	Acquisition of shares, Frankfurt	1,000	€31.86	€31,865

Compliance

Our understanding of compliance and our principles. By the term compliance, we understand the observance in all of our business activities of applicable laws and regulations, of the relevant internal guidelines and procedures, and of our own voluntary commitments.

We already formulated the Daimler Integrity Code in 1999. On the basis of our corporate values – Passion, Respect, Integrity and Discipline – this comprehensive code of conduct applies without exception to our entire workforce. In the year 2003, we updated the Integrity Code with the Principles of Social Responsibility and supplemented it with the Code of Ethics.

The Integrity Code is supplemented and put into precise form with specific Corporate Policies and Guidelines, which transfer the principles of the Integrity Code with ethical or compliance relevance into explicit guidelines for behavior, and serve as a key aid to orientation in the complex field of business operations. An overview of this multi-stage compendium of regulations is depicted in the diagram on page 121.

In the year 2008, the Board of Management approved a new form of policy management. This House of Policies brings together all of the Group's policies and guidelines and further facilitates their understanding, because all of the policies and guidelines will soon be additionally accessible in a central database on Daimler's intranet. The corporate policy framework describes the requirements placed on guidelines as well as the various duties and responsibilities in the new system of policy management.

Further development of compliance organization. At the beginning of 2008, Daimler AG took a further step to substantially strengthen its self-monitoring function with regard to ethically correct corporate management. Directly below the Board of Management, the upgraded position of Chief Compliance Officer was newly created at the level of senior vice president. In addition, the Corporate Compliance department was merged with the Legal Affairs department to form a new department under the name of Legal & Compliance (LC). In order to strengthen the sustained anchoring of compliance in all business units and central functions, at the end of the year we also decided to establish the Group Compliance Board (GCB), which replaces the previous Compliance Committee.

An independent external advisor supports and advises the Supervisory Board, the Audit Committee and the Board of Management with compliance issues.

Systematic approach to the sustained fight against corruption. In the context of the Group-wide risk strategy, the compliance risks relevant to Daimler are analyzed and evaluated. Based on the results obtained, decisions are made on the key points of the annual compliance program for the prevention and elimination of corruption.

To determine the necessary measures for the prevention of corruption, we carried out compliance reviews in sales companies and business units in several countries, starting in 2006. In 69 sales companies and business units (thereof 22 in 2008), we also established standardized monitoring systems which help to secure legally and ethically correct conduct. The effectiveness of these monitoring systems is assessed in audits carried out by our Internal Auditing department. IT applications create transparency and help us to maintain the processes and monitoring mechanisms we have introduced.

In this context, we also appropriately expanded our worldwide network of local compliance managers (LCM). They support the local management with the maintenance of all the Group's compliance standards. We ensure they are independent of local management by means of close organizational links with Corporate Compliance in Stuttgart. The local compliance managers regularly report on the status and progress of the compliance programs in their business units.

As part of the further development of the Legal & Compliance department, the two existing global networks of local compliance managers and legal staff were merged in July 2008. This has enabled us to enhance our worldwide reach on the issue of compliance: we have meanwhile named 85 local compliance managers in 41 countries as competent contact persons in the respective companies.


Corporate Values
Integrity Code
Code of Ethics
Corporate Policies
Corporate Guidelines
Local Guidance
Anti-Bribery Handbook

Corporate Compliance provides support with the selection of new business partners by means of an appropriate preliminary audit in a due diligence process. This due diligence process culminates in clear recommendations made by the Legal & Compliance department.

In order to improve the transparency of government transactions, Daimler has implemented the Mandatory Consultation Process, which standardizes the required monitoring mechanisms. This enhances the efficiency and quality of processes to be carried out by the Group in connection with government transactions. Documentation is supported with a specially developed IT tool.

Comprehensive compliance services. A company with worldwide operations like the Daimler Group cannot guarantee compliance solely with a specialized headquarters department. It is also necessary that each individual employee is aware of his or her responsibility and behaves correctly. Executives have an additional special role, because staff members base their behavior on that of their superiors. The personal accountability of each individual member of staff or management in his or her area of responsibility is not transferrable and is part of the day-to-day business in the same way as other tasks. Compliance is therefore an integral and long-term component of Daimler's corporate culture.

Daimler provides its employees and executives with support in the fulfillment of their compliance responsibilities in day-to-day situations at all times. In addition to superiors and local contact persons, the Daimler Group currently has two main central departments for compliance matters: the Compliance Consultation Desk (CCD) and the Business Practices Office (BPO).

All of the Group's employees can contact the Compliance Consultation Desk with specific compliance questions. The most common questions and answers on the issue of compliance are accessible in the online database, QuISS. This allows all of our employees to make use of the experience gathered over the past three years at any time and in a structured form.

One of the tasks of the Business Practices Office, which has offices in Germany and the United States, is to receive, document and process complaints. This facility allows both Daimler employees and external persons to report any indications of possible misconduct confidentially and, if desired, anonymously.

After recording the details of such complaints, representatives of the Legal, Human Resources, Corporate Audit and Corporate Security departments discuss the matter and instigate internal investigations if necessary. In certain clearly defined cases, the Business Practices Committee then makes a decision on the basis of these investigations. The Business Practices Committee is composed of high-level executives from various areas of the Group.

There is no tolerance at Daimler for behavior that is against the law or contrary to applicable regulations. The possible consequences of any misconduct discovered include appropriate measures for training and communication and the correction of existing processes, as well as sanctions in accordance with the Group's policy of the "Zero Tolerance Principle" and the Group's guidelines on disciplinary actions. The status and position of the affected persons are irrelevant, because all of our employees are equally treated in accordance with the four principles of fairness, consistency, transparency and sustainability.

Broad-based training and communication program. Since 2006, more than 22,000 employees worldwide have attended training courses on compliance-relevant topics. We offer our employees courses tailored to the needs of the various target groups. In the year 2008, the scope of the courses was once again significantly broadened through the provision of additional e-learning modules.

We provide comprehensive information on the issue of compliance via the Group's internal media. The Board of Management of Daimler AG regularly makes statements on compliance in internal print and online media and at organized events, and emphasizes the importance of a functioning compliance program. The issue of compliance was also dealt with in detail in a special edition of our staff newspaper. This special edition had a print run of more than 230,000.

Furthermore, the Group's entire executive staff receives additional information and support via a quarterly compliance newsletter.

Remuneration Report

The Remuneration Report summarizes the principles that are applied to determine the remuneration of the Board of Management of Daimler AG, and explains both the level and the structure of its members' remuneration. It also describes the principles and level of remuneration of the Supervisory Board. The Remuneration Report is part of the Group's Management Report.

Principles of Board of Management remuneration

Goals. The remuneration system for the Board of Management aims to remunerate its members commensurately with their areas of activity and responsibility when compared internationally, so that Daimler is an attractive employer also for top executives. The system should also clearly and directly reflect in the variability of remuneration the joint and individual performance of the Board of Management members and the performance of the Group.

Practical implementation. For each upcoming financial year, the Presidential Committee at first reviews the system and level of remuneration on the basis of a comparison with competitors. The main focus is on the question of appropriateness. In this respect, the following aspects are given particular attention, also in relation to a group of comparable companies in Germany, other European countries and the United States:

- the effects of the individual fixed and variable components, that is, the methods behind them and their reference parameters,
- the relative weighting of the components, i.e. the relationship between the fixed base salary and the short-term and long-term variable components, and
- the resulting target remuneration consisting of base salary (approximately 20% of the target remuneration), annual bonus (approximately 30% of the target remuneration) and long-term remuneration (approximately 50% of the target remuneration) with an assumed 100% goal accomplishment.

In carrying out this review, the Presidential Committee regularly consults external experts. If the review results in a need for changes to the remuneration system for the Board of Management, including the main contractual elements, the Presidential Committee submits proposals for changes to the entire Supervisory Board for its approval.

Furthermore, once a year, goals are jointly set by the Chairman of the Supervisory Board, the Chairman of the Board of Management and the members of the Board of Management for the following financial year. Together with the planning approved by the Supervisory Board, these targets form an additional basis for the subsequent calculation of the annual bonus.

In this way, the individual base and target remuneration and the relevant performance parameters are set by the beginning of each year. The Presidential Committee informs the Supervisory Board accordingly.

After the end of each year, goal accomplishment is measured on this basis and the actual remuneration is calculated and set by the Presidential Committee. The Supervisory Board is informed accordingly.

The system of Board of Management remuneration in 2008. The remuneration system continues to comprise a fixed base salary, an annual bonus and a variable component of remuneration with a medium-term and long-term incentive effect. The latter has an element of risk character as recommended by the German Corporate Government Code due to its link to the share price and to additional parameters. The details of the system are as follows:

The **base salary** is fixed cash remuneration relating to the entire year, oriented towards the area of responsibility of each Board of Management member, and paid out in twelve monthly installments.

The **annual bonus** is variable cash remuneration, the level of which is primarily linked to EBIT - the measure of operating profit at the Daimler Group, as well as to earnings per share and the individual performance of the Board of Management members in the past financial year.

Reference parameters:
- 50% comparison of actual EBIT in 2008 with EBIT targeted for 2008.
- 50% comparison of actual EBIT in 2008 with actual EBIT in 2007.

Amount with 100% goal accomplishment:
At present, 1.5 times the base salary, to be set in consideration of a market comparison.

Range of goal accomplishment:
0 - 200%, i.e. the annual bonus has an upper limit and may also be zero.

On the basis of the resulting degree of goal accomplishment, depending on the relative development of the share price performance compared with other automobile manufacturers, an amount of up to 10% can be added or deducted. Furthermore, the Presidential Committee of the Supervisory Board has the possibility to take account of the personal performance of the individual Board of Management members with an addition or deduction of up to 25%. Individual targets have been agreed upon for this purpose. In this context, additional individual targets were agreed upon with the Board of Management in the year 2008 with regard to the development and sustained function of a compliance system. The accomplishment of individual compliance targets can be reflected by a deduction of up to 25% from the individual goal accomplishment but no increase is possible; the effect is only neutral even in the case of full accomplishment of compliance targets.

The **Performance Phantom Share Plan** is an element of remuneration with long-term incentive effects. Its opportunity and risk potential is primarily linked with the development of Daimler's share price through the granting of phantom shares. At the same time, within the period of the plan, medium-term performance targets are set whose accomplishment has an effect on the number of phantom shares that are earned. Payouts under the plan occur after four years at the price of Daimler shares that is then valid. Half of the net amount paid out must be used to buy real Daimler shares, which must then be held for a certain period until the guidelines for share ownership are fulfilled (see below).

Reference parameters:
- 50% return on sales achieved compared with a group of competitors (BMW, Ford, General Motors, Honda, Toyota, AB Volvo and Volkswagen).
- 50% return on net assets achieved in relation to cost of capital.

With regard to the figures for 2007, the departing members of the Board of Management, Messrs. Ridenour, LaSorda and Sidlik, accounted for:
1 €1.1 million
2 €2.3 million
3 €4.1 million

Value when awarded:
Determined annually in relation to a market comparison; for 2008, approximately 2 to 2.5 times the base salary.

Range of goal accomplishment:
0 - 200%, i.e. the plan has an upper limit and may also be zero.

During the four-year period, the phantom shares earn a dividend equivalent whose amount is related to the dividend paid on real Daimler shares in the respective year. With regard to the share-based remuneration, any subsequent change in the defined performance targets or reference parameters is expressly ruled out.

Guidelines for share ownership. As a supplement to these three components of remuneration, the Presidential Committee of the Supervisory Board of Daimler AG has approved Stock Ownership Guidelines for the Board of Management. The Guidelines require the members of the Board of Management to invest a portion of their private assets in Daimler shares over several years and to hold those shares until the end of their Board of Management membership. The number of shares to be held is set in relation to triple the annual base salary for the Chairman of the Board of Management and double the annual base salary for the other members of the Board of Management. The payments made in the context of the Performance Phantom Share Plans are generally to be used to acquire real shares in the company, but the required shares can also be acquired in other ways.

Board of Management remuneration in 2008

Total Board of Management remuneration in 2008. The total remuneration granted by Group companies to the members of the Board of Management of Daimler AG is calculated as the total of the amounts of remuneration paid in cash (base salary and annual bonus), the value of the share-based remuneration at the time granted in February 2007 and 2008 (Performance Phantom Share Plan) and non-cash benefits.

The total remuneration comprises €6.2 million as fixed, i.e. non-performance-related remuneration (2007: €7.2 million[1]); €1.5 million as short-term variable remuneration, i.e. short-term performance-related remuneration (2007: €17.0 million[2]); and €8.9 million as variable performance-related remuneration with a long-term incentive effect granted in 2008 (2007: €13.5 million[3]).

This adds up to a total of €16.6 million for the year 2008 (2007: €37.7 million). The figures for 2007 also include payments made to the members of the Board of Management who departed in the context of the Chrysler transaction. For the year 2007, those persons also received bonuses and severance payments of €18.5 million connected with the transaction and their departure from the Board of Management.

Excluding the departing members of the Board of Management, the total remuneration for the active members of the Board of Management decreased significantly from €30.2 million in 2007 to €16.6 million in 2008. The main reason for this sharp decrease compared with the prior year is the reduction in the operating profit (EBIT) from €8.71 billion to €2.73 billion, which results in a significantly lower annual bonus.

The following table shows the base salary and the variable remuneration of the active members of the Board of Management for the year 2008 compared with 2007. German Accounting Standard DRS 17, which is valid as of the year 2008, was used for the first time in the presentation of the figures for both years. In line with DRS 17, the long-term share-based remuneration is shown with the value of the phantom shares when they were granted in February 2008 and 2007. The numbers of phantom shares granted may change by the time the plans are paid out in 2011 and 2012. The question of whether there is a pay out at all, and if so, in which amounts, depends on the accomplishment of Daimler's internal and external performance targets during this period.

Board of Management remuneration 2008		Base salary	Short-term variable remuneration (annual bonus)	Long-term variable remuneration ((PPSP) Number	Value when granted (2008: at share price €55.80) (2007: at share price €52.45)	Total
Amounts in thousands of €						
Dr. Dieter Zetsche	**2008**	**1,530**	**494**	**50,164**	**2,799**	**4,823**
	2007	1,500	5,395	55,826	2,928	9,823
Günther Fleig	**2008**	**545**	**199**	**21,297**	**1,188**	**1,932**
	2007	525	1,787	24,107	1,264	3,576
Dr. Rüdiger Grube	**2008**	**560**	**203**	**20,613**	**1,150**	**1,913**
	2007	550	1,753	22,838	1,198	3,501
Andreas Renschler	**2008**	**575**	**207**	**22,392**	**1,250**	**2,032**
	2007	550	1,910	24,868	1,304	3,764
Bodo Uebber	**2008**	**660**	**233**	**23,988**	**1,339**	**2,232**
	2007	600	2,135	26,644	1,398	4,133
Dr. Thomas Weber	**2008**	**545**	**199**	**21,297**	**1,188**	**1,932**
	2007	525	1,787	24,107	1,264	3,576
Total	**2008**	**4,415**	**1,535**	**159,751**	**8,914**	**14,864**
	2007	4,250	14,767	178,390	9,356	28,373

Note: The value at the end of 2008 of the phantom shares granted in February 2008 was €4,230 thousand; the value for example of the phantom shares granted to the Chairman of the Board of Management was €1,328 thousand.

The granting of non-cash benefits in kind, i.e. primarily the provision of company cars and the reimbursement of expenses for security precautions, resulted in benefits for the members of the Board of Management worth the following amounts:

Taxable non-cash benefits

	2008	2007
Amounts in thousands of €		
Dr. Dieter Zetsche	**213**	369
Günther Fleig	**159**	203
Dr. Rüdiger Grube[1]	**103**	185
Andreas Renschler	**881**	162
Bodo Uebber	**130**	180
Dr. Thomas Weber	**311**	764
Total	**1,797**	1,863

1 After subtraction of €99 thousand for supervisory board fees received

Commitments upon termination of service

Retirement provision. Until the year 2005, the pension agreements of the German Board of Management members included a commitment to an annual retirement pension, calculated as a proportion of the base salary and depending on the number of years of service. Those pension rights remain and have been frozen at that level[1].

The pension payments begin in the form of a retirement pension beginning when a member's contract of service ends or after his or her 60th birthday, or in the form of an invalidity pension when a member's contract of service ends before his or her 60th birthday due to disability. An annual increase of 3.5% is effected. Similar to the retirement pension of the German workforce, arrangements for widows and orphans are also included.

Effective January 1, 2006, those pension agreements were converted into a defined-contribution pension system. Each Board of Management member is credited with a capital component each year. This capital component comprises an amount equal to 15% of the sum of the Board of Management member's fixed base salary and the annual bonus that was actually achieved, multiplied by an age factor equivalent to a certain rate of return, at present 6%. This pension is payable at the age of 60 at the earliest.

In the year 2008, the pension provision was increased by service costs of €2,485 thousand (2007: €2,191 thousand).

Service costs arising in connection with Board of Management pension plans in 2007 and 2008

	2008	2007
Amounts in thousands of €		
Dr. Dieter Zetsche	**696**	660
Günther Fleig	**365**	370
Dr. Rüdiger Grube	**426**	386
Andreas Renschler	**262**	210
Bodo Uebber	**464**	318
Dr. Thomas Weber	**272**	247
Total	**2,485**	2,191

Commitments upon early termination of service. No severance payments are foreseen for Board of Management members in the case of early termination of their service contracts. Solely in the case of early termination of a service contract by mutual consent, the Board of Management service contracts (which are normally only concluded for a period of three years) include a commitment to payment of the base salary and to provision of a company car until the end of the original service period. Such persons are only entitled to payment of the performance-related component of remuneration pro rata for the period until they leave the Group. Entitlement to payment of the performance-related component of remuneration with a long-term incentive effect is defined by the exercise conditions specified in the respective plans. For the period beginning after the end of the original service period, Board of Management members can receive pension payments in the amounts of the commitments granted in 2005 as described in the previous section, as well as the use of a company car.

1 70% for Dr. Dieter Zetsche, 69% for Günther Fleig, 60% for Dr. Rüdiger Grube and Dr. Thomas Weber and 50% for Andreas Renschler and Bodo Uebber

As a result of these provisions and the fact that in accordance with a Supervisory Board resolution of 2006, Daimler AG Board of Management service contracts - both initial contracts and extensions - generally have a term of only three years, Daimler AG is significantly below the limit for severance compensation of two years' remuneration as suggested by the German Corporate Governance Code.

Sideline activities of Board of Management members. The members of the Board of Management should accept management board or supervisory board positions and/or any other administrative or honorary functions outside the Group only to a limited extent. Furthermore, the members of the Board of Management require the consent of the Supervisory Board before commencing any sideline activities. This ensures that neither the time required nor the remuneration paid for such activities leads to any conflict with the members' duties to the Group.

Insofar as such sideline activities are memberships of other supervisory boards or comparable boards, they are disclosed in the Notes to the Consolidated Financial Statements of Daimler AG and on our website.

No remuneration is paid to Board of Management members for board positions held at other companies of the Group.

Loans to members of the Board of Management. In 2008, no advances or loans were made to members of the Board of Management of Daimler AG.

Payments made to former members of the Board of Management of Daimler AG and their survivors. The payments made in 2008 to former members of the Board of Management of Daimler AG and their survivors amounted to €19.1 million (2007 €67.9 million). The difference between the two years is primarily due to the exercise of stock options by former members of the Board of Management in 2007. The pension provisions for former members of the Board of Management and their survivors amounted to €167.0 million at December 31, 2008 (2007: €175.3 million).

Remuneration of the Supervisory Board

Supervisory Board remuneration in 2008. The remuneration of the Supervisory Board is determined by the Annual Meeting of Daimler AG and is governed by the company's Articles of Incorporation. The new regulations for Supervisory Board remuneration approved by the Annual Meeting in April 2008 specify that the members of the Supervisory Board receive, in addition to the refund of their expenses and the cost of any value-added tax incurred by them in performance of their office, fixed remuneration of €100,000, with three times this amount for the Chairman of the Supervisory Board, twice this amount for the Deputy Chairman of the Supervisory Board and the Chairman of the Audit Committee, 1.5 times this amount for the chairmen of the other Supervisory Board committees and members of the Audit Committee, and 1.3 times this amount for members of the other Supervisory Board committees. Members of a Supervisory Board committee are only entitled to remuneration for that membership if the committee has actually convened to fulfill its duties in the respective year. If a member of the Supervisory Board exercises several of the aforementioned functions, he or she is to be remunerated solely for the function with the highest remuneration. The individual remuneration of the members of the Supervisory Board is shown in the table on the right.

The members of the Supervisory Board and its committees receive a meeting fee of €1,100 for each Supervisory Board meeting and committee meeting that they attend.

Except for the remuneration paid to the members of the Supervisory Board representing the employees in accordance with their contracts of employment, no remuneration was paid for services provided personally beyond the aforementioned board and committee activities, in particular for advisory or agency services.

The remuneration paid in 2008 to the members of the Supervisory Board of Daimler AG for their services to the Group therefore totaled €2.8 million (2007: €2.1 million).

Loans to members of the Supervisory Board. In 2008, no advances or loans were made to members of the Supervisory Board of Daimler AG.

Supervisory Board remuneration

Name	Function(s) remunerated	Total in 2008
Amounts in €		
Dr. Manfred Bischoff [1]	Chairman of the Supervisory Board, the Presidential Committee and the Nomination Committee	**313,200**
Erich Klemm [2]	Deputy Chairman of the Supervisory Board, the Presidential Committee and the Audit Committee	**217,600**
Sari Baldauf	Member of the Supervisory Board (since Feb. 11, 2008)	**96,498**
Dr. Clemens Börsig	Member of the Supervisory Board and the Audit Committee	**164,300**
Prof. Dr. Heinrich Flegel	Member of the Supervisory Board	**108,800**
Dr. Jürgen Hambrecht	Member of the Supervisory Board (since Feb. 8, 2008)	**95,117**
Jörg Hofmann [2]	Member of the Supervisory Board (since April 9, 2008)	**79,551**
Dr. Thomas Klebe [2, 4]	Member of the Supervisory Board and the Presidential Committee	**154,700**
Arnaud Lagardère [1]	Member of the Supervisory Board	**103,300**
Jürgen Langer [2]	Member of the Supervisory Board	**108,800**
Helmut Lense [2]	Member of the Supervisory Board	**108,800**
Ansgar Osseforth [6]	Member of the Supervisory Board (until April 9, 2008)	**80,651**
William A. Owens	Member of the Supervisory Board	**108,800**
Gerd Rheude [2]	Member of the Supervisory Board (since April 9, 2008)	**28,422**
Wolf Jürgen Röder [2]	Member of the Supervisory Board (until April 9, 2008)	**28,422**
Valter Sanchez [3]	Member of the Supervisory Board	**107,700**
Dr. Manfred Schneider	Member of the Supervisory Board, the Presidential Committee and the Nomination Committee	**142,100**
Stefan Schwaab [2]	Member of the Supervisory Board and the Audit Committee	**165,400**
Bernhard Walter	Member of the Supervisory Board and Chairman of the Audit Committee	**215,400**
Uwe Werner [2]	Member of the Supervisory Board	**108,800**
Lynton R. Wilson [5]	Member of the Supervisory Board and the Nomination Committee	**147,415**
Dr. Mark Wössner	Member of the Supervisory Board	**107,700**

1 Dr. Bischoff (until April 5, 2007) and Mr. Lagardère also received remuneration in 2008 (for 2007) and meeting fees (for 2008) in connection with their respective positions on the Board of Directors of EADS N.V. amounting to €46,375 and €178,109. Since EADS is consolidated at equity, these payments are not considered in the calculation of Supervisory Board remuneration.
2 These employee representatives have stated that their board remuneration will be transferred to the Hans-Böckler Foundation, in accordance with the guidelines of the German Trade Union Federation. The Hans-Böckler Foundation is a German not-for-profit organization of the German Trade Union Federation.
3 Mr. Sanches has directed that his board remuneration shall be paid to the Hans-Böckler Foundation.
4 The figure for Dr. Klebe includes remuneration and meeting fees of €13,700 for his board services at Daimler Luft- und Raumfahrt Holding AG. These remuneration and fees will also be transferred to the Hans-Böckler Foundation.
5 The figure for Mr. Wilson includes remuneration and meeting fees of €1,924 for his board services at Mercedes-Benz Canada Inc.
6 Mr. Osseforth has directed that a portion of his board remunaration shall be paid to a foundation called Treuhandstiftung Erwachsenenbildung.

Declaration of Compliance with the German Corporate Governance Code

Section 161 of the German Stock Corporation Act (AktG) requires the Board of Management and the Supervisory Board of a listed stock corporation to declare each year that the recommendations of the "German Corporate Governance Code Government Commission" as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette have been and are being met or, if not, which recommendations have not been or are not being applied. Shareholders must be given permanent access to such declaration.

The German Corporate Governance Code ("Code") contains rules with varying binding effects. Apart from outlining aspects of the current German Stock Corporation Act, it contains recommendations from which companies are permitted to deviate. However, if they do so, they must disclose this each year. The Code also contains suggestions which can be ignored without giving rise to any disclosure requirement.

The Board of Management and the Supervisory Board of Daimler AG have decided to disclose not only deviations from the Code's recommendations (see I.) but also – without being legally obliged to do so – deviations from its suggestions (see II.).

For the period from December 2007 until August 7, 2008, the following declaration refers to the Code as amended on June 14, 2007. For the corporate governance practice of Daimler AG since August 8, 2008, this declaration refers to the requirements of the Code as amended on June 6, 2008 and published in the electronic Federal Gazette on August 8, 2008.

The Board of Management and the Supervisory Board of Daimler AG declare that as a rule both the recommendations and the suggestions of the "German Corporate Governance Code Government Commission" have been and are being met. The Board of Management and the Supervisory Board also intend to follow the recommendations and suggestions of the German Corporate Governance Code in the future. The following recommendations and suggestions are the only ones that have not been and are not being applied:

I. Deviations from the recommendations of the German Corporate Governance Code

1. Deductible with the D&O insurance (Code Clause 3.8, Paragraph 2) The directors' and officers' liability insurance (D&O insurance) obtained by Daimler AG excludes coverage for intentional acts and omissions and for breaches of duty knowingly committed by members of the Board of Management and the Supervisory Board. As a result, the question of whether or not a deductible is advisable arises only in the context of negligent breaches of duty.

We do not believe it is advisable to have a deductible for cases of negligence by members of the Supervisory Board because it could impede the company's ability to staff its Supervisory Board with prominent members of the community from Germany and abroad with extensive business experience. Qualified candidates could be deterred by having to accept far-reaching liability risks for potential negligence. The fact that a deductible is fairly unusual in other countries makes this even more of a problem.

The D&O insurance of Daimler AG does provide for a deductible in cases of ordinary or gross negligence by members of the Board of Management. Moreover, in cases of gross negligence, the Presidential Committee of the Supervisory Board (which is responsible for the Board of Management members' service contracts) may decide to make a percentage deduction from the variable portion of the remuneration of the member of the Board of Management concerned. In terms of its overall financial result, this would have the effect of an additional deductible. In the view of Daimler AG, this rule enables individual cases to be judged more fairly on their merits than the blanket approach of the Code.

2. Remuneration of the Supervisory Board (Code Clause 5.4.6, Paragraph 2, Sentence 1) The Supervisory Board of Daimler AG receives adequate remuneration that contains fixed and function-related elements as well as attendance fees. The Articles of Incorporation provide for a base annual fee for each Member of the Supervisory Board. This base annual fee increases in line with the respective area of responsibility if a member exercises additional functions within the Supervisory Board such as membership or the chair of a committee or the Chair or Deputy Chair of the Supervisory Board. We believe that a function-related remuneration system is more appropriate for the oversight role of Supervisory Board members than performance-related remuneration because it eliminates any potential conflicting interests with possible effects on performance criteria that might arise from decisions of the Supervisory Board. The Supervisory Board therefore does not receive performance-related remuneration.

II. Deviations from the suggestions of the German Corporate Governance Code

1. Broadcast of the Annual Meeting (Code Clause 2.3.4) The Annual Meeting of Daimler AG is broadcast on the Internet until the end of the Board of Management's report. Continuing the broadcast after that point, particularly broadcasting comments made by individual shareholders, could be construed as interfering with privacy rights. For this reason, the company will continue to refrain from broadcasting the entire Annual Meeting.

2. Variable remuneration of the Supervisory Board relating to the company's long-term success (Code Clause 5.4.6 Paragraph 2, Sentence 2) We refer to the comments made under I. 2. with regard to the introduction of performance-related remuneration.

Stuttgart, December 2008

The Supervisory Board The Board of Management

Members of the Supervisory Board

Dr. Manfred Bischoff
Munich
Chairman of the Supervisory Board of Daimler AG

Other supervisory board memberships / directorships:
Fraport AG
Royal KPN N.V.
Nortel Networks Corporation and Nortel Networks Ltd.
SMS GmbH - Chairman
UniCredit S.p.A.
Voith AG

Erich Klemm*
Sindelfingen
Chairman of the General Works Council, Daimler Group and Daimler AG;
Deputy Chairman of the Supervisory Board of Daimler AG

Sari Baldauf
Helsinki
Former Executive Vice President and General Manager of the Networks Business Group of Nokia Corporation
(since February 11, 2008)

Other supervisory board memberships / directorships:
Hewlett-Packard Company
Sanoma OY
F-Secure Corporation
CapMan OYj

Dr. Clemens Börsig
Frankfurt am Main
Chairman of the Supervisory Board of Deutsche Bank AG

Other supervisory board memberships / directorships:
Linde AG
Bayer AG

Prof. Dr. Heinrich Flegel*
Stuttgart
Director Research Materials and Manufacturing, Daimler AG;
Chairman of the Management Representative Committee, Daimler Group

Dr. Jürgen Hambrecht
Ludwigshafen
Chairman of the Board of Executive Directors of BASF SE
(since February 8, 2008)

Other supervisory board memberships / directorships:
Deutsche Lufthansa AG

Jörg Hofmann*
Stuttgart
German Metalworkers' Union (IG Metall), District Manager, Baden-Württemberg (since April 9, 2008)

Other supervisory board memberships / directorships:
Robert Bosch GmbH
Heidelberger Druckmaschinen AG

Dr. Thomas Klebe*
Frankfurt am Main
General Counsel of the German Metalworkers' Union (IG Metall)

Other supervisory board memberships / directorships:
Daimler Luft- und Raumfahrt Holding AG
ThyssenKrupp Services

Arnaud Lagardère
Paris
General Partner and CEO of Lagardère SCA

Other supervisory board memberships / directorships:
Hachette SA
EADS N.V.
EADS Participations B.V.
Hachette Livre (SA)
Lagardère Services (SAS) - Chairman
Lagardère Active (SAS) - Chairman
Lagardère Active Publicité
Lagardère Active Radio
International (SA)
Lagardère (SAS)
Lagardère Capital & Management (SAS)
Arjil Commanditée - Arco (SA)
Lagardère Ressources (SAS)
LVHM Moet Hennessy Louis Vuitton (SA)
Lagardère Sports (SAS) - Chairman
SOGEADE Gérance (SAS)

Jürgen Langer*
Frankfurt am Main
Chairman of the Works Council of the Frankfurt/Offenbach Dealership, Daimler AG

Helmut Lense*
Stuttgart
Chairman of the Works Council, Untertürkheim Plant, Daimler AG

Ansgar Osseforth*
Sindelfingen
Team Leader Mercedes-Benz Research and Development,
Member of the Works Council, Sindelfingen Plant, Daimler AG
(since April 9, 2008)

William A. Owens
Kirkland
Former President and Chief Executive Officer of Nortel Networks Corporation,
Chairman of AEA Capital Asia

Other supervisory board memberships / directorships:
Polycom Inc.
AEA Investors LLC
Wipro Ltd.
Embarq Corp. - Chairman
Intelius Inc.
Force 10 Networks Inc.
Unifrax Corp.

Valter Sanches*
São Paulo
General Secretary of Confederação Nacional dos Metalúrgicos/CUT

* Representative of the employees

Dr. Manfred Schneider
Leverkusen
Chairman of the Supervisory Board of Bayer AG

Other supervisory board memberships / directorships:
Linde AG – Chairman
RWE AG
TUI AG

Stefan Schwaab*
Gaggenau
Vice Chairman of the General Works Council, Daimler Group and Daimler AG;
Vice Chairman of the Works Council Gaggenau Plant, Daimler AG

Bernhard Walter
Frankfurt am Main
Former Spokesman of the Board of Management of Dresdner Bank AG

Other supervisory board memberships / directorships:
Bilfinger Berger AG – Chairman
Deutsche Telekom AG
Henkel AG & Co. KGaA
Hypo Real Estate Holding AG (since November 17, 2008)

Uwe Werner*
Bremen
Chairman of the Works Council, Bremen Plant, Daimler AG

Lynton R. Wilson
Toronto
Chairman of the Board of CAE Inc.,
Chairman Emeritus, Nortel Networks Corporation;
Chancellor of McMaster University

Dr. Mark Wössner
Munich
Former CEO and Chairman of the Supervisory Board of Bertelsmann AG

Other supervisory board memberships / directorships:
eCircle AG – Chairman
Loewe AG
Douglas Holding AG
Heidelberger Druckmaschinen AG – Chairman

Retired from the Supervisory Board

Earl G. Graves
New York
Publisher, Black Enterprise Magazine
(retired December 31, 2007)

Peter A. Magowan
San Francisco
President of San Francisco Giants
(retired December 31, 2007)

Gerd Rheude*
Wörth
Chairman of the Works Council, Wörth Plant, Daimler AG
(retired April 9, 2008)

Wolf Jürgen Röder*
Frankfurt am Main
Member of the President's Staff of the German Metalworkers' Union (IG Metall)
(retired April 9, 2008)

Committees of the Supervisory Board

Committee pursuant to Section 27, Subsection 3 of the German Codetermination Act (MitbestG)
Dr. Manfred Bischoff (Chairman)
Erich Klemm*
Dr. Manfred Schneider
Dr. Thomas Klebe*

Presidential Committee
Dr. Manfred Bischoff (Chairman)
Erich Klemm*
Dr. Manfred Schneider
Dr. Thomas Klebe*

Audit Committee
Bernhard Walter (Chairman)
Dr. Clemens Börsig
Erich Klemm*
Stefan Schwaab*

Nomination Committee
Dr. Manfred Bischoff (Chairman)
Dr. Manfred Schneider
Lynton R. Wilson

* Representative of the employees

Report of the Supervisory Board

In seven meetings during the 2008 financial year, the Supervisory Board dealt comprehensively with the operational and strategic development of the Group. Numerous special topics and issues requiring the consent of the Supervisory Board were discussed and decided upon, which in the second half of the year were increasingly influenced by the financial crisis. As in the prior year, a two-day strategy workshop was held together with the Board of Management.

Cooperation between the Supervisory Board and the Board of Management. In all of the Supervisory Board meetings, there was an intensive and open exchange of opinions concerning the position of the Group and the development of its business and financial situation, including effects on employment. Issues requiring the consent of the Supervisory Board, investment plans and fundamental questions of business policy and strategy were dealt with in particular detail and decided upon on the basis of comprehensive documentation and queries directed at the Board of Management. Furthermore, the Board of Management informed the Supervisory Board with the use of monthly reports about the most important performance figures and submitted to the Supervisory Board the quarterly interim reports.

The Supervisory Board was kept fully informed of specific matters also between its meetings, and, as required in individual cases, following consultation with the Chairman of the Supervisory Board it was requested to pass its resolutions in writing. In addition, the Chairman of the Board of Management informed the Chairman of the Supervisory Board in regular discussions about all important developments and upcoming decisions.

Issues discussed at the meetings in 2008. At the end of February 2008, the Supervisory Board dealt with the audited 2007 financial statements of the company, the 2007 consolidated financial statements, the management report of the company and the management report of the Group, which all together received an unqualified opinion from the independent auditors. The Supervisory Board also decided upon the proposal for the Annual Meeting on the appropriation of earnings, the agenda for the Annual Meeting and the proposal of candidates for election to the Supervisory Board as members representing the shareholders. Finally, the Supervisory Board approved board positions at other companies and other business activities of the members of the Board of Management as presented in the meeting, as well as the proposed publication of the rules of procedure for the Supervisory Board and its committees.

In March, the Supervisory Board consented to the provision of financial support in the form of an investor solution to end the insolvency of one of the Group's important suppliers that was in financial distress.

Following the election of employee representatives to the Supervisory Board of Daimler AG, which took effect following the end of the Annual Meeting, the positions of the employee representatives in the committees were to be newly filled. The required elections were held in a meeting of the Supervisory Board convened directly after the Annual Meeting.

In a further meeting held in April 2008, the Supervisory Board dealt not only with the course of business and the results of the first quarter, but also with the results of the review of the Supervisory Board's own efficiency, which was carried out with external support.

In May, the Supervisory Board authorized the Board of Management to carry out a real-estate transaction through the subsidiary Mercedes-Benz Manhattan.

With regard to the authorization granted by the Annual Meeting on April 9, 2008, in June 2008 the Supervisory Board approved, subject to the availability of appropriate retained earnings pursuant to Section 272, Subsection 4 of the German Commercial Code (HGB), the formation of a budget also in the 2008 financial statements to buy back a maximum of 10% of the outstanding shares as of April 9, 2008, during the period until April 8, 2009, the date of the next Annual Meeting. As proposed by the Board of Management, due to the changed economic situation the program was suspended in October 2008.



Dr. Manfred Bischoff, Chairman of the Supervisory Board

In addition to discussing the business development and the results of the second quarter, the Supervisory Board dealt with ongoing legal proceedings in the meeting in June, as it also did in other meetings. It also reviewed a detailed report about the status of investigations by the US Securities and Exchange Commission (SEC) and the US Department of Justice (DOJ). Furthermore, in the presence of the independent Compliance Advisor, the Supervisory Board dealt with the status of the further development of the wide-ranging Compliance Organization, including the supporting measures for communication, training and the revision of existing rules of conduct. Finally, the Supervisory Board dealt with the intended redesign of the Group's planning process.

During the two-day strategy workshop in September, the Supervisory Board received information on the following topics: the implementation of the strategic orientation of Daimler AG as presented by the Board of Management in the prior year with consideration of the current economic situation, the related projects initiated by the various divisions, the positioning of the Group and its divisions in relation to the competition, and product strategy. Particular attention was given to growth opportunities in developing markets; the technological development of combustion engines, electric drive, hybrid drive and hydrogen-fueled drive; the latest trends in consumer behavior; and the overall technology and marketing strategy to secure sustainable mobility.

In October, the Supervisory Board approved a budget to optimize and reposition the business operations of Daimler Trucks North America, which had become necessary due to the development of the North American commercial vehicle market. It also held intensive discussions with the Board of Management about the worsening financial crisis with regard to its effects on the automotive industry, and about the Group's business development. In this context, falling unit sales in key markets were discussed, as were the development of raw-material prices and the effects of exchange-rate changes, the reassessment of vehicles' residual values and dependence on suppliers.

In December, the Supervisory Board dealt with the operative planning for the years 2009 through 2010 and decided on the financing limits for the year 2009. Due to considerable uncertainty regarding economic developments in the years 2009 and 2010, the Board of Management will submit the required planning adjustments to the Supervisory Board in good time. In connection with the planning, the Supervisory Board discussed with the Board of Management the implementation of efficiency programs in all divisions as well as the adjustments necessary in the production program and their effects on the employment situation.

Furthermore, the Supervisory Board approved a joint venture between the Daimler Trucks division and Foton in China, the acquisition of an equity interest in Kamaz, a Russian truck manufacturer, and the strategic alliance with Evonik for the development and production of lithium-ion batteries.

Other important topics discussed in the December meeting were personnel matters of the Board of Management, a report of the Board of Management on the Group's risk management system, various corporate governance issues, and the effects of the draft version of Germany's Accounting Law Modernization Act.

Corporate governance. The Supervisory Board was occupied with corporate governance issues in several of its meetings during the year 2008. The results of the first external efficiency review of the Supervisory Board's activities and the measures derived from it were discussed in detail in the April meeting.

In the meeting of the Supervisory Board in July, an institutionalized item of the agenda entitled "Executive Session" was introduced, so that - in line with the rules of procedure of the Supervisory Board - issues can be discussed in the absence of the Board of Management.

In the December meeting, pursuant to Section 161 of the German Stock Corporation Act (AktG), the 2008 declaration of compliance with the German Corporate Governance Code as amended on June 6, 2008 was approved, the rules of procedure of the Supervisory Board and its committees were updated, and the status of implementation of measures relating to the results of the efficiency review were discussed.

Supervisory Board members are obliged to disclose potential conflicts of interest to the entire Supervisory Board and not to participate in discussions or voting on topics for which a potential conflict of interest exists.

One member of the Supervisory Board, Mr. Arnaud Lagardère, was only able to attend fewer than half the meetings held in 2008 due to other urgent commitments and medical necessities.

Report on the work of the committees. The Presidential Committee convened twice in 2008, and dealt with corporate governance issues and questions of remuneration, as well as personnel matters of the Board of Management. In February 2008, the Presidential Committee once again integrated compliance targets in the individual target agreements for the members of the Board of Management, and evaluated the degree of goal accomplishment during the year in consultation with the Group's independent Compliance Advisor and the Chairman of the Audit Committee. In addition, the Presidential Committee prepared the plenary meetings of the Supervisory Board and discussed corporate governance matters and compliance issues.

The Audit Committee met six times in 2008. Details of these meetings are provided in a separate report of this committee (see page 138).

In two meetings in 2008, the Nomination Committee dealt primarily with questions of the structure, orientation and qualification profile of the Supervisory Board members representing the shareholders.

As in previous years, the Mediation Committee, a body required by the provisions of Germany's Codetermination Act, had no occasion to take any action in 2008.

The Supervisory Board was continually informed about all the committees' activities, and in particular about their decisions, in each case in the Supervisory Board meeting following such decisions.

Personnel changes in the Supervisory Board. As successors to Mr. Earl G. Graves and Mr. Peter A. Magowan (former members of the Supervisory Board representing the shareholders who stepped down from their positions as of December 31, 2007), Ms. Sari Maritta Baldauf (effective February 11, 2008) and Dr. Jürgen Hambrecht (effective February 8, 2008) were appointed as members of the Supervisory Board by the Stuttgart District Court on February 7, 2008. As proposed by the Supervisory Board, Ms. Baldauf and Dr. Hambrecht were then elected by the Annual Meeting on April 9, 2008 as members of the Supervisory Board representing the shareholders for the period until the end of the shareholders' meeting that passes a resolution on the ratification of the actions of the Supervisory Board in the year 2012.

Following the end of the Annual Meeting on April 9, 2008, the period of office began of the newly elected members of the Supervisory Board of Daimler AG representing the employees: Messrs. Erich Klemm, Jürgen Langer, Helmut Lense, Ansgar Osseforth, Stefan Schwaab and Uwe Werner as plant representatives, Messrs. Jörg Hofmann, Thomas Klebe and Valter Sanches as trade union representatives, and Prof. Flegel as a representative of the managerial staff.

Due to these changes, the positions of the employee representatives in committees, with the exception of the Nomination Committee which is composed solely of shareholder representatives, had to be reassigned. In a meeting directly after the Annual Meeting, Mr. Erich Klemm was elected Deputy Chairman of the Supervisory Board and the Audit Committee as well as - for reasons of positions held - Chairman of the Mediation Committee; Dr. Thomas Klebe was elected a member of the Presidential Committee and the Mediation Committee; and Mr. Stefan Schwaab was elected a member of the Audit Committee. Effective at the end of the Annual Meeting, employee representatives Mr. Gerd Rheude and Mr. Wolf Jürgen Röder stepped down from the Supervisory Board.

Personnel changes in the Board of Management. In its meeting in December, the Supervisory Board appointed Mr. Wilfried Porth (49) as Board of Management Member for Human Resources and Labor Relations Director for a period of three years, rounded up to the end of the month, i.e. until April 30, 2012. Mr. Porth will take up his position after the Annual Meeting in 2009 and will succeed Mr. Günther Fleig, who will be 60 years old in February 2009 and whose appointment expires at the end of the Annual Meeting planned for April 8, 2009.

Audit of the 2008 financial statements. The Daimler AG financial statements and management report for 2008 were duly audited by KPMG AG Wirtschaftsprüfungsgesellschaft (formerly KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft), Berlin, and were given an unqualified audit opinion. The same applies to the consolidated financial statements prepared according to IFRS, which were supplemented with a group management report and additional notes. The financial statements and the appropriation of earnings proposed by the Board of Management, as well as the auditors' reports, were submitted to the Supervisory Board for its review. They were dealt with in detail by the Audit Committee and the Supervisory Board and discussed in the presence of the auditors, who reported on the results of their audit. The Supervisory Board has approved the financial statements presented by the Board of Management. The financial statements are thereby adopted. Finally, the Supervisory Board has examined the appropriation of earnings proposed by the Board of Management and is in agreement with this proposal.

Appreciation. The Supervisory Board thanks all of the employees of the Daimler Group, the management and the departing members of the Supervisory Board for their individual efforts and achievements in the year 2008.

Stuttgart, February 2009

The Supervisory Board



Dr. Manfred Bischoff
Chairman

Report of the Audit Committee

The Audit Committee convened six times in 2008. These meetings were generally attended by, in addition to the members of the Audit Committee, the Chairman of the Supervisory Board, the Chairman of the Board of Management, the member of the Board of Management responsible for finance and controlling (CFO), the external auditors and, for the appropriate items of the agenda, the heads of the relevant specialist departments. In parallel, the Chairman of the Audit Committee also held regular individual discussions, for example with the external auditors, the CFO, the heads of the Corporate Accounting, Corporate Audit, Corporate Compliance and Legal departments and the Group's independent Compliance Advisor. The Audit Committee was regularly informed about the results of these discussions. The Chairman of the Audit Committee reported to the Supervisory Board about the results of each meeting in the following Supervisory Board meeting.

In two meetings attended by the external auditors in February 2008, the Audit Committee reviewed the annual company financial statements and the annual consolidated financial statements as well as the management reports of Daimler AG and the Group for the year 2007, the annual report according to Form 20-F, the proposal made by the Board of Management on the appropriation of profits and the report of the Board of Management (which was intended for subsequent publication). The Audit Committee recommended that at its next meeting the Supervisory Board should approve the annual financial statements and adopt the Board of Management's proposal on the appropriation of profits.

In further meetings during the course of the year, each attended by the external auditors, the Audit Committee together with the Board of Management dealt in detail with the Group's interim reports on the first quarter, first half and first nine months of 2007.

The Audit Committee regularly examined the qualifications and independence of the external auditors and, in a separate procedure, their efficiency. It also monitored the implementation of the principles decided upon for the approval of services provided by the external auditors. After receiving the approval of the Annual Meeting, the Audit Committee engaged KPMG AG Wirtschaftsprüfungsgesellschaft (formerly KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft), Berlin, to conduct the 2008 annual audit, negotiated the audit fee of the external auditors, and determined the important audit issues for the year 2008.

A key point of the Audit Committee's work in 2008 was dealing with the Group's internal control mechanism in accordance with Section 404 of the Sarbanes-Oxley Act (internal control over financial reporting). The Audit Committee also dealt with the effectiveness and further development of the risk management system, the report on legal risks, the reports and programs of the Corporate Audit and Corporate Compliance departments, new legislative developments of relevance for the Audit Committee and significant differences between accounting according to the German Commercial Code (HGB) and according to IFRS.

As in previous years, the investigations taking place at the Group that were initiated by the United States Securities and Exchange Commission (SEC) formed another focus of the Audit Committee's work also in 2008. In each regular meeting, the Audit Committee was informed about the stage of affairs by the Group's management and the lawyers and external auditors involved and by the Group's independent Compliance Advisor. In this context, the progress made with the implementation and further development of internal guidelines and codes of conduct as far as a comprehensive compliance system was discussed. The Chairman of the Audit Committee was also continually informed between the regular meetings about important targets and activities of the compliance organization.



Bernhard Walter, Chairman of the Audit Committee

Furthermore, the Audit Committee dealt regularly with complaints and criticism concerning financial reporting, the Group's reputation and the internal monitoring system, which were received from Daimler employees confidentially and, if desired, anonymously. Information concerning violations of Section 302, Subsection 5 of the Sarbanes-Oxley Acts was received separately.

In two meetings attended by the external auditors in February 2009, the Audit Committee reviewed the annual company financial statements and the annual consolidated financial statements for 2008 with the respective management reports, including the annual report on Form 20-F, and the proposal made by the Board of Management on the appropriation of profits. The audit reports and important accounting matters were discussed in detail with the external auditors. Following an intensive review and discussion of the documents, the Audit Committee then recommended that the Supervisory Board agree to the Board of Management's proposal on the appropriation of distributable profits and approve the financial statements.

Once again in the year 2008, the Audit Committee conducted a specific self-evaluation of its activities.

Stuttgart, February 2009

The Audit Committee

Bernhard Walter
Chairman

The Consolidated **Financial Statements** of Daimler AG and its subsidiaries, which is presented in the following, have been prepared in accordance with **International Financial Reporting Standards (IFRS)**. The Consolidated **Financial Statements** also include all additional requirements set forth in Section 315a(1) of the German Commercial Code (HGB).



NCT
NCT

Contents

Responsibility Statement

in accordance with Section 37y (1) of the WpHG (German Securities Trading Act) in conjunction with Section 297 (2), 4 and Section 315 (1), 6 of the HGB (German Commercial Law)

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Stuttgart, February 24, 2009



Dieter Zetsche



Andreas Renschler



Günther Fleig



Bodo Uebber



Rüdiger Grube



Thomas Weber

Independent Auditors' Report

We have audited the consolidated financial statements prepared by the Daimler AG, Stuttgart, comprising balance sheet, income statement, statement of changes in equity, cash flow statement and notes to the consolidated financial statements, together with the management report for Daimler AG and subsidiaries (the Group) for the business year from January 1 to December 31, 2008. The preparation of the consolidated financial statements and the Group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a (1) HGB (Handelsgesetzbuch; German Commercial Code) are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit. In addition, we have been engaged to express an opinion as to whether the consolidated financial statements comply with IFRS as promulgated by the International Accounting Standards Board (IASB-IFRS).

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the Group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the Group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any qualifications.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and IASB-IFRS and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The Group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Stuttgart, February 24, 2009

KPMG AG
Wirtschaftsprüfungsgesellschaft

(formerly
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft)





Prof. Dr. Nonnenmacher
Wirtschaftsprüfer

Krauß
Wirtschaftsprüfer

Consolidated Statements of Income

in millions of €	Note	Consolidated Year ended December 31, 2008	2007	2006	Industrial Business[1] Year ended December 31, 2008	2007	2006	Daimler Financial Services[1] Year ended December 31, 2008	2007	2006
Revenue	3	**95,873**	99,399	99,222	**86,591**	90,688	91,116	**9,282**	8,711	8,106
Cost of sales	4	**(74,314)**	(75,404)	(78,782)	**(66,482)**	(68,168)	(72,215)	**(7,832)**	(7,236)	(6,567)
Gross profit		**21,559**	23,995	20,440	**20,109**	22,520	18,901	**1,450**	1,475	1,539
Selling expenses	4	**(9,204)**	(8,956)	(8,936)	**(8,887)**	(8,643)	(8,629)	**(317)**	(313)	(307)
General administrative expenses	4	**(4,124)**	(4,023)	(4,088)	**(3,608)**	(3,492)	(3,618)	**(516)**	(531)	(470)
Research and non-capitalized development costs		**(3,055)**	(3,158)	(3,018)	**(3,055)**	(3,158)	(3,018)	**–**	–	–
Other operating income (expense), net	5	**780**	27	642	**749**	35	617	**31**	(8)	25
Share of profit (loss) from companies accounted for using the equity method, net	12	**(998)**	1,053	(148)	**(1,029)**	1,051	(174)	**31**	2	26
Other financial income (expense), net	6	**(2,228)**	(228)	100	**(2,226)**	(233)	106	**(2)**	5	(6)
Earnings before interest and taxes (EBIT)[2]		**2,730**	8,710	4,992	**2,053**	8,080	4,185	**677**	630	807
Interest income (expense), net	7	**65**	471	(90)	**76**	482	(80)	**(11)**	(11)	(10)
Profit before income taxes		**2,795**	9,181	4,902	**2,129**	8,562	4,105	**666**	619	797
Income tax expense	8	**(1,091)**	(4,326)	(1,736)	**(882)**	(4,101)	(1,398)	**(209)**	(225)	(338)
Net profit from continuing operations		**1,704**	4,855	3,166	**1,247**	4,461	2,707	**457**	394	459
Net profit (loss) from discontinued operations	2	**(290)**	(870)	617	**(290)**	(1,850)	46	**–**	980	571
Net profit		**1,414**	3,985	3,783	**957**	2,611	2,753	**457**	1,374	1,030
Minority interest		**(66)**	(6)	(39)						
Profit attributable to shareholders of Daimler AG		**1,348**	3,979	3,744						
Earnings (loss) per share (in €) for profit attributable to shareholders of Daimler AG	33									
Basic										
Net profit from continuing operations		**1.71**	4.67	3.06						
Net profit (loss) from discontinued operations		**(0.30)**	(0.84)	0.60						
Net profit		**1.41**	3.83	3.66						
Diluted										
Net profit from continuing operations		**1.70**	4.63	3.04						
Net profit (loss) from discontinued operations		**(0.30)**	(0.83)	0.60						
Net profit		**1.40**	3.80	3.64						

1 Additional information about the Industrial Business and Daimler Financial Services is not required under IFRS and is unaudited.
2 EBIT includes expenses from compounding of provisions (2008: €429 million; 2007: €444 million; 2006: €418 million).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

in millions of €	Note	Consolidated At December 31, 2008	Consolidated At December 31, 2007	Industrial Business[1] At December 31, 2008	Industrial Business[1] At December 31, 2007	Daimler Financial Services[1] At December 31, 2008	Daimler Financial Services[1] At December 31, 2007
Assets							
Intangible assets	9	6,037	5,202	5,964	5,128	73	74
Property, plant and equipment	10	16,087	14,650	16,022	14,600	65	50
Equipment on operating leases	11	18,672	19,638	7,185	8,186	11,487	11,452
Investments accounted for using the equity method	12	4,319	5,034	4,258	4,845	61	189
Receivables from financial services	13	25,003	22,933	(302)	–	25,305	22,933
Other financial assets	14	3,278	4,155	3,060	3,928	218	227
Deferred tax assets	8	2,828	1,882	2,544	1,613	284	269
Other assets	15	606	480	454	339	152	141
Total non-current assets		76,830	73,974	39,185	38,639	37,645	35,335
Inventories	16	16,805	14,086	16,244	13,604	561	482
Trade receivables	17	6,999	6,361	6,793	6,135	206	226
Receivables from financial services	13	17,384	16,280	(67)	–	17,451	16,280
Cash and cash equivalents		6,912	15,631	4,664	14,894	2,248	737
Other financial assets	14	4,718	5,472	(2,489)	(1,034)	7,207	6,506
Other assets	15	2,571	2,368	181	(68)	2,390	2,436
Sub-total current assets		55,389	60,198	25,326	33,531	30,063	26,667
Assets held for sale (Potsdamer Platz)	18	–	922	–	922	–	–
Total current assets		55,389	61,120	25,326	34,453	30,063	26,667
Total assets		132,219	135,094	64,511	73,092	67,708	62,002
Equity and liabilities							
Share capital		2,768	2,766				
Capital reserves		10,204	10,221				
Retained earnings		19,359	22,656				
Other reserves		328	1,075				
Treasury shares		(1,443)	–				
Equity attributable to shareholders of Daimler AG		31,216	36,718				
Minority interest		1,508	1,512				
Total equity	19	32,724	38,230	28,092	33,840	4,632	4,390
Provisions for pensions and similar obligations	21	4,140	3,852	3,969	3,686	171	166
Provisions for income taxes		1,582	1,761	1,579	1,761	3	–
Provisions for other risks	22	4,910	6,129	4,801	5,984	109	145
Financing liabilities	23	31,209	31,867	10,505	11,905	20,704	19,962
Other financial liabilities	24	1,942	1,747	1,846	1,589	96	158
Deferred tax liabilities	8	1,725	673	(3,171)	(2,091)	4,896	2,764
Deferred income		1,728	1,855	1,210	1,351	518	504
Other liabilities	25	77	114	78	114	(1)	–
Total non-current liabilities		47,313	47,998	20,817	24,299	26,496	23,699
Trade payables		6,478	6,939	6,268	6,730	210	209
Provisions for income taxes		774	548	39	(1,180)	735	1,728
Provisions for other risks	22	6,830	7,272	6,647	7,026	183	246
Financing liabilities	23	27,428	23,100	(6,057)	(6,886)	33,485	29,986
Other financial liabilities	24	8,376	8,368	7,193	7,255	1,183	1,113
Deferred income		1,239	1,341	573	777	666	564
Other liabilities	25	1,057	1,272	939	1,205	118	67
Sub-total current liabilities		52,182	48,840	15,602	14,927	36,580	33,913
Liabilities held for sale (Potsdamer Platz)	18	–	26	–	26	–	–
Total current liabilities		52,182	48,866	15,602	14,953	36,580	33,913
Total equity and liabilities		132,219	135,094	64,511	73,092	67,708	62,002

1 Additional information about the Industrial Business and Daimler Financial Services is not required under IFRS and is unaudited.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity[1]

in millions of €	Share capital	Capital reserves	Retained earnings	Other reserves			Treasury shares	Equity attributable to share-holders of Daimler AG	Minority interests	Total equity
				Currency translation adjustment	Financial assets available-for-sale	Derivative financial instruments				
Balance at January 1, 2006	2,647	8,243	21,485	1,967	451	752	–	35,545	412	35,957
Net profit	–	–	3,744	–	–	–	–	3,744	39	3,783
Income and (expenses) recognized directly in equity	–	–	–	(1,585)	120	414	–	(1,051)	(36)	(1,087)
Deferred taxes on income and (expenses) recognized directly in equity	–	–	–	–	(27)	(155)	–	(182)	–	(182)
Total income for period	–	–	3,744	(1,585)	93	259	–	2,511	3	2,514
Dividends	–	–	(1,527)	–	–	–	–	(1,527)	(20)	(1,547)
Share-based payment	–	39	–	–	–	–	–	39	–	39
Issue of new shares	26	284	–	–	–	–	–	310	9	319
Acquisition of treasury shares	–	–	–	–	–	–	(29)	(29)	–	(29)
Issue of treasury shares	–	–	–	–	–	–	29	29	–	29
Other	–	47	–	–	–	–	–	47	17	64
Balance at December 31, 2006	2,673	8,613	23,702	382	544	1,011	–	36,925	421	37,346
Net profit	–	–	3,979	–	–	–	–	3,979	6	3,985
Income and (expenses) recognized directly in equity	–	–	–	(800)	(244)	32	–	(1,012)	68	(944)
Deferred taxes on income and (expenses) recognized directly in equity	–	–	–	–	19	131	–	150	1	151
Total income for period	–	–	3,979	(800)	(225)	163	–	3,117	75	3,192
Dividends	–	–	(1,542)	–	–	–	–	(1,542)	(37)	(1,579)
Share-based payment	–	36	–	–	–	–	–	36	–	36
Issue of new shares	93	1,549	–	–	–	–	–	1,642	14	1,656
Acquisition of treasury shares	–	–	–	–	–	–	(3,510)	(3,510)	–	(3,510)
Issue of treasury shares	–	–	–	–	–	–	27	27	–	27
Retirement of own shares	–	–	(3,483)	–	–	–	3,483	–	–	–
Other	–	23	–	–	–	–	–	23	1,039	1,062
Balance at December 31, 2007	2,766	10,221	22,656	(418)	319	1,174	–	36,718	1,512	38,230
Net profit	**–**	**–**	**1,348**	**–**	**–**	**–**	**–**	**1,348**	**66**	**1,414**
Income and (expenses) recognized directly in equity	**–**	**–**	**–**	**(99)**	**(250)**	**(599)**	**–**	**(948)**	**(70)**	**(1,018)**
Deferred taxes on income and (expenses) recognized directly in equity	**–**	**–**	**–**	**–**	**14**	**187**	**–**	**201**	**39**	**240**
Total income for period	**–**	**–**	**1,348**	**(99)**	**(236)**	**(412)**	**–**	**601**	**35**	**636**
Dividends	**–**	**–**	**(1,928)**	**–**	**–**	**–**	**–**	**(1,928)**	**(92)**	**(2,020)**
Share-based payment	**–**	**(43)**	**–**	**–**	**–**	**–**	**–**	**(43)**	**–**	**(43)**
Issue of new shares	**2**	**17**	**–**	**–**	**–**	**–**	**–**	**19**	**18**	**37**
Acquisition of treasury shares	**–**	**–**	**–**	**–**	**–**	**–**	**(4,218)**	**(4,218)**	**–**	**(4,218)**
Issue of treasury shares	**–**	**–**	**–**	**–**	**–**	**–**	**58**	**58**	**–**	**58**
Retirement of own shares	**–**	**–**	**(2,717)**	**–**	**–**	**–**	**2,717**	**–**	**–**	**–**
Other	**–**	**9**	**–**	**–**	**–**	**–**	**–**	**9**	**35**	**44**
Balance at December 31, 2008	**2,768**	**10,204**	**19,359**	**(517)**	**83**	**762**	**(1,443)**	**31,216**	**1,508**	**32,724**

1 For other information regarding changes in equity, see Note 19.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows [1]

in millions of €	Consolidated			Industrial Business[2]			Daimler Financial Services[2]		
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Net profit adjusted for	**1,414**	3,985	3,783	**957**	2,611	2,753	**457**	1,374	1,030
Depreciation and amortization	**5,623**	8,010	12,944	**3,123**	4,220	7,173	**2,500**	3,790	5,771
Other non-cash expense and income	**2,622**	3,514	177	**653**	3,121	(464)	**1,969**	393	641
(Gains) losses on disposals of assets	**(720)**	(1,307)	(529)	**(712)**	(1,306)	(545)	**(8)**	(1)	16
Change in operating assets and liabilities									
- Inventories	**(2,717)**	(1,751)	68	**(2,628)**	(1,621)	224	**(89)**	(130)	(156)
- Trade receivables	**(527)**	215	(121)	**(517)**	198	(118)	**(10)**	17	(3)
- Trade payables	**(644)**	208	155	**(644)**	246	122	**-**	(38)	33
- Inventory-related receivables from financial services	**(984)**	(175)	(344)	**(984)**	(175)	(344)	**-**	-	-
- Other operating assets and liabilities	**(862)**	389	(1,796)	**(1,113)**	(1,706)	(2,344)	**251**	2,095	548
Cash provided by (used for) operating activities	**3,205**	13,088	14,337	**(1,865)**	5,588	6,457	**5,070**	7,500	7,880
Purchase of equipment on operating leases	**(5,390)**	(11,231)	(15,811)	**-**	-	-	**(5,390)**	(11,231)	(15,811)
Proceeds from disposals of equipment on operating leases	**3,052**	4,318	4,991	**(179)**	-	-	**3,231**	4,318	4,991
Additions to property, plant and equipment	**(3,559)**	(4,247)	(5,874)	**(3,518)**	(4,206)	(5,845)	**(41)**	(41)	(29)
Additions to intangible assets	**(1,543)**	(1,354)	(1,322)	**(1,523)**	(1,327)	(1,301)	**(20)**	(27)	(21)
Proceeds from disposals of property, plant and equipment and intangible assets	**1,501**	1,297	710	**1,490**	1,263	683	**11**	34	27
Investments in businesses	**(982)**	(159)	(473)	**(981)**	(153)	(54)	**(1)**	(6)	(419)
Proceeds from disposals of businesses	**515**	3,799	1,158	**468**	3,796	1,169	**47**	3	(11)
Cash flow related to the transfer of the Chrysler activities	**-**	22,594	-	**-**	24,029	-	**-**	(1,435)	-
Change in wholesale receivables	**(299)**	(422)	57	**529**	(1,155)	348	**(828)**	733	(291)
Investments in retail receivables	**(12,717)**	(19,813)	(27,550)	**11,120**	9,920	8,666	**(23,837)**	(29,733)	(36,216)
Collections on retail receivables	**11,363**	18,959	27,225	**(8,005)**	(7,207)	(7,548)	**19,368**	26,166	34,773
Proceeds from sale of retail receivables	**-**	2,247	2,339	**-**	-	-	**-**	2,247	2,339
Acquisition of securities (other than trading)	**(10,134)**	(15,030)	(14,827)	**(10,134)**	(15,030)	(14,862)	**-**	-	35
Proceeds from sales of securities (other than trading)	**10,341**	19,617	13,467	**10,246**	19,558	13,467	**95**	59	-
Change in other cash	**(951)**	(38)	53	**(1,015)**	(216)	43	**64**	178	10
Cash provided by (used for) investing activities	**(8,803)**	20,537	(15,857)	**(1,502)**	29,272	(5,234)	**(7,301)**	(8,735)	(10,623)
Change in short-term financing liabilities	**1,525**	(9,763)	1,472	**1,275**	(7,347)	3,104	**250**	(2,416)	(1,632)
Additions to long-term financing liabilities	**28,825**	16,195	29,107	**10,014**	(19,508)	(5,744)	**18,811**	35,703	34,851
Repayment of long-term financing liabilities	**(27,122)**	(28,230)	(26,940)	**(11,936)**	5,240	1,425	**(15,186)**	(33,470)	(28,365)
Dividends paid (including profit transferred from subsidiaries)	**(2,020)**	(1,579)	(1,553)	**(1,861)**	(1,179)	(722)	**(159)**	(400)	(831)
Proceeds from issuance of share capital (including minority interest)	**95**	1,683	339	**(2)**	1,440	306	**97**	243	33
Purchase of treasury shares	**(4,218)**	(3,510)	(29)	**(4,218)**	(3,510)	(29)	**-**	-	-
Cash provided by (used for) financing activities	**(2,915)**	(25,204)	2,396	**(6,728)**	(24,864)	(1,660)	**3,813**	(340)	4,056
Effect of foreign exchange rate changes on cash and cash equivalents	**(206)**	(1,199)	(530)	**(135)**	(1,162)	(432)	**(71)**	(37)	(98)
Net increase (decrease) in cash and cash equivalents	**(8,719)**	7,222	346	**(10,230)**	8,834	(869)	**1,511**	(1,612)	1,215
Cash and cash equivalents at the beginning of the period	**15,631**	8,409	8,063	**14,894**	6,060	6,929	**737**	2,349	1,134
Cash and cash equivalents at the end of the period	**6,912**	15,631	8,409	**4,664**	14,894	6,060	**2,248**	737	2,349

1 For other information regarding consolidated statements of cash flows, see Note 26.
2 Additional information about the Industrial Business and Daimler Financial Services is not required under IFRS and is unaudited.

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of significant accounting policies

General information

The consolidated financial statements of Daimler AG and its subsidiaries ("Daimler" or "the Group") have been prepared in accordance with International Financial Reporting Standards (IFRS) and related interpretations as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements also include all information required by the IFRS as endorsed by the European Union, as well as additional information required by Section 315a(1) of the German Commercial Code (HGB).

Daimler AG is a stock corporation organized under the laws of the Federal Republic of Germany. The company is entered in the Commercial Register of the Stuttgart District Court under No. HRB 19360 and its registered office is located at Mercedesstrasse 137, 70327 Stuttgart, Germany.

The consolidated financial statements of Daimler AG are presented in euros (€).

The Board of Management authorized the consolidated financial statements for issue on February 24, 2009.

Basis of presentation

Applied IFRS. The accounting policies applied in the consolidated financial statements comply with the IFRS required to be applied as of December 31, 2008.

The Group early adopted IFRS 8 "Operating Segments" in a previous year. IFRS 8 replaced IAS 14 "Segment Reporting" and follows the so-called management approach to segment reporting. Accordingly, information concerning the operating segments is published based on internal reporting.

In 2008, the Group early adopted the amendments to IAS 1.68 and 1.71 "Statement of financial position: current assets and liabilities", including the reclassification of the comparative numbers for 2007.

IFRS issued and EU endorsed but not yet adopted. In March 2007, the IASB issued an amendment of IAS 23 "Borrowing Costs." The amendment removes the option of immediately recognizing borrowing costs as an expense which is currently elected by the Group. The amended standard requires capitalization of borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets. Assets are considered qualifying when a substantial period of time is necessary to get them ready for use or sale. Adoption of the amendment is required prospectively as of January 1, 2009 for qualifying assets whose construction or production started after that date. Daimler is currently determining the effect of IAS 23 on the Group's consolidated financial statements.

In May 2008, the IASB published its omnibus standard for improvements to IFRS. One of the improvements is that the presentation of derecognition of assets held for rental is amended. The proceeds from the sale of assets held for rental in the course of ordinary activities has to be recognized as revenue in accordance with the amended IAS 16. Cash flows in conjunction with these sales are shown under cash flows from operating activities in accordance with the amended IAS 7. Daimler will account for these amendments beginning on January 1, 2009 and will adjust prior years accordingly. As a result, revenue and cost of sales have to be adjusted in the statements of income as well as cash flows from operating activities and cash flows from investing activities in the statements of cash flows. Other improvements in the standard will be implemented as of the respective date of effectiveness, as applicable.

IFRS issued but neither EU endorsed nor yet adopted. In January 2008, the IASB published revisions of IFRS 3 "Business Combinations" and IAS 27 "Consolidated and Separate Financial Statements." Major changes are: (a) the requirement that the assets acquired, the liabilities assumed and the equity interests be consistently measured at fair value on the acquisition date; (b) costs incurred in an acquisition are to be recognized in the income statement of the period; (c) option of measuring any non-controlling interest in the entity acquired at fair value; and (d) once control is obtained all other increases and decreases in ownership interest are reported in equity. Adoption of the standard is required prospectively for annual periods beginning on or after July 1, 2009, with earlier adoption permitted. Currently, Daimler does not intend to opt for early adoption of the standards.

Other IFRS issued but not required to be adopted are not expected to have significant influence on the Group's financial position, financial performance or cash flows.

Presentation. Presentation in the balance sheet differentiates between current and non-current assets and liabilities. Assets and liabilities are classified as current if they mature within one year or within a longer operating cycle. Deferred tax assets and liabilities as well as assets and provisions for pensions and similar obligations are presented as non-current items. The consolidated statement of income is presented using the cost-of-sales method.

Commercial practices with respect to certain products manufactured by the Group necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are also significantly influenced by the activities of its financial services business.

To enhance the readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the audited consolidated financial statements, unaudited information with respect to the results of operations and financial position of the Group's industrial and financial services business activities. Such information, however, is not required by IFRS and is not intended to, and does not represent the separate IFRS results of operations and financial position of the Group's industrial or financial services business activities. Eliminations of the effects of transactions between the industrial and financial services businesses have generally been allocated to the industrial business columns.

Measurement. The consolidated financial statements have been prepared on the historical cost basis with the exception of certain items such as available-for-sale financial assets, derivative financial instruments or hedged items as well as pensions and similar obligations. Measurement models applied to those exceptions are described below.

Use of estimates and judgments. Preparation of the consolidated financial statements requires management to make estimates and judgments related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense for the period. Significant items related to such estimates and judgments include recoverability of investments in equipment on operating leases, collectability of receivables from financial services, assumptions of future cash flows from cash-generating units or development projects, recoverability of deferred tax assets, useful lives of plant and equipment, warranty obligations, and assets and obligations related to employee benefits. Actual amounts could differ from those estimates.

For several years, the industrial business activities of Daimler have been confronted with increasing worldwide competitive, technological and regulatory pressure. In this environment, management of Daimler identified and initiated changes including modification of its investment policies, procurement, development and production processes, e.g. platform strategies and the increasing use of identical parts and modules. In consideration of those strategic decisions, Daimler examined their effects on the use of its property, plant and equipment. Useful lives of depreciable property, plant and equipment have been reassessed and changed to reflect the changing business environment for the years following 2006. In 2007, this reassessment of useful lives led to an increase in profit before income taxes of €888 million (€556 million net of taxes and €0.54 per share). At that time the estimated effects on the years 2008 and 2009 amounted to €708 million and €485 million before income taxes. The effects of the change in estimates on net profit (loss) from discontinued operations were not material.

Risks and uncertainties. Daimler's financial position, results of operations and cash flows are subject to numerous risks and uncertainties. For example, a downturn of the global economy could cause actual results to vary from current expectations. In particular, as a result of the current financial crisis and its impact on the economy, significant risks exist regarding the future development of the global economy. Additional parameters which may cause actual results to differ from current expectations include further increases in overcapacity and the intensity of competition in the automotive industry; dependence on suppliers, especially single-source suppliers; fluctuations in currency exchange rates, interest rates and commodity prices; the resolution of significant legal proceedings; and environmental and other government regulations.

Principles of consolidation. The consolidated financial statements include the financial statements of Daimler and, in general, the financial statements of Daimler's subsidiaries, including special purpose entities which are directly or indirectly controlled by Daimler. Control means the power, directly or indirectly, to govern the financial and operating policies of an entity so that the Group obtains benefits from its activities.

The financial statements of consolidated subsidiaries are generally prepared as of the balance sheet date of the consolidated financial statements, except for Mitsubishi Fuso Truck and Bus Corporation (MFTBC), a significant subgroup which is consolidated with a one-month time lag. Adjustments are made for significant events or transactions that occur during the time lag.

The financial statements of Daimler and its subsidiaries included in the consolidated financial statements have been prepared using uniform recognition and valuation principles. All significant intercompany accounts and transactions relating to consolidated subsidiaries and consolidated special purpose entities have been eliminated.

Business combinations arising after the transition to IFRS on January 1, 2005 are accounted for using the purchase method.

Daimler transfers in particular automotive finance receivables in the ordinary course of business to special purpose entities. According to IAS 27 "Consolidated and Separate Financial Statements" and the Standing Interpretations Committee (SIC) Interpretation 12 "Consolidation – Special Purpose Entities," those special purpose entities have to be consolidated by the transferor. The transferred financial assets remain on Daimler's consolidated balance sheet.

Investments in associated companies and joint ventures. Associated companies are equity investments in which Daimler has the ability to exercise significant influence over the financial and operating policies of the investee. Joint ventures are those entities over whose activities Daimler has joint control with partners, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Significant associated companies and joint ventures are accounted for using the equity method.

The excess of the cost of Daimler's initial investment in equity method companies over the Group's proportionate ownership interest is recognized as investor level goodwill and included in the carrying amount of the investment accounted for using the equity method.

If the carrying amount exceeds the recoverable amount of an investment in any associated company or joint venture, the carrying amount of the investment has to be reduced to the recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. An impairment loss is recognized in the income statement in the line item "share of profit (loss) from companies accounted for using the equity method, net."

Profits from transactions with associated companies and joint ventures are eliminated by reducing the carrying amount of the investment.

For the investments in the European Aeronautic Defence and Space Company EADS N.V. (EADS), Tognum AG (Tognum) and Chrysler Holding LLC (Chrysler) the Group's proportionate share of the results of operations are included in Daimler's consolidated financial statements with a three-month time lag because the financial statements of these associated companies are not made available timely to Daimler. Adjustments are made for all significant events or transactions that occur during the time lag (see also Note 12).

Foreign currency translation. Transactions in foreign currency are translated at the relevant foreign exchange rates prevailing at the transaction date. Subsequent gains and losses from the remeasurement of financial assets and liabilities denominated in foreign currency are recognized in profit and loss (except for available-for-sale equity instruments and financial liabilities designated as a hedge of a net investment in a foreign operation).

The assets and liabilities of foreign companies for which the functional currency is not the euro are translated into euros using period-end exchange rates. The translation adjustments generated after the transition to IFRS on January 1, 2005, are recorded directly in equity. The consolidated statements of income and cash flows are translated into euros using average exchange rates during the respective periods.

The exchange rates of the US dollar, the most significant foreign currency for Daimler, were as follows:

	2008	2007	2006
	€1 =	€1 =	€1 =
Exchange rate at December 31	**1.3917**	1.4721	1.3170
Average exchange rate			
First quarter	**1.4976**	1.3106	1.2023
Second quarter	**1.5622**	1.3481	1.2582
Third quarter	**1.5050**	1.3738	1.2743
Fourth quarter	**1.3166**	1.4487	1.2887

Accounting policies

Revenue recognition. Revenue from sales of vehicles, service parts and other related products is recognized when the risks and rewards of ownership of the goods are transferred to the customer, the amount of revenue can be estimated reliably and collectability is reasonably assured. Revenue is recognized net of discounts, cash sales incentives, customer bonuses and rebates granted.

Daimler uses price discounts in response to a number of market and product factors, including pricing actions and incentives offered by competitors, the amount of excess industry production capacity, the intensity of market competition, and consumer demand for the product. The Group may offer a variety of sales incentive programs at any point in time, including: cash offers to dealers and consumers, lease subsidies which reduce the consumers' monthly lease payment, or reduced financing rate programs offered to consumers.

Revenue from receivables from financial services is recognized using the effective interest method. When loans are issued below market rates, related receivables are recognized at present value and revenue is reduced for the interest incentive granted.

The Group offers an extended, separately priced warranty for certain products. Revenue from these contracts is deferred and recognized into income over the contract period in proportion to the costs expected to be incurred based on historical information. In circumstances in which there is insufficient historical information, income from extended warranty contracts is recognized on a straight-line basis. A loss on these contracts is recognized in the current period if the sum of the expected costs for services under the contract exceeds unearned revenue.

For transactions with multiple deliverables, such as when vehicles are sold with free service programs, the Group allocates revenue to the various elements based on their estimated fair values.

Sales in which the Group guarantees the minimum resale value of the product, such as sales to certain rental car company customers, are accounted for similar to an operating lease. The guarantee of the resale value may take the form of an obligation by Daimler to pay any deficiency between the proceeds the customer receives upon resale in an auction and the guaranteed amount, or an obligation to reacquire the vehicle after a certain period of time at a set price. Gains or losses from the resale of these vehicles are included in gross profit.

Revenue from operating leases is recognized on a straight-line basis over the lease term.

Research and non-capitalized development costs. Expenditure for research and development that does not meet the conditions for capitalization according to IAS 38 "Intangible Assets" is expensed as incurred.

Borrowing costs. Borrowing costs are expensed as incurred.

Interest income (expense), net. Interest income (expense), net includes interest expense from liabilities, interest income from investments in securities, cash and cash equivalents as well as interests and changes in fair values related to interest rate hedging activities. Income and expense resulting from the allocation of premiums and discounts is also included. Furthermore, the interest component from pensions and similar obligations is disclosed under this line item.

An exception to the above mentioned principles is made for Financial Services. In this case the interest income and expense as well as the result from derivative financial instruments are disclosed under revenue and cost of sales, respectively.

Other financial income (expense), net. Other financial income (expense), net includes income and expense from financial transactions which are not included under interest expense, net, e.g. expense from the compounding of interest on provisions for other risks.

Gains and losses resulting from the issuance of stock by a Group subsidiary to third parties that reduces Daimler's percentage ownership ("dilution gains and losses") and Daimler's share of any dilution gains and losses reported by its investees accounted for under the equity method are recognized in other financial income (expense), net, or in share of profit (loss) from companies accounted for using the equity method, net.

Income taxes. Current income taxes are determined based on respective local taxable income of the period and tax rules. In addition, current income taxes include adjustments for uncertain tax payments or tax refunds for periods not yet assessed as well as interest expense and penalties on the underpayment of taxes. Deferred tax is included in income tax expense and reflects the changes in deferred tax assets and liabilities except for changes recognized directly in equity.

Deferred tax assets or liabilities are determined based on temporary differences between financial reporting and the tax basis of assets and liabilities including differences from consolidation, loss carry-forwards and tax credits. Measurement takes place on the basis of the tax rates whose effectiveness is expected for the period in which an asset is realized or a liability is settled. For this purpose, the tax rates and tax rules are used which have been enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognized to the extent that taxable profit at the level of the relevant tax authority will be available for the utilization of the deductible temporary differences. Daimler recognizes a valuation allowance for deferred tax assets when it is unlikely that a respective amount of future taxable profit will be available or when Daimler has no control over the tax advantage.

Tax benefits resulting from uncertain income tax positions are recognized at the best estimate of the tax amount expected to be paid.

Discontinued operations. The operating activities of Chrysler including the related financial services business in North America until August 3, 2007, the result from the deconsolidation of the Chrysler activities and adjustments of this result are presented as discontinued operations in the Group's statements of income (see Note 2).

Earnings (loss) per share. Basic earnings (loss) per share are calculated by dividing profit or loss attributable to shareholders of Daimler by the weighted average number of shares outstanding. Diluted earnings per share additionally reflect the potential dilution that would occur if all securities and other contracts to issue ordinary shares were exercised or converted.

Goodwill. For acquisitions consummated after the transition to IFRS on January 1, 2005, goodwill represents the excess of the cost of an acquired business over the fair values assigned to the separately identifiable assets acquired and the liabilities assumed. The purchase of minority rights is treated in the same manner. In the case of an adjustment for contingent consideration, such amount is included in goodwill.

Other intangible assets. Intangible assets acquired are measured at cost less accumulated amortization. If necessary accumulated impairment losses will be recognized. Intangible assets with indefinite lives are reviewed annually to determine whether indefinite-life assessment continues to be supportable. If not, the change in the useful-life assessment from indefinite to finite is made on a prospective basis.

Intangible assets other than development costs with finite useful lives are generally amortized on a straight-line basis over their useful lives (3 to 10 years) and are reviewed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates. The amortization expense on intangible assets with finite useful lives is recorded in functional costs.

Development costs are recognized if the conditions for capitalization according to IAS 38 are met. Subsequent to initial recognition, the asset is carried at cost less accumulated amortization and accumulated impairment losses. Capitalized development costs include all direct costs and allocable overheads and are amortized over the expected product life cycle (2 to 10 years). Amortization of capitalized development costs is an element of the manufacturing costs allocated to those vehicles and components by which they have been generated and is included in cost of sales when the inventory is sold.

Property, plant and equipment. Property, plant and equipment are valued at acquisition or manufacturing costs less accumulated depreciation. If necessary accumulated impairment losses will be recognized. The costs of internally produced equipment and facilities include all direct costs and allocable overheads. Acquisition or manufacturing costs include the estimate of the costs of dismantling and removing the item and restoring the site, if any. Plant and equipment under finance leases are stated at the lower of present value of minimum lease payments or fair value less the respective accumulated depreciation and any accumulated impairment losses. Depreciation expense is recognized using the straight-line method. A residual value of the asset is considered. Property, plant and equipment are depreciated over the following useful lives:

Buildings and site improvements	10 to 50 years
Technical equipment and machinery	6 to 25 years
Other equipment, factory and office equipment	2 to 30 years

Leasing. Leasing includes all arrangements that transfer the right to use a specified asset for a stated period of time in return for a payment, even if the right to use such asset is not explicitly described in an arrangement. The Group is a lessee of property, plant and equipment and a lessor of its products, principally passenger cars, trucks, vans and buses. It is evaluated on the basis of the risks and rewards of a leased asset whether the ownership of the leased asset is attributed to the lessee (finance lease) or to the lessor (operating lease). Rent expense on operating leases where the Group is lessee is recognized over the respective lease terms on a straight-line basis. Equipment on operating leases where the Group is lessor is carried initially at its acquisition or manufacturing cost and is depreciated to its expected residual value over the contractual term of the lease, on a straight-line basis. The same accounting principles apply to assets if Daimler sells such assets and leases them back from the buyer.

Impairment of non-financial assets. Daimler assesses at each reporting date whether there is an indication that an asset may be impaired. If such indication exists, or when annual impairment testing for an asset is required (e.g. goodwill, intangible assets with indefinite useful lives as well as intangible assets not yet in use), Daimler estimates the recoverable amount of the asset. The recoverable amount is determined for each individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets (cash-generating unit). The recoverable amount is the higher of fair value less costs to sell and value in use. Daimler determines the recoverable amount as fair value less costs to sell and compares it with the carrying amount (including goodwill). Fair value is measured by discounting future cash flows using a risk-adjusted interest rate. Cash flows, which influence the assessment of residual values, are estimated on the basis of the operative planning (two years period) supplemented by additional information from the strategic planning, but principally without taking any growth rates into account. Periods not covered by the forecast are taken into account by recognizing a residual value. If fair value less costs to sell cannot be determined or is lower than the carrying amount, value in use is calculated. If the carrying amount exceeds the recoverable amount, an impairment charge is recognized amounting to the difference.

An assessment for assets other than goodwill is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If this is the case, Daimler records a partial or an entire reversal of the impairment. Thereby, the carrying amount is increased to its recoverable amount. However, the increased carrying amount shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized in prior years.

Non-current assets held for sale and disposal groups. Non-current assets held for sale or disposal groups are classified as held for sale and disclosed separately in the balance sheet. The assets or disposal groups are then measured at the lower of carrying amount and fair value less costs to sell and are no longer depreciated. If fair value less costs to sell subsequently increases, any impairment loss previously recognized is reversed. The reversal is restricted to the impairment losses previously recognized for the assets concerned.

Inventories. Inventories are measured at the lower of cost and net realizable value. The net realizable value is the estimated selling price less any remaining costs to sell. The cost of inventories is based on the average cost principle and includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost also includes production overheads based on normal capacity.

Financial instruments. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments in the form of financial assets and financial liabilities are generally presented separately. Financial instruments are recognized as soon as Daimler becomes a party to the contractual provisions of the financial instrument.

Upon initial recognition financial instruments are measured at fair value. For the purpose of subsequent measurement, financial instruments are allocated to one of the categories mentioned in IAS 39 "Financial Instruments: Recognition and Measurement." Transaction costs directly attributable to acquisition or issuance are considered by determining the carrying amount if the financial instruments are not measured at fair value through profit or loss. If the trade date and the settlement date (i.e. the date of delivery) differ, Daimler uses the trade date for purposes of initial recognition or derecognition.

Financial assets. Financial assets primarily comprise receivables from financial services, trade receivables, receivables from banks, cash on hand, derivative financial assets and marketable securities and investments.

Financial assets at fair value through profit or loss. Financial assets at fair value through profit or loss include those financial assets designated as held for trading.

Financial assets such as shares and interest-bearing securities are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives, including embedded derivatives separated from the host contract, are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on financial assets held for trading are recognized in profit or loss.

Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, such as receivables from financial services or trade receivables. After initial recognition, loans and receivables are subsequently carried at amortized cost using the effective interest method less any impairment losses, if necessary. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired. Interest effects on the application of the effective interest method are also recognized in profit or loss.

Available-for-sale financial assets. Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or that are not classified in any of the preceding categories. This category includes, among others, equity instruments and debt instruments such as government bonds, corporate bonds and commercial paper.

After initial measurement, available-for-sale financial assets are measured at fair value with unrealized gains or losses being recognized in equity in reserves from financial assets available-for-sale. If objective evidence of impairment exists or if changes in the fair value of a debt instrument resulting from currency fluctuations occur, these changes are recognized in profit or loss. Upon disposal of financial assets the accumulated gains and losses recognized in equity resulting from measurement at fair value are recognized in profit or loss. If a reliable estimate of the fair value of an unquoted equity instrument cannot be made, this instrument is measured at cost (less any impairment losses). Interest earned on these financial assets is generally reported as interest income using the effective interest rate method. Dividends are recognized in profit or loss when the right of payment has been established.

Cash and cash equivalents. Cash and cash equivalents consist primarily of cash on hand, checks, demand deposits at banks as well as debt instruments and certificates of deposits with an original term of up to three months. Cash and cash equivalents correspond with the classification in the consolidated statements of cash flows.

Impairment of financial assets. At each reporting date the carrying amounts of the financial assets other than those to be measured at fair value through profit or loss are assessed to determine whether there is objective, significant evidence of impairment (e.g. a debtor is facing serious financial difficulties or there is a substantial change in the technological, economic, legal or market environment of the debtor).

For equity instruments, a significant or prolonged decline in fair value is objective evidence for a possible impairment. Daimler has defined criteria for the significance and duration of a decline in fair value. A decline in fair value is deemed significant if it exceeds 20% of the carrying amount of the investment; it is deemed prolonged to the extent that it does not reverse within nine months.

Loans and receivables. The amount of the impairment loss on loans and receivables is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows (excluding expected future credit losses that have not been incurred), discounted at the original effective interest rate of the financial asset. The amount of the impairment loss is recognized in profit or loss.

If, in a subsequent reporting period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss recorded in prior periods is reversed and recognized in profit or loss.

In most cases, an impairment loss on loans and receivables (e.g. receivables from financial services including finance lease receivables, trade receivables) is recorded using allowance accounts. The decision to account for credit risks using an allowance account or by directly reducing the receivable depends on the estimated probability of the loss of receivables. When receivables are assessed as uncollectible, the impaired asset is derecognized.

Available-for-sale financial assets. If an available-for-sale financial asset is impaired, the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the income statement, is reclassified from direct recognition in equity to the income statement. Reversals with respect to equity instruments classified as available for sale are recognized in equity. Reversals of impairment losses on debt instruments are reversed through the statement of income if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment losses were recognized in income.

Financial liabilities. Financial liabilities primarily include trade payables, liabilities to banks, bonds, derivative financial liabilities and other liabilities.

Financial liabilities measured at amortized cost. After initial recognition, financial liabilities are subsequently measured at amortized cost using the effective interest method.

Financial liabilities at fair value through profit or loss. Financial liabilities at fair value through profit or loss include financial liabilities held for trading. Derivatives, including embedded derivatives separated from the host contract, are classified as held for trading unless they are designated as effective hedging instruments in hedge accounting. Gains or losses on liabilities held for trading are recognized in profit or loss.

Derivative financial instruments and hedge accounting. Daimler uses derivative financial instruments such as forward contracts, swaps, options, futures, swaptions, forward rate agreements, caps and floors mainly for the purpose of hedging interest rate and currency risks that arise from its operating, financing, and investing activities.

Embedded derivatives are separated from the host contract which is not measured at fair value through profit or loss when the analysis shows that the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract.

Derivative financial instruments are measured at fair value upon initial recognition and at each subsequent reporting date. The fair value of listed derivatives is equal to their positive or negative market value. If a market value is not available, fair value is calculated using standard financial valuation models such as discounted cash flow or option pricing models. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

If the requirements for hedge accounting set out in IAS 39 are met, Daimler designates and documents the hedge relationship from the date a derivative contract is entered into as either a fair value hedge or a cash flow hedge. In a fair value hedge, the fair value of a recognized asset or liability or an unrecognized firm commitment is hedged. In a cash flow hedge, the variability of cash flows to be received or paid related to a recognized asset or liability or a highly probable forecast transaction is hedged. The documentation of the hedging relationship includes the objectives and strategy of risk management, the type of hedging relationship, the nature of risk being hedged, the identification of the hedging instrument and the hedged item as well as a description of the method used to assess hedge effectiveness. The hedging transactions are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are regularly assessed to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.

Changes in the fair value of derivative financial instruments are recognized periodically in either earnings or equity, as a component of other reserves, depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For fair value hedges, changes in the fair value of the hedged item and the derivative are recognized currently in earnings. For cash flow hedges, fair value changes in the effective portion of the hedging instrument are recognized in other reserves, net of applicable taxes. Amounts taken to equity are reclassified to the income statement when the hedged transaction affects the income statement. The ineffective portion of the fair value changes is recognized in profit or loss.

If derivative financial instruments do not or no longer qualify for hedge accounting because the qualifying criteria for hedge accounting are not or are no longer met, the derivative financial instruments are classified as held for trading.

Pensions and similar obligations. The measurement of defined benefit plans for pensions and other post-employment benefits (e.g. medical care) in accordance with IAS 19 "Employee Benefits" is based on the "projected unit credit method." For the valuation of defined post-employment benefit plans, differences between actuarial assumptions used and actual results and changes in actuarial assumptions result in actuarial gains and losses, which have to be amortized in future periods. Amortization of unrecognized actuarial gains and losses arising after the transition to IFRS on January 1, 2005 is recorded in accordance with the "corridor approach." This approach requires partial amortization of actuarial gains and losses in the following year with an effect on earnings if the unrecognized gains and losses exceed 10 percent of the greater of (1) the defined post-employment benefit obligation or (2) the fair value of the plan assets. In such cases, the amount of amortization recognized by the Group is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

When the benefits of a plan are changed, the portion of the change in benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the impact is recognized directly in profit or loss.

A negative net obligation arising from prepaid future contributions is only recognized as an asset to the extent that a cash refund from the plan or reductions of future contributions to the plan are available. Any exceeding amount is recognized in net periodic pension costs in the period when it is incurred ("asset ceiling").

Provisions for other risks and contingent liabilities. A provision is recognized when a liability to third parties has been incurred, an outflow of resources is probable and the amount of the obligation can be reasonably estimated. In particular, restructuring provisions are recognized when the Group has a detailed formal plan that has either commenced implementation or been announced. Provisions are regularly reviewed and adjusted as further information develops or circumstances change.

The provision for expected warranty-related costs is established when the product is sold, upon lease inception, or when a new warranty program is initiated. Estimates for accrued warranty costs are primarily based on historical experience.

Daimler records the fair value of an asset retirement obligation from the period in which the obligation is incurred.

The restructuring provisions arise from planned programs that materially change the scope of business performed by a segment or business unit or the manner in which business is conducted. In most cases, restructuring expenses include termination benefits and compensation payments due to the termination of agreements with suppliers and dealers.

Share-based payment. Share-based payment comprises cash-settled liability awards and equity-settled equity awards.

The fair value of equity awards is generally determined by using a modified Black Scholes option pricing model at grant date and represents the total payment expense to be recognized during the service period with a corresponding increase in equity (paid-in capital).

Liability awards are measured at fair value at each balance sheet date until settlement and are classified as provisions. The expense of the period comprises the addition to and the reversal of the provision between two reporting dates and the dividend equivalent paid during the period.

Presentation in the consolidated statements of cash flows. Interest and taxes paid as well as interest and dividends received are classified as cash provided by operating activities. Dividends paid are shown in cash provided by (used for) financing activities.

2. Significant acquisitions and dispositions of interests in companies and other disposals of assets and liabilities

Acquisitions

Kamaz. In December 2008, as a part of a strategic partnership, the Group acquired a 10% stake in the Russian commercial vehicle manufacturer Kamaz OAO (Kamaz) for €185 million (US $250 million) in cash. In addition, the Group agreed upon a one-time payment of up to US $50 million due in 2012 which depends on Kamaz's achievement of certain business performance targets. Daimler plans to work with Kamaz on joint projects in several areas, including product distribution, component sharing and technology transfers. The Group can exercise significant influence on Kamaz resulting from its representation on Kamaz's board of directors and its significant contractual rights under the terms of a shareholder agreement. Therefore, the Group accounts for its equity interest in Kamaz using the equity method and allocates its proportionate share in the results of Kamaz to the Daimler Trucks segment.

Tognum. In 2008, the Group acquired an aggregate 28.4% stake in Tognum AG (Tognum). The acquisition costs amounted to €702 million in cash. The Group accounts for its equity interest in Tognum with a three-month time lag using the equity method and allocates the proportionate results to Vans, Buses, Other.

Dispositions

Chrysler activities. On May 14, 2007, the Board of Management of Daimler AG decided to transfer a majority interest in Chrysler and the related financial services business in North America to a subsidiary of the private-equity firm Cerberus Capital Management, L.P. (Cerberus). On May 16, 2007, the Supervisory Board of Daimler AG approved the transaction; the transaction was consummated on August 3, 2007.

On August 3, 2007, Cerberus made a capital contribution of €5.2 billion (US $7.2 billion) in cash for an 80.1% equity interest in the newly established company Chrysler Holding LLC, which controls the Chrysler activities. Of that cash, Daimler withdrew €0.9 billion (US $1.2 billion). As a result, Daimler retains a 19.9% equity interest in this entity, which is accounted for using the equity method subsequent to August 4, 2007, with a three-month time lag. The results are included in Vans, Buses, Other (see also Note 12).

In connection with the closing of the transaction, subsidiaries of Chrysler Holding LLC repaid €24.7 billion of liabilities to the Group in cash.

Furthermore, the Group retained additional rights with a fair value of €0.2 billion at August 3, 2007, contingent upon the occurrence of certain events in the future (e.g. residual values for leased vehicles).

Daimler also holds a subordinated loan to Chrysler with a nominal amount of US $0.4 billion.

In addition, Daimler supported the financing of the transaction by committing a credit line of US $1.5 billion of subordinated debt for Chrysler's automotive business; the entire credit line was drawn in the second quarter of 2008.

The transaction contracted with Cerberus is subject to customary representations and warranties by the Group which could require payments after closing for contingent liabilities that arose prior to or in connection with the closing, e.g. for income taxes. In 2008, Cerberus made claims in excess of the amount of its investment which go beyond the agreed contractual obligations under representations and warranties in the contract. Daimler believes the claims are without merit.

In connection with this transaction, Daimler agreed with the Pension Benefit Guaranty Corporation to provide a guarantee of up to US $1 billion to be paid to the Chrysler pension plans if the plans terminate within five years of closing. In addition, certain previously outstanding guarantees provided by the Group for the benefit of Chrysler continue to be outstanding. In 2008 the amount of those guarantees decreased, as expected, by €0.4 billion to €0.3 billion. As coverage of the liabilities underlying these guarantees, Chrysler provided collateral to an escrow account, which was reduced by €0.1 billion to €0.2 billion at December 31, 2008.

In connection with the transaction, Daimler and Cerberus entered into a number of ancillary agreements setting forth the terms of future cooperation and service agreements in the areas of manufacturing, research and development, distribution, procurement and financial services.

The net profit or loss of the Chrysler activities is included in the Group's consolidated statements of income in the line item net profit (loss) from discontinued operations for 2007 and 2006. The Group ceased to depreciate or amortize the non-current assets of the disposal group upon classification as assets and liabilities held for sale on May 16, 2007.

In 2007, the assets and liabilities of the Chrysler activities were derecognized following the consummation of the transaction on August 3, 2007. The loss from the deconsolidation of €753 million is also included in the line item net profit (loss) from discontinued operations. In determining the loss from deconsolidation, the Group used certain estimates.

The future tax benefits of temporary differences related to the assets and liabilities of the transferred Chrysler activities continue to be available to Daimler with certain limitations. At the closing date, the deferred tax assets with respect to these temporary differences amounted to €2.0 billion. As a result of the Chrysler transaction, the conditions to use these deferred taxes changed; the necessary assessment of the recoverability of these assets in the third quarter of 2007 led to a valuation allowance of €2.0 billion. Furthermore, the Group had to write off €0.2 billion on foreign tax credits. These expenses are included in income tax expense from continuing operations in the consolidated statement of income for 2007.

Daimler and its Chinese partner Beijing Automotive Industry Holding Co. Ltd. (BAIC) each own a 50% equity interest in the joint venture Beijing-Benz-DaimlerChrysler Automotive Co. Ltd. (BBDC) which manufactures and distributes Mercedes-Benz passenger cars and Chrysler vehicles in China. In connection with the transfer of the majority interest in Chrysler in 2007, Daimler, Chrysler and Cerberus agreed on a framework dealing with the future business model at BBDC. Under the framework agreement, the final terms of future cooperation at BBDC with respect to the manufacturing of Chrysler vehicles should be determined at a later point in time.

In June 2008, it was agreed, subject to consent by BAIC and BBDC, that the manufacturing of Chrysler vehicles at BBDC should be discontinued by the end of the existing license agreements.

In this context, in December 2008, Daimler, BAIC and BBDC entered into a contract, which determines that Daimler should be responsible for certain costs related to Chrysler vehicles at BBDC and reimburse such costs to BBDC, since they are directly connected to the transfer of the majority interest in Chrysler. The costs include in particular the impairment of plant and equipment, the valuation of Chrysler inventories at BBDC and compensation payments to suppliers and dealers. Daimler does not obtain an additional interest in BBDC in exchange.

Therefore, Daimler recognized additional charges of €293 million (before income taxes) in 2008 within "net profit (loss) from discontinued operations." An amount of €186 million was paid in 2008.

Net profit (loss) from discontinued operations is comprised as follows:

in millions of €	2008	2007	2006
Revenue	–	30,037	54,856
Cost of sales	–	(26,410)	(48,624)
Selling expenses	–	(1,579)	(2,583)
General administrative expenses	–	(1,172)	(1,901)
Research and non-capitalized development costs	–	(647)	(1,210)
Other income and other expenses	–	(714)	(354)
Profit (loss) before income taxes	–	(485)	184
Income taxes	–	368	433
Profit (loss) of Chrysler activities, net of taxes [1]	–	(117)	617
Loss from deconsolidation before income taxes	(383)	(658)	–
Income taxes	93	(95)	–
Loss from deconsolidation, net of taxes	(290)	(753)	–
Net profit (loss) from discontinued operations	(290)	(870)	617

1 In 2007, income and expenses of the Chrysler activities relate to the period from January 1 to August 3, 2007.

Included in net loss from discontinued operations for 2007 are charges of €906 million before income taxes in connection with Chrysler's Recovery and Transformation Plan, which was announced on February 14, 2007.

An extinguishment loss of €0.5 billion (net of tax €0.3 billion) resulting from the early redemption of long-term debt of Chrysler is included in net profit (loss) from discontinued operations in 2007.

The cash flows attributable to discontinued operations are as follows:

in millions of €	2007	2006
Cash flow from operating activities	3,064	6,083
Cash flow from investing activities	(2,875)	(7,245)
Cash flow from financing activities	(2,655)	(1,488)

For further information on Chrysler see also Note 12.

Potsdamer Platz. On December 13, 2007, the Supervisory Board of Daimler AG approved the sale of real-estate properties at Potsdamer Platz to the SEB Group. The transaction, which closed on February 1, 2008, resulted in a cash inflow of €1.4 billion (including €0.1 billion in 2007). The transaction had a positive effect on the 2008 EBIT of Vans, Buses, Other of €449 million (see also Note 18).

At the same time, the Group entered into leases for approximately half of the sold office space with a non-cancelable lease period ending December 31, 2012. At the end of the non-cancelable lease terms, there are two renewal options for five years each.

MFTBC. In 2007, Mitsubishi Fuso Truck and Bus Corporation (MFTBC) sold a number of real estate properties to Nippon Industrial TMK for approximately €1 billion in cash. At the same time, MFTBC entered into a leaseback arrangement for each of the properties sold with non-cancelable lease periods of fifteen years. At the end of the non-cancelable lease terms, there are renewal options for up to fifteen years. As a result of this transaction, MFTBC derecognized assets with a carrying amount of €865 million. After considering the costs of the transaction, Daimler recorded a gain of €78 million before income taxes on assets sold and leased back under the terms of an operating lease. In addition, the Group recorded assets sold and leased back under the terms of finance leases with a corresponding amount of debt of €110 million and deferred the recognition of the excess of the purchase price over the carrying amount of the assets sold of €46 million which will be recognized over the lease term. The gain recorded is included in other operating income (expense), net, in the 2007 consolidated statement of income and was allocated to the Daimler Trucks segment.

Other sales of real estate property. In 2007, Daimler AG sold its 50% equity interest in Wohnstätten Sindelfingen GmbH for a sales price of €82 million. The sale resulted in a gain of €73 million before income taxes which was allocated to Vans, Buses, Other. The gain is included in other financial income (expense), net, in the 2007 consolidated statement of income.

In 2006, Daimler sold its former headquarters in Stuttgart-Möhringen to IXIS Capital Partners Ltd. for €240 million in cash. At the same time, Daimler entered into a leaseback arrangement for the properties sold with non-cancelable lease periods ranging from ten to fifteen years. At the end of the noncancelable lease terms, Daimler has renewal options for up to nine years. Also in 2006, the Group sold various other real estate properties no longer used for operating purposes. From these sales of real estate properties the Group realized gains of €271 million in 2006, which were allocated to Vans, Buses, Other.

Off-Highway business. On December 27, 2005, Daimler entered into a share sale and purchase agreement with the Swedish investor group EQT regarding the sale of a major portion of its Off-Highway business, including the MTU-Friedrichshafen GmbH Group and the Off-Highway activities of Detroit Diesel Corporation. The sale was consummated in the first quarter of 2006. The consideration received from the buyer consisted of €822 million in cash and a note receivable with a fair value of €58 million due in 2018, subject to customary adjustments. On October 31, 2006, the parties determined the final consideration, which resulted in an increase of the sales price by €5 million; the note receivable was redeemed by the acquirer for €78 million in cash. In 2006, the disposal of the Off-Highway business positively impacted the Group's net profit from continuing operations by €205 million and the segment profit (loss) (EBIT) by €266 million (including a gain on the sale of €233 million), €253 million and €13 million of which were allocated to Vans, Buses, Other and the Daimler Trucks segment, respectively.

EADS. For information on the disposal of equity-interests in EADS, please see Note 12.

3. Revenue

Revenue at Group level consists of the following:

in millions of €	2008	2007	2006
Sales of goods	**85,787**	89,976	91,199
Rental and leasing business	**6,704**	6,328	5,141
Interest from the financial services business	**3,009**	2,715	2,538
Sales of services	**373**	380	344
	95,873	99,399	99,222

Revenue by segments and regions is presented in Note 31.

4. Functional costs

Daimler Trucks North America. On October 14, 2008, the Board of Management of Daimler AG adopted a wide-ranging plan to optimize and reposition the business operations of Daimler Trucks North America (DTNA). Measures provided for in the plan include the discontinuation of the Sterling Trucks brand in 2009, a further consolidation of the production network in the NAFTA-region, capacity adjustments, including the closing of two manufacturing plants in each of 2009 and 2010, and headcount reductions of up to 3,500 employees, to be accomplished primarily in 2009 and 2010.

As a result of this plan, the Group recorded charges of €233 million in 2008, of which €44 million is included within cost of sales, €88 million within selling expenses and €101 million within general administrative expenses in the consolidated statements of income. The charges primarily relate to the following matters. Headcount reduction measures resulted in charges of €106 million. Additional charges of €81 million were recorded in connection with the termination of agreements with dealers of the Sterling Trucks brand, as well as sales incentives and inventory write-downs at these dealers. Accelerated depreciation of assets as a result of the reduction of useful lives led to charges of €20 million and supplier compensations resulted in charges of €14 million.

For the measures initiated, the Group recorded an accrual of €180 million at December 31, 2008, which is included in provisions for other risks and will lead to payments primarily in 2009 and 2010.

New management model. In January 2006, Daimler announced the new management model, the primary objective of which is to install integrated processes and eliminate redundancies through the global integration of certain administrative functions. All charges to be incurred under the new management model, as far as these charges were not part of discontinued operations, are corporate-level costs, which are not allocated to the segments but are included in the Group's corporate items.

In connection with the new management model, charges for employee severance of €58 million were recorded in 2008 (2007: €167 million; 2006: €361 million). These charges are included in the Group's consolidated statements of income primarily within general administrative expenses. In 2007, expenses of €16 million (2006: €44 million) are included in "net profit (loss) from discontinued operations."

Headcount reduction initiative at Mercedes-Benz Cars. In September 2005, Daimler initiated a program to enhance the competitiveness of Mercedes-Benz Cars. The program encompassed a headcount reduction in Germany which was completed as scheduled in 2006. The headcount reduction was primarily realized through voluntary termination and early retirement contracts.

For the contracts signed in 2006, the Group incurred expenses of €286 million, primarily within cost of sales.

smart realignment. Following the unfavorable unit sales development of the smart roadster and the smart forfour, the Group initiated comprehensive restructuring measures in 2005 and 2006 to realign the smart business model. As a result of these measures, earnings before interest and taxes (EBIT) include expenses of €946 million in 2006, which are attributable to the Mercedes-Benz Cars segment.

These expenses were primarily the result of the decision to cease production of the smart forfour in 2006. The smart forfour was assembled by Mitsubishi Motors Corporation (MMC) under the terms of a contract manufacturing agreement. Following the termination of this agreement and based on the conditions defined in an exit agreement, the Group recorded charges of €592 million for 2006, primarily relating to termination payments to MMC and suppliers. These charges are recognized in cost of sales.

Additional charges totaling €334 million were recorded in 2006 for inventory write-downs, higher incentives, recognition of lower estimated residual values of smart vehicles, and estimated payments for the reorganization of the distribution network. These charges were recognized in cost of sales (€97 million), selling expenses (€210 million) and as a reduction of revenue (€27 million) within the 2006 consolidated statement of income.

The reduction of workforce levels resulted in additional charges of €28 million, which were recognized in general administrative expenses in 2006. Also in 2006, Daimler recorded income of €8 million due to refinements of estimates made in 2005 in the course of the realignment of the smart business.

Personnel expenses and number of employees. The consolidated statement of income for 2008 includes personnel expenses of €15,192 million (2007: €20,256 million; 2006: €23,574 million). Through August 3, 2007, personnel expenses of the discontinued Chrysler activities are included.

Net pension and net post-employment benefit cost are included in the following line items within the consolidated statements of income (see Notes 7 and 21):

in millions of €	2008	2007	2006
Cost of sales	(116)	(231)	(555)
Selling expenses	(58)	(57)	(42)
General administrative expenses	(10)	(40)	(54)
Research and non-capitalized development costs	(23)	(35)	(62)
Interest income (expense), net	17	169	154
Net profit (loss) from discontinued operations	–	(491)	(554)
	(190)	(685)	(1,113)

In 2008, the Group employed, in an annual average, workforce of 274,330 people (2007: 271,704; 2006: 277,771). Therein included are 13,414 trainees/apprentices (2007: 12,672; 2006: 13,104). The numbers above do not include the workforce of the Chrysler activities which were deconsolidated on August 3, 2007. Through August 3, 2007, we employed an average of 85,296 employees (2006: 87,982 employees) related to the Chrysler activities.

Information on the remuneration of the current and former members of the Board of Management and the current members of the Supervisory Board is included in Note 35.

5. Other operating income (expense), net

Other operating income (expense), net, consists of the following:

	2008	2007	2006
in millions of €			
Gains on sales of property, plant and equipment	**504**	167	299
Rental income, other than income relating to financial services	**52**	39	54
Gains on sales of businesses	**37**	5	262
Reimbursements under insurance policies	**23**	24	189
Other miscellaneous items	**618**	506	416
Other operating income	**1,234**	741	1,220
Loss from sales of non-current assets	**(47)**	(78)	(45)
Other miscellaneous expenses	**(407)**	(636)	(533)
Other operating expense	**(454)**	(714)	(578)
	780	27	642

Gains on sales of property, plant and equipment in 2008 includes gains from the sale of real estate properties at Potsdamer Platz to the SEB Group in an amount of €449 million (see Note 2).

In 2007, gains on sales of property, plant and equipment mainly resulted from the sale of property in Japan to Nippon Industrial TMK (€78 million) and several other properties.

Gains on sales of property, plant and equipment in 2006 mainly resulted from the sale of the former corporate headquarters in Stuttgart-Möhringen to IXIS Capital Partners (€158 million) and from the sale of several other properties.

The sale of the major portion of the Group's Off-Highway business resulted in a gain of €233 million in 2006, of which €226 million is included in gains on sales of businesses.

6. Other financial income (expense), net

	2008	2007	2006
in millions of €			
Expense from compounding of provisions [1]	**(429)**	(444)	(418)
Miscellaneous other financial income, net	**(1,799)**	216	518
	(2,228)	(228)	100

1 Excluding the expense from compounding provisions for pensions and similar obligations.

In 2008, miscellaneous other financial income, net, includes expenses of €1.7 billion in connection with the impairment of loans, receivables and other assets relating to Chrysler. In 2007, the mark-to-market valuation of the derivative financial instruments in connection with EADS shares resulted in a gain of €121 million (2006: unrealized gain of €519 million) which is included in miscellaneous other financial income, net.

7. Interest income (expense), net

	2008	2007	2006
in millions of €			
Interest and similar income	**729**	782	285
Interest and similar expenses	**(681)**	(480)	(529)
Expected return on pension and other plan assets	**915**	992	897
Interest cost for pension and other post-employment benefit plans	**(898)**	(823)	(743)
	65	471	(90)

8. Income taxes

Profit before income taxes consists of the following:

in millions of €	2008	2007	2006
Germany	**4,283**	6,768	2,127
Non-German countries	**(1,488)**	2,413	2,775
	2,795	9,181	4,902

The profit before income taxes in Germany includes the income (loss) from companies accounted for using the equity method if the shares of those companies are held by German companies.

Income tax expense is comprised of the following components:

in millions of €	2008	2007	2006
Current taxes			
Germany	**238**	44	635
Non-German countries	**650**	934	1,115
Deferred taxes			
Germany	**964**	1,060	7
Non-German countries	**(761)**	2,288	(21)
	1,091	4,326	1,736

The current tax expenses include benefits at German and foreign companies of €106 million (2007: €679 million; 2006: €131 million) recognized for prior periods.

The deferred tax expenses (benefits) are comprised of the following components:

in millions of €	2008	2007	2006
Deferred taxes	**203**	3,348	(14)
due to temporary differences	**232**	3,465	(373)
due to tax loss carry forwards and tax credits	**(29)**	(117)	359

In 2007, the German government enacted new tax legislation ("Unternehmensteuerreformgesetz 2008") which, among other changes, decreased the Group's statutory corporate tax rate for German companies from 25% to 15%, effective January 1, 2008. For trade taxes, the basic measurement rate was reduced from 5% to 3.5% but the tax deductibility of trade tax was abolished. The effect of the change in the tax rate on the deferred tax assets and liabilities of the Group's German companies was recognized in 2007, the year of enactment.

For German companies, the deferred taxes, were calculated using a federal corporate tax rate of 15% (2006: 25%), a solidarity tax surcharge of 5.5% for each year on federal corporate taxes plus a trade tax of 14% (2006: after federal tax benefit rate of 12.125%). In total, the tax rate applied for the calculation of German deferred taxes amounted to 29.825% (2006: 38.5%). For non-German companies, the deferred taxes at period-end were calculated using the tax rates of the respective countries.

A reconciliation of expected income tax expense to actual income tax expense determined using the applicable German combined statutory rate of 29.825% (2007 and 2006: 38.5%) is included in the following table:

in millions of €	2008	2007	2006
Expected income tax expense	**834**	3,535	1,887
Foreign tax rate differential	**(265)**	(193)	(83)
Trade tax rate differential	**(111)**	(101)	(28)
Tax law changes	**4**	(170)	(4)
Change of valuation allowance on deferred tax assets	**314**	2,354	213
Tax-free income and non-deductible expenses	**243**	(1,044)	(208)
Other	**72**	(55)	(41)
Actual income tax expense	**1,091**	4,326	1,736

At December 28, 2007, the protocol amending the convention between Germany and the United States for the avoidance of double taxation entered into force, which, among other changes, under certain circumstances abolishes withholding tax on dividend distributions from a US subsidiary to a German holding company, effective January 1, 2007. The deferred tax liabilities previously recorded by the Group for US withholding taxes on the future payout of dividends by US subsidiaries to Germany were reversed in 2007. Furthermore, US withholding taxes paid by the Group in 2007 was added back again. In total, both caused an income tax benefit amounting to €168 million in 2007, included in the line tax law changes. Additionally, the line tax law changes includes the deferred tax benefit of €51 million due to the revaluation of the net deferred tax liabilities of the German companies as a result of the above mentioned new German tax law 2008 and other effects from tax law changes at foreign companies.

In 2008 and 2006, the Group recorded additional valuation allowances on deferred tax assets of foreign subsidiaries. In 2007, tax expenses were recorded as a result of a valuation allowance on deferred tax assets related to the deconsolidated Chrysler activities. These deferred tax assets continue to be allocated to the Daimler Group, but as a result of the Chrysler transaction, the conditions for using these deferred taxes have changed. Furthermore, as a result of the Chrysler transaction, a valuation allowance on foreign tax credits was required in 2007. In 2008, the Group reversed a part of this valuation allowance due to the conversion of those assets in taxable losses attributable to the Daimler Group. The resulting tax expenses and benefits are included in the line change of valuation allowance on deferred tax assets.

Tax-free income and non-deductible expenses includes all other effects at foreign and German companies due to tax-free income and non-deductible expenses, for instance tax-free gains included in net periodic pension costs at the German companies and tax-free results of our equity method investments. Moreover, the line also includes the following effects:

In 2008 and 2007, Daimler realized a largely tax-free gain due to the transfer of interest in EADS. Furthermore, in 2007 and 2006, largely tax-free gains were included from financial transactions to hedge price risks of EADS shares. The calculated expected income taxes on the tax-free gains were reversed in the line tax-free income and non-deductible expenses with an amount of €34 million (2007: €582 million; 2006: €171 million).

In respect of each type of temporary difference and in respect of each type of unutilized tax losses and unutilized tax credits, the deferred tax assets and liabilities before offset are summarized as follows:

	At December 31, 2008	2007
in millions of €		
Intangible assets	**120**	191
Property, plant and equipment	**559**	782
Equipment on operating leases	**953**	837
Inventories	**701**	617
Investments accounted for using the equity method	**2,357**	2,142
Receivables from financial services	**89**	578
Other financial assets	**3,622**	3,067
Net operating loss and tax credit carry forwards	**3,703**	3,150
Provisions for pensions and similar obligations	**610**	530
Other provisions	**1,729**	1,735
Liabilities	**1,351**	1,204
Deferred income	**552**	612
Other	**49**	174
	16,395	15,619
Valuation allowances	**(3,510)**	(2,915)
Deferred tax assets	**12,885**	12,704
Development cost	**(1,406)**	(1,190)
Other intangible assets	**(88)**	(72)
Property, plant and equipment	**(1,239)**	(873)
Equipment on operating leases	**(3,775)**	(3,686)
Inventories	**(140)**	(147)
Receivables from financial services	**(1,403)**	(1,182)
Other financial assets	**(158)**	(164)
Other assets	**(522)**	(483)
Provisions for pensions and similar obligations	**(2,640)**	(2,434)
Other provisions	**(193)**	(406)
Taxes on undistributed earnings of non-German subsidiaries	**(48)**	(45)
Other	**(170)**	(813)
Deferred tax liabilities	**(11,782)**	(11,495)
Deferred tax assets, net	**1,103**	1,209

Deferred tax assets and deferred tax liabilities were offset if the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority and if there is the right to set off of current tax assets against current tax liabilities. In the balance sheet, the deferred tax assets and liabilities are not split into current and non-current.

In 2008, the decrease in deferred tax assets, net, amounted to €106 million (2007: decrease of €3,292 million; 2006: decrease of €403 million) and was composed of:

in millions of €	2008	2007	2006
Deferred tax expense (benefit) on financial assets available-for-sale charged or credited directly to related components of equity	(14)	(11)	25
Deferred tax expense (benefit) on derivative financial instruments charged or credited directly to related components of equity	(9)	177	175
Income tax expense (benefit) for deduction in excess of compensation expense for equity-settled employee stock option plans	25	(146)	.
Disposal of Chrysler activities	-	120	-
Other neutral decrease (increase)[1]	(53)	160	243
Deferred tax expense (benefit)	157	2,992	(40)
Thereof included in net profit from continuing operations	203	3,348	(14)
Thereof included in net profit (loss) from discontinued operations	(46)	(356)	(26)

1 Primarily effects from currency translation.

In 2007, the neutral change of deferred tax assets, net, includes a neutral reduction of the deferred tax liabilities amounting to €76 million due to tax law changes.

Including the items charged or credited directly to related components of equity without an effect on earnings (including items charged or credited from investments accounted for using the equity method) and the income tax expense (benefit) from discontinued operations, the expense (benefit) for income taxes consists of the following:

in millions of €	2008	2007	2006
Income tax expense from continuing operations	1,091	4,326	1,736
Income tax expense (benefit) from discontinued operations	(93)	(273)	(433)
Income tax expense (benefit) recorded in other reserves	(240)	(151)	182
Income tax expense (benefit) for deduction in excess of remuneration expense for equity settled employee stock option plans	25	(146)	.
	783	3,756	1,485

The valuation allowances relate to deferred tax assets of foreign companies and increased by €595 million from December 31, 2007 to December 31, 2008. At December 31, 2008, the valuation allowance on deferred tax assets relates, among other things, to corporate tax net operating losses amounting to €659 million and tax credit carry forwards amounting to €76 million. Of the total amount of deferred tax assets adjusted by a valuation allowance, deferred tax assets for corporate tax net operating losses amounting to €2 million expire in 2009, €532 million expire at various dates from 2011 through 2013, €48 million expire at various dates from 2016 through 2018, €4 million expire at various dates from 2019 through 2023 and €73 million can be carried forward indefinitely. Deferred tax assets for tax credit carry forwards amounting to €76 million expire at various dates in the next 10 years. Furthermore, the valuation allowance primarily relates to temporary differences and net operating losses for state and local taxes at the US companies. Daimler believes that it is more likely than not that those deferred tax assets cannot be utilized or Daimler has no control over the realization of the tax benefit. Daimler believes that it is more likely than not that due to future taxable income, deferred tax assets which are not subject to valuation allowances can be utilized. In future periods Daimler's estimate of the amount of deferred tax assets that are considered realizable may change, and hence the valuation allowances may increase or decrease.

Daimler recorded deferred tax liabilities for German tax of €48 million (2007: €45 million) on €3,190 million (2007: €3,016 million) in cumulative undistributed earnings of non-German subsidiaries on the future payout of these foreign dividends to Germany because, as of today, the earnings are not intended to be permanently reinvested in those operations.

The Group did not recognize deferred tax liabilities on retained earnings of non-German subsidiaries of €10,773 million (2007: €10,568 million) because these earnings are intended to be indefinitely reinvested in those operations. If the dividends are paid out an amount of 5% of the dividends will be taxed under the German taxation rules and, if applicable, with non-German withholding tax. Additionally, income tax consequences could arise if the dividends first had to be distributed from a non-German subsidiary to a non-German holding company. Normally, the distribution would lead to additional income tax expenses. It is not practicable to estimate the amount of taxable temporary differences for these undistributed foreign earnings.

The Group has various unresolved issues concerning open income tax years with the tax authorities in a number of jurisdictions. Daimler believes that it has recognized adequate provisions for any future income taxes that may be owed for all open tax years.

Intangible assets developed as follows:

	Goodwill (acquired)	Development costs (internally generated)	Other intangible assets (acquired)	Total
in millions of €				
Acquisition or manufacturing costs				
Balance at January 1, 2007	2,786	8,672	3,132	14,590
Additions due to business combinations	5	–	–	5
Other additions	–	1,088	194	1,282
Reclassifications	–	–	–	–
Disposal of Chrysler activities	(1,692)	(2,003)	(410)	(4,105)
Other disposals	(59)	(322)	(334)	(715)
Other changes [1]	(94)	(102)	(87)	(283)
Balance at December 31, 2007	946	7,333	2,495	10,774
Additions due to business combinations	–	–	–	–
Other additions	–	**1,387**	**197**	**1,584**
Reclassifications	–	–	–	–
Disposals	–	**(1,085)**	**(795)**	**(1,880)**
Other changes [1]	**(53)**	**29**	**154**	**130**
Balance at December 31, 2008	**893**	**7,664**	**2,051**	**10,608**
Amortization				
Balance at January 1, 2007	1,097	3,745	2,134	6,976
Additions	–	712	366	1,078
Reclassifications	–	–	–	–
Disposal of Chrysler activities	(803)	(736)	(181)	(1,720)
Other disposals	–	(312)	(319)	(631)
Other changes [1]	(41)	(39)	(51)	(131)
Balance at December 31, 2007	253	3,370	1,949	5,572
Additions	–	**638**	**208**	**846**
Reclassifications	–	–	–	–
Disposals	–	**(1,081)**	**(789)**	**(1,870)**
Other changes [1]	**(20)**	**21**	**22**	**23**
Balance at December 31, 2008	**233**	**2,948**	**1,390**	**4,571**
Carrying amount at December 31, 2007	693	3,963	546	5,202
Carrying amount at December 31, 2008	**660**	**4,716**	**661**	**6,037**

1 Primarily changes from currency translation.

At December 31, 2008 and 2007, the carrying amounts of goodwill allocated to the Group's reporting segments amounted to:

	Mercedes-Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	Total
in millions of €					
2008	**180**	**367**	**29**	**84**	**660**
2007	191	385	31	86	693

Non-amortizable intangible assets are primarily comprised of goodwill as well as development costs for projects which have not yet been completed (carrying amount at December 31, 2008: €2,580 million; carrying amount at December 31, 2007: €1,403 million). In addition, other intangible assets with a carrying amount at December 31, 2008 of €143 million (2007: €121 million) are not amortizable. Other non-amortizable intangible assets include mainly trademarks, which relate to the Daimler Trucks segment and can be utilized without restrictions.

The total amortization expense for intangible assets is included in the consolidated statements of income in the following line items:

	2008	2007	2006
in millions of €			
Cost of sales	**759**	880	1,055
Selling expenses	**36**	37	33
General administrative expenses	**47**	50	88
Research and non-capitalized development costs	**4**	5	16
Other operating income (expense), net	**-**	-	-
Net profit (loss) from discontinued operations	**-**	106	301
	846	1,078	1,493

Property, plant and equipment developed as follows:

in millions of €	Land, leasehold improvements and buildings including buildings on land owned by others	Technical equipment and machinery	Other equipment, factory and office equipment	Advance payments relating to plant and equipment and construction in progress	Total
Acquisition or manufacturing costs					
Balance at January 1, 2007	20,055	32,485	26,929	3,781	83,250
Additions due to business combinations	–	–	–	–	–
Other additions	317	659	993	1,889	3,858
Reclassifications	216	1,015	1,426	(2,861)	(204)
Reclassification to assets held for sale	(988)	–	–	–	(988)
Disposal of Chrysler activities	(5,289)	(15,068)	(14,164)	(1,310)	(35,831)
Other disposals	(1,312)	(842)	(579)	(44)	(2,777)
Other changes [1]	(331)	(695)	(472)	(150)	(1,648)
Balance at December 31, 2007	12,668	17,554	14,133	1,305	45,660
Additions due to business combinations	**–**	**–**	**–**	**–**	**–**
Other additions	**296**	**927**	**1,281**	**1,083**	**3,587**
Reclassifications	**309**	**591**	**330**	**(1,230)**	**–**
Disposals	**(70)**	**(368)**	**(393)**	**(38)**	**(869)**
Other changes [1]	**(41)**	**(164)**	**62**	**13**	**(130)**
Balance at December 31, 2008	**13,162**	**18,540**	**15,413**	**1,133**	**48,248**
Depreciation					
Balance at January 1, 2007	9,681	22,202	18,524	96	50,503
Additions	337	906	1,825	–	3,068
Reclassifications	(57)	19	(11)	–	(49)
Reclassifications to assets held for sale	(68)	–	–	–	(68)
Disposal of Chrysler activities	(2,353)	(8,445)	(9,058)	(72)	(19,928)
Other disposals	(390)	(815)	(449)	(6)	(1,660)
Other changes [1]	(135)	(438)	(283)	–	(856)
Balance at December 31, 2007	7,015	13,429	10,548	18	31,010
Additions	**276**	**621**	**1,274**	**5**	**2,176**
Reclassifications	**68**	**(27)**	**(41)**	**–**	**–**
Disposals	**(38)**	**(336)**	**(324)**	**–**	**(698)**
Other changes [1]	**(182)**	**(192)**	**52**	**(5)**	**(327)**
Balance at December 31, 2008	**7,139**	**13,495**	**11,509**	**18**	**32,161**
Carrying amount at December 31, 2007	5,653	4,125	3,585	1,287	14,650
Carrying amount at December 31, 2008	**6,023**	**5,045**	**3,904**	**1,115**	**16,087**

1 Primarily changes from currency translation.

Property, plant and equipment include buildings, technical equipment and other equipment capitalized under finance lease arrangements with a carrying amount of €411 million (2007: €404 million). In 2008, depreciation expense on assets under finance lease arrangements amounted to €73 million (2007: €61 million; 2006: €80 million).

11. Equipment on operating leases

Equipment on operating leases developed as follows:

in millions of €	Non-inventory related assets	Inventory related assets	Total
Acquisition or manufacturing costs			
Balance at January 1, 2007	35,983	12,301	48,284
Additions due to business combinations	–	–	–
Other additions	9,871	6,933	16,804
Reclassifications	349	(145)	204
Disposal of Chrysler activities	(21,802)	(3,059)	(24,861)
Other disposals	(7,742)	(5,824)	(13,566)
Other changes[1]	(1,013)	(223)	(1,236)
Balance at December 31, 2007	15,646	9,983	25,629
Additions due to business combinations	–	–	–
Other additions	**4,933**	**5,225**	**10,158**
Reclassifications	–	–	–
Disposals	**(5,512)**	**(5,143)**	**(10,655)**
Other changes[1]	**(124)**	**(80)**	**(204)**
Balance at December 31, 2008	**14,943**	**9,985**	**24,928**
Depreciation			
Balance at January 1, 2007	9,105	2,230	11,335
Additions	3,864	1,116	4,980
Reclassifications	122	(72)	50
Disposal of Chrysler activities	(5,458)	(240)	(5,698)
Other disposals	(3,372)	(1,036)	(4,408)
Other changes[1]	(251)	(17)	(268)
Balance at December 31, 2007	4,010	1,981	5,991
Additions	**2,600**	**953**	**3,553**
Reclassifications	–	–	–
Disposals	**(2,436)**	**(1,087)**	**(3,523)**
Other changes[1]	**231**	**4**	**235**
Balance at December 31, 2008	**4,405**	**1,851**	**6,256**
Carrying amount at December 31, 2007	11,636	8,002	19,638
Carrying amount at December 31, 2008	**10,538**	**8,134**	**18,672**

1 Primarily changes from currency translation.

Assets subject to operating leases which are purchased by Daimler Financial Services from independent third parties and leased to customers are considered non-inventory related assets. In contrast, assets subject to a sale under which the Group guarantees the minimum resale value or assets which Daimler leases directly as manufacturer are considered inventory related assets, which are reclassified from inventories to equipment on operating leases on conclusion of an arrangement. Since this is not treated as sale, the manufacturer profit on these vehicles is not recognized on conclusion of the arrangement. Cash flows from the purchase or sale of non-inventory related assets are presented as investing activities within the consolidated statements of cash flows. In contrast, cash flow effects attributable to inventory related leased assets are presented as operating activities.

In 2008, as a result of lower estimated residual values of leased vehicles in light of the worsening global economy, the Group recorded impairment charges of €465 million in cost of sales and allocated these charges to the Mercedes-Benz Cars segment. The impairment charges are included in the line item "Additions" within "Depreciation" in the table above.

Minimum lease payments. Non-cancelable future lease payments to Daimler for equipment on operating leases are due as follows:

	At December 31, 2008	2007
in millions of €		
Maturity		
within one year	3,682	3,627
between one and five years	3,670	3,785
later than 5 years	53	49
	7,405	7,461

12. Investments accounted for using the equity method

The European Aeronautic Defence and Space Company EADS N.V. (EADS) and Chrysler Holding LLC (Chrysler) are the most significant investees accounted for under the equity method. The Group principally includes its proportionate share in the income (loss) of these companies with a time lag of three months and allocates the results to Vans, Buses, Other. Daimler's equity share in the income (loss) of these investments is shown in the Group's consolidated statements of income within "Share of profit (loss) from companies accounted for using the equity method, net."

EADS. The carrying amount of Daimler's investment in EADS at December 31, 2008 and 2007 was €2,886 million (based on a 22.5% equity interest) and €3,442 million (based on a 24.9% equity interest), respectively. At December 31, 2008, the market value of Daimler's investment in EADS based on quoted market prices was €2,206 million.

On July 7, 2004, Daimler entered into a securities lending agreement with Deutsche Bank AG concerning an approximate 3% equity interest in EADS shares. The securities lending had several tranches with terms ranging between three and four years. As collateral, Daimler received a lien on a securities account of equivalent value to the shares loaned by Daimler. Simultaneously the Group also entered into option contracts based on EADS shares which provided it with the rights to sell these EADS shares between October 2007 and October 2008 at a fixed strike price but gave the counterparty the right to participate in increases in the share price above a certain higher threshold while obtaining protection against a decrease in the share price below a minimum amount per share. In the fourth quarter of 2007, the Group started to exercise its option contracts and irrevocably transferred an approximately 1% equity interest in EADS to third parties. From this transaction, Daimler achieved a gain of €35 million before income taxes. In 2008, the Group exercised all remaining option rights and irrevocably transferred an equity interest of approximately 2% in EADS to third parties. From this transaction, Daimler realized a gain of €130 million before income taxes.

In addition, on April 4, 2006, Daimler entered into a forward transaction with several financial institutions pertaining to a 7.5% interest in EADS. Simultaneously, Daimler entered into a securities lending agreement with those financial institutions for the same number of shares of EADS. As collateral, Daimler received a lien on a securities account of equivalent value to the shares loaned by Daimler. In January 2007, Daimler settled the forward transaction by transferring its 7.5% interest in EADS for cash proceeds of €1,994 million and realized a gain of €762 million before income taxes (including a gain from the realization of derivatives of €49 million).

The transactions contracted in July 2004 and April 2006 reduced the Group's legal ownership in EADS to 22.5%. Until the respective settlements of the transactions (the forward transaction in January 2007 with respect to a 7.5% equity interest in EADS and exercise of the option rights, beginning in the fourth quarter of 2007, with respect to an approximate 3% equity interest in EADS), however, the original transactions did not meet the criteria of a sale. Therefore, for the period up to derecognition, the Group carried the EADS shares underlying these transactions as an investment on the balance sheet. Accordingly, Daimler's share in the results of EADS in 2008 was based on an equity interest which declined during the year from 24.9% to 22.5% at year end. In 2007 and 2006, however, the at-equity accounting for the Group's interest in EADS was based on a 24.9% and 33% equity interest, respectively. We accounted for all derivatives relating to EADS shares as derivative financial instruments with changes in fair value subsequent to initial measurement through the settlement of the respective contracts recognized in other financial income (expense), net. In 2007 and 2006, the mark-to-market valuations of these derivatives resulted in unrealized gains of €72 million and €519 million, respectively.

On March 13, 2007, a subsidiary of Daimler which holds Daimler's 22.5% interest in EADS issued equity interests to investors in exchange for €1,554 million of cash, resulting in a gain of €704 million before income taxes in 2007. The newly issued equity interest can be converted by Daimler on or after July 1, 2010 into a 7.5% interest in EADS or into cash equal to the then fair value of that interest in EADS. This transaction did not reduce Daimler's equity interest in EADS on which the Group bases its at-equity accounting. As a result of this transaction, the Group reports a minority interest in its consolidated balance sheet representing the investor's ownership in the consolidated subsidiary that issued the equity interest. The amount reported as minority interest reflects the investor's 33% share in the net assets of that subsidiary.

Daimler's equity in the income (or loss) of EADS was €177 million in 2008 (2007: €13 million; 2006: €(193) million), including investor-level adjustments. The 2006 result is based on financial information of EADS with a three-month time lag adjusted for significant transactions and events during the intervening period between September 30, 2006 and the Group's reporting date of December 31, 2006. The adjustments primarily comprise charges recorded by EADS in the fourth quarter of 2006 in connection with the A380 aircraft program due to delivery delays and the decision to launch the industrial program for the new A350XWB aircraft family.

The following table presents summarized IFRS financial information for EADS, which was the basis for applying the equity method in the Group's consolidated financial statements:

in millions of €	2008	2007	2006
Income statement information [1]			
Sales	**40,659**	39,614	38,109
Net profit (loss)	**1,176**	(1)	(585)
Balance sheet information [2]			
Total assets	**73,071**	68,482	68,428
Equity	**12,690**	13,760	13,138
Liabilities	**60,381**	54,722	55,290

1 For the period from October 1 to September 30; adjusted for significant transactions and events during fourth quarter of 2006.
2 As of the balance sheet date September 30; adjusted for significant transactions and events during fourth quarter of 2006.

Chrysler. Daimler holds a 19.9% equity interest in Chrysler. The Group's significant influence on Chrysler is the result of its representation on Chrysler's board of directors and the veto and blocking rights set forth in the partnership agreement.

In 2008, Daimler's proportionate share in the loss of Chrysler amounted to €1,390 million, including investor-level adjustments (2007: for the period from August 4 until September 30, €377 million). The Group's proportionate share in Chrysler's 2008 loss reduced the carrying amount of its equity investment to zero (carrying amount at December 31, 2007: €916 million).

The amount of the proportionate share in the 2008 loss which exceeded the carrying amount of the equity investment in Chrysler was recorded as a reduction of the carrying amounts of the subordinated loans granted to Chrysler (see Note 2). The results for 2008 and 2007 are based on financial information of Chrysler as of September 30, included with a three-month time lag and adjusted for significant transactions and events that occurred between September 30 and the Group's reporting date of December 31. The adjustments made in 2008 contain expenses of €109 million relating to restructuring measures initiated at Chrysler. In 2007, the adjustments comprised expenses of €322 million related to restructuring measures at Chrysler and a new agreement Chrysler reached with the US trade union, UAW.

The following table presents summarized IFRS financial information for Chrysler, which was the basis for applying the equity method in the Group's consolidated financial statements:

	2008	2007
in millions of €		
Income statement information [1]		
Sales	48,442	7,967
Net profit (loss)	(6,541)	(1,942)
Balance sheet information [2]		
Total assets	81,506	90,427
Equity	(3,430)	2,677
Liabilities	84,936	87,750

1 Figures for the period from October 1, 2007 to September 30, 2008 and for the period from August 4 to September 30, 2007, in both years adjusted for significant transactions and events during fourth quarter.
2 Figures as of the balance sheet date September 30, in both years adjusted for significant transactions and events during fourth quarter.

The rights retained by the Group that are contingent upon the residual values of leased vehicles and certain other events were impaired in 2008 because of an expected decline in the fair value of the financial asset.

Due to the significant financial difficulties at Chrysler in the fourth quarter of 2008, the Group determined that objective evidence existed that the carrying amount of loans and receivables due from Chrysler and certain other assets was impaired.

In 2008, total impairments of €1.8 billion were recognized and primarily recorded in "Other financial income (expense), net."

13. Receivables from financial services

Receivables from financial services are comprised of the following:

		At December 31, 2008			At December 31, 2007	
	Current	Non-current	Total	Current	Non-current	Total
in millions of €						
Receivables from						
Retail	11,533	21,759	33,292	10,579	19,153	29,732
Wholesale	6,087	1,054	7,141	5,878	544	6,422
Other	95	2,793	2,888	94	3,559	3,653
Gross carrying amount	17,715	25,606	43,321	16,551	23,256	39,807
Allowance for doubtful accounts	(331)	(603)	(934)	(271)	(323)	(594)
Carrying amount, net	17,384	25,003	42,387	16,280	22,933	39,213

Types of receivables. Retail receivables include loans and finance leases to end users of the Group's products who purchased their vehicle either from a dealer or directly from Daimler.

Wholesale receivables represent loans for floor financing programs for vehicles sold by the Group's automotive businesses to dealers or loans for assets purchased by dealers from third parties, primarily used vehicles traded in by dealers' customer or real estate such as dealer showrooms.

Other receivables mainly represent non-automotive assets from contracts of the financial services business with third parties.

Wholesale receivables from the sale of vehicles from the Group's inventory to independent dealers as well as retail receivables from the sale of Daimler's vehicles directly to retail customers relate to the sale of the Group's inventory. The cash flow effects of such receivables are presented within the consolidated cash provided by operating activities. All cash flow effects attributable to receivables from financial services that are not related to the sale of inventory to Daimler's independent dealers or direct customers are classified within cash used for investing activities.

Allowances. Changes in the allowance account for receivables from financial services were as follows:

	2008	2007	2006
in millions of €			
Balance at January 1	**594**	924	1,305
Charged to costs and expenses	**712**	457	462
Amounts written off	**(237)**	(321)	(641)
Reversals	**(131)**	(153)	(108)
Disposal of Chrysler activities	**–**	(310)	–
Currency translation and other changes	**(4)**	(3)	(94)
Balance at December 31	**934**	594	924

The total expense relating to impairment losses on receivables from financial services amounted to €730 million (2007: €487 million; 2006: €465 million).

Credit risks. The following chart gives an overview of credit risks included in receivables from financial services:

	At December 31, 2008	2007
in millions of €		
Receivables, neither past due nor impaired individually	**39,027**	35,592
Receivables past due, not impaired individually		
less than 30 days	**1,458**	1,152
30 to 59 days	**443**	295
60 to 89 days	**127**	104
90 to 119 days	**59**	35
120 days or more	**127**	86
Total	**2,214**	1,672
Receivables impaired individually	**1,146**	1,949
Carrying amount, net	**42,387**	39,213

Receivables not subject to an individual impairment assessment are grouped and subject to collective impairment allowances to cover credit losses.

The carrying amount of receivables from financial services, of which the terms have been renegotiated and that would otherwise be past due or impaired as of December 31, 2008 was €222 million (2007: €63 million).

Further information on financial risks and nature of risks is provided in Note 30.

Finance leases. Finance leases consist of sales-types leases of vehicles to the Group's direct retail customers and of direct-financing leases of vehicles to customers of the Group's independent dealers including leveraged leases of non-automotive assets to third parties.

Maturities of the finance lease contracts are comprised of the following:

			At December 31, 2008				At December 31, 2007	
	< 1 year	1 year up to 5 years	> 5 years	Total	< 1 year	1 year up to 5 years	> 5 years	Total
in millions of €								
Contractual future lease payments	5,153	9,825	3,824	18,802	4,172	8,570	4,933	17,675
Unguaranteed residual values	122	331	260	713	157	387	278	822
Gross investment	5,275	10,156	4,084	19,515	4,329	8,957	5,211	18,497
Unearned finance income	(730)	(1,626)	(1,325)	(3,681)	(627)	(1,612)	(1,857)	(4,096)
Gross carrying amount	4,545	8,530	2,759	15,834	3,702	7,345	3,354	14,401
Allowances for doubtful accounts	(135)	(393)	(4)	(532)	(92)	(145)	(1)	(238)
Carrying amount, net	4,410	8,137	2,755	15,302	3,610	7,200	3,353	14,163

Leveraged leases. Leveraged leases which are included in the above table also involve those leveraged lease arrangements which are recorded net of non-recourse debt and are designed to achieve tax advantages for the investor that are shared with its contracting partner. Daimler's risk of loss from these arrangements is limited to the equity investment. Revenue is recognized based on the effective interest method using the implicit rate of return that considers the net cash flows underlying the transactions.

The investments in these leveraged leases consist of power plants, sewage treatment plants, vessels and railroad rolling stock; the contractual maturities range from 27 to 52 years. The carrying amount of leveraged leases as of December 31, 2008 and December 31, 2007 was €1,304 million and €1,271 million, respectively. Daimler recognized income of €36 million (2007: €38 million; 2006: €41 million) relating to these transactions, which is included in revenue.

Sale of receivables. Based on market conditions and liquidity needs, Daimler may sell portfolios of retail and wholesale receivables to third parties (i.e. special purpose entities). At the time of the sale, Daimler determines whether the legally transferred receivables meet the criteria for derecognition in conformity with the appropriate provisions. If the criteria are not met, the receivables continue to be recognized in the Group's consolidated balance sheets.

As of December 31, 2008, the carrying amount of receivables from financial services sold, but not derecognized for accounting purposes amounted to €697 million (2007: €1,409 million). The associated risks and rewards are similar to those with respect to receivables from financial services that have not been transferred. For information on the related total liabilities associated with these receivables sold, but not derecognized, see Note 23. These receivables are pledged as collateral for the related financial liabilities.

14. Other financial assets

The item "other financial assets" shown in the consolidated balance sheets is comprised of the following classes:

	At December 31, 2008			At December 31, 2007		
	Current	Non-current	Total	Current	Non-current	Total
in millions of €						
Available-for-sale financial assets	711	847	1,558	1,061	1,283	2,344
Thereof equity instruments	–	744	744	–	1,139	1,139
Thereof debt instruments	711	103	814	1,061	144	1,205
Derivative financial instruments used in hedge accounting	1,105	879	1,984	1,364	725	2,089
Financial assets at fair value through profit or loss	1,233	1,132	2,365	502	1,111	1,613
Other receivables and financial assets	1,669	420	2,089	2,545	1,036	3,581
	4,718	3,278	7,996	5,472	4,155	9,627

Investments included in the table above, primarily debt securities, with a carrying amount of €1,091 million in 2008 (2007: €1,424 million) form part of the Group's liquidity management function.

Available-for-sale financial assets. Equity instruments comprise the following:

	At December 31,	
	2008	2007
in millions of €		
Equity instruments at fair value	193	573
Equity instruments at cost	551	566
	744	1,139

In 2008, equity instruments at cost with a carrying amount of €35 million (2007: €5 million; 2006: €20 million) were sold. The realized gains from the sales were €12 million in 2008 (2007: €90 million; 2006: €45 million). As of December 31, 2008, the Group did not intend to dispose of any reported equity instruments at cost.

Financial assets at fair value through profit or loss comprise the following:

	At December 31,	
	2008	2007
in millions of €		
Trading securities	277	313
Derivative financial instruments not used in hedge accounting	2,088	1,300
	2,365	1,613

Derivatives. For information on derivatives see Note 29.

15. Other assets

The remaining non-financial assets are comprised of the following:

in millions of €	At December 31, 2008 Current	Non-current	Total	At December 31, 2007 Current	Non-current	Total
Reimbursements due to income tax refunds	411	268	679	243	149	392
Reimbursements due to other tax refunds	1,241	14	1,255	1,221	21	1,242
Reimbursements due to Medicare Act (USA)	–	119	119	–	106	106
Other expected reimbursements	404	34	438	489	26	515
Prepaid expenses	289	61	350	199	97	296
Others	226	110	336	216	81	297
	2,571	606	3,177	2,368	480	2,848

Other expected reimbursements predominantly relate to recovery claims from our suppliers in connection with issued product warranties.

16. Inventories

in millions of €	At December 31, 2008	2007
Raw materials and manufacturing supplies	1,725	1,741
Work-in-process	1,880	1,907
Finished goods, parts and products held for resale	13,066	10,343
Advance payments to suppliers	134	95
	16,805	14,086

The production cost of inventories recognized as expense in 2008 is included in cost of sales and amounts to €63,526 million. In 2007, production cost of €64,143 million (2006: €67,142 million) was included in cost of sales and €22,267 million (2006: €40,075 million) was included in profit (loss) from discontinued operations. The amount of write-down of inventories to net realizable value recognized as expense was €245 million in 2008 (2007: €111 million; 2006: €87 million). At December 31, 2008, €2,313 million (2007: €1,431 million) of the total inventories were carried at net realizable value. Inventories that are expected to be turned over within twelve months amounted to €16,259 million at December 31, 2008 (2007: €13,542 million).

At December 31, 2008, inventories include €535 million (2007: €382 million) of company cars of Daimler AG, which were pledged as collateral to the Daimler Pension Trust e.V. based on the requirement to provide collateral for certain vested employee benefits in Germany.

The carrying amount of inventories recognized during the period by taking possession of collateral held as security amounted to €102 million in 2008 (2007: €88 million). The utilization of the assets occurs in the context of normal business cycle.

17. Trade receivables

in millions of €	At December 31, 2008	2007
Gross carrying amount	7,619	6,738
Allowance for doubtful accounts	(620)	(377)
Carrying amount, net	6,999	6,361

As of December 31, 2008, €25 million of the trade receivables mature after more than one year (2007: €25 million).

Allowances. Changes in the allowance account for trade receivables were as follows:

in millions of €	2008	2007	2006
Balance at January 1	377	476	540
Charged to costs and expenses	280	12	25
Amounts written off	(42)	(78)	(67)
Disposal of Chrysler activities	–	(22)	-
Currency translation and other changes	5	(11)	(22)
Balance at December 31	620	377	476

The total expenses relating to the impairment losses of trade receivables amounted to €282 million (2007: €126 million; 2006: €91 million).

Credit risks. The following chart gives an overview of credit risks included in trade receivables:

	At December 31, 2008	2007
in millions of €		
Receivables, neither past due nor impaired individually	4,947	4,501
Receivables past due, not impaired individually		
less than 30 days	660	589
30 to 59 days	174	121
60 to 89 days	62	51
90 to 119 days	54	68
120 days or more	226	57
Total	1,176	886
Receivables impaired individually	876	974
Carrying amount, net	6,999	6,361

Receivables not subject to an individual impairment assessment are grouped and subject to collective impairment allowances to cover credit losses.

The carrying amount of trade receivables, of which the terms have been renegotiated and that would otherwise be past due or impaired as of December 31, 2008 was €73 million.

Further information on financial risk and nature of risks is provided in Note 30.

Sale of receivables. Based on market conditions and liquidity needs, Daimler may sell portfolios of trade receivables to third parties. At the time of the sale, Daimler determines whether the legally transferred receivables meet the criteria for derecognition in conformity with the appropriate provisions. If the criteria are not met, the receivables are continued to be recognized in the Group's consolidated balance sheets.

As of December 31, 2008, the carrying amount of trade receivables sold, but not derecognized for accounting purposes amounted to €67 million (2007: €226 million). For information on the liabilities related to sold but not derecognized receivables, see Note 23. These receivables are pledged as collateral for the related financial liabilities.

18. Assets and liabilities held for sale (Potsdamer Platz)

On December 13, 2007, the Supervisory Board of Daimler AG approved the sale of real estate properties at Potsdamer Platz to the SEB Group. For further information see Note 2.

In the consolidated balance sheet as of December 31, 2007 the assets and liabilities of Potsdamer Platz are presented separately as assets and liabilities held for sale. The assets and liabilities held for sale are comprised on a consolidated basis of the following:

	December 31, 2007
Amounts in millions of €	
Assets held for sale	
Property, plant and equipment	920
Other assets	2
	922
Liabilities held for sale	
Provisions for other risks and other liabilities	26

19. Equity

See also the consolidated statements of changes in equity.

The capital stock is allocated into no-par value shares. All shares are fully paid up. Each share grants one vote at the Annual Meeting of Daimler AG and an equal portion of the profits as defined by the dividend distribution resolved at the Annual Meeting.

	2008	2007
in millions of shares		
Shares outstanding on January 1	1,014	1,028
Creation of new shares by exercise of stock options	–	36
Reacquired and cancelled shares (share buy back program)	(50)	(50)
Shares issued on December 31	964	1,014
Reacquired shares not cancelled (share buy back program)	(37)	–
Shares outstanding on December 31	927	1,014

Treasury shares. In 2008, Daimler purchased 1.5 million (2007: 0.5 million; 2006: 0.7 million) Daimler shares in connection with an employee share purchase plan of which 1.5 million (2007: 0.5 million; 2006: 0.7 million) shares were re-issued to employees.

Share buyback program. Reacquisition of treasury shares cancelled in 2008 without reduction of capital stock as well as the cancellation itself were based on the resolution of the Annual Meeting on April 4, 2007 that authorized Daimler to acquire, until October 4, 2008, treasury shares for certain predefined purposes, i. e. for the purpose of cancellation and to meet the subscription rights arising from stock option programs, up to an amount of €267 million of the capital stock, or nearly 10% of the capital stock as of that date. Between August 30, 2007 and March 28, 2008, Daimler AG exercised the authorization granted by the Annual Meeting by repurchasing a total of 99.8 million shares in 2007 and 2008 (49.8 million of which after December 31, 2007 between February 14, 2008 and March 28, 2008) representing €267 million of the capital stock as of the time of the resolution of the Annual Meeting in 2007, equivalent to 10%, for a total consideration of €6,197 million (€2,717 million of which for the shares repurchased after December 31, 2007). By way of cancellation of 49.8 million repurchased shares without reduction of the capital stock with effect as of the end of April 3, 2008, the amount of capital stock attributable to one share increased from approximately €2.73 to approximately €2.87.

On April 9, 2008, the Annual Meeting authorized Daimler AG to acquire, until October 9, 2009, treasury shares for certain predefined purposes, i. e. for the purpose of cancellation and to meet the subscription rights arising from stock option programs, up to 10% of the capital stock in the amount of € 2,766 million issued as of the day of the resolution. Between June 18, 2008 and October 23, 2008, Daimler AG partly exercised the authorization by repurchasing a total of 37.3 million shares representing approximately €107 million of the capital stock as of the time of the Annual Meeting, equivalent to approximately 3.87%, for a total consideration of €1,449 million. While 0.2 million shares repurchased were used in 2008 to meet subscription rights arising from stock option programs, 37.1 million treasury shares are still held by Daimler AG as of December 31, 2008.

Authorized capital. By way of a resolution adopted at the Annual Meeting on April 9, 2008, the Board of Management was authorized, with the consent of the Supervisory Board, to increase Daimler AG's capital in the period until April 8, 2013 by a total of €500 million by issuing new registered no par value shares in exchange for cash contributions and by a total of €500 million by issuing new registered no par value shares in exchange for non-cash contributions.

Conditional capital. By way of a resolution adopted at the Annual Meeting on April 6, 2005, the Board of Management was authorized, with the consent of the Supervisory Board, to issue convertible bonds and / or option notes with warrants with a total face value of up to €15 billion at terms not exceeding 20 years and to grant the bearers or creditors of these bonds convertible or option rights to new Daimler shares with an allocable portion of the capital stock of up to €300 million, in line with the specified conditions, by April 5, 2010. This authorization has not been exercised yet.

Stock option plans. As of December 31, 2008, 24 million options from stock option plans with a nominal amount of €70 million had not yet been exercised.

Dividends. Under the German Stock Corporation Act (Aktiengesetz), the dividend that can be distributed to shareholders is based on the unappropriated earnings reported in the annual financial statements of Daimler AG (parent company only) in accordance with the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2008, the Daimler management will propose to the shareholders at the Annual Meeting that €556 million (€0.60 per share) of the unappropriated accumulated earnings of Daimler AG be distributed as a dividend to the stockholders.

The table below shows the changes in other reserves directly recognized in equity:

in millions of €	Before taxes	Taxes	2008 Net of taxes	Before taxes	Taxes	2007 Net of taxes	Before taxes	Taxes	2006 Net of taxes
Financial assets available for sale:									
Fair value changes recognized in equity	(295)	16	(279)	(241)	18	(223)	121	(27)	94
(Income) / expenses reclassified through profit or loss	37	-	37	(6)	2	(4)	(1)	-	(1)
Total financial assets available for sale	(258)	16	(242)	(247)	20	(227)	120	(27)	93
Derivative financial instruments:									
Fair value changes recognized in equity	233	(34)	199	2,030	(546)	1,484	2,313	(877)	1,436
(Income) / expenses reclassified through profit or loss	(940)	258	(682)	(1,915)	677	(1,238)	(1,899)	722	(1,177)
Total derivative financial instruments	(707)	224	(483)	115	131	246	414	(155)	259
Currency translation adjustments	(53)	-	(53)	(812)	-	(812)	(1,621)	-	(1,621)
Total income and (expenses) recognized directly in equity	(1,018)	240	(778)	(944)	151	(793)	(1,087)	(182)	(1,269)
Net profit			1,414			3,985			3,783
Total income for period			636			3,192			2,514

In the line item "total financial assets available for sale," the amounts for 2008 include minority interest of €(8) million before taxes and €(6) million net of taxes (2007: €(3) million before income taxes, €(2) million net of taxes; 2006: -). The line item "total derivative financial instruments" includes €(108) million before income taxes and €(71) net of taxes attributable to minority interest in 2008 (2007: €83 million before and net of taxes; 2006: -). Minority interest of €46 million before and net of taxes are included in the line item "currency translation adjustments" for 2008 (2007: €(12) million before and net of taxes; 2006: €(36) million before and net of taxes).

20. Share-based payment

As of December 31, 2008, the Group has the following awards outstanding that were issued under a variety of plans: (1) the 2005-2008 Performance Phantom Share Plans (PPSP), (2) the Stock Option Plan 2000 (SOP) and (3) the Stock Appreciation Rights (SAR) Plan from previous years. The SOP 2003 and 2004 are equity-settled share-based payment instruments and are measured at fair value at the date of grant. PPSP and SAR are cash-settled share-based payment instruments and are measured at respective fair value at the balance sheet date.

The PPSP are paid off at the end of the stipulated holding period; earlier, pro-rated payoff is possible only if certain defined conditions are met. For the SAR Plan, the vesting period has passed, so that all SARs are exercisable under consideration of the exercise prices.

The effects on share-based payment arrangements in the income statements and balance sheets were as follows (before income taxes):

	Remuneration expense / (income)			Provision at December 31,	
in millions of €	2008	2007	2006	2008	2007
PPSP	(75)	161	59	73	165
MTI	-	4	.	-	-
SAR	(8)	39	.	-	8
SOP	(18)	24	38	-	-
	(101)	228	97	73	173

In 2008, income mainly resulted from the decline in the share price compared to 2007.

Expenses / (income) in the consolidated statements of income resulting from rights of members of the Board of Management are as follows:

in millions of €	Dr. Dieter Zetsche 2008	2007	2006	Günther Fleig 2008	2007	2006	Dr. Rüdiger Grube 2008	2007	2006
PPSP	(2.7)	5.1	1.2	(1.3)	2.5	0.6	(1.4)	2.5	0.6
SAR	(0.2)	0.1	-	-	-	-	-	-	-
SOP	(4.5)	3.0	0.8	(2.3)	1.5	0.4	(2.3)	1.5	0.4

in millions of €	Andreas Renschler 2008	2007	2006	Bodo Uebber 2008	2007	2006	Dr. Thomas Weber 2008	2007	2006
PPSP	(1.4)	2.6	0.6	(1.5)	2.7	0.7	(1.3)	2.5	0.6
SAR	-	-	-	-	-	-	-	-	-
SOP	-	-	0.1	(1.8)	1.2	0.3	(1.8)	1.2	0.3

in millions of €	Thomas W. LaSorda 2008	2007	2006	Eric R. Ridenour 2008	2007	2006	Thomas W. Sidlik 2008	2007	2006
PPSP	-	0.9	0.7	-	0.6	0.5	-	0.8	0.6
SAR	-	-	-	-	-	-	-	0.1	-
SOP	-	-	0.1	-	-	0.1	-	1.5	0.4

The details of the overview do not represent any paid or committed remuneration, but refer to income and expense which has been calculated according to IFRS. Details regarding remuneration in 2008 can be found in the Remuneration Report (see page 122).

Performance Phantom Share Plans. In 2008, the Group adopted a Performance Phantom Share Plan (PPSP), similar to that used in 2007, 2006 and 2005, under which eligible employees are granted phantom shares entitling them to receive cash payments after four years. The amount of cash paid to eligible employees is based on the number of vested phantom shares (determined over a three-year performance period) multiplied by the quoted price of Daimler's Ordinary Shares (calculated as an average price over a specified period at the end of the four years of service). The number of phantom shares that vest will depend on the achievement of corporate performance goals, based on competitive and internal benchmarks (return on net assets and return on sales).

The Group recognizes a provision for awarding the PPSP. Since payment per vested phantom share depends on the quoted price of one Daimler Ordinary Share, the quoted price represents the fair value of each phantom share. The proportionate remuneration expenses for the years 2005 to 2008 are determined on the basis of the year-end quoted price of Daimler Ordinary Shares and the estimated target achievement.

Stock Option Plans. In April 2000, the Group's shareholders approved the Daimler Stock Option Plan (SOP), which grants stock options for the purchase of Daimler Ordinary Shares to eligible employees. Options granted under the SOP are exercisable at a reference price per Daimler Ordinary Share, which is determined in advance, plus a 20% premium. The options become exercisable in equal installments at the earliest on the second and third anniversaries from the date of grant. All unexercised options expire ten years after the date of grant. If the market price per Daimler Ordinary Share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%. After 2004 no new stock options were granted.

In the event of exercise, the Group has generally issued common shares so far.

Chrysler employees are still able to exercise their rights. Employees are allowed to exercise their rights within one year after leaving the Group. For Chrysler employees who had an active status on August 3, 2007, the possibility to exercise their rights expired on August 3, 2008. Former employees with an inactive status at deconsolidation are allowed to exercise their rights for a maximum of five years after leaving the Group. Exercises, and therefore the potential issue of new common shares, could cause an increase in the share capital of Daimler, similar to exercises of stock options by current Daimler employees. As of December 31, 2008, inactive Chrysler employees held 2.3 million exercisable rights.

Due to the deconsolidation of the Chrysler activities, the outstanding rights for Chrysler employees no longer result in a debt from share-based payment. As of December 31, 2008, Daimler recorded a provision for Chrysler rights that are not paid off.

The table below shows the basic terms of the SOP (in millions):

	Reference price	Exercise price	Options granted	Options outstanding	Options exercisable
				At December 31, 2008	
Year of grant					
2000	€62.30	€74.76	15.2	5.6	5.6
2001	€55.80	€66.96	18.7	5.7	5.7
2002	€42.93	€51.52	20.0	4.6	4.6
2003	€28.67	€34.40	20.5	3.2	3.2
2004	€36.31	€43.57	18.0	5.2	5.2

Options granted to the Board of Management in 2004 for which - according to the recommendations of the German Corporate Governance Code - the Presidential Committee can impose a limit, or reserve the right to impose a limit in the event of exceptional and unpredictable developments, are measured at their intrinsic values as of December 31.

Analysis of the stock options issued is as follows:

	2008		2007		2006	
	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share
Balance at beginning of the year	29.1	57.66	67.1	56.00	79.6	53.92
Options granted	-	-	-	-	-	-
Exercised	(0.6)	39.11	(35.7)	53.89	(10.0)	37.06
Disposal / Forfeited	(4.2)	66.75	(2.3)	67.97	(2.5)	65.72
Outstanding at year-end	24.3	56.61	29.1	57.66	67.1	56.00
Exercisable at year-end	24.3	56.61	29.1	57.66	58.8	57.75

The weighted average share price of Daimler Ordinary Shares during the exercise period was €45.86 (2007: €65.69; 2006: €44.99).

Analysis of the stock options issued to the members of the Board of Management is as follows:

Dr. Dieter Zetsche

	2008 Number of stock options in millions	2008 Average exercise price € per share	2007 Number of stock options in millions	2007 Average exercise price € per share	2006 Number of stock options in millions	2006 Average exercise price € per share
Balance at beginning of year	1.0	52.99	1.0	52.99	1.0	52.99
Options granted	–	–	–	–	–	–
Exercised	–	–	–	–	–	–
Disposals / Forfeited	–	–	–	–	–	–
Outstanding at year-end	1.0	52.99	1.0	52.99	1.0	52.99
Exercisable at year-end	1.0	52.99	1.0	52.99	1.0	53.73
Weighted Maturity		3.0 years		4.0 years		5.0 years

Günther Fleig

	2008 Number of stock options in millions	2008 Average exercise price € per share	2007 Number of stock options in millions	2007 Average exercise price € per share	2006 Number of stock options in millions	2006 Average exercise price € per share
Balance at beginning of year	0.6	53.88	0.6	53.88	0.6	53.88
Options granted	–	–	–	–	–	–
Exercised	–	–	–	–	–	–
Disposals / Forfeited	–	–	–	–	–	–
Outstanding at year-end	0.6	53.88	0.6	53.88	0.6	53.88
Exercisable at year-end	0.6	53.88	0.6	53.88	0.6	54.54
Weighted Maturity		2.9 years		3.9 years		4.9 years

Dr. Rüdiger Grube

	2008 Number of stock options in millions	2008 Average exercise price € per share	2007 Number of stock options in millions	2007 Average exercise price € per share	2006 Number of stock options in millions	2006 Average exercise price € per share
Balance at beginning of year	0.4	45.66	0.4	45.66	0.4	45.66
Options granted	–	–	–	–	–	–
Exercised	–	–	–	–	–	–
Disposals / Forfeited	–	–	–	–	–	–
Outstanding at year-end	0.4	45.66	0.4	45.66	0.4	45.66
Exercisable at year-end	0.4	45.66	0.4	45.66	0.4	45.88
Weighted Maturity		3.6 years		4.6 years		5.6 years

Andreas Renschler

	2008 Number of stock options in millions	2008 Average exercise price € per share	2007 Number of stock options in millions	2007 Average exercise price € per share	2006 Number of stock options in millions	2006 Average exercise price € per share
Balance at beginning of year	0.2	51.88	0.2	51.88	0.2	51.88
Options granted	–	–	–	–	–	–
Exercised	–	–	–	–	–	–
Disposals / Forfeited	–	–	–	–	–	–
Outstanding at year-end	0.2	51.88	0.2	51.88	0.2	51.88
Exercisable at year-end	0.2	51.88	0.2	51.88	0.2	52.97
Weighted Maturity		3.2 years		4.2 years		5.2 years

Bodo Uebber

	2008 Number of stock options in millions	2008 Average exercise price € per share	2007 Number of stock options in millions	2007 Average exercise price € per share	2006 Number of stock options in millions	2006 Average exercise price € per share
Balance at beginning of year	0.1	49.51	0.1	49.51	0.1	49.51
Options granted	–	–	–	–	–	-
Exercised	–	–	–	–	–	-
Disposals / Forfeited	–	–	–	–	–	-
Outstanding at year-end	0.1	49.51	0.1	49.51	0.1	49.51
Exercisable at year-end	0.1	49.51	0.1	49.51	0.1	51.38
Weighted Maturity		3.8 years		4.8 years		5.8 years

Dr. Thomas Weber

	2008 Number of stock options in millions	2008 Average exercise price € per share	2007 Number of stock options in millions	2007 Average exercise price € per share	2006 Number of stock options in millions	2006 Average exercise price € per share
Balance at beginning of year	0.2	43.61	0.2	43.61	0.2	43.61
Options granted	–	–	–	–	–	-
Exercised	–	–	–	–	–	-
Disposals / Forfeited	–	–	–	–	–	-
Outstanding at year-end	0.2	43.61	0.2	43.61	0.2	43.61
Exercisable at year-end	0.2	43.61	0.2	43.61	0.2	43.61
Weighted Maturity		3.8 years		4.8 years		5.8 years

Thomas W. LaSorda

	2008 Number of stock options in millions	2008 Average exercise price € per share	2007 Number of stock options in millions	2007 Average exercise price € per share	2006 Number of stock options in millions	2006 Average exercise price € per share
Balance at beginning of year	-	-	0.2	55.00	0.3	49.57
Options granted	-	-	-	-	-	-
Exercised	-	-	-	-	0.1	44.41
Disposals / Forfeited	-	-	-	-	-	-
Outstanding at August 3, 2007	-	-	0.2	55.00	0.2	55.00
Exercisable at August 3, 2007	-	-	0.2	55.00	0.2	57.18
Weighted Maturity		-		3.9 years		5.2 years

Eric R. Ridenour

	2008 Number of stock options in millions	2008 Average exercise price € per share	2007 Number of stock options in millions	2007 Average exercise price € per share	2006 Number of stock options in millions	2006 Average exercise price € per share
Balance at beginning of year	-	-	0.1	50.62	0.2	44.64
Options granted	-	-	-	-	-	-
Exercised	-	-	-	-	0.1	39.18
Disposals / Forfeited	-	-	-	-	-	-
Outstanding at August 3, 2007	-	-	0.1	50.62	0.1	50.62
Exercisable at August 3, 2007	-	-	0.1	50.62	0.1	53.52
Weighted Maturity		-		4.3 years		5.9 years

Thomas W. Sidlik

	2008		2007		2006	
	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share	Number of stock options in millions	Average exercise price € per share
Balance at beginning of year	-	-	0.6	56.54	0.6	56.54
Options granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Disposals / Forfeited	-	-	-	-	-	-
Outstanding at August 3, 2007	-	-	0.6	56.54	0.6	56.54
Exercisable at August 3, 2007	-	-	0.6	56.54	0.5	57.49
Weighted Maturity		-		3.6 years		4.8 years

With regard to the figures shown in the above table, it has to be considered that benefits from the stock option plans only arise if the Daimler share price exceeds the hurdle which has been individually defined for each stock option plan and if the owner of the stock option plan has realized an exercise. As variable compensation, only the difference between the reference and exercise price of the respective stock option plan is paid out. The following average exercise price is only a statistical factor, which results from the weighted average of the exercise prices shown in the table for the basic terms of the SOP. The sum of rights shown here is calculated from the addition of the different amounts of options that were granted in the years 2000 to 2004.

Stock Appreciation Rights Plans.

In 1999, Daimler established a stock appreciation rights plan (the SAR Plan 1999), which provides eligible employees of the Group with the right to receive cash equal to the appreciation of Daimler Ordinary Shares subsequent to the date of grant. The stock appreciation rights granted under the SAR Plan 1999 vest in equal installments on the second and third anniversaries of the grant date. All unexercised SARs expire ten years after the grant date. The exercise price of a SAR is equal to the fair market value of Daimler's Ordinary Shares on the grant date. On February 24, 1999, the Group issued 11.4 million SARs at an exercise price of €89.70 each (US $98.76 for Chrysler employees), of which 3.3 million are outstanding and exercisable at December 31, 2008.

The fair value of the SAR Plan is taken into account in provisions for other risks at the balance sheet date. Both the fair values and the intrinsic values of the SARs were zero at year-end.

21. Pensions and similar obligations

The provisions for pension benefit plans and similar obligations are comprised of the following components:

	At December 31, 2008	2007
in millions of €		
Provision for pension benefits (pension plans)	3,282	3,038
Provision for other post-employment benefits	848	790
Provision for other benefits	10	24
	4,140	3,852

Defined pension benefit plans

The Group provides pension benefits with defined entitlements to almost all of its employees which have to be accounted for as defined benefit plans and are funded partially with assets. Starting in 2008, the majority of the active employees are entitled to pay-related defined pension benefits. Under these plans, employees earn benefits for each year of service. The benefits earned per year of service are based on the salary level and age of the respective employees.

Funded status. The following information with respect to the Group's pension plans is presented separately for German plans and non-German plans. In 2006 and 2005, the non-German plans were principally comprised of plans in the United States still including the Chrysler plans. In 2007, as a result of the deconsolidation of Chrysler, the Group's provisions for pension benefits and the corresponding plan assets decreased significantly. The funded status developed since 2005 as follows:

	At December 31, 2008			At December 31, 2007			At December 31, 2006			At December 31, 2005		
in millions of €	Total	German plans	Non-German plans	Total	German plans	Non-German plans	Total	German plans	Non-German plans	Total	German plans	Non-German plans
Present value of defined benefit obligations	15,044	12,780	2,264	15,686	13,539	2,147	37,466	14,728	22,738	41,514	15,163	26,351
Less fair value of plan assets	(10,110)	(8,796)	(1,314)	(13,774)	(12,073)	(1,701)	(35,176)	(11,542)	(23,634)	(34,348)	(10,590)	(23,758)
Funded status	4,934	3,984	950	1,912	1,466	446	2,290	3,186	(896)	7,166	4,573	2,593

A reconciliation of the funded status to the net amounts recognized in the consolidated balance sheets is as follows:

	At December 31, 2008			At December 31, 2007		
in millions of €	Total	German plans	Non-German plans	Total	German plans	Non-German plans
Funded status	4,934	3,984	950	1,912	1,466	446
Unrecognized actuarial net gains/(losses)	(1,677)	(1,347)	(330)	1,106	1,022	84
Unrecognized past service cost	(1)	–	(1)	–	–	–
Net amounts recognized	3,256	2,637	619	3,018	2,488	530
Thereof recognized in: Other assets	(26)	–	(26)	(20)	–	(20)
Thereof recognized in: Provisions for pensions and similar obligations	3,282	2,637	645	3,038	2,488	550

The development of the present value of the defined benefit obligations and the fair value of plan assets is as follows:

in millions of €	2008 Total	2008 German plans	2008 Non-German plans	2007 Total	2007 German plans	2007 Non-German plans
Present value of the defined benefit obligation at January 1	15,686	13,539	2,147	37,466	14,728	22,738
Current service cost	348	272	76	609	334	275
Interest cost	824	715	109	1,421	651	770
Contributions by plan participants	142	140	2	10	–	10
Actuarial (gains)/losses	(1,143)	(1,150)	7	(2,354)	(1,728)	(626)
Past service cost/(income)	(109)	(121)	12	21	–	21
Curtailments	(9)	–	(9)	34	(2)	36
Settlements	(89)	(1)	(88)	(43)	–	(43)
Pension benefits paid	(682)	(614)	(68)	(1,697)	(597)	(1,100)
Disposal of Chrysler activities	–	–	–	(19,198)	–	(19,198)
Currency exchange-rate and other changes	76	–	76	(583)	153	(736)
Present value of the defined benefit obligation at December 31	15,044	12,780	2,264	15,686	13,539	2,147
Thereof with plan assets	13,911	11,747	2,164	14,503	12,455	2,048
Thereof without plan assets	1,133	1,033	100	1,183	1,084	99
Fair value of plan assets at January 1	13,774	12,073	1,701	35,176	11,542	23,634
Expected return on plan assets	901	782	119	2,016	862	1,154
Actuarial gains/(losses)	(3,970)	(3,520)	(450)	8	(233)	241
Actual return on plan assets	(3,069)	(2,738)	(331)	2,024	629	1,395
Contributions by the employer	58	–	58	645	425	220
Contributions by plan participants	2	–	2	10	–	10
Settlements	(67)	–	(67)	(14)	–	(14)
Benefits paid	(606)	(539)	(67)	(1,585)	(523)	(1,062)
Disposal of Chrysler activities	–	–	–	(21,718)	–	(21,718)
Currency exchange-rate and other changes	18	–	18	(764)	–	(764)
Fair value of plan assets at December 31	10,110	8,796	1,314	13,774	12,073	1,701

The experience related adjustments, which are the differences between the earlier actuarial assumptions applied and actual developments are as shown in the following table (based on the pension benefit plans and plan assets at December 31):

in millions of €	2008	2007	At December 31, 2006	2005
Present value of obligation	(194)	154	45	(201)
Fair value of plan assets	(3,970)	(238)	1,685	1,629

Plan assets. At December 31, 2008, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities. Plan assets and income from plan assets are used solely to pay pension benefits and to administer the plans. The Group's plan asset allocations are presented in the following table:

in % of plan assets	Plan assets German plans At December 31, 2008	2007	Plan assets Non-German plans At December 31, 2008	2007
Equity securities	40	53	41	53
Debt securities	47	35	43	29
Alternative investments	9	8	5	3
Real estate	4	2	5	2
Other	.	2	6	13

Alternative investments consist of private equity and debt investments as well as investments in commodities and hedge funds.

Assumptions. The measurement date for the Group's pension benefit obligations and plan assets is generally December 31. The measurement date for the Group's net periodic pension cost is generally January 1. The assumptions used to calculate the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are situated.

The following weighted average assumptions were used to determine pension benefit obligations:

	German plans At December 31,		Non-German plans At December 31,	
	2008	2007	2008	2007
in %				
Discount rates	5.9	5.4	5.0	5.3
Expected long-term remuneration increases	3.5	3.1	3.3	4.6
Expected increase in cost of living[1]	1.8	1.9	–	–

1 For most non-German plans, expected increases in cost of living are not a part of the benefit formula.

The following weighted average assumptions were used to determine net periodic pension cost:

	German Plans			Non-German Plans		
	2008	2007	2006	2008	2007	2006
in %						
Discount rates	5.4	4.5	4.0	5.3	5.7	5.4
Expected long-term returns on plan assets	6.5	7.5	7.5	7.3	8.5	8.5
Expected long-term remuneration increases	3.1	2.5	3.0	4.6	4.1	4.4
Expected increase in cost of living[1]	1.9	1.9	1.8	–	–	–

1 For most non-German plans, expected increases in cost of living are not a part of the benefit formula.

Discount rates. The discount rates for German and non-German pension plans are determined annually as of December 31 on the basis of high quality corporate bonds with maturities and values matching those of the pension payments.

Expected return on plan assets. The expected long-term rates of return for German and non-German plan assets are primarily derived from the asset allocation of plan assets and expected future returns for the various asset classes in the portfolios. Our investment committees survey banks and large asset portfolio managers about their expectations for future returns for the relevant market indices. The allocation-weighted average return expectations serve as an initial indicator for the expected rate of return on plan assets for each pension fund.

In addition, Daimler considers long-term actual plan assets results and historical market returns in its evaluation in order to reflect the long-term character of the expected rate of return.

Net pension cost (income). The components of net pension cost (income) for the continued and discontinued operations were as follows:

	2008			2007			2006		
	Total	German plans	Non-German plans	Total	German plans	Non-German plans	Total	German plans	Non-German plans
in millions of €									
Current service cost	348	272	76	609	334	275	829	365	464
Interest cost	824	715	109	1,421	651	770	1,872	582	1,290
Expected return on plan assets	(901)	(782)	(119)	(2,016)	(862)	(1,154)	(2,599)	(790)	(1,809)
Amortization of net actuarial (gains)/losses	(1)	-	(1)	(38)	-	(38)	1	1	-
Past service cost/(income)	(120)	(121)	1	46	-	46	73	-	73
Net periodic pension cost/(income)	150	84	66	22	123	(101)	176	158	18
Curtailments and settlements	3	-	3	21	(2)	23	112	85	27
Net pension cost/(income)	153	84	69	43	121	(78)	288	243	45

Expected payments. In 2009, Daimler expects to make cash contributions of €0.1 billion to its pension plans. In addition, the Group expects to make pension benefit payments of €0.1 billion under pension benefit schemes without plan assets.

Defined pension contribution plans

At Daimler, the payments made under defined pension contribution plans are primarily related to government-run pension plans. In 2008, the total cost from payments made under defined contribution plans amounted to €1.0 billion (2007: €1.2 billion; 2006: €1.1 billion).

Other post-employment benefits

Certain foreign subsidiaries of Daimler in North America, provide post-employment health and life-insurance benefits with defined entitlements to their employees, which have to be accounted for as defined benefit plans. As a result of the deconsolidation of the Chrysler activities in 2007, the Group's benefit obligations and net benefit costs under other post-employment benefit plans are no longer material to the Group's continuing operations.

22. Provisions for other risks

The development of provisions for other risks is summarized as follows:

in millions of €	Product warranties	Sales incentives	Personnel and social costs	Other	Total
Balance at December 31, 2007	6,598	830	3,028	2,945	13,401
Thereof current	3,103	819	1,419	1,931	7,272
Thereof non-current	3,495	11	1,609	1,014	6,129
Additions	2,262	709	817	1,447	5,235
Utilizations	(3,024)	(566)	(1,275)	(931)	(5,796)
Reversals	(221)	(46)	(289)	(665)	(1,221)
Addition of accrued interest and effects of changes in discount rates	284	.	83	62	429
Currency translation and other changes	27	(40)	(14)	(281)	(308)
Balance at December 31, 2008	5,926	887	2,350	2,577	11,740
Thereof current	3,025	887	1,031	1,887	6,830
Thereof non-current	2,901	.	1,319	690	4,910

Product warranties. Daimler issues various types of product guarantees, under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The provision for these product warranties covers expected costs for legal and contractual warranty claims, as well as expected costs for policy coverage, recall campaigns and buyback commitments. The provision for buyback commitments represents the expected costs related to the Group's obligation, under certain conditions, to repurchase a vehicle from a customer. Buybacks may occur for a number of reasons including litigation, compliance with laws and regulations in a particular region and customer satisfaction issues. The utilization date of product warranties depends on the incidence of the warranty claims and can span the entire term of the product warranties.

Sales incentives. The provisions for sales incentives relate to obligations for expected reductions in revenue already recognized. These include bonuses, discounts and other price reduction commitments, which are entered into with contractual partners in the reporting period or in previous periods, but will not be paid until subsequent periods.

Personnel and social costs. Provisions for personnel and social costs primarily comprise expected expenses of the Group for employee anniversary bonuses, profit sharing arrangements, management bonuses as well as early retirement and partial retirement plans. The additions recorded to the provisions for profit sharing and management bonuses in the reporting year usually result in cash outflows in the following year.

Other. Provisions for other risks comprise, among others, expected costs in connection with liability and litigation risks, obligations under the EU End-of-Life Vehicles Directive and environmental protection risks. In addition, they also include provisions for other taxes and various other risks.

in millions of €	At December 31, 2008 Current	Non-current	Total	At December 31, 2007 Current	Non-current	Total
Notes / bonds	11,158	22,935	34,093	10,200	25,461	35,661
Commercial paper	2,320	-	2,320	112	-	112
Liabilities to financial institutions	8,038	6,570	14,608	7,299	5,264	12,563
Deposits from direct banking business	5,033	977	6,010	3,962	138	4,100
Liabilities from ABS transactions	370	327	697	835	614	1,449
Liabilities from finance lease	60	391	451	62	377	439
Loans, other financing liabilities	449	9	458	630	13	643
	27,428	31,209	58,637	23,100	31,867	54,967

Based on market conditions and liquidity needs, Daimler may sell certain receivables to third parties. As of December 31, 2008, liabilities relating to transfers of receivables accounted as secured borrowings amounted to €764 million (2007: €1,652 million). These are reported under liabilities from ABS transactions in the amount of €697 million (2007: €1,449 million), under liabilities to financial institutions in the amount of €66 million (2007: €115 million), and under loans, other financing liabilities in the amount of €1 million (2007: €88 million).

Liabilities from finance leases relate primarily to leases of property, plant and equipment which transfer substantially all risks and rewards to the Group as lessee. Future minimum lease payments under finance leases at December 31, 2008 amounted to €637 million (2007: €655 million). The reconciliation of future minimum lease payments from finance lease arrangements to the corresponding liabilities is as follows:

in millions of €	Future minimum lease payments At December 31, 2008	2007	Interest included in future minimum lease payments At December 31, 2008	2007	Liabilities from finance lease arrangements At December 31, 2008	2007
Maturity						
within one year	77	84	17	22	60	62
between one and five years	204	222	62	79	142	143
later than five years	356	349	107	115	249	234
	637	655	186	216	451	439

24. Other financial liabilities

Other financial liabilities are composed of the following items:

in millions of €	At December 31, 2008 Current	Non-current	Total	At December 31, 2007 Current	Non-current	Total
Derivative financial instruments used in hedge accounting	185	46	231	66	169	235
Financial liabilities recognized at fair value through profit or loss	572	554	1,126	226	74	300
Liabilities from residual value guarantees	1,550	1,090	2,640	1,720	1,221	2,941
Liabilities from wages and salaries	894	–	894	1,129	1	1,130
Other	5,175	252	5,427	5,227	282	5,509
Miscellaneous other financial liabilities	7,619	1,342	8,961	8,076	1,504	9,580
	8,376	1,942	10,318	8,368	1,747	10,115

Derivative financial instruments. Information on derivative financial instruments can be found in Note 29.

Financial liabilities recognized at fair value through profit or loss relate exclusively to derivative financial instruments, which are not used in hedge accounting.

25. Other liabilities

Other liabilities are composed of the following items:

in millions of €	At December 31, 2008 Current	Non-current	Total	At December 31, 2007 Current	Non-current	Total
Income tax liabilities	135	76	211	118	103	221
Miscellaneous other liabilities	922	1	923	1,154	11	1,165
	1,057	77	1,134	1,272	114	1,386

Calculating funds. As of December 31, 2008, cash and cash equivalents include restricted funds of €139 million (2007: €223 million; 2006: €1,326 million) from consolidated special purpose entities, which are solely used to settle the respective financial liabilities.

Cash provided by operating activities. The changes in other operating assets and liabilities are as follows:

in millions of €	2008	2007	2006
Provisions	**(1,382)**	(859)	(979)
Financial instruments	**217**	(159)	(477)
Miscellaneous other assets and liabilities	**303**	1,407	(340)
	(862)	389	(1,796)

Cash provided by operating activities includes the following cash flows:

in millions of €	2008	2007	2006
Interest paid	**(1,647)**	(1,541)	(977)
Interest received	**1,761**	977	716
Income taxes paid, net	**(898)**	(1,020)	(1,494)
Dividends received	**67**	69	191

Cash used for financing activities. Cash used for financing activities includes cash flows from hedging the currency risks of financial liabilities. In 2008, cash used for financing activities included payments for the reduction of the outstanding finance lease liabilities of €79 million (2007: €77 million; 2006: €80 million).

Various legal proceedings, claims and governmental investigations are pending against Daimler AG and its subsidiaries on a wide range of topics, including vehicle safety, emissions, fuel economy, financial services, dealer, supplier and other contractual relationships, intellectual property rights, product warranties, environmental matters, and shareholder matters. Some of these proceedings allege defects in various components in several different vehicle models or allege design defects relating to vehicle stability, pedal misapplication, brakes or crashworthiness. Some of these proceedings are filed as class action lawsuits that seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for damage to property, personal injuries or wrongful death. Adverse decisions in one or more of these proceedings could require us to pay substantial compensatory and punitive damages or undertake service actions, recall campaigns or other costly actions.

The Federal Republic of Germany initiated arbitration proceedings against Daimler Financial Services AG, Deutsche Telekom AG and Toll Collect GbR and submitted its statement of claims in August 2005. It seeks damages, contractual penalties and the transfer of intellectual property rights to Toll Collect GmbH. In particular, the Federal Republic of Germany is claiming lost revenue of €3.51 billion plus interest (€236 million through July 31, 2005 plus 5% per annum over the respective base rate since then) for the period September 1, 2003, through December 31, 2004, and contractual penalties of approximately €1.65 billion through July 31, 2005 plus interest (€107 million through July 31, 2005 plus 5% per annum over the respective base rate since then). Since some of the contractual penalties, among other things, are dependent on time and as further claims for contractual penalties have been asserted by the Federal Republic of Germany, the amount claimed as contractual penalties may increase. Defendants submitted their response to the statement of claims on June 30, 2006. The Federal Republic of Germany delivered its reply to the arbitrators on February 15, 2007, and the defendants delivered their rebuttal on October 1, 2007 (see also Note 28). The arbitrators held the first hearing on June 16 and 17, 2008. Additional briefs from the claimant and the defendants are due on April 3, 2009. Daimler believes the claims are without merit and will continue to defend itself vigorously.

As previously reported, the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ") are conducting an investigation into possible violations of law by Daimler including the anti-bribery, record-keeping and internal control provisions of the U.S. Foreign Corrupt Practices Act ("FCPA"). Daimler has voluntarily shared with the DOJ and the SEC information from its own internal investigation of certain accounts, transactions and payments, primarily relating to transactions involving government entities, and has provided the agencies with information pursuant to outstanding subpoenas and other requests. Daimler has also had communications with and provided documents to the offices of German public prosecutors regarding the matters that have been under investigation by the DOJ and SEC.

Daimler has completed its internal investigation and has determined that in a number of jurisdictions, primarily in Africa, Asia and Eastern Europe, improper payments were made which raise concerns under the FCPA, under German law, and under the laws of other jurisdictions. Daimler has taken various actions designed to address and resolve the issues identified in the course of its investigation to safeguard against the recurrence of improper conduct. These include establishing a company-wide compliance organization, evaluating and revising Daimler's governance policies and internal control procedures and taking personnel actions.

Daimler has been in discussions with the DOJ and SEC regarding consensually revolving the agencies' investigations. There can be no assurance about whether and when settlements with the DOJ or SEC will become final and effective.

Litigation is subject to many uncertainties and Daimler cannot predict the outcome of individual matters with assurance. The Group establishes provisions in connection with pending or threatened litigation if a loss is probable and can be reasonably estimated. Since these provisions, which are reflected in the Group's consolidated financial statements, represent estimates, it is reasonably possible that the resolution of some of these matters could require us to make payments in excess of the amounts accrued in an amount or range of amounts that could not be reasonably estimated at December 31, 2008. It is also reasonably possible that the resolution of some of the matters for which provisions could not be made may require the Group to make payments in an amount or range of amounts that could not be reasonably estimated at December 31, 2008. Although the final resolution of any such matters could have a material effect on Daimler's operating results for a particular reporting period, Daimler believes that it should not materially affect the Group's financial position and cash flow.

28. Guarantees and other financial commitments

Guarantees. The following table shows the amounts of provisions and liabilities at December 31, which have been established by the Group in connection with its issued guarantees (excluding product warranties):

	Amount recognized as a liability At December 31, 2008	2007
in millions of €		
Financial guarantees	**262**	218
Guarantees under buy-back commitments	**62**	381
Other guarantees	**132**	156
	456	755

Financial guarantees. Financial guarantees principally represent guarantees that require the Group to make certain payments if companies in which the Group has a non-controlling equity interest and third parties fail to meet their financial obligations. The maximum potential obligation resulting from these guarantees amounted to €1,857 million at December 31, 2008 (December 31, 2007: €2,340 million). Included in the 2008 and 2007 amounts are guarantees, which the Group issued for the benefit of Chrysler in connection with the transfer of a majority interest in the Chrysler activities. These guarantees relate to Chrysler's pension obligations and certain other financial obligations of Chrysler. For a portion of these financial guarantees, Chrysler provided collateral to an escrow account. For the amounts and further information refer to Note 2.

Guarantees under buy-back commitments. Guarantees under buy-back commitments represent arrangements whereby the Group guarantees specified trade-in or resale values for sold vehicles. Such guarantees provide the holder with the right to return purchased vehicles to the Group, the right, being contingent on the future purchase of vehicles or services. As of December 31, 2008, the best estimate for obligations under these guarantees for which no provisions had yet been recorded was €49 million (2007: €34 million). Residual value guarantees related to arrangements for which revenue recognition is precluded due to the Group's obligation to repurchase assets sold to unrelated guaranteed parties are not included in those amounts.

Other guarantees. Other guarantees principally comprise pledges or indemnifications related to the quality or timing of performance by third parties or participations in performance guarantees of consortiums. As of December 31, 2008, the best estimate for obligations under other guarantees for which no provisions had yet been recorded was €61 million (2007: €96 million).

In 2002, our subsidiary Daimler Financial Services AG, Deutsche Telekom AG and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) entered into a consortium agreement in order to jointly develop, install, and operate under a contract with the Federal Republic of Germany (operating agreement) a system for the electronic collection of tolls for all commercial vehicles over 12t GVW using German highways. Daimler Financial Services AG and Deutsche Telekom AG each hold a 45% equity interest and Cofiroute holds the remaining 10% equity interest in both the consortium (Toll Collect GbR) and the joint venture company (Toll Collect GmbH) (together Toll Collect).

According to the operating agreement, the toll collection system had to be operational no later than August 31, 2003. After a delay of the launch date of the toll collection system, which resulted in a loss of revenue for Toll Collect and in payments of contractual penalties for delays, the toll collection system was introduced on January 1, 2005, with on-board units that allowed for slightly less than full technical performance in accordance with the technical specification (phase 1). On January 1, 2006, the toll collection system was installed and started to operate with full effectiveness as specified in the operating agreement (phase 2). On December 20, 2005, Toll Collect GmbH received a preliminary operating permit as specified in the operating agreement. Toll Collect GmbH expects to receive the final operating permit, and continues to operate the toll collection system under the preliminary operating permit in the interim.

Failure to perform various obligations under the operating agreement may result in penalties, additional revenue reductions and damage claims that could become significant over time. However, penalties and revenue reductions are capped at €150 million per year until the final operating permit has been issued and at €100 million per year following the issuance of the final operating permit. These cap amounts are subject to a 3% increase for every year of operation.

Beginning in June 2006, the Federal Republic of Germany began reducing monthly payments to Toll Collect GmbH by €8 million in partial set-off against amounts claimed in the arbitration proceeding referred to below. This offsetting may require the consortium members to provide additional operating funds to Toll Collect GmbH.

The operating agreement calls for submission of all disputes related to the toll collection system to arbitration. The Federal Republic of Germany has initiated arbitration proceedings against Daimler Financial Services AG, Deutsche Telekom AG and the consortium. According to the statement of claims received in August 2005, the Federal Republic of Germany is seeking damages, including contractual penalties and reimbursement of lost revenue that allegedly arose from delays in the operability of the toll collection system. See Note 27 for additional information.

Each of the consortium members (including Daimler Financial Services AG) have provided guarantees supporting the obligations of Toll Collect GmbH towards the Federal Republic of Germany relating to the completion and operation of the toll collection system, which are subject to specific triggering events. In addition, Daimler AG has guaranteed bank loans obtained by Toll Collect GmbH. The guarantees are described in detail below:

- *Guarantee of bank loans.* Daimler AG issued a guarantee to third parties up to a maximum amount of €165 million for bank loans which could be obtained by Toll Collect GmbH. This amount represents the Group's 50% share of Toll Collect GmbH's external financing guaranteed by its shareholders.

- *Equity maintenance undertaking.* The consortium members have the obligation to contribute, on a joint and several basis, additional funds to Toll Collect GmbH as may be necessary for Toll Collect GmbH to maintain a minimum equity (based on German Commercial Code accounting principles) of 15% of total assets (a so-called "equity maintenance undertaking"). This obligation will terminate on August 31, 2015, when the operating agreement expires, or earlier if the agreement is terminated. Such obligation may arise if Toll Collect GmbH is subject to revenue reductions caused by underperformance, if the Federal Republic of Germany is successful in claiming lost revenue against Toll Collect GmbH for any period the system was not fully operational, or if Toll Collect GmbH incurs penalties that may become payable under the above mentioned agreements. If such penalties, revenue reductions and other events reduce Toll Collect GmbH's equity to a level below the minimum equity percentage agreed upon, the consortium members are obligated to fund Toll Collect GmbH's operations to the extent necessary to reach the required minimum equity.

Cofiroute's risks and obligations are limited to €70 million. Daimler Financial Services AG and Deutsche Telekom AG are jointly obliged to indemnify Cofiroute for amounts exceeding this limitation.

While Daimler's maximum future obligation resulting from the guarantee of the bank loan can be determined (2008: €165 million), the Group is unable to reasonably estimate the amount or range of amounts of possible loss resulting from the financial guarantee in form of the equity maintenance undertaking due to the various uncertainties described above, although it could be material. Only the guarantee for the bank loan is included in the above disclosures for financial guarantees.

Obligations associated with product warranties are also not included in the above disclosures. See Note 22 for provisions relating to such obligations.

Other financial commitments. In connection with certain production programs, Daimler has committed to purchase various levels of outsourced manufactured parts and components over extended periods. The Group has also committed to purchase or invest in the construction and maintenance of various production facilities. Amounts under these arrangements represent commitments to purchase plant or equipment in the future. As of December 31, 2008, commitments to purchase outsourced manufactured parts and components as well as to invest in plant and equipment are approximately €5.1 billion.

The Group has also entered into non-cancelable operating leases for facilities, plant and equipment. In 2008, rental payments of €563 million (2007: €817 million; 2006: €835 million) were recognized as expense. Future minimum lease payments under non-cancelable long-term lease agreements are due as follows (nominal amounts):

	At December 31, 2008	2007
in millions of €		
Maturity		
within one year	306	323
between one and five years	997	838
later than five years	1,239	1,100
	2,542	2,261

In addition, the Group issued loan commitments for a total of €1.5 billion and €1.9 billion as of December 31, 2008 and 2007, respectively. The 2007 amount includes a credit line of US $1.5 billion of subordinated debt for Chrysler's automotive business. In 2008, a subsidiary of Chrysler Holding LLC drew down the entire credit line of subordinated debt. Therefore, the credit line is not included in the amount for 2008 (see Note 2).

29. Financial instruments

Carrying amounts and fair values of financial instruments

The following table shows the carrying amounts and fair values of the Group's financial instruments. The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of that financial instrument from another independent party. Given the varying influencing factors, the reported fair values can only be viewed as indicators of the prices that may actually be achieved on the market.

	At December 31, 2008		At December 31, 2007	
	Carrying amount	Fair value	Carrying amount	Fair value
in millions of €				
Financial assets				
Receivables from financial services	42,387	41,927	39,213	39,164
Trade receivables	6,999	6,999	6,361	6,361
Cash and cash equivalents	6,912	6,912	15,631	15,631
Other financial assets				
Financial assets available for sale [1]	1,558	1,558	2,344	2,344
Financial assets recognized at fair value through profit or loss	2,365	2,365	1,613	1,613
Derivative financial instruments used in hedge accounting	1,984	1,984	2,089	2,089
Other receivables and assets	2,089	2,089	3,581	3,502
	64,294	63,834	70,832	70,704
Financial liabilities				
Financing liabilities	58,637	55,755	54,967	55,469
Trade payables	6,478	6,478	6,939	6,939
Other financial liabilities				
Financial liabilities recognized at fair value through profit or loss	1,126	1,126	300	300
Derivative financial instruments used in hedge accounting	231	231	235	235
Miscellaneous other financial liabilities	8,961	8,961	9,580	9,580
	75,433	72,551	72,021	72,523

1 Includes equity interests measured at cost of €551 million (2007: €566 million), whose fair value cannot be determined with sufficient reliability.

The carrying amounts of financial instruments presented according to IAS 39 measurement categories are as follows:

	At December 31, 2008	2007
in millions of €		
Assets		
Trade receivables	6,999	6,361
Other receivables and assets	2,089	3,581
Receivables from financial services[1]	27,085	25,050
Loans and receivables	36,173	34,992
Available-for-sale financial assets	1,558	2,344
Financial assets recognized at fair value through profit or loss[2]	2,365	1,613
Liabilities		
Trade payables	6,478	6,939
Financing liabilities[3]	57,422	52,876
Other financial liabilities[4]	8,699	9,362
Financial liabilities measured at cost	72,600	69,177
Financial liabilities recognized at fair value through profit or loss[2]	1,126	300

The table above does not include cash and cash equivalents or the carrying amounts of derivative financial instruments used in hedge accounting as these financial instruments are not assigned to an IAS 39 measurement category.

1 This does not include lease receivables of €15,302 million (2007: €14,163 million) as these are not assigned to an IAS 39 measurement category.
2 Financial instruments classified as held for trading purposes. Therein included are also financial instruments that do not qualify for hedge accounting treatment.
3 This does not include liabilities from capital leases of €451 million (2007: €439 million) or liabilities from non-transference of assets of €764 million (2007: €1,652 million) as these are not assigned to an IAS 39 measurement category.
4 This does not include liabilities from finance guarantees of €262 million (2007: €218 million) as these are not assigned to an IAS 39 measurement category.

The fair values of financial instruments were calculated on the basis of market information available on the balance sheet date using the methods and premises presented below.

Receivables from financial services. The fair values of receivables from financial services with variable interest rates are estimated to be equal to the respective carrying amounts since the interest rates agreed and those available on the market do not significantly differ. The fair values of receivables from financial services with fixed interest rates are determined on the basis of discounted expected future cash flows. The discounting is based on the current interest rates at which similar loans with identical terms could have been borrowed as of December 31, 2008 and December 31, 2007.

Trade receivables and cash and cash equivalents. Due to the short terms of these financial instruments, it is assumed that their fair values are equal to the carrying amounts.

Other financial assets. Financial assets available for sale include the following:

- *Equity interests measured at fair value.* The equity interests measured at fair value were measured using quoted market prices at December 31.
- *Equity interests measured at cost.* These equity interests for which market prices or fair values are not available are measured at cost. These equity interests comprise shares in non-listed companies for which no objective evidence existed at the balance sheet date that these assets are impaired. Since cash flows could not be reliably determined, these investments have not been measured by discounting the estimated future cash flows. It is assumed that the fair values are equal to the carrying amounts.
- *Debt instruments.* Debt instruments were measured using quoted market prices at December 31. The fair values of debt securities for which quoted prices could not be obtained on the market were based on valuation models using market data.

Financial assets recognized at fair value through profit or loss include the following:

- *Derivative financial instruments not used in hedge accounting.* For further details on the currency, interest rate and commodity hedging contracts, see the comments under derivative financial instruments used in hedge accounting. The fair values of hedging instruments for equities are calculated using price quotations in consideration of forward premiums and discounts or through option pricing models. Hedging instruments for equities in 2007 also include instruments for listed investments, which are accounted for using the equity method.
- *Trading securities.* The trading securities measured at fair value were measured using quoted market prices at December 31.

Derivative financial instruments used in hedge accounting include:
- *Derivative currency hedging contracts.* The fair values of currency forwards are determined on the basis of the discounted estimated future cash flows using market interest rates appropriate to the remaining terms of the financial instruments. Currency options were measured using price quotations or option pricing models.
- *Derivative interest rate hedging contracts.* The fair values of interest rate hedging instruments (e.g. interest rate swaps, cross currency interest rate swaps) are calculated on the basis of the discounted estimated future cash flows using the market interest rates appropriate to the remaining terms of the financial instruments. Interest options were measured using price quotations or option pricing models.
- *Derivative commodity hedging contracts.* The fair values of commodity hedging contracts (e.g. commodity forwards) are determined on the basis of current reference prices in consideration of forward premiums and discounts.

Other receivables and assets include the following:
- *Short-term other receivables and assets.* These financial instruments are carried at cost. Because of the short maturities of these financial instruments, it is assumed that the fair values approximate the carrying amounts.
- *Long-term other receivables and assets.* These financial instruments are reported at amortized cost on the balance sheet. It is assumed that the carrying amounts principally approximate the fair values of these financial instruments.

Financing liabilities. The fair values of bonds are calculated as the present values of the estimated future cash flows. Market interest rates for the appropriate terms were used for discounting. On account of the short terms of commercial papers and loans used in revolving credit facilities, it is assumed that the carrying amounts of these financial instruments approximate their fair values.

Trade payables. Due to the short maturities of these financial instruments, it is assumed that their fair values are equal to the carrying amounts.

Other financial liabilities. Financial liabilities recognized at fair value through profit or loss include the following:
- *Derivative financial instruments not used in hedge accounting.* See the notes above under other financial assets.
- *Derivative financial instruments used in hedge accounting.* See the notes above under other financial assets.

Miscellaneous other financial liabilities include the following:
- *Liabilities from residual value guarantees.* For current liabilities, it is assumed that fair value approximates the carrying amount of these financial instruments due to their short maturities. Noncurrent liabilities are reported at amortized cost on the balance sheet; it is assumed that the carrying amounts approximate the fair values of these financial instruments.
- *Miscellaneous other financial liabilities.* Because of the short maturities of these financial instruments, it is assumed that the fair values approximate the carrying amounts.

Net gains or losses

The following table shows the net gains or losses of financial instruments included in the income statement (not including derivative financial instruments used in hedge accounting):

in millions of €	2008	2007	2006
Financial assets and liabilities recognized at fair value through profit or loss[1]	**(62)**	64	469
Financial assets available for sale	**(29)**	168	73
Loans and receivables	**(2,022)**	(375)	(326)
Financial liabilities measured at cost	**1**	13	20

1 Financial instruments classified as held for trading and derivative financial instruments not used in hedge accounting.

In addition to amounts attributable to changes in fair value, net gains and losses of financial assets and liabilities recognized at fair value through profit or loss also include the interest income and expenses of these financial instruments.

Net gains and losses on financial assets available for sale are mainly comprised of impairment losses and gains or losses on derecognition. For further information see Note 19.

Net gains and losses on loans and receivables are mainly comprised of gains or losses on derecognition as well as impairment losses and recoveries and are charged to cost of sales, selling expenses, other financial income (expense) and net profit (loss) from discontinued operations.

Total interest income and total interest expense

Total interest income and total interest expense of the continued operations for financial assets or financial liabilities that are not measured at fair value through profit or loss are structured as follows:

in millions of €	2008	2007	2006
Total interest income	3,610	3,429	3,049
Total interest expense	(2,990)	(2,633)	(2,428)

For qualitative descriptions of accounting for financial instruments (including derivative financial instruments) please refer to Note 1.

Information on derivative financial instruments

Use of derivatives. The Group uses derivative financial instruments such as interest rate swaps and forward rate agreements for hedging interest risks. Currency risks are hedged mainly through currency forward transactions and options.

Fair values of hedging instruments. The table below shows the fair values of hedging instruments:

	At December 31,	
in millions of €	2008	2007
Fair value hedges	493	76
Cash flow hedges	1,260	1,778

Fair value hedges. The Group uses fair value hedges primarily for hedging interest rate risks.

The changes in fair value of hedging instruments for 2008 amounted to €540 million (2007: €144 million; 2006: €16 million). The offsetting changes in the value of underlying transactions amounted to €(567) million in 2008 (2007: €(150) million; 2006: €(18) million).

These figures also include the portions of derivative financial instruments excluded from the hedge effectiveness test and the ineffective portions.

Cash flow hedges. The Group uses cash flow hedges primarily for hedging currency and interest rate risks.

In 2008, net unrealized gains on the measurement of derivatives (before income taxes) of €0.5 billion (2007: €1.9 billion; 2006: €2.3 billion) were recognized in equity without affecting earnings. In this period, net gains of €1,089 million (2007: €484 million; 2006: €54 million) were reclassified from equity to revenue and net losses of €21 million (2007: net gains of €14 million; 2006: net gains of €18 million) were reclassified to cost of sales. In addition, in 2008, net losses of €527 million (2007: net gains of €30 million; 2006: net gains of €1,341 million) were reclassified from equity to net interest income (expense), net. In 2007, net gains from reclassifications of €2 million (2006: -) were included in net profit (loss) from discontinued operations. The reclassifications from equity to income do not include gains and losses from derivatives of companies which are accounted for using the equity method.

The consolidated net profit for 2008 includes net gains (before income taxes) of €2 million (2007: €6 million; 2006: €4 million) from the valuation of derivative financial instruments which were ineffective for hedging purposes.

In 2008, the discontinuation of cash flow hedges resulted in gains of €3 million (2007: €5 million; 2006: -).

The maturities of the interest rate hedges and currency hedges correspond with those of the underlying transactions. As of December 31, 2008, Daimler utilized derivative instruments with a maximum maturity of 24 months as hedges for currency risks arising from future transactions.

General information on financial risk

Daimler is exposed to market risks from changes in foreign currency exchange rates, interest rates and equity prices, while commodity price risks arise from procurement. In addition, the Group is exposed to credit risks mainly from its lease and financing activities and from trade receivables. Furthermore, the Group is exposed to liquidity risks relating to its credit and market risks or a deterioration of its operating business or financial market disturbances. With respect to the Daimler Financial Services segment, the Group is exposed to credit risks arising from operating lease contracts, finance lease contracts and financing contracts. These financial risks may adversely affect Daimler's financial position, cash flows and profitability.

Daimler has established guidelines for risk controlling procedures and for the use of financial instruments, including a clear segregation of duties with regard to operating financial activities, settlement, accounting and the respective controlling. The guidelines upon which the Group's risk management processes are based are designed to identify and analyze these risks throughout the Group, to set appropriate risk limits and controls and to monitor the risks by means of reliable and up-to-date administrative and information systems. The guidelines and systems are regularly reviewed and adjusted to changes in markets and products.

The Group manages and monitors these risks primarily through its operating and financing activities and, if required, through the use of derivative financial instruments. Daimler does not use derivative financial instruments for purposes other than risk management. Without these derivative financial instruments, the Group would be exposed to higher financial risks (additional information on financial instruments and especially derivatives is included in Note 29). Daimler regularly evaluates its financial risks with due consideration of changes in key economic indicators and up-to-date market information.

Any market sensitive instruments, including equity and debt securities, that the pension and other post-employment benefit plans hold are not included in this quantitative and qualitative analysis. Please refer to Note 21 for additional information regarding Daimler's pension plans.

Credit risk

Credit risk is the risk of economic loss arising from counterparty's failure to repay or service debt according to the contractual terms. Credit risk encompasses both the direct risk of default and the risk of a deterioration of creditworthiness as well as concentration risks.

The maximum risk positions of financial assets, which generally can be subject to credit risk, are equal to their carrying amounts and are shown in the following table:

in millions of €	See Note	Maximum risk position 2008	Maximum risk position 2007
Liquid assets		**8,003**	17,055
Receivables from financial services	13	**42,387**	39,213
Trade receivables	17	**6,999**	6,361
Derivatives (only assets)	14	**4,072**	3,389
Loan commitments	28	**1,536**	1,908
Other receivables and financial assets	14	**2,089**	3,581

Liquid assets. Liquid assets mainly consist of cash and cash equivalents and debt instruments from available-for-sale financial assets. With the investment of liquid assets, the banks and issuers of securities are selected very carefully and diversified in accordance with a limit system. The limits are reassessed continuously. Hence, there were various limit adjustments relating to the current financial market crisis. In line with the Group's risk policy, the predominant part of liquid assets is held in investments with an external rating of "A" or better.

Receivables from financial services. The financing and leasing activities of Daimler are primarily focused on supporting the sale of the automotive products of the Group. As a consequence of these activities, the Group is exposed to credit risk, which is monitored with the use of defined standards, guidelines and procedures. Daimler Financial Services manages its credit risk irrespective of whether it is related to an operating lease or a finance lease contract. For this reason, statements concerning the credit risk of Daimler Financial Services refer to the entire leasing business, unless specified otherwise.

The exposure to credit risk from financing and lease activities is monitored based on the portfolio subject to credit risk. The portfolio subject to credit risk is an internal control quantity that consists of receivables from financial services, the portion of the operating lease portfolio that is subject to credit risk and the volumes from dealer inventory financing. Receivables from financial services comprise claims arising from finance lease contracts and repayment claims from financing loans. The operating lease portfolio is reported under "equipment on operating leases" in the Group's consolidated financial statements.

Further details on receivables from financial services and the balance of the recorded impairments are provided in Note 13.

In addition, the Daimler Financial Services segment is exposed to credit risk from irrevocable loan commitments to retailers and end customers. At December 31, 2008, irrevocable loan commitments amounted to €1,507 million, of which €572 million had a maturity of less than one year; €869 million had maturities between 2 and 3 years. In 2007, irrevocable loan commitments amounted to €835 million and primarily had maturities of less than one year.

The Daimler Financial Services segment has guidelines at a global as well as at a local level which ensure effective risk management. In particular, these rules deal with the identification and limitation of concentration risks, requests for collateral as well as the treatment of unsecured loans and non-performing claims. The limitation of concentration risks is implemented primarily by limits, which refer to single customer exposures. As of December 31, 2008, exposure to the top 15 customers did not exceed 3.9% of the total portfolio.

With respect to its financing and lease activities, the Group takes collateral for customer transactions. The value of collateral generally depends on the amount of the financed assets. Usually, the financed vehicles serve as collateral, secured by certificate of ownership. Furthermore, Daimler Financial Services mitigates the credit risk from financing and lease activities, for example through advance payments from customers.

Scoring systems are applied for the assessment of the default risk of retail and small business customers. Corporate customers are evaluated using internal rating instruments and external credit bureau data if available. The scoring and rating results as well as the availability of security and other risk mitigation instruments, such as pre-payments, guarantees and, to a lower extent, residual debt insurances, are essential elements for credit decisions.

Significant financing loans and finance leases to corporate customers are evaluated individually for impairment. An individual loan or finance lease is considered impaired when there is objective evidence that the Group will be unable to collect all amounts due as specified by the contractual terms. Examples of objective evidence that loans or finance lease receivables are impaired include the following factors: significant financial difficulty of the borrower, the probability that the borrower falls bankrupt or become delinquent or default on its installment payments, and restructured or renegotiated con-tracts to avoid delinquency.

The vast majority of loans and finance lease receivables related to retail or small business customers are grouped into homogeneous pools and collectively assessed for impairment. Objective evidence that loans and finance lease receivables are impaired includes, for example, adverse changes in the payment status of borrowers included in the pool and an unfavorable change in the economic conditions affecting the portfolio with similar risk characteristics.

If single loans and lease receivables are identified to be individually impaired, procedures are initiated to take possession of the asset financed or leased or, alternatively, to renegotiate the impaired contract. Restructuring policies and practices are based on the indicators or criteria which, in the judgment of local management, indicate that repayment will probably continue and that the total proceeds expected to be derived from the renegotiated contract exceed the expected proceeds to be derived from repossession and remarketing. For the carrying amounts of the receivables relating to renegotiated loans that would otherwise be past due or impaired, please refer to Note 13.

With regard to the financial and economic crisis, Daimler Financial Services took countermeasures at an early stage to minimize the risks of potential credit defaults. Receivables management was intensified. The instruments for controlling risks are regularly adapted to market conditions.

Trade receivables. Trade receivables are mostly receivables from worldwide sales activities of vehicles and spare parts. The credit risk from trade receivables encompasses the default risk of customers, e.g. dealers and general distribution companies, other corporate and private customers. Daimler manages its credit risk from trade receivables on the basis of internal guidelines.

A significant part of the trade receivables from each country's domestic business is secured by various country-specific types of collateral. These types include, for instance, conditional sales, guarantees and sureties as well as mortgages and cash deposits. In addition, Group companies guard against credit risk via credit assessments.

For trade receivables from export business, Daimler also evaluates each general distribution company's creditworthiness by means of an internal rating process and its country risk. In this context, the year-end financial statements and other relevant information of the general distribution companies are recorded and assessed.

Depending on the creditworthiness of the general distribution companies, Daimler usually limits credit risks by the following types of collateral:

- credit insurances,

- first-class bank guarantees,

- letters of credit, and

- pledges.

These procedures are defined in the export credit guidelines, which have Group-wide validity.

Appropriate provisions are recognized for the risks inherent in trade receivables. For this purpose, all receivables are regularly reviewed and impairments are recognized if there is any objective indication of non performance or other contractual violations. In general, material individual receivables and receivables whose realizability is jeopardized are assessed individually. Taking country-specific risks and any collateral into consideration, the other receivables are grouped by similarity of contract and tested for impairment collectively.

Further information on trade receivables and the status of impairments recognized is provided in Note 17.

Derivative financial instruments. The Group does not use derivative financial instruments for purposes other than risk management. Daimler manages the credit risk exposure in connection with derivative financial instruments through a limit system, which is based on the review of each counterparty's financial strength. This system limits and diversifies the credit risk. As a result, Daimler is exposed to credit risk only to a low extent with respect to its derivative financial instruments.

Other receivables and financial assets. Other receivables and financial assets include Chrysler related loans, receivables and other assets, which were subject to impairment in 2008 (see also Note 12). With respect to other receivables and financial assets, Daimler is exposed to credit risk only to a low extent.

Liquidity risk

Liquidity risk comprises the risk that a company cannot meet its financial obligations in full.

Daimler manages its liquidity by holding adequate volumes of liquid assets and maintaining syndicated credit facilities in addition to the cash inflows generated by its operating business. In general, Daimler makes use of a broad spectrum of financial instruments to cover its funding requirements. Depending on funding requirements and market conditions, Daimler issues commercial paper, bonds and financial instruments secured by receivables in various currencies. Credit lines are also used to cover financing requirements. The funds raised are primarily used to finance the cash needs of the lease and financing business and the working capital and capital expenditure requirements. According to internal guidelines, the refunding of the lease and financing business is generally carried out with matching maturities of cash flows.

At year-end 2008, the Group had short-term and long-term credit lines totaling €22.7 billion, of which €8.5 billion was not utilized. These credit lines include a syndicated US $5 billion credit facility of Daimler AG. This facility will mature in December 2011. In order to bolster its group liquidity, Daimler signed a new €3 billion 364-day credit facility with a syndicate of international banks in October 2008. These facilities serve as a backup for commercial paper drawings and provide funds for general corporate purposes. At the end of 2008, neither of the facilities was utilized.

From an operating point of view, the management of the Group's liquidity exposures is centralized by a daily cash pooling process. This process enables Daimler to manage its liquidity surplus and liquidity requirements according to the actual needs of the Group and each subsidiary. The Group's short-term and mid-term liquidity management takes into account the maturities of financial assets and financial liabilities and estimates of cash flows from the operating business.

Information on the Group's financing liabilities is also provided in Note 23 to the consolidated financial statements.

At present, refinancing in particular with regard to large amounts is only possible at significantly higher borrowing costs. In the case of a continued negative trend in the financial markets Daimler could be faced with ongoing high borrowing costs and lower financial flexibility. Higher borrowing costs would have an impact on the competitiveness and profitability of the Group's financial services business.

The following table provides an insight into how the liquidity situation of the Group is affected by the cash flows from financial liabilities as of December 31, 2008.

Liquidity runoff [1]

in millions of €	Total	2009	2010	2011	2012	2013	≥ 2014
Financing liabilities[2]	65,997	29,183	12,723	10,703	5,084	3,564	4,740
Derivative financial instruments[3]	1,467	818	405	121	106	15	2
Trade payables[4]	6,478	6,475	3	–	–	–	–
Other financial liabilities excluding derivatives	8,961	7,619	938	173	54	36	141
Irrevocable loan commitments of the Daimler Financial Services segment and of Daimler AG[5]	1,536	601	47	869	19	–	–
Total	84,439	44,696	14,116	11,866	5,263	3,615	4,883

1. The values were calculated as follows:
   (a) If the counterparty can request payment at different dates, the liability is included on the basis of the earliest date on which Daimler can be required to pay. The customer deposits of Mercedes-Benz Bank are considered in this analysis to mature within the first year.
   (b) The cash flows of floating interest financial instruments are estimated on the basis of forward rates.
2. The stated cash flows of financing liabilities consist of their undiscounted principal and interest payments.
3. The undiscounted sum of the net cash outflows of the derivative financial instruments are shown for the respective year. For single time bands, this may also include negative cash flows from derivatives with an overall positive fair value.
4. The cash outflows of trade payables are undiscounted.
5. The maximum available amounts are stated.

Finance market risks

The global nature of its businesses exposes Daimler to significant market risks resulting from fluctuations in foreign currency exchange rates and interest rates. In addition, the Group is exposed to market risks in terms of commodity price risk associated with its business operations, which the Group hedges partially through derivative financial instruments. The Group is also exposed to equity price risk. Market risks may adversely affect the Group's financial position, cash flows and profitability.

Daimler manages market risks to minimize the impact of fluctuations in foreign exchange rates, interest rates and commodity prices on the results of the Group and its segments. The Group calculates its overall exposure to these market risks to provide the basis for hedging decisions, which include the selection of hedging instruments and the determination of hedging volumes and the corresponding periods. Decisions regarding the management of market risks resulting from fluctuations in foreign exchange rates, interest rates and commodity prices as well as decisions on asset-liability management, are regularly made by the relevant Daimler risk management committees.

As part of its risk management system, Daimler employs value at risk analyses as recommended by the Bank for International Settlements. In performing these analyses, Daimler quantifies its market risk exposure to changes in foreign currency exchange rates, interest rates and equity prices on a continuous basis by predicting the maximum loss over a target time horizon (holding period) and confidence level.

The value at risk calculations employed:

- express potential losses in fair values, and

- assume a 99% confidence level and a holding period of five days.

Daimler calculates the value at risk for exchange rate, interest rate and equity price risk according to the variance-covariance approach. The value at risk calculation method for commodity price risk is based on the Monte Carlo simulation.

When calculating the value at risk by using the variance-covariance approach, Daimler first computes the current fair value of the Group's financial instruments portfolio. Then the sensitivity of the portfolio value to changes in the relevant market risk factors, such as particular foreign currency exchange rates or interest rates of specific maturities, is quantified. Based on expected volatilities and correlations of these market risk factors which are obtained from the RiskMetrics™ dataset, a statistical distribution of potential changes in the portfolio value at the end of the holding period is computed. The loss which is reached or exceeded with a probability of only 1% can be deduced from this calculation and represents the value at risk.

The Monte Carlo simulation uses random numbers to generate possible changes in market risk factors over the holding period. The changes in market risk factors indicate a possible change in the portfolio value. Running multiple repetitions of this simulation leads to a distribution of portfolio value changes. The value at risk can be determined based on this distribution as the portfolio value loss which is reached or exceeded with a probability of 1%.

In accordance with the risk management standards of the international banking industry, Daimler maintains its financial controlling system independent of Corporate Treasury and with a separate reporting line.

Exchange rate risk. *Transaction risk and currency risk management.* The global nature of Daimler's businesses exposes the cash flows and results related to the operating businesses to risks arising from fluctuations in exchange rates. These risks primarily relate to fluctuations between the US dollar and the euro.

In accordance with its internal guidelines, Daimler refinances receivables denominated in foreign currencies, which relate to the Group's invested liquidity, in the same foreign currencies. As a result, the Group is not exposed to significant exchange rate risks.

Payables in foreign currencies that result from the Group's refinancing are generally hedged against currency risks at the time of the refinancing. The Group uses appropriate derivative financial instruments to hedge against currency risk.

In the operating vehicle businesses, the Group's exchange rate risk primarily arises when revenue is generated in a currency that is different from the currency in which the costs of generating the revenue are incurred (so-called transaction risk). When the revenue is converted into the currency in which the costs are incurred, it may be inadequate to cover the costs if the value of the currency in which the revenue is generated declined in the interim relative to the value of the currency in which the costs were incurred. This risk exposure primarily affects the Mercedes-Benz Cars segment, which generates a major portion of its revenue in foreign currencies and incurs manufacturing costs primarily in euros. The Daimler Trucks segment is also subject to transaction risk, but to a lesser extent because of its global production network. The Mercedes-Benz Vans segment and the Daimler Buses unit included in Vans, Buses, Other are also directly exposed to transaction risk, but only to a minor degree compared to the Mercedes-Benz Cars and Daimler Trucks segments. In addition, through its proportionate share in the results of its equity investment in EADS, Vans, Buses, Other is indirectly exposed to transaction risk.

Cash inflows and outflows of the business segments are offset if they are denominated in the same currency. This means that the exchange rate risk resulting from revenue generated in a particular currency can be offset by costs in the same currency, even if the revenue arises from a transaction independent of that in which the costs are incurred. As a result, only the unmatched amounts are subject to transaction risk. In addition, natural hedging opportunities exist to the extent that currency exposures of the operating businesses of individual segments offset each other at Group level, thereby reducing overall currency exposure. These natural hedges eliminate the need for hedging to the extent of the matched exposures. To provide an additional natural hedge against any remaining transaction risk exposure, Daimler strives, where appropriate, to increase cash outflows in the same currencies in which the Group has a net excess inflow.

In order to mitigate the impact of currency exchange rate fluctuations for the operating business (future transactions), Daimler continually assesses its exposure to exchange rate risks and hedges a portion of those risks by using derivative financial instruments. Daimler's Foreign Exchange Committee (FXCo) manages the Group's currency exposures and the use of currency derivatives. The FXCo consists of the Chief Financial Officer and members of the treasury department of the affected divisions as well as members of Corporate Controlling. The Corporate Treasury department assesses foreign currency exposures and carries out the FXCo's decisions concerning foreign currency hedging through transactions with international financial institutions. Risk Controlling regularly informs the Board of Management of the actions taken by the Corporate Treasury department based on the FXCo's decisions.

The Group's targeted hedge ratios for forecasted operating cash flows in foreign currency are indicated by a reference model. On the one hand, the hedging horizon is naturally limited by the uncertainty related to cash flows that lie far in the future, and, on the other hand, it may be limited by the fact that appropriate currency contracts are not available. This reference model aims to protect the Group from unfavorable movements in exchange rates while preserving some flexibility to participate simultaneously in favorable developments. Based on this reference model and depending on the market outlook, the FXCo determines the hedging horizon, which usually varies from one to three years, as well as the average hedge ratios. Reflecting the character of the underlying risks, the hedge ratios decrease with increasing maturities. At year-end 2008, the centralized foreign exchange management showed an unhedged position in the automotive business in calendar year 2009 amounting to 12% of the underlying forecasted cash flows in US dollars. The corresponding figure at year-end 2007 for calendar year 2008 was 30%. The lower unhedged position compared to last year and a lower US dollar volume in the operating business contributes to a lower exposure of cash flows to currency risk with respect to the US dollar. This also applies in part to the Group's exposures to currency risks with respect to other foreign currencies.

The hedged position is determined by the amount of derivative currency contracts held. The derivative financial instruments used to cover foreign currency exposure are primarily forward foreign exchange contracts and currency options. Daimler's guidelines call for a mixture of these instruments depending on the view of market conditions. Value at risk is used to measure the exchange rate risk inherent in these derivative financial instruments.

The following table shows the period-end, high, low and average value at risk figures for the 2008 and 2007 portfolio of these derivative financial instruments. The average exposure has been computed on an end-of-quarter basis. The offsetting transactions underlying the derivative financial instruments are not included in the following value at risk presentation.

				2008				2007
	Period-end	High	Low	Average	Period-end	High	Low	Average
in millions of €								
Exchange rate risk (from derivative financial instruments)	**572**	**572**	**253**	**380**	236	236	147	183

The value at risk figures of the financial instruments used to hedge exchange rate risks were higher in 2008 as a result of increased exchange rate volatilities.

Effects of currency translation. For purposes of Daimler's consolidated financial statements, the income and expenses and the assets and liabilities of subsidiaries located outside the euro zone are converted into euros. Therefore, period-to-period changes in average exchange rates may cause translation effects that have a significant impact on, for example, revenue, segment results (earnings before interest and taxes - EBIT) and net profit or loss of the Group. Unlike exchange rate transaction risk, exchange rate translation risk does not affect future cash flows. The Group's equity position reflects changes in book values due to exchange rates. Daimler does not hedge against exchange rate translation risk.

In 2008, 2007 and 2006, currency effects negatively affected our operating results.

Interest rate risk. Daimler uses a variety of interest rate sensitive financial instruments to manage the liquidity and cash needs of its day-to-day operations. A substantial volume of interest rate sensitive assets and liabilities results from the leasing and sales financing business which is operated by the Daimler Financial Services segment. The Daimler Financial Services companies enter into transactions with customers that primarily result in fixed-rate receivables. Daimler's general policy is to match funding in terms of maturities and interest rates, where economically feasible. However, for a limited portion of the receivables portfolio, the Group does not match funding in terms of maturities in order to take advantage of market opportunities. As a result, Daimler is exposed to risks due to changes in interest rates.

An asset-liability committee consisting of members of the Daimler Financial Services segment, the Corporate Treasury department and the Corporate Controlling department manages the interest rate risk relating to Daimler's leasing and financing activities by setting targets for the interest rate risk position. The Treasury Risk Management department and the local Daimler Financial Services companies are jointly responsible for achieving these targets. As a separate function, the Daimler Financial Services Global Portfolio Management department monitors target achievement on a monthly basis. In order to achieve the targeted interest rate risk positions in terms of maturities and interest rate fixing periods, Daimler also uses derivative financial instruments, such as interest rate swaps, forward rate agreements, swaptions and caps and floors. Daimler assesses its interest rate risk position by comparing assets and liabilities for corresponding maturities, including the impact of the relevant derivative financial instruments.

Derivative financial instruments are also used in conjunction with the refinancing related to the industrial business. Daimler coordinates the funding activities of the industrial and financial services businesses at the Group level.

The following table shows the period-end, high, low and average value at risk figures for the 2008 and 2007 portfolio of interest rate sensitive financial instruments of the Group, including the leasing and sales financing business. The average values have been computed on an end-of-quarter basis.

				2008				2007
	Period-end	High	Low	Average	Period-end	High	Low	Average
in millions of €								
Interest rate risk	237	237	59	120	51	54	39	47

The value at risk figures of the interest rate sensitive financial instruments were higher in 2008 due to increased interest rate volatilities.

Commodity price risk. Daimler is exposed to the risk of changes in raw material prices in connection with procuring raw materials and manufacturing supplies used in production. Some of the raw material price risk, primarily relating to procuring precious metals, is mitigated with the use of derivative financial instruments.

The following table shows the period-end, high, low and average value at risk figures for the 2008 and 2007 portfolio of derivative financial instruments used to hedge raw material price risk. The average exposure has been computed on an end-of-quarter basis. The offsetting transactions underlying the derivative financial instruments are not included in the following value at risk presentation.

				2008				2007
	Period-end	High	Low	Average	Period-end	High	Low	Average
in millions of €								
Commodity price risk (from derivative financial instruments)	41	45	5	25	5	5	4	4

The period-end value at risk of financial instruments used to hedge commodity price risks was higher in 2008 due to a strong increase of commodity price volatilities in the second half of the year.

Equity price risk. Daimler holds investments in marketable equity securities and equity derivatives. In line with international banking standards, the Group does not include investments in marketable equity securities that it classifies as long-term investments in its equity price risk assessment. Also not included in this assessment are equity derivatives used to hedge the market price risk of investments accounted for using the equity method. The remaining equity price risk in the years 2008 and 2007 was not, and is not currently, material to Daimler.

Daimler has determined four reportable segments that are largely organized and managed separately according to nature of products and services provided, brands, distribution channels and profile of customers.

The segment information presented below does not include amounts relating to discontinued operations and only reflects the activities of continuing segments. The segment assets and liabilities as well as capital expenditures, depreciation and amortization of the discontinued operations are included in the reconciliation to the consolidated amounts in 2007 and 2006.

Mercedes-Benz Cars. This segment includes activities primarily related to the development, design, manufacture, assembly and sale of passenger cars and off-road vehicles under the brand names Mercedes-Benz, smart and Maybach, as well as related parts and accessories.

Daimler Trucks. This segment includes activities primarily related to the development, design, manufacture, assembly and sale of trucks under the brand names Mercedes-Benz, Freightliner, Western Star and Mitsubishi Fuso, as well as related parts and accessories.

Daimler Financial Services. The activities in this segment primarily comprise the marketing of financial services in the area of retail and lease financing for vehicles, dealer financing, and insurance brokerage. This segment also includes the Group's equity method investment in Toll Collect.

Vans, Buses, Other. Vans, Buses, Other comprises all other operations of the Group. It primarily includes the Group's Mercedes-Benz Vans segment (vans sold under the brand names Mercedes-Benz, Freightliner and Dodge) and the bus operating unit (buses sold under the brand names Mercedes-Benz, Setra and Orion). In addition, Vans, Buses, Other includes the real estate activities and the equity method investments in Chrysler, EADS and Tognum. Prior to its sale, the Off-Highway business formed part of Vans, Buses, Other (see also Note 2).

Management reporting and controlling systems. The Group's management reporting and controlling systems use accounting policies that are the same as those described in Note 1 in the summary of significant accounting policies under IFRS.

The Group measures the performance of its operating segments through a measure of segment profit or loss which is referred to as "EBIT" in our management and reporting system.

EBIT is the measure of segment profit (loss) used in segment reporting and comprises gross profit, selling and general administrative expenses, research and non-capitalized development costs, other operating income (expense), net, and our share of profit (loss) from companies accounted for using the equity method, net, as well as other financial income (expense), net.

Intersegment revenue is generally recorded at values that approximate third-party selling prices.

Segment assets principally comprise all assets. The industrial business segments' assets exclude income tax assets, assets from defined benefit plans and certain financial assets (including liquidity).

Segment liabilities principally comprise all liabilities. The industrial business segments' liabilities exclude income tax liabilities, liabilities from defined benefit plans and certain financial liabilities (including financing liabilities).

Pursuant to risk sharing agreements between Daimler Financial Services and the respective vehicle segment the residual value risk associated with the Group's operating leases and its finance lease receivables is primarily borne by the vehicle segment or unit that manufactured the leased equipment. The terms of the risk sharing arrangement vary by segment and geographic region.

Information in the table below about capital expenditures and depreciation/amortization comprises intangible assets (excluding goodwill) as well as property, plant and equipment (excluding finance leases).

With respect to information about geographical regions, revenue is allocated to countries based on the location of the customer; non-current assets are disclosed according to the physical location of these assets.

Segment information as of and for the years ended December 31, 2008, 2007 and 2006:

in millions of €	Mercedes-Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	*thereof Mercedes-Benz Vans*	Total Segments	Reconciliation	Consolidated
2008								
Revenue	46,480	26,018	8,778	14,597	*9,157*	95,873	–	95,873
Intersegment revenue	1,292	2,554	504	373	*322*	4,723	(4,723)	–
Total revenue	47,772	28,572	9,282	14,970	*9,479*	100,596	(4,723)	95,873
Segment profit (loss) (EBIT)	2,117	1,607	677	(1,239)	*818*	3,162	(432)	2,730
Segment assets	33,956	16,930	67,708	12,521	*5,243*	131,115	1,104	132,219
Segment liabilities	20,611	9,651	63,076	5,483	*3,351*	98,821	674	99,495
Capital expenditures	3,379	1,366	61	285	*160*	5,091	11	5,102
Thereof investments in property, plant and equipment	2,246	991	41	270	*150*	3,548	11	3,559
Depreciation and amortization	1,960	646	35	382	*314*	3,023	–	3,023

in millions of €	Mercedes-Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	*thereof Mercedes-Benz Vans*	Total Segments	Reconciliation	Consolidated
2007								
Revenue	51,175	26,198	8,257	13,769	*9,071*	99,399	–	99,399
Intersegment revenue	1,255	2,268	454	354	*270*	4,331	(4,331)	–
Total revenue	52,430	28,466	8,711	14,123	*9,341*	103,730	(4,331)	99,399
Segment profit (loss) (EBIT)	4,753	2,121	630	1,956	*571*	9,460	(750)	8,710
Segment assets	30,070	15,454	62,002	15,563	*5,401*	123,089	12,005	135,094
Segment liabilities	21,514	9,557	57,612	6,008	*3,599*	94,691	2,173	96,864
Capital expenditures	2,680	1,110	53	266	*148*	4,109	1,492	5,601
Thereof investments in property, plant and equipment	1,910	766	29	241	*138*	2,946	1,301	4,247
Depreciation and amortization	1,946	608	30	432	*327*	3,016	1,130	4,146

in millions of €	Mercedes-Benz Cars	Daimler Trucks	Daimler Financial Services	Vans, Buses, Other	*thereof Mercedes-Benz Vans*	Total Segments	Reconciliation	Consolidated
2006								
Revenue	50,219	29,061	7,529	12,413	*7,642*	99,222	-	99,222
Intersegment revenue	1,191	2,728	577	738	*635*	5,234	(5,234)	-
Total revenue	51,410	31,789	8,106	13,151	*8,277*	104,456	(5,234)	99,222
Segment profit (loss) (EBIT)	1,783	1,851	807	1,327	*113*	5,768	(776)	4,992
Segment assets	28,323	16,281	60,650	13,998	*5,069*	119,252	98,382	217,634
Segment liabilities	21,365	9,734	56,505	5,318	*3,498*	92,922	87,366	180,288
Capital expenditures	2,303	1,202	29	395	*269*	3,929	3,267	7,196
Thereof investments in property, plant and equipment	1,698	912	17	378	*261*	3,005	2,869	5,874
Depreciation and amortization	2,719	841	30	615	*486*	4,205	2,964	7,169

Mercedes-Benz Cars. In 2008, as a result of the reassessment of residual values of leased vehicles, the Group recorded impairment charges of €465 million. In addition, an amendment of a defined benefit plan resulted in past service income of €84 million, which is included in the segment's 2008 EBIT.

The immediate recognition of provisions for the incremental benefit payments under early retirement agreements concluded in 2006 resulted in pre-tax charges of €216 million.

Associated with the decisions to terminate the production of the smart forfour and to realign the business model for smart, EBIT of Mercedes-Benz Cars for 2006 includes charges of €946 million. From the charges incurred in 2006, €127 million were attributable to impairment losses and €819 million were attributable to payments already made (see also Note 4).

In 2006, EBIT of Mercedes-Benz Cars includes charges of €286 million for the headcount reduction initiative at Mercedes-Benz Cars. Associated with headcount reduction measures, payments of €783 million were made in 2006 (see also Note 4).

Daimler Trucks. In 2008, the segment's EBIT includes expenses of €233 million associated with the decision to optimize and reposition the business operations of Daimler Trucks North America. From this amount, €32 million relate to non-cash impairment charges and write downs (see also Note 4). In addition, an amendment of a defined benefit plan resulted in past service income of €29 million in 2008.

In December 2008, Daimler acquired a 10% stake in the Russian commercial vehicle manufacturer Kamaz. The Group accounts for its equity interest in Kamaz using the equity method and allocates the proportionate share in the results to the Daimler Trucks segment (see also Note 2). The equity investment amounted to €168 million as of December 31, 2008.

In 2007, EBIT was positively impacted by a gain of €78 million from the disposal of real-estate properties (see Note 2). Furthermore, changes to existing pension plans at MFTBC resulted in a curtailment gain of €86 million in 2007.

In 2006, EBIT was negatively affected by an increase in future health care benefits and the corresponding increase of provisions for post-employment benefit obligations (€161 million), and by the immediate recognition of provisions for incremental benefit payments under early retirement agreements concluded in 2006 (€134 million).

Daimler Financial Services. In 2008, capital expenditure for non-inventory related equipment on operating leases amounts to €5,390 million (2007: €6,093 million; 2006: €6,955 million) and related depreciation charges amount to €2,465 million (2007: €2,283 million; 2006: €2,453 million).

Vans, Buses, Other. EBIT of Vans, Buses, Other includes the Group's share in the net profit (loss) of EADS of €177 million (2007: €13 million; 2006: €(193) million). In addition, EBIT comprises gains related to the transfer of portions of the Group's equity interest in EADS (2008: €130 million; 2007: €1,573 million; 2006: €519 million). The equity investment in EADS included in segment assets amounts to €2,886 million in 2008 (2007: €3,442 million; 2006: €4,371 million). For further information, see also Note 12.

In addition, EBIT of Vans, Buses, Other includes the Group's share in the net loss of Chrysler Holding LLC of €1,390 million in 2008 (2007: €377 million). These losses reduced the carrying amount of the Group's equity investment to zero (carrying amount included in segment assets at December 31, 2007: €916 million).

In 2008, the Group acquired an aggregate 28.4% stake in Tognum. The Group accounts for its equity interest in Tognum using the equity method and allocates the proportionate results to Vans, Buses, Other (see also Note 2). The equity investment in Tognum amounted to €706 million as of December 31, 2008. The proportionate share in the profit (loss) of Tognum was insignificant in 2008.

Reconciliations. Reconciliations of the total segment measures to respective items included in financial statements are as follows:

	2008	2007	2006
in millions of €			
Total segments' profit (EBIT)	3,162	9,460	5,768
Corporate items	(442)	(785)	(847)
Eliminations	10	35	71
Group EBIT	2,730	8,710	4,992
Interest income (expense), net	65	471	(90)
Profit before income taxes	2,795	9,181	4,902
Total segments' assets	131,115	123,089	119,252
Assets of Chrysler activities	–	–	86,889
Income tax assets	3,110	1,940	5,436
Unallocated financial assets (including liquidity) and assets from defined benefit plans	7,975	18,119	13,518
Other corporate items and eliminations	(9,981)	(8,054)	(7,461)
Group assets	132,219	135,094	217,634
Total segments' liabilities	98,821	94,691	92,922
Liabilities of Chrysler activities	–	–	74,424
Income tax liabilities	(81)	(218)	(2,151)
Unallocated financial liabilities and liabilities from defined benefit plans	9,998	9,546	21,772
Other corporate items and eliminations	(9,243)	(7,155)	(6,679)
Group liabilities	99,495	96,864	180,288

The reconciliation includes items that by definition are not part of the segments. In addition, the reconciliation includes corporate items that are not allocated, for example items for which headquarters are responsible. Transactions between the segments are eliminated in the context of consolidation and the eliminated amounts are included in the reconciliation.

The assets and liabilities of the Chrysler activities are derived under the same definitions as for the segments.

For 2007 and 2006, the reconciliation to Group capital expenditures also includes expenditures of Chrysler activities of €1,511 million and €3,267 million, respectively. Of these amounts, €1,320 million and €2,869 million, respectively, refer to investment in property, plant and equipment in those years.

Also included in the reconciliation to consolidated totals for depreciation and amortization for the years 2007 and 2006 are depreciation and amortization of Chrysler activities of €1,130 million and €2,964 million, respectively.

In 2007 and 2006, capital expenditure for non-inventory related equipment on operating lease of the Chrysler activities amounted to €5,138 million and €8,786 million, respectively. Related depreciation charges in those years amounted to €1,486 million and €3,297 million, respectively.

Revenue and non-current assets by region. Revenue from external customers is as follows:

in millions of €	Germany	Western Europe[1]	United States	Other American countries	Asia	Other countries	Consolidated
2008	**21,817**	**24,099**	**17,922**	**7,652**	**13,771**	**10,612**	**95,873**
2007	22,582	26,707	20,270	7,248	11,851	10,741	99,399
2006	21,652	25,347	24,943	6,542	11,761	8,977	99,222

1 Excluding Germany.

Germany accounts for €21,252 million of non-current assets, which include intangible assets, property, plant and equipment as well as equipment on operating leases (2007: €19,542 million; 2006: €19,628 million), the United States for €10,759 million (2007: €11,819 million; 2006: €43,184 million) and other countries for €8,687 million (2007: €8,129 million; 2006: €14,498).

32. Capital management

"Net assets" represent the basis for capital management at Daimler. The assets and liabilities of the segments in accordance with IFRS provide the basis for the determination of net assets at Group level. The industrial divisions are accountable for the operational net assets; all assets, liabilities and provisions which they are responsible for in day-to-day operations are therefore allocated to them. Performance measurement at Daimler Financial Services is on an equity basis, in line with the usual practice in the banking business. Net assets at Group level additionally include net assets of discontinued operations and from income taxes as well as other corporate items and eliminations. The average annual net assets are calculated from the average quarterly net assets. The average quarterly net assets are calculated as an average of the net assets at the beginning and the end of the quarter and are as follows:

average in millions of €	2008	2007
Mercedes-Benz Cars	**10,475**	7,831
Daimler Trucks	**6,340**	6,127
Daimler Financial Services[1]	**4,478**	4,268
Vans, Buses, Other	**8,932**	8,804
Net assets of the segments	**30,225**	27,030
Net assets from discontinued operations	**-**	7,186
Assets and liabilities from income taxes[2]	**1,941**	5,569
Corporate items and eliminations[2]	**(700)**	(598)
Net assets Daimler Group	**31,466**	39,187

1 Equity.
2 Industrial Business.

The cost of capital of the Group's average net assets is reflected in "value added". Value added shows to which extent the Group achieves or exceeds the minimum return requirements of the shareholders and creditors, thus creating additional value. The required rate of return on net assets, and thus the cost of capital is derived from the minimum rates of return that investors expect on their invested capital. The Group's cost of capital comprises the cost of equity as well as the costs of debt and pension obligations of the industrial business; in addition, the expected returns on liquidity and on the plan assets of the pension funds of the industrial business are considered with the opposite sign. In the reporting period, the cost of capital used for our internal capital management amounted to 8% after taxes. For information about the ordinary shares which the Group bought back in 2008 and 2007 to optimize its capital structure see Note 19.

33. Earnings per share

The computation of basic and diluted earnings per share for income from continuing operations is as follows:

	2008	2007	2006
in millions of € or millions of shares			
Profit attributable to shareholders of Daimler AG	1,348	3,979	3,744
Diluting effects in net profit	–	–	–
Net profit – diluted	1,348	3,979	3,744
Weighted average number of shares outstanding – basic	957.7	1,037.8	1,022.1
Dilutive effect of stock options	2.2	9.5	5.2
Weighted average number of shares outstanding – diluted	959.9	1,047.3	1,027.3

In the computations of diluted earnings per share for 2008, 2007 and 2006, stock options to acquire 11.3 million, 7.8 million and 46.4 million Daimler ordinary shares, respectively, that were issued in connection with the stock option plan were not included, because the options' underlying exercise prices were higher than the average market prices of Daimler ordinary shares in those periods.

34. Related party relationships

Associated companies and joint ventures. Most of the goods and services supplied within the ordinary course of business between the Group and related parties comprise transactions with associated companies and joint ventures and are included in the following table:

	Sales of goods and services and other income		Purchases of goods and services and other expense		Receivables At December 31,		Payables At December 31,	
	2008	2007	2008	2007	2008	2007	2008	2007
in millions of €								
Associated companies	1,746	504	1,526	523	592	1,275	1,370	1,149
Joint ventures	299	306	306	50	129	-	264	-

The transactions with associated companies include transactions with Chrysler Holding LLC under the terms of the agreements between the Group and Chrysler on future cooperation and the provision of services.

Guarantees granted or assumed for Chrysler's obligations are not reflected in the table above. Information regarding these guarantees as well as further details on impairment charges and other Chrysler related issues are included in Notes 2 and 12.

There are refund claims against third parties with respect to a significant portion of the balance of payables.

Major other goods and services supplied by the Group relate to McLaren Group Ltd., an associated company. Within the context of the Group's Formula 1 activities, Daimler provides the McLaren Group with Mercedes-Benz Formula 1 engines for use and supports their research and development activities. Furthermore, Daimler has an agreement with McLaren Automotive Ltd., a wholly owned subsidiary of McLaren Group Ltd., for the production of the high performance Mercedes McLaren SLR sports car.

Balances and transactions with respect to our equity investee Tognum (see Note 2), are included in the line "Associated companies" in the table above.

The transactions with joint ventures predominantly comprise the business relationship with Beijing Benz-DaimlerChrysler Automotive Co., Ltd. (BBDC). BBDC assembles and distributes Mercedes-Benz vehicles for the Group in China.

In 2008, Daimler recognized additional charges of €293 million and paid €186 million to BBDC in connection with the transfer of the majority in Chrysler. Provisions recognized in this regard amounted to €210 million as of December 31, 2008 (see Note 2 for further information). These recognized charges and provisions are included in the table above under "Joint ventures."

Furthermore, the Group collected license fees from Toll Collect GmbH, which are also included in the table above under joint venture transactions. In connection with the Group's 45% equity interest in Toll Collect, Daimler has provided a number of guarantees for Toll Collect, which are not included in the table above (see Note 28 for further information).

During the first quarter of 2008, the transaction under which Daimler, Ford Motor Company (Ford) and Ballard Power Systems, Inc. (Ballard) reorganized their automotive fuel cell activities was closed. As a result of this transaction, Ballard repurchased all of its shares held by Daimler or Ford and the representatives of Daimler and Ford resigned from Ballard's board of directors. As consideration, Daimler received a 50.1% interest in Automotive Fuel Cell Cooperation Corporation (AFCC), a newly formed company that comprises Ballard's automotive fuel cell business. Furthermore the Group received rights and know-how related to fuel cell technology and cash of €24 million; Ford and Ballard hold the remaining interest in AFCC. Daimler realized a gain before income taxes of €30 million from the sale of its interest in Ballard, which is included in "share of profit (loss) from companies accounted for using the equity method, net," in the 2008 consolidated statement of income. As Daimler and Ford jointly manage the operations of AFCC, Daimler accounts for its investment in AFCC using the equity method. Balances and transactions with respect to AFCC are included in the line "Joint ventures" in the table above.

Board members. The Group purchases goods and services from numerous suppliers throughout the world in the ordinary course of business. These suppliers include companies that have a connection with some of the members of the Supervisory Board or of the Board of Management of Daimler AG or its subsidiaries.

From time to time, companies of the Daimler Group purchase goods and services (primarily advertising) from and sell or lease vehicles or provide financial services to companies of the Lagardère Group in the ordinary course of business. Arnaud Lagardère, who became a member of the Supervisory Board in April 2005, is the general partner and Chief Executive Officer of Lagardère SCA, a publicly traded company and the ultimate parent company of the Lagardère Group.

Mr. Mark Wössner, a member of Daimler's Supervisory Board, received rental payments in 2007 and 2006. In 2007, together with two associates, he received €0.9 million from Westfalia Van Conversion GmbH, a 100% subsidiary of the Daimler Group, for the rental of premises (2006: €1.0 million). The Group sold its equity interest in Westfalia Van Conversion GmbH in October 2007.

Daimler incurred expenses of US $0.7 million in 2007 (2006: US $0.8 million) for advertising and marketing actions in a US magazine. Earl G. Graves, a former member of the Supervisory Board, was Chairman, Chief Executive Officer and sole proprietor of that magazine's ultimate parent company at that time. For information on the remuneration of board members, see Note 35.

Shareholders. The Group distributes vehicles in Turkey through a dealership which also holds a minority interest in one of the Group's subsidiaries. In addition, the Group has business relationships with vehicle importers in select countries that also hold minority interests in Group companies. Revenue generated by these transactions amounted to €0.2 billion in 2008 (2007: €0.2 billion).

35. Remuneration of the members of the Board of Management and the Supervisory Board

Information regarding the remuneration of the members of the Board of Management and of the Supervisory Board is disclosed on an individual basis in the Remuneration Report, which is part of the Management Report (see page 122).

Board of Management. The total remuneration granted by Group companies to the members of the Board of Management of Daimler AG is calculated from the total amounts of remuneration paid in cash (base salary and annual bonus), the value of the Group's personnel expense or income recognized from share-based remuneration, and the total of non-cash benefits in kind that are subject to income tax. Further information on share-based remuneration is provided in Note 20.

The total remuneration comprises €6.2 million as fixed, i.e. non-performance-related remuneration (2007: €7.2 million; 2006: €7.5 million), €1.5 million as short-term variable, i.e. short-term performance-related remuneration (2007: €17.0 million; 2006: €9.2 million); and income for the Group of €22.5 million as variable performance-related remuneration with a medium and longterm incentive effect granted in 2008 and previous years (2007: expense of €30.3 million; 2006: expense of €9.0 million). This adds up to income for the Group of €14.8 million for the year 2008 (2007: expense of €54.5 million; 2006: expense of €25.7 million). The income from share-based remuneration in the year 2008 resulted from the release of provisions following the negative share-price development. The amounts stated for fixed and short-term performance-related remuneration for the years 2007 and 2006 also include payments to Board of Management members who resigned from their positions in the context of the Chrysler transaction. For 2007, those Board of Management members also received bonus and severance payments in connection with the Chrysler transaction and their resignation from the Board of Management in a total amount of €19.3 million.

Also without consideration of the Board of Management members who resigned, the total remuneration for the active Board of Management members decreased significantly in 2008 compared to 2007. The main reason for the sharp decrease compared with the prior year is the reduction in the operating profit (EBIT) from €8,710 million to €2,730 million, which resulted in a significantly lower annual bonus.

Until the year 2005, the pension agreements of the German Board of Management members included a commitment to an annual retirement pension, calculated as a proportion of the base salary and depending on the years of service. Those pension rights remain and have been frozen at that level (70% for Dr. Dieter Zetsche, 69% Guenther Fleig, 60% for Dr. Ruediger Grube and Dr. Thomas Weber and 50% for Andreas Renschler and Bodo Uebber). The pension payments begin in the form of a retirement pension when a member's contract of service ends or after his 60th birthday, or in the form of an invalidity pension when a member's service contract ends before his 60th birthday due to disability. An annual increase of 3.5% is effected. Similar to the retirement pension of the German workforce, arrangements for widows and orphans are also included.

Effective January 1, 2006, those pension agreements were converted into a new pension system. Each Board of Management member is credited with a capital component each year. This capital component comprises an amount equal to 15% of the sum of the Board of Management member's fixed base salary and the annual bonus that was actually achieved, multiplied by an age factor equivalent to a certain rate of return, at present 6%. This pension is payable at the age of 60 at the earliest.

In the year 2008, the pension provision was increased by service costs of €2.5 million (2007: €2.2 million; 2006: €4.0 million).

No severance payments are foreseen for Board of Management members in the case of early termination of their service contracts. Solely in the case of early termination of a service contract by mutual consent, the Board of Management service contracts include a commitment to payment of the base salary and to provision of a company car until the end of the original service period. Such persons are only entitled to payment of the performance-related component of remuneration pro rata for the period until they leave the Group. Entitlement to payment of the performance-related component of remuneration with a long-term incentive is defined by the exercise conditions specified in the respective plans. For the period beginning after the end of original service period, Board of Management members can receive pension payments in the amounts of the commitments granted until 2005 as described in the previous section, as well as the use of a company car.

As a result of these provisions and the fact that in accordance with a Supervisory Board resolution of 2006, Daimler AG Board of Management service contracts - both initial contracts and extensions - generally have a term of only three years, Daimler AG is significantly below the limit for severance compensation of two years' remuneration suggested by the German Corporate Governance Code.

The payments made in 2008 to former members of the Board of Management of Daimler AG and their survivors amounted to €19.1 million (2007: €67.9 million; 2006: €25.1 million). The pension provisions for former members of the Board of Management and their survivors amounted to €167.0 million as of December 31, 2008 (2007: €175.3 million).

No advances or loans were made to members of the Board of Management of Daimler AG.

Supervisory Board. The remuneration paid in 2008 to the members of the Supervisory Board of Daimler AG for their services to the Group totaled €2.8 million (2007: €2.1 million; 2006: €2.1 million).

Except for the remuneration paid to the members of the Supervisory Board representing the employees in accordance with their contracts of employment, no remuneration was paid for services provided personally beyond the aforementioned board and committee activities, in particular for advisory or agency services in 2008, 2007 and 2006.

No advances or loans were made to members of the Supervisory Board of Daimler AG.

36. Principal accountant fees

The fees billed by the independent auditors KPMG for professional services in 2008, 2007 and 2006 are comprised of:

in millions of €	2008	2007	2006
Audit fees	**50**	63	62
Audit related fees	**2**	3	4
Tax fees	**1**	2	3
All other fees	**2**	3	4
	55	71	73

Application of Section 264, Subsection 3 and Section 264b of the German Commercial Code (HGB). Several consolidated companies of Daimler AG qualify for Section 264, Subsection 3 and Section 264b of the German Commercial Code (HGB), and the consolidated financial statements of Daimler AG therefore release these subsidiaries from the requirement to disclose their annual financial statements. The companies marked with an asterisk (*) also qualify for release from the requirement to prepare a management report:
- American Auto Handels GmbH
- Anlagenverwaltung Daimler AG & Co. OHG Berlin*
- Auto-Henne GmbH
- CARS Technik & Logistik GmbH
- Daimler AG & Co. Finanzanlagen OHG
- Daimler AG & Co. Wertpapierhandel OHG
- Daimler Export and Trade Finance GmbH*
- Daimler Financial Services AG*
- Daimler Fleet Management GmbH*
- Daimler Insurance Services GmbH*
- Daimler Re Brokers GmbH
- Daimler Real Estate GmbH*
- Daimler Services Mobility Management GmbH*
- Daimler Vermögens- und Beteiligungsgesellschaft mbH*
- Daimler Verwaltungsgesellschaft für Grundbesitz mbH*
- Daimler Vorsorge und Versicherungsdienst GmbH*
- EHG Elektroholding GmbH
- Grundstücksverwaltungsgesellschaft Auto-Henne GmbH & Co. OHG
- Grundstücksverwaltungsgesellschaft Daimler AG & Co. OHG*
- Grundstücksverwaltungsgesellschaft EvoBus GmbH & Co. OHG*
- Grundstücksverwaltungsgesellschaft Henne-Unimog GmbH & Co. OHG
- Grundstücksverwaltungsgesellschaft Mercedes-Benz AG & Co. OHG*
- Henne-Unimog GmbH
- Maschinenfabrik Esslingen AG & Co. OHG*
- MDC Equipment GmbH
- Mercedes-AMG GmbH*
- Mercedes-Bank Banking Service GmbH*
- Mercedes-Benz Accessories GmbH
- Mercedes-Benz CharterWay GmbH*
- Mercedes-Benz Leasing GmbH*
- Mercedes-Benz Leasing Treuhand GmbH*
- Mercedes-Benz Ludwigsfelde GmbH
- Mercedes-Benz Minibus GmbH
- Mercedes-Benz Mitarbeiter-Fahrzeuge Leasing GmbH*
- Taunus-Auto-Verkaufs GmbH
- Zweite DC Immobilien GmbH & Co. Projekt Wörth KG

German Corporate Governance Code. The Board of Management and the Supervisory Board of Daimler AG have issued a declaration pursuant to Section 161 of the German Stock Corporation Act and have made it permanent available to their shareholders.

Third party companies. At December 31, 2008, the Group was a shareholder of a company that meets the criteria of a significant third-party company according to the German Corporate Governance Code:

Name of the company	Tata Motors Limited
Headquarters of the company	Mumbai, India
Equity interest in %[1]	4.98
Total equity in millions of €[2]	1,371
Net profit in millions of €[2]	381

1 As of December 31, 2008.
2 Based on national consolidated financial statements for the year ended March 31, 2008.

Ten-Year Summary [1]

Amounts in millions of €	1999	2000	2001	2002	2003	2004	2005	2006	2007	**2008**
From the statements of income:										
Revenue	148,243	160,278	150,422	147,408	136,437	142,059	95,209	99,222	99,399	**95,873**
Personnel expenses [2]	26,158	26,500	25,095	24,163	24,287	24,216	24,650	23,574	20,256	**15,192**
Research and development expenditure	7,438	7,241	5,848	5,942	5,571	5,658	3,928	3,733	4,148	**4,442**
thereof capitalized	-	-	-	-	-	-	591	715	990	**1,387**
Operating profit (loss) / EBIT [1]	11,012	9,752	(1,346)	6,827	5,686	5,754	2,873	4,992	8,710	**2,730**
Operating margin [1]	7.4%	6.1%	(0.9%)	4.6%	4.2%	4.1%	3.0%	5.0%	8.8%	**2.8%**
Income (loss) before income taxes and extraordinary items	9,473	4,280	(1,703)	6,439	596	3,535	2,426	4,902	9,181	**2,795**
Net operating income / Net operating profit [1]	6,552	8,796	332	6,116	1,467	3,165	4,834	4,032	4,123	**1,370**
as % of net assets (RONA)	12.3%	14.8%	0.5%	9.4%	2.5%	5.7%	10.0%	8.3%	10.5%	**4.4%**
Net income (loss) / Net profit [1]	5,746	7,894	(593)	5,098	448	2,466	4,215	3,783	3,985	**1,414**
Net income (loss) per share (€) / Net profit per share (€) [1]	5.73	7.87	(0.59)	5.06	0.44	2.43	4.09	3.66	3.83	**1.41**
Diluted net income (loss) per share (€) / Diluted net profit per share (€) [1]	5.69	7.80	(0.59)	5.03	0.44	2.43	4.08	3.64	3.80	**1.40**
Total dividend	2,358	2,358	1,003	1,519	1,519	1,519	1,527	1,542	1,928	**556**
Dividend per share (€)	2.35	2.35	1.00	1.50	1.50	1.50	1.50	1.50	2.00	**0.60**
Dividend including tax credit [3] per share (€)	3.36	3.36	–	–	–	–	–	–	–	**–**
From the balance sheets:										
Property, plant and equipment	36,434	40,145	41,180	36,285	32,933	34,017	35,295	32,747	14,650	**16,087**
Leased equipment	27,249	33,714	36,002	28,243	24,385	26,711	34,236	36,949	19,638	**18,672**
Other non-current assets	–	–	–	–	–	–	76,200	67,507	39,686	**42,071**
Inventories	14,985	16,283	16,754	15,642	14,948	16,805	19,699	18,396	14,086	**16,805**
Liquid assets	18,201	12,510	14,536	12,439	14,296	11,666	8,063	8,409	15,631	**6,912**
Other current assets	–	–	–	–	–	–	54,519	53,626	31,403	**31,672**
Total assets	174,667	199,274	207,616	187,527	178,450	182,872	228,012	217,634	135,094	**132,219**
Stockholders' equity	36,060	42,422	38,928	35,076	34,486	33,522	35,957	37,346	38,230	**32,724**
thereof Capital stock	2,565	2,609	2,609	2,633	2,633	2,633	2,647	2,673	2,766	**2,768**
Equity ratio	19.3%	20.1%	18.3%	17.9%	18.5%	17.5%	15.1%	16.5%	26.9%	**24.3%**
Long-term liabilities	–	–	–	–	–	–	96,823	90,452	47,998	**47,313**
Short-term liabilities	–	–	–	–	–	–	95,232	89,836	48,866	**52,182**
Net liquidity industrial business	12,180	1,330	(4,768)	380	1,774	2,193	8,016	9,861	12,912	**3,106**
Net assets (annual average)	53,174	59,496	66,094	65,128	59,572	55,885	48,313	48,584	39,187	**31,466**

	1999	2000	2001	2002	2003	2004	2005	2006	2007	**2008**
Amounts in millions of €										
From the statements of cash flows:[2]										
Investments in property, plant and equipment	9,470	10,392	8,896	7,145	6,614	6,386	6,480	5,874	4,247	**3,559**
Investments in leased equipment	19,336	19,117	17,951	17,704	15,604	17,678	12,432	15,811	11,231	**5,390**
Depreciation and amortization	-	-	-	-	-	-	12,004	12,944	8,010	**5,623**
Cash provided by operating activities[4]	18,023	16,017	15,944	15,909	13,826	11,060	11,032	14,337	13,088	**3,205**
Cash used for investing activities[4]	(32,110)	(32,709)	(13,287)	(10,839)	(13,608)	(16,682)	(10,237)	(15,857)	20,537	**(8,803)**
From the stock exchanges:										
Share price at year-end Frankfurt (€)	77.00	44.74	48.35	29.35	37.00	35.26	43.14	46.80	66.50	**26.70**
New York (US $)	78.25	41.20	41.67	30.65	46.22	48.05	51.03	61.41	95.63	**38.28**
Average shares outstanding (in millions)	1,002.9	1,003.2	1,003.2	1,008.3	1,012.7	1,012.8	1,014.7	1,022.1	1,037.8	**957.7**
Average diluted shares outstanding (in millions)	1,013.6	1,013.9	1,003.2	1,013.9	1,012.7	1,014.5	1,017.7	1,027.3	1,047.3	**959.9**
Rating:										
Credit rating, long-term										
Standard & Poor's	A+	A	BBB+	BBB+	BBB	BBB	BBB	BBB	BBB+	**A-**
Moody's	A1	A2	A3	A3	A3	A3	A3	Baa1	A3	**A3**
Fitch	–	–	–	–	BBB+	BBB+	BBB+	BBB+	A-	**A-**
DBRS	–	–	–	–	A (low)	A (low)	A (low)	A (low)	A (low)	**A (low)**
Average annual number of employees	463,561	449,594	379,544	370,677	370,684	379,019	296,109	277,771	271,704	**274,330**

1 For the years 1999 through 2004 figures according to US-GAAP, since 2005 according to IFRS.
2 Until August 3, 2007, including Chrysler.
3 For our stockholders who are taxable in Germany. There is no tax credit from 2001 due to a change in the corporate income tax system.
4 Periods before 2002 not adjusted for the effects of inventory-related receivables from Financial Services.

Code of Ethics. The Daimler Code of Ethics applies to the members of the Board of Management and senior executives who have a significant influence on planning and reporting in connection with the year-end and quarterly financial statements. The regulations contained in the Code are designed to avoid misconduct and to ensure ethical behavior and the correct disclosure of information on the Group.

Compliance. By the term Compliance, we want to understand the conformity of Daimler's activities with all laws, rules & regulations relevant for the business and the related internal policies & guidelines, that the Daimler group is guided by or to which we have voluntarily committed ourselves.

Consolidated Group. The consolidated Group is the total of all those companies that are included in the consolidated financial statements.

Corporate governance. The term corporate governance applies to the proper management and monitoring of a company. The structure of corporate governance at Daimler AG is determined by Germany's Stock Corporation Act, Codetermination Act and capital-market legislation, as well as international capital-market laws and stock-exchange listing regulations.

Cost of capital. The cost of capital is the product of the average net assets and the cost-of-capital rate. The cost-of-capital rate is derived from the investors' required rate of return (see page 55).

CSR – corporate social responsibility. A collective term for the social responsibility assumed by companies, including economical, ecological and social aspects.

EBIT. EBIT (earnings before interest and taxes) is the measure of operational result before taxes (see page 53 ff).

Equity method. Accounting and valuation method for shareholdings in associated companies and joint ventures, as well as subsidiaries that are not fully consolidated.

Fair value. The amount for which an asset or liability could be exchanged in an arm's length transaction between knowledgeable and willing parties who are independent of each other.

Goodwill. Goodwill represents the excess of the cost of an acquired business over the fair values assigned to the separately identifiable assets acquired and liabilities assumed.

IFRS - International Financial Reporting Standards. The IFRS are a set of standards and interpretations for companies' financial accounting and reporting developed by an independent private-sector committee, the International Accounting Standards Board (IASB).

Integrity Code. Our Integrity Code has been in use since 1999 and was revised and expanded in 2003. It sets out a binding framework for the actions of all our employees worldwide.

Net assets. Net assets represent the capital employed by the Group and the industrial divisions. The relevant capital basis for Daimler Financial Services is equity capital (see page 55 ff).

Net operating profit. Net operating profit is the relevant parameter for measuring the Group's operating performance after taxes.

Rating. An assessment of a company's creditworthiness issued by rating agencies.

ROE – return on equity. The profitability of Daimler Financial Services is measured by return on equity (ROE). ROE is defined as a quotient of EBIT and shareholders' equity.

Index

ROS - return on sales. The profitability of the industrial divisions is measured by return on sales (ROS). ROS is defined as a quotient of EBIT and revenues.

Sarbanes-Oxley Act. The Sarbanes-Oxley Act was passed in the United States in 2002. This new law resulted in additional regulations for the protection of investors, including greater responsibility for management and the audit committee. In particular, requirements concerning the accuracy and completeness of published financial information have become stricter, and disclosure and auditing duties have been expanded.

Sustainability. Sustainability means using natural resources in such a way that they continue to be available to fulfill the needs of future generations. In the view of the Daimler Group, sustainable business operations have to give due consideration to economic, ecological and social aspects.

Value at risk. Measures the potential future loss (related to market value) for a given portfolio in a certain period and for which there is a certain probability that it will not be exceeded.

Value added. Value added indicates the extent to which the measure of operating result exceeds the cost of capital. When value added is positive, return on net assets is higher than the cost of capital (see page 56).

International Representative Offices

Argentina, Buenos Aires
Tel. +54 11 4808 8719
Fax +54 11 4808 8702

Australia, Melbourne
Tel. +61 39 566 9104
Fax +61 39 566 9110

Austria, Salzburg
Tel. +43 662 447 8212
Fax +43 662 447 8334

Belgium, Brussels
Tel. +32 2 23311 33
Fax +32 2 23311 80

Brazil, Sao Paulo
Tel. +55 11 4173 7171
Fax +55 11 4173 7118

Bulgaria, Sofia
Tel. +359 2 919 8811
Fax +359 2 945 4014

Canada, Toronto
Tel. +1 416 847 7500
Fax +1 416 425 0598

China, Hong Kong
Tel. +852 2594 8894
Fax +852 2594 8701

China, Beijing
Tel. +86 10 8417 8177
Fax +86 10 8417 8077

Croatia, Zagreb
Tel. +385 1 344 1251
Fax +385 1 348 1258

Czech Republic, Prague
Tel. +42 0 2710 77700
Fax +42 0 2710 77702

Danmark, Copenhagen
Tel. +45 3378 5520
Fax +45 3378 5525

Egypt, Cairo
Tel. +20 2 529 9110
Fax +20 2 529 9103

France, Paris
Tel. +33 1 39 23 5400
Fax +33 1 39 23 5442

Germany, Berlin
Tel. +49 30 2594 1100
Fax +49 30 2594 1109

Great Britain, Milton Keynes
Tel. +44 190 8245 800
Fax +44 190 8245 802

Greece, Kifissia
Tel. +30 210 629 6700
Fax +30 210 629 6710

Hungary, Budapest
Tel. +36 1 887 7002
Fax +36 1 887 7001

India, Pune
Tel. +91 20 2750 5800
Fax +91 20 2750 5951

Indonesia, Jakarta
Tel. +62 21 3000 3600
Fax +62 21 8689 9103

Iran, Teheran
Tel. +98 212 237 0409
Fax +98 212 209 1374

Israel, Tel Aviv
Tel. +972 9 957 9091
Fax +972 9 957 6872

Italy, Rome
Tel. +39 06 4144 2405
Fax +39 06 4121 9097

Japan, Tokyo
Tel. +81 3 5572 7172
Fax +81 3 5572 7126

Korea, Seoul
Tel. +82 2 2112 2555
Fax +82 2 2112 2501

Macedonia, Skopje
Tel. +389 2 2580 000
Fax +389 2 2580 401

Malaysia, Kuala Lumpur
Tel. +603 2246 8811
Fax +603 2246 8812

Mexico, Mexico City
Tel. +52 55 4155 2400
Fax +52 55 415 5200

Netherlands, Utrecht
Tel. +31 3024 7 1259
Fax +31 3029 8 7258

Poland, Warsaw
Tel. +48 22 312 7200
Fax +48 22 312 7201

Romania, Bucharest
Tel. +40 21 2004 501
Fax +40 21 2004 670

Russia, Moscow
Tel. +7 495 745 2616
Fax +7 495 745 2614

Singapore, Singapore
Tel. +65 6849 8321
Fax +65 6849 8621

Slovakia, Bratislava
Tel. +42 1 2492 94909
Fax +42 1 2492 94919

South Africa, Pretoria
Tel. +27 12 677 1502
Fax +27 12 666 8191

Spain, Madrid
Tel. +34 91 484 6161
Fax +34 91 484 6019

Taiwan, Taipei
Tel. +886 2 2715 9696
Fax +886 2 2719 2776

Thailand, Bangkok
Tel. +66 2344 6100
Fax +66 2676 5234

Turkey, Istanbul
Tel. +90 212 867 3330
Fax +90 212 867 4440

United Arab Emirates, Dubai
Tel. +97 14 8833 200
Fax +97 14 8833 201

USA, Washington
Tel. +1 202 414 6746
Fax +1 202 414 6790

Vietnam, Ho Chi Minh-City
Tel. +848 3588 9100
Fax +848 8958 714

Information on the Internet. Special information on our shares and earnings development can be found in the "Investor Relations" section of our website. It includes the Group's annual and interim reports, the company financial statements of Daimler AG, and reports to the US Securities and Exchange Commission (SEC). You can also find topical reports, presentations, an overview of various key figures, information on the share price, and other services.

www.daimler.com/investors

Publications for our shareholders:
- Annual Report (German, English)
- Form 20-F (English)
- Interim Reports for the 1st, 2nd and 3rd quarters (German, English)
- Sustainability Reports (Facts and Magazine) (German, English)

www.daimler.com/ir/reports

The financial statements of Daimler AG were prepared in accordance with German accounting principles and the consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS).
Both sets of financial statements were audited by KPMG AG Wirtschaftsprüfungsgesellschaft (formerly KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft), and an unqualified audit opinion was rendered thereon. These financial statements were filed with the operator of the electronic version of the German Federal Gazette and were published in the electronic version of the German Federal Gazette.

The aforementioned publications can be requested from:
Daimler AG, Investor Relations, HPC 0324, 70546 Stuttgart, Germany.

The documents can also be ordered by phone or fax using the following number: +49 711 17 92287

Daimler AG
70546 Stuttgart
Phone +49 711 17 0
Fax +49 711 17 22244
www.daimler.com

Investor Relations
Phone +49 711 17 95277
+49 711 17 92261
+49 711 17 95256
Fax +49 711 17 94075
ir.dai@daimler.com

	Mercedes-Benz Cars	Daimler Trucks	Sales Organization Automotive Businesses	Daimler Financial Services	Vans, Buses, Other
Europe					
Production locations	10	7	–	–	11
Sales outlets	–	–	3,758	40	–
Revenue in millions of €	28,092	11,595	–	4,833	11,518
Employees	86,352	32,756	41,636	4,358	29,131
NAFTA					
Production locations	1	16	–	–	4
Sales outlets	–	–	1,361	8	–
Revenue in millions of €	9,721	6,656	–	3,586	1,221
Employees	3,782	19,461	2,798	1,370	1,767
Latin America (excluding Mexico)					
Production locations	1	1	–	–	3
Sales outlets	–	–	476	7	–
Revenue in millions of €	440	3,046	–	214	1,238
Employees	1,153	10,821	88	304	4,100
Africa					
Production locations	1	1	–	–	1
Sales outlets	–	–	228	2	–
Revenue in millions of €	1,239	1,165	–	246	336
Employees	5,555	1,280	–	355	–
Asia					
Production locations	4	8	–	–	3
Sales outlets	–	–	1,121	11	–
Revenue in millions of €	7,600	5,510	–	231	443
Employees	461	15,097	3,499	556	458
Australia/Oceania					
Production locations	–	–	–	–	–
Sales outlets	–	–	242	2	–
Revenue in millions of €	695	579	–	173	222
Employees	–	–	1,106	173	–

Note: Unconsolidated revenue of each division (segment revenue).

Financial Calendar 2009

Annual Press Conference
February 17, 2009

Analysts' and Investors' Conference Call
February 17, 2009

Presentation of the Annual Report 2008
February 27, 2009

Annual Meeting
April 8, 2009
10:00 a.m. CEST | 4:00 a.m. EST
Messe Berlin

Interim Report Q1 2009
April 28, 2009

Interim Report Q2 2009
July 29, 2009

Interim Report Q3 2009
October 27, 2009



Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SGS-COC-2779

The paper used for this Annual Report was produced from cellulose sourced from certified forestry companies that operate responsibly and comply with the regulations of the Forest Stewardship Council.

Daimler AG
Stuttgart, Germany
www.daimler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

By: 
Name: Robert Köthner
Title: Vice President
Chief Accounting Officer

By: 
Name: Silvia Nierbauer
Title: Director

Date: June 05, 2009